Exhibit 15.1

Swedish annual report for 2018

in English (adjusted version)

Contents

The business

1	Highlights 2018
2	CEO comment
4	Business model
5	An industry in change
6	Strategy and financial targets
11	Frontrunner in 5G
12	Our people
13	Segments
17	Market areas
23	Supply chain

Financials

24	Letter from the Chair of the Board
25	Board of Directors’ report
37	Report of independent registered public accounting firm
38	Consolidated financial statements
45	Notes to the consolidated financial statements
91	Management’s report on internal control over financial reporting
92	Risk factors
102	Forward-looking statements

Corporate governance

103	Corporate governance report
129	Remuneration report

Sustainability

135	Sustainability management
136	Significant topics and risk management

Share information

139	The Ericsson share

Other information

143	Five-year summary
144	Alternative Performance Measures
148	Financial terminology
149	Glossary
150	Shareholder information
152	Signatures

The annual accounts and consolidated accounts of the Company are included on pages 38–90 in this document.

Contact: investor.relations@ericsson.com

Ericsson in brief

We have made the world a smaller place by connecting people through communications technology: from telegraphy to fixed telephony to mobile. As a 5G technology leader we are making it even smaller as we move from connecting every ‘one’ to connecting every ‘thing’.

It all started in a mechanical workshop in Stockholm in 1876 where Lars Magnus Ericsson designed telephones and his wife Hilda manufactured them by winding copper wire coils.

Ericsson revolutionized fixed communications with new switching techniques. We did it again with fixed telephone digital technology, and then came mobility.

We have been a technology leader in every generation of mobile communications. When broadband was in its infancy, Ericsson was already working on the technology that would become 3G. Ericsson was working on 4G long before the smartphone became ubiquitous.

Our technology leadership has been a key industry driver towards 5G.

With 5G now a commercial reality, we continue to invest to strengthen 5G leadership and help our customers, and by association their customers, capture the full value of connectivity.

Our portfolio spans Networks, Digital Services, Managed Services, and Emerging Business and Other. It is designed to help our customers go digital, increase efficiency and find new revenue streams.

The Ericsson shares trade on Nasdaq Stockholm and the Ericsson ADSs trade on NASDAQ New York. www.ericsson.com.

1 The business – This is Ericsson	Ericsson Annual Report on Form 20-F 2018

Highlights 2018

Execution of the focused strategy yielded gradual results during 2018. The basis of the strategy is increasing investments in R&D for technology and cost leadership in combination with cost efficiency efforts to drive better gross margin. In 2018, Ericsson returned to growth and profitability. Full year operating margin1) was 4.4% supported by a strengthening gross margin2). Full year organic sales growth was 1% and the first commercial deployment of 5G happened in the fourth quarter.

Earnings

Q1 report: Digital Services’ gross margin excluding restructuring charges improved YoY, to 41.4% (–25.5%) driven by improved services margins as a result of cost reductions.

Q2 report: Managed Services’ operating margin excluding restructuring charges improved to 6.5% (–2.1%) as a result of cost reductions and customer contract reviews.

Q3 report: Networks’ operating margin excluding restructuring charges was 16.1% (11.9%) driven by cost reductions and ERS ramp-up, partly offset by increased investments in R&D.

Q4 report: Sales adjusted for comparable units and currency increased by 4% and Ericsson returned to growth for the full year 2018.

Strategy execution

Digital Services: Provisions were made in the fourth quarter 2018 related to reshaping the BSS business and is expected to set Segment Digital Services on a strong path to achieving the target of low single-digit operating margin (excluding restructuring charges) in 2020.

Managed Services: At year-end 2018, the 42 contracts identified as unprofitable or non-strategic had been addressed, resulting in an annualized profit improvement of approximately SEK 0.9 billion.

Networks: The ERS is now fully transitioned and it accounted for 93% of total radio unit deliveries in the fourth quarter and 87% for full-year 2018.

Emerging Business and Other: Ericsson has partnered with One Equity Partners to further develop Media Solutions. Ericsson will retain 49% of the shares in the company.

Key announcements

North East Asia: Ericsson to automate Cloud Execution Environment (CEE) for NTT DOC-OMO in Japan.

South East Asia, Oceania and India : Celcom signs up with Ericsson to expand and upgrade its LTE network in Malaysia.

North America: T-Mobile and Ericsson sign a USD 3.5 billion 5G agreement in US.

Europe and Latin America: Wind Tre selects Ericsson for RAN modernization in Italy.

Middle East and Africa: MTN, Ericsson and Netstar record 5G first for South Africa.

Net sales SEK billion	210.8	Reported operating income (loss)	1.2	Number of employees	95,359
	(2017: 205.4)	SEK billion	(2017: –34.7)		(2017: 100,735)
	(2016: 220.3)		(2016: 5.2)		(2016: 111,464)

2 The business – CEO comment	Ericsson Annual Report on Form 20-F 2018

Our focused strategy delivers

2018 was an encouraging year. The focused strategy

delivered and 5G became a commercial reality.

Coming up next: pursuing growth – selective, disciplined

and profitable growth.

The Ericsson that closed 2018 was much more focused and slimmer; more customer-centric and efficient; faster and more agile; and financially transformed compared with the Ericsson of 12–18 months earlier.

By concentrating on our core business, increasing R&D investments and aggressively reducing costs, 2018 saw us progressing on our turnaround with improved profitability and growth. We achieved this, and increased our market share in the process, despite continued challenging market conditions with an overall market that contracted, as well as exits of contracts and businesses. As we all know, the kite lifts in headwind.

With the increased focus on our core business, we partnered with One Equity Partners to develop MediaKind, formerly Ericsson Media Solutions. We retain 49 percent of the shares in the company as we believe in the upside of this area. We will continue to develop RedBee Media as a focused media services entity.

The year also saw 5G move from the labs and trials to the market with the first commercial deployments. In addition to being an industry-changing technology, it will also be the backbone to the digitalization of society.

Customers first

Our focused strategy, launched in March 2017, starts from our customers’ needs, with relentless focus on what creates value. By executing on our strategy, we enable our customers to become more efficient, create great end-customer experiences, and find new revenue streams.

Growth

We are moving to the next stage of our focused strategy: pursuing selective, disciplined and profitable growth.

We aim to grow in our core business and in new businesses. Both are driven by our 5G and IoT capabilities and opportunities arising from technology shifts in the market. We will remain financially disciplined to safeguard our growth ambitions will not dilute our margin targets.

5G – a commercial reality

5G became a commercial reality during 2018 with commercial launches in North America. In 2019 we will see further launches enabled by already made and coming spectrum allocations.

5G will significantly reduce the cost-per-delivered-gigabyte for mobile broadband. This is the immediate compelling reason for our customers to invest as network traffic continues to grow.

As an enabler of use cases beyond mobility and into IoT, 5G will also create new growth opportunities for our customers, such as virtual reality applications, fixed wireless access or digitalization of industries and wider society. Most telecom operators will leverage their 4G networks to set up 5G connections. We can already support 5G in our installed base of Ericsson Radio System, introduced into networks in 2015, for cost-effective coverage and capacity build-outs on multiple bands.

Moreover, our new Cloud Core solutions are made to smoothly introduce dual-mode 5G Core. Service providers can leverage Ericsson orchestration solutions to efficiently and dynamically manage their networks. This provides cost-effective and fast transition to 5G.

5G is anticipated to be rolled-out faster than any previous technology generation. Our Ericsson Mobility Report predicts that 5G coverage will be available to 40 percent of the world’s population by the end of 2024, with about 1.5 billion 5G enhanced mobile broadband subscriptions, and 4.1 billion cellular IoT connections.

Meanwhile, we continue to invest in R&D to ensure we can help our customers with those opportunities.

5G standardization

Technology leadership has always been important to Ericsson. Through early and significant investments in R&D we are recognized as a leader in 5G standardization. Through the end of 2018 Ericsson has submitted the most 5G-related contributions to the key 3GPP working groups, and we have many industry firsts’ behind us.

Ericsson has been fundamental in stabilizing specifications for both non-standalone and standalone 5G so that we, together with our device partners, can now implement 3GPP-compliant and interoperable products. We continue to strongly promote open standards, by licensing our cutting-edge technology as the 5G ecosystem develops.

Growth in core and new businesses

We anticipate that the majority of our growth in the coming years will come from our core business. We believe that even small growth in this area will add significant value to the company.

This includes capitalizing on the strength of our Networks business, with the competitive Ericsson Radio System offering, as the radio access market comes back to growth.

It also includes building on our profitable Managed Services business, in which we now take the next steps through investments in artificial intelligence and automation.

In Digital Services, our top priority remains reaching profitability before growth, supported by stabilizing the top-line, continued cost reductions, efficiency improvements, critical projects reviews, and disciplined investments in a 5G-ready and cloud-native product portfolio.

In Digital Services there has been solid progress in most portfolio areas. However, the Business Support Systems (BSS) area has not shown satisfactory progress. We are now progressing to reshape the business. To speed up the restructuring, additional measures were communicated in January 2019, including provisions and restructuring charges in Q4 2018 of SEK –6.1 billion.

Disciplined growth in new areas will be built on a horizontal technology- and platforms- led approach in Emerging Business and Other, where we aim to capture new revenues through rapid and disciplined innovation building on 5G and IoT. In cases of attractive new business opportunities, we may decide to scale up investments. This is also the reason why we believe it is better to manage Emerging Business and Other to maximize the net present value of cash flows rather than setting firm financial targets.

3 The business – CEO comment	Ericsson Annual Report on Form 20-F 2018

Our growth ambitions are being supported by our own digital transformation, giving our employees the digital tools and processes to best drive customer centricity and value- adding customer engagements.

Financial targets

At our Capital Markets Day in November we announced an increase in our 2020 net sales ambition by SEK 15 billion to SEK 210–220 billion, driven mainly by an improved market outlook in Networks.

We set out our long term target of more than 12 percent operating margin to 20221), at the latest. At this level we generate economic value as a company.

Sustainability and corporate responsibility

Sustainability is central to Ericsson’s purpose – empowering an intelligent, sustainable and connected world. We are committed to creating positive sustainability impacts and reduce risks to the company, customers and society through our technology, solutions, and the expertise of our employees.

Ericsson is integrating sustainability and corporate responsibility into our business strategy, and as such, our sustainability performance is now reflected in the Sustainability and corporate responsibility report published together with this Annual Report. We continue to support the ten principles of the UN Global Compact and the UN Guiding Principles on Business and Human Rights as important elements of our commitment to responsible business.

We have concluded the second year of our five-year carbon emission reduction target period. We are on track to reduce energy consumption in our products by 35 percent by 2022 versus the portfolio sold in 2016. To date we have seen an 8 percent reduction in relation to the 2016 baseline. This annual reduction is lower than planned as we needed to increase the share of air transport to meet the challenges of getting components in time as market demand increased rapidly during 2018. We remain committed to meeting the five-year target as other sub targets have progressed better than planned and the extensive use of air freight is not normal practice.

As part of our climate advocacy efforts, together with partners, we have launched the Exponential Climate Action Roadmap report. It outlines the global transformation required to reduce carbon emissions by half every ten years. Our technology has a critical role, as 30 percent of identified savings depend on digitalization, which will be accelerated by 5G.

1)	Excluding restructuring charges.

Ethics and compliance

We are committed to conducting business responsibly. How we do business is as important as what kind of business we do. To consistently meet this commitment and support our employees and leaders in fulfilling their duties and responsibilities, we continuously develop our Ethics and Compliance program. Our own investigations have detected improvement areas and in 2018 we continued to focus on our internal culture, third party management, and our investigation capabilities.

As previously disclosed, since 2013 Ericsson has been voluntarily cooperating with an investigation by the US Securities and Exchange Commission and, since 2015, with an investigation by the US Department of Justice into Ericsson’s compliance with the U.S. Foreign Corrupt Practices Act. We continue to cooperate with them and are in discussions to find a resolution.

In summary

2018 was a turnaround year. We saw improvements across all business segments.

We strive to continue to execute diligently on our focused strategy with the aim of building a stronger Ericsson long-term. Strategic contracts and costs for field trials have already negatively impacted our result in 2018, and we expect to see an increased proportion in 2019 to further position us for 5G leadership. While this will weigh on near-term performance, it will strengthen our business long-term, including our ability to reach both our 2020 and 2022 financial targets.

5G commercial reality is a significant landmark for Ericsson, the industry, and for society globally. Market uncertainty remains a factor as we move into 2019. However, as a 5G leader as shown by our 5G patent contributions and our 5G commercial contracts, we take the strong momentum behind the technology with us into the year with confidence and motivation.

Börje Ekholm

President and CEO

4 The business – Business model	Ericsson Annual Report on Form 20-F 2018

Business model

With an agile and efficient business model, we create value to our stakeholders by providing industry-leading, high performing, sustainable and cost-effective solutions to our customers. Our business model is built to manage changing requirements and to capture new business opportunities. Customer focus and motivated employees drive our business to create stakeholder value.

Customer focus	Motivated employees	Stakeholder value

By developing innovative and	By having motivated and	We create value for our
costcompetitive solutions for our	talented employees.	different stakeholders.
customers.

5 The business – An industry in change	Ericsson Annual Report on Form 20-F 2018

An industry in change

2019 is likely to be a landmark year for the industry.

Many technologies will ramp-up momentum and move

from being talked about to being acted on.

Artificial intelligence (AI), augmented reality (AR), and blockchain are all expected to gain traction. We believe though that the main technology 2019 trends will be 5G and the Internet of Things (IoT). They are also catalysts for, and interlinked with, the other technology trends.

Data demand

Network data traffic will continue to increase rapidly. The most recent Ericsson Mobility Report (November 2018) revealed that global data traffic grew globally by almost 80% between the third quarter of 2017 and the third quarter of 2018 alone. In the report, Ericsson also predicted that 2018 global data traffic will in turn increase five-fold by the end of 2024. 5G will handle about 25% of that total traffic.

5G goes beyond mobility, and beyond the wider information and communications technology (ICT) industry, 5G has the potential to facilitate new and sustainable use cases across all sectors of business and society towards enabling a connected digital society and driving the fourth industrial revolution.

Smart cities, virtual reality, autonomous cars, industrial IoT, fiber-over-the-air, digital health. All very exciting prospects. But they will not happen without 5G.

Needs and challenges

Such impact does not come without demands and challenges, where we believe that the largest challenge is to ensure that wide-ranging and efficient 5G and IoT ecosystems – spanning technology, regulatory, security, and industry partners – are in place to deliver on the potential.

Spectrum is a big topic area to be addressed. Delivering the economic and personal benefits of 5G will see huge data increases in networks. Handling that in the best way means more spectrum is required. Additional spectrum is therefore a must for 5G and IoT to truly drive global economic growth. Network security is another big and important topic. We believe that these topics must be addressed, answered, agreed upon and potential 5G engagers reassured.

Time to act

These discussions and decisions need to be happening now. Barriers to the roll-out and smooth implementation of 5G and IoT simply need to be removed if all the potential benefits are to be realized.

The telecom industry has an important role in driving this ecosystem through thought leadership and explaining the true potential of the technology.

We believe that regulators, policy makers and governments need to play their enabling role, not least regarding 5G spectrum availability.

5G and IoT provide uniquely huge opportunities where operators for example can benefit from additional 5G-enabled industry digitalization market opportunities. This requires global dialogue, collaboration and agreement.

6 The business – Strategy and financial targets	Ericsson Annual Report on Form 20-F 2018

A focused business strategy

The focused business strategy laid out in 2017 remains unchanged.

The results of our strategic execution are now visible and we are tracking well toward financial targets for 2020 and beyond.

On a growing market driven by 5G, we are well positioned to take the next step through disciplined growth.

Value creation in three key areas

We have identified three key areas in which we can support our customers, the telecom operators, to leverage the full value of connectivity and enable their success.

Firstly, customers need to continuously drive efficiency, relentlessly lowering the cost of delivering traffic in the networks. 5G will also increase spectrum efficiency which will lower cost.

Secondly, customers need to go truly digital to enable faster service provisioning and faster network configuration and to make services easier to use. This will be increasingly important in attracting new customers, but it will also help them to lower their costs further.

Finally, customers need to capture new revenue streams and new opportunities made possible by emerging technologies such as

5G and IoT. The 5G technology expands the addressable market for telecom operators beyond mobile broadband business into enterprise and industrial applications. The uptake of this technology on a large scale will lay the foundation for sustainable development across all sectors of society.

A focused strategy – based on three pillars

Based on our customers’ priorities, we have developed a focused business strategy. It is built on three pillars: technology leadership, product-led solutions and global scale and skill.

Technology leadership

Technology leadership brings innovative solutions to market ahead of competition, giving our customers an advantage. At the same time, technology leadership is a key driver for cost leadership, since we use the latest technology to bring the cost down in our products. This benefits both us and our customers.

Product-led solutions

We put software and hardware at the core of our customer solutions. These are complemented by services offerings such as installation, roll-out, system integration, support and consulting.

Global scale and skill

Our global presence and our close interaction with our customers brings opportunities for us to grow with discipline, leading to further scale advantages for our company.

Our peoples’ competence at Ericsson is a key asset to work close to our customers across the world.

Driving our business through four segments and five market areas

Based on our strategic pillars we have divided our business into four segments: Networks, Digital Services, Managed Services and, Emerging Business and Other.

In Networks we provide hardware, software and services for our customers to build and evolve their mobile networks.

Digital Services is a software-led business providing solutions for our customers to operate, control and monetize their mobile networks.

With our Managed Services offering we operate our customers’ networks, allowing them to focus on the services they provide to their customers.

In Emerging Business and Other we explore ways to leverage connectivity to create new revenue streams for our customers, such as IoT and the fourth industrial revolution.

All segments address the same customer group, the telecom operators, and they all build their offerings and strategies on the three strategic pillars described above.

We have organized the market into five geographical market areas. The market areas are responsible for selling and delivering the competitive solutions that are developed within our segments. Staying close to our customers is key. Over time more responsibility has been shifted to the market areas to secure that we stay close to our customers while maintaining central guidelines and governance structures to ensure price discipline.

Ericsson integrates Sustainability and corporate responsibility into the business and works to understand and manage environmental, social and economic impacts and opportunities within each segment.

7 The business – Strategy and financial targets	Ericsson Annual Report on Form 20-F 2018

Growth – taking the next step

During 2017 and 2018 our strategy execution plan has been focused on creating stability and improving profitability for Ericsson. This turnaround plan is showing progress and is also becoming increasingly visible in our financial performance, with an increased operating margin and a positive free cash flow excluding M&A. We can see top-line and gross margins benefiting from our decision to increase R&D investments. With this foundation etablished, we can take the next step and look for growth opportunities. Growth is important for a technology company, as it creates business opportunities and increased scale to invest in technology leadership.

Market trends supporting growth

Mobile data and cellular IoT connections are estimated to continue to grow at a high pace. Telecom operators need to invest in network upgrades to make the networks cope with this increased traffic volume. For a period our customers have had limited revenue growth, which has put a limit on capital expendi-

tures (CAPEX). Going forward, we see new opportunities for our customers to grow revenues driven by 5G in different use-cases:

•	Enhanced mobile broadband. Using 5G to cope with the exploding data traffic in order to lower the cost per gigabit.

•	Fixed wireless access. Used in areas where fiber is too expensive to deploy, which will generate revenue opportunities for our customers.

•	Massive and critical IoT connections. This is part of realizing the fourth industrial revolution, which will also generate revenue opportunities for our customers.

Our approach to growth

We believe that investments in technology leadership will support growth in our core business – Networks, Digital Services and Managed Services – and opportunities to grow in emerging business.

In the core business, we estimate the market to grow at a compound annual rate (CAGR) between 2% and 3% between 2018 and 2022. With increased stability and profitability in the company, we are in a position to selectively increase our market share in our core business.

We are also focusing on capturing growth outside the core business since our technology can be used in new businesses.

Growth through mergers and acquisitions (M&A) will target bolt-on and portfolio-near acquisitions.

We have a focused approach to sales growth. This is built on our focused business strategy and follows these criteria:

Selective – Product-led growth aligned with our streamlined portfolio and existing customer base.

Disciplined – Financial discipline, and disciplined execution in contract-signing and through contract delivery.

Profitable – The growth must be managed for positive net present value (NPV) and must support company group financial targets.

8 The business – Strategy and financial targets	Ericsson Annual Report on Form 20-F 2018

Tracking towards 2020 financial targets

The focused business strategy that we presented in March 2017 states our ambition to establish a fundamentally stronger company. This will create improved long-term value for our stakeholders, including our shareholders. The financial target is to reach an operating margin of more than 12%, excluding restructuring charges, on a sustainable basis. The target is to achieve this level no later than 2022.

The near-term focus is to continue the financial turnaround, and there are robust plans in place to reach an operating margin of at least 10% in 2020, excluding restructuring charges.

2018 progress

During 2018 there has been significant progress in strategy execution, which has also become increasingly visible in our financial metrics. The operating margin excluding restructuring is tracking towards the 2020 target and has improved from –12.8% in 2017 to 4.4% in 2018. Strategy-execution activities performed during the year include:

•  The cost-reduction program announced in Q2 2017 was completed and the work-force at the end of 2018 was 13,768 lower than when the program was announced;

•  All of the 42 identified low-performing contracts in Managed Services and 23 of the 45 critical contracts in Digital Services have been addressed.

•  The transition to the Ericsson Radio System continued, and 87% of all radio unit deliveries in 2018 were on this new platform.

2020 net sales growth driven by Networks

In 2018 Ericsson reported an organic and FX adjusted sales growth of 1%. The 2020 ambition for company net sales is SEK 210–220 billion (based on a USD to SEK rate of 8.70), to be compared with SEK 210.8 billion in 2018. Growth is mainly expected in Networks, driven by a growing radio access network (RAN) market and selective gains in market share. This will be partly offset by continued descoping of some businesses following implementation of the focused business strategy.

Continued gross-margin expansion

Gross margin in 2018 has improved significantly, driven by structural improvements. Cost reductions, efficiency improvements and investments in R&D in selected areas will continue to keep us competitive and to generate further expansion of gross margin. When pursuing expansion of market footprint, the NPV of the effort is evaluated. These expansions can be associated with negative initial returns since they consist mainly of hardware and services, which can impact economics in the near-term.

Continued R&D investments combined with structural cost reductions in SG&A

We expect our R&D investments to drive profitability, to secure technology and cost leadership and to protect the long-term business. Technology leadership will also contribute to generate market share and to increase advantages of scale. There will be a continued high focus on implementing structural improvements to reduce SG&A expenses while the strong customer interest in 5G is also estimated to generate a gradual increase in costs for field trials.

Working-capital efficiency and free cash flow in focus

Our ambition is to retain a strong balance sheet and positive free cash flow. We aim to secure financial resilience, improve performance visibility, increase accountability and drive focus on profit and cash. The target is to improve collection and credit management as well as sourcing and supply chain management, with an ambition to remain below 100 working capital days. Sharp discipline in both CAPEX and M&A activities are other major elements to drive positive free cash flow. The target is to generate positive free cash flow excluding M&A-activities each year up until 2020, and to generate strong positive free cash flow no later than 2022.

To support this, we are applying financial discipline with priority on profitability and return on capital over growth. As one of several measures to drive this change, we have introduced a value-based steering model in the 2018 short-term variable compensation program, which also takes cost of capital into account.

9 The business – Strategy and financial targets	Ericsson Annual Report on Form 20-F 2018

Cost reductions

The cost-reduction program announced in 2017 was completed as planned. Continuous cost improvements will continue, in order to stay competitive and support margin improvements. This includes increased activities on our own digital transformation and end-to-end process simplifications.

Targets beyond 2020

The long-term target of having an operating margin above 12% is now set to be achieved no later than 2022. Key drivers are a 5G-driven ramp-up of our Networks business; a more efficient Digital Services business with a larger share of software sales; growth and profitability improvements in Managed Services via artificial intelligence (AI) and automation; and finally a scaling-up of Emerging Business and Other such as IoT.

In the process to improve financial performance, all segments are critical for success and all have clear targets and focus areas supporting the Group targets for 2020 and 2022. The sum of the segments’ operating margin targets for 2020 is 10–13%, compared with >10% for the Group. For 2022 the sum of the segments’ operating margin targets is 12–14% compared with >12% for the Group.

We see opportunities for growth above the estimated market growth of 2% to 3% CAGR. Opportunities can be achieved through winning market share with a competitive product portfolio and cost structure, through growth in new businesses, and through M&A.

For free cash flow, the target is to shift from positive to strong free cash flows before M&A no later than 2022. This will be supported by continued discipline and efficiency improvements in working capital and by being strict on CAPEX.

10 The business – Strategy and financial targets	Ericsson Annual Report on Form 20-F 2018

11 The business – Strategy and financial targets	Ericsson Annual Report on Form 20-F 2018

Frontrunner in 5G

With global mobile data traffic expected to grow five times by the end of 2024, there is a need for a more efficient technology.

Previous generations of mobile networks addressed consumers predominantly for voice and SMS in 2G, web browsing in 3G, and higher-speed data and video streaming in 4G. The transition from 4G to 5G will serve both consumers and multiple industries. New applications such as 4K/8K video streaming, virtual and augmented reality and emerging industrial use-cases will also require higher bandwidth, greater capacity, reliability, security, and lower latency. Equipped with these capabilities, 5G will bring new opportunities for people, society, and businesses.

What is Ericsson’s vision for 5G?

5G is a platform for innovation. Previous generations were centered around consumer and personal communications. 5G will serve consumers, enterprises and take the Internet of Things to the next level, where superior connectivity is a prerequisite. The transition to 5G also has a huge potential not only to develop energy efficient solutions, but also to help different sectors of society to reduce their environmental impact.

Why will telecom operators invest in 5G?

The initial payback for 5G to telecom operators is lower cost to address traffic growth. These cost efficiencies will be enough to cover spectrum licenses and upgrades to 5G. The upgrade to 5G will typically start by building it upon the existing 4G network, with deployment of new 5G radios especially in densely populated areas with high capacity needs in the networks. According to our economic study of enhanced mobile broadband, 5G will enable 10 times lower cost per gigabyte than current 4G technology.

On top of the cost efficiency payback, telecom operators have options to address new incremental revenue opportunities based on their market specifics. For some, fixed wireless access will be a key growth opportunity to address a new market or underserved customers. Fixed wireless access is starting in North America where 5G services already were launched in 2018, but we see it gaining momentum also in other parts of the world.

Another opportunity is massive and critical IoT. Digitalization and 5G open up material revenue opportunities for telecom operators, with manufacturing and energy-and utilities sectors representing the biggest opportunity for revenues created or enhanced by 5G.

To what extent have telecom operators made progress defining the business case for massive and critical IoT?

We see many progressive telecom operators already starting to experiment and address these opportunities, based on 4G, with a mindset on the opportunities that 5G will open up. To better understand new use-cases, support our customers and build an ecosystem, we are collaborating with leading telecom operators worldwide, more than 40 universities and technology institutes and 20 industry partners.

When will 5G be a reality?

Already in 2018 there were a few 5G commercial networks up and running and in 2019 there will be many more commercial

5G network launches. The first 5G phone is expected to be introduced to the market during 2019 and by 2020 there will be broad availability of 5G devices.

How important is spectrum for Ericsson’s customers when transission to 5G?

Spectrum is most essential for this industry and is the telecom operators most critical asset. Previous technologies were built on low-frequency bands. Now with 5G also mid-bands around 3–6 GHz and high bands, above 24 GHz will be added. Telecom operators will have to combine low, mid and high bands to give the performance that users expect, whether it’s for video delivery or for the more advanced enterprise cases.

Does operators have to invest in new equipment to launch 5G services?

5G NR radios and corresponding antennas must be deployed. However, operators can leverage the existing 4G base station sites and also the 4G core network. The 5G NR equipment can be connected to 4G core network, making it possible to launch 5G services rapidly. Most operators will start to deploy 5G NR using 4G core networks and as new use cases, with higher requirements on for example network slicing, are required they will also upgrade to a 5G core network. The 5G core network has been standardized with a service-based architecture that facilitates new service introductions. It is also defined to be the same core network for mobile and fixed services. All 5G base stations will support both network build opportunities.

12 The business – Strategy and financial targets	Ericsson Annual Report on Form 20-F 2018

Our people story

We are on a journey, transforming our ways of working to create a great people experience that makes it even easier for us to focus on our customers, and deliver positive business results.

The foundation of our people story

Our values:

Respect, professionalism and

perseverance

Vision and purpose:

To empower an intelligent,

sustainable and connected world

To offer a great customer experience we must create a great people experience. This is key to the development and execution of our focused strategy. To achieve this, we are clear about what we provide as an organization and what we expect from our people.

Leveraging our company purpose, our core values and our people philosophies, we have articulated an aspiration for the experience people can expect working at Ericsson.

Our philosophies

To build greater transparency and alignment about what informs some of our most critical people related decisions, we defined a set of people philosophies.

We believe that:

•	Every individual is a talent.

•	We perform at our best when we know what work needs to get done and why it’s important to Ericsson.
•	We learn best when we are challenged and receive continuous feedback as we actively contribute to our team’s and Ericsson’s overall success.

•	Diverse, inclusive teams drive performance and innovation, creating greater business value.

•	We are engaged when we feel our work makes an impact, that we can work autonomously, are given opportunities to grow and that we are included and valued.

•	Our leaders are the driving force behind our business performance and overall company culture.

•	Our people should be paid in a fair way and be recognized and rewarded for the impact they create.

Focused activities 2018

In 2017 we set the foundation to re-design our ways of working in support of our company transformation and, in turn, evolve our culture. As part of this, we have implemented the following in 2018.

Succession and people planning

We created a framework that focuses on the value and impact that specific positions contribute to our business results. We manage the pipeline for those positions, in order to reduce risk of vacancy and to ensure performance. This work has started in 2018 with the top layers of the organization. We will cascade this way of working in 2019.

Performance management

We have a flexible, future-focused, development-oriented and impact-based performance management framework. It supports individuals and teams to be clear on what needs to get done, how their work contributes to the company, and reinforces the importance of continuous feedback so that we can change direction when necessary to stay aligned with changing business demands.

Engagement

Our employee feedback tool, VOICE, is mobile, flexible, and has given us increased speed to action in a more transparent and inclusive way. We performed a global employee survey twice in 2018. The first survey in the new format was performed in May and the second in November. During the year we saw a trend of increased scores aligned with our improved company performance and an increased focus on employee experience. The response rate increased by 4 percentage points to 85% and the employee satisfaction score increased by 5 percentage points to 73% putting us on par with the industry benchmark.

Building leadership capabilities for the digital world

We have designed and launched a set of development experiences that among other things include a “Digital Leadership Boot-camp”, a “Leadership on the Go” online digital learning path, that enable different parts of the organization to develop a baseline awareness and competence to understand what is needed to lead in a digital environment.

Learning and development

We have a comprehensive digital learning portal, called Ericsson Academy, which is integrated with our Performance Management and Learning Management systems. It connects employees to over 23,000 educational experiences – some self-paced and others instructor-led that drive upskilling and re-skilling. The average learning hours in 2018 was 21.3 hours.

13 The business – Segments	Ericsson Annual Report on Form 20-F 2018

Segments

Our segments enable the telecom industry and other sectors to do better business, increase efficiency, improve the user experience and capture new opportunities.

Networks

1)	Q4 2017–Q3 2018 revenues (USD), source: Dell’Oro.
2)	2018–2023, source: Dell’Oro.
3)	Reported operating income excluding SEK –1.8 billion related to restructuring charges.

Offering – main components

Networks’ solutions support all radio-access technologies and offer hardware, software and related services for both radio access and transport.

The product-related services comprise design, tuning, network rollout and customer support.

Business model

The contracts are primarily based on a transactional model, where Ericsson develops, sells, licenses and delivers hardware, software and services that are purchased by customers because of their specific functionality or capability. Networks’ business also includes recurring revenue streams such as customer-support and certain software revenues.

Market

In 2018, the market that Networks addresses, the RAN market, returned to growth after three years of decline. Investments in LTE in North America were the significant driver.

2018 was also an important year for 5G. Vital steps were taken to set the 5G standard; significant 5G radio spectrum were auctioned; and major telecom operators world-wide set their plans for 5G network deployments and services. In North America the first commercial 5G telecom network was launched, and in China and Taiwan large 5G field-trials were initiated.

The RAN equipment market is estimated by Dell’Oro to grow by 2% CAGR between 2018 and 2023, and by 3% in 2019.

In 2018, we strengthened our market position as one of the largest global suppliers of radio access equipment and increased our market share to approximately 29%.

Sustainability focus

The energy-efficiency of products, and sustainable materials management based on reuse and recycling, are key areas of importance for Networks and encapsulate Ericsson’s approach to environmental sustainability. One of the major cost items for telecom operators is energy, and we invest to improve the energy performance of our offerings and to lower the total cost of ownership for our customers. Ericsson Radio System is 5G-ready with the option of remote software installation which further contributes to reducing carbon footprint and use of materials.

Strategic priorities

The target for Networks in 2020 is to generate an operating margin of 15–17%, excluding restructuring charges, with a net sales ambition of SEK 141–145 billion. Networks’ three strategic priorities are to invest in technology and cost leadership, to expand market share selectively and to accelerate 5G with leading customers.

Investments in R&D are focused on generating more cost-efficient networks, greater network agility and improved serviceability. Our customers – the telecom operators – have limited freedom to adjust prices upwards, and in order for them to remain profitable or improve profitability thesnetworks need to be even more efficient.

Investments are also being made to improve network agility to enable our customers to address new revenue streams. The revenue opportunity will be enabled through IoT and 4G as well as 5G technologies and our ambition is to be the first on the market to offer new features and functionalities in these areas.

Through a competitive product portfolio and a competitive cost structure the strategy is to continue to gain market share and to seize new business opportunities where it makes business sense. Long-term, the ambition is to grow the business by expanding the Networks portfolio into areas adjacent to the RAN market, such as antennas, fixed wireless access, public safety and, converged transport and mobile backhaul.

In order to secure technology and market leadership in 5G networks, we work with leading customers. By the end of 2018 Ericsson had signed 10 5G commercial contracts with large telecom operators on several continents.

The 2022 target for Networks is an operating margin of 15%–17% excluding restructuring charges.

14 The business – Segments	Ericsson Annual Report on Form 20-F 2018

Digital Services

1)	Reported operating income excluding SEK –5.4 billion related to restructuring charges.
2)	External Sources Dell’Oro (Core), Analysys Mason (OSS), TBR Survey (Orchestration). Measured in revenues (Core, OSS) and operator survey (Orchestration)
3)	External sources IHS, Dell’Oro, Analysys Mason, Gartner, IDC.

Offering – main components

Digital Services provides solutions consisting primarily of software and services in the areas of Digital Business Support Systems (BSS), Operational Support Systems (OSS), Cloud Communication, Cloud Core, and Cloud Infrastructure. The portfolio is focused on 5G-ready, cloud-native, automated and industrialized solutions to secure a smooth digitalization and journey towards 5G for each customer.

Business model

Ericsson develops, sells , licenses and delivers solutions, based on software and services, for specific functions or capabilities in our customers’ operations. Customer contracts are typically integration projects, combining Ericsson software and high-value services. Customer-support and software upgrades typically continue to generate recurring sales after delivery of the initial solution. Ericsson has a selective approach to large and complex customer transformation projects and intends to move to a higher proportion of recurring revenues with subscription-based software licensing. This is over time expected to change the sales-mix towards a higher portion of software content.

Market

Ongoing digitalization, together with virtualization and the introduction of 5G is driving new opportunities for telecom operators. It gives possibilities to capitalize on the investments better by programming and slicing 4G and 5G networks for specific consumer and industry needs. It also gives possibilities to automate operations and become radically more efficient, and to serve and engage with customers digitally.

We estimate our addressable market to grow by between 1% and 4% CAGR between 2018 and 2022. The growth is primarily driven by the ongoing technology shift while the market for legacy products is declining.

Sustainability focus

Ericsson focuses on utilizing the full value of connectivity and enabling telecom operators to engage with modern digital ecosystems. Critical aspects of conducting business in these ecosystems are the protection of sensitive data, and respect for the right to privacy. Ericsson aligns its business with legal requirements for privacy and is committed to ensure that privacy is designed into Ericsson’s solutions.

Strategic priorities

The top priority for Digital Services is to turn the segment around into a profitable business. Actions proceed with efficiency improvements, cost reductions and 23 of the identified 45 critical and non-strategic projects addressed. Losses in 2018 were significantly reduced and the segment is tracking towards its financial targets.

The financial target for 2020 is a low single digit positive operating margin, excluding restructuring charges, with a net sales ambition of SEK 41–43 billion. The continued turnaround is executed in four strategic areas: customers, portfolio, commercial and operational. Key activities are:

•	Growing sales in line with market development, supported by a virtualized and 5G-ready portfolio and a focus on installed base and on large customers that are early 5G adopters.

•	Maintaining a disciplined portfolio management, creating a portfolio that is optimized for business impact through focused investments in cloud native and automation technology.

•	Providing strong commercial governance and discipline to maximize software value and avoid high-risk projects.

•	Continuing to improve operational efficiency across R&D, SG&A and service delivery.

New product portfolio sales grew in 2018 and profit improved compared to 2017. Most of the losses in 2018 are in BSS, for which additional strategic measures has been announced. These measures lead to provisions and restructuring charges of SEK –6.1 billion in the fourth quarter of 2018. The new strategy will set Digital Services on a stronger path on achieving the 2020 financial targets. Another key activity for the turnaround is to address the remaining critical and non-strategic projects. The target is to address additional 25% of the projects in 2019. A strong central governance and support around the projects have been established to reduce commercial risk and dilution of margins.

The 2022 target for Digital Services is an operating margin of 10%–12% excluding restructuring charges.

15 The business – Segments	Ericsson Annual Report on Form 20-F 2018

Managed Services

1)	Reported operating income excluding SEK –0.3 billion related to restructuring charges.
2)	IHS Service Provider Outsourcing to Vendors Annual Market Report, 2018

Offering – main components

Our offering to telecom operators includes networks and IT managed services, Network Design and Optimization (NDO), and Application Development and Maintenance (ADM). Our main competitive advantages are a strong domain competence in telecom networks and IT technology and operations; the volume of data processed from operations and investments in automation and artificial intelligence (AI).

Managed Services provides positive customer experience and cost performance based on operations and optimization driven by automation and AI.

Business model

Networks and IT Managed Services

Managed Services operates customer networks and IT systems both in the field and remotely from our network operations centers. The contracts are typically 3–7 years, including transition, transformation and optimization. The transition phase is associated with lower profitability because it involves up-front costs when employees and expertise are transferred from the customer to Ericsson. During the transformation phase, global processes, tools and delivery models are introduced. The optimization phase focuses on increasing efficiency using industrialized solutions for automation, AI and analytics.

Managed Services contracts are frequently renewed. Furthermore, the nature of this business gives a capital turnover ratio higher than the Group average.

Market

The main drivers for Managed Services are the increasing complexity of networks and IT systems, a high demand for better end-user experience, and a continued need for telecom operators to become more efficient and reduce costs. All this can be addressed with industrialized solutions in automation and analytics. The market is expected to grow by between 2% and 4% CAGR between 2018 and 2022.

Sustainability focus

Increasing the use of automation, machine learning and artificial intelligence improves network management and contributes to improve safety and reduce negative environmental impact. Protecting customer and other sensitive data and the right to privacy are significant topics for Ericsson as for the rest of the industry, and the importance will continue to grow with the implementation of 5G. We take an inclusive, risk-based approach to occupational health and safety that includes employees and anyone working or managing networks on our behalf. Consideration for safety and wellbeing is of paramount importance to Ericsson when carrying out installation and service.

Strategic priorities

The target is to achieve a 5–8% operating margin, excluding restructuring charges, with a net sales ambition of SEK 23–25 billion in 2020.

One important initiative in the 2018 business turnaround was the contract review process. This involved 42 contracts which were unprofitable or non-strategic. These contracts were either exited, renegotiated or transformed. The review of the 42 contracts were completed in 2017 and 2018, resulting in an annualized profit improvement of approximately SEK 0.9 billion.

Industrialization and mass-deployed automation will drive continued efficiency in the service delivery organization. Investments will be made in automation and analytics as well as in AI-driven offerings to support 5G, IoT and cloud.

Moving forward, the focus is on disciplined growth with strict financial governance.

The long-term target is to reach an operating margin of 8–10%, excluding restructuring charges, no later than 2022.

16 The business – Segments	Ericsson Annual Report on Form 20-F 2018

Emerging Business and Other

1)	Reported operating income excluding SEK –0.6 billion related to restructuring charges.

Offering – main components

The Emerging Business and Other segment consists of four businesses:

•	Emerging Business

•	iconectiv

•	MediaKind (formerly Media Solutions)

•	Red Bee Media (formerly Broadcast Sevices).

Emerging Business is the area for investments outside Ericsson’s core business. The objective is to identify new revenue sources for telecom operators and new types of businesses. Major initial investments areas are Internet of Things platform (IoT Accelerator), Connected Vehicle Platform, and edge computing through Ericsson Edge Gravity, offering a Unified Delivery Network (UDN).

Iconectiv offers software-based interconnection solutions providing number portability between operators.

MediaKind includes platforms for compression, video processing and storage, content publishing and delivery.

Red Bee Media consists of technology enabled services, where Ericsson manages the play-out platform for broadcasters and content owners.

Sustainability focus

Strong, responsible business practices such as management of sensitive data and fair competitive behavior are considered by Ericsson when building partnerships and ecosystems for the future. Opportunities from implementation of the Internet of Things and new technology innovation have significant potential for sustainability improvements in society by

2)	Research study: Exploring the effect of ICT solutions on GHG emissions in 2030.

reducing environmental impact, and improving productivity and safety across industries. According to Ericsson research, ICT solutions could help to reduce greenhouse gas emissions globally by up to 15% by 2030.2)

Strategic priorities

The target for Emerging Business and Other in 2020 is to reach a break-even operating income, excluding restructuring charges, with a net sales ambition of SEK 5–7 billion given the current portfolio and scaling of opportunities.

The key strategy is to operate the businesses in Emerging Business with a disciplined and lean startup approach, including clear financial targets and regular reviews of business performance compared to target milestones for funding approvals.

Each strategic opportunity in Emerging Business will be managed for positive Net Present Value (NPV).

The 2020 target excludes MediaKind and includes Red Bee Media. Ericsson announced its focused business strategy in March 2017. As a result, the company decided to explore strategic opportunities for MediaKind and Red Bee Media, and in January 2018 the strategic review of the media business was concluded. Ericsson is forming an independent company together with an external partner, One Equity Partners and retains 49% of the shares in MediaKind. Red Bee Media will continue to be developed as an independent and focused in-house media service business.

17 The business – Segments	Ericsson Annual Report on Form 20-F 2018

Market areas

5G started to become a reality in 2018 – at different activity levels in different regions of the world, but with a common view of a technology that will benefit society, enterprises and individuals. North America was first out, but frontrunner telecom operators in all market areas will soon launch 5G to manage the costs of traffic growth as well as to address new opportunities for incremental revenue based on fixed wireless access and IoT.

Our geographical structure

Our geographical structure comprises five market areas, to provide clear customer interfaces and give fast time-to-market. There is one additional market area called ‘Other’.

Our geographical market areas are responsible for selling and delivering the competitive solutions that our business areas develop.

North America
Net sales:
SEK 58.6 billion
Number of
employees:
9,727
Europe and
Latin America
Net sales:
SEK 60.3 billion
Number of
employees:
44,621
Middle East and
Africa
Net sales:
SEK 23.6 billion
Number of
employees:
4,264
South East Asia,
Oceania and India
Net sales:
SEK 29.6 billion
Number of
employees:
23,959
North East Asia
Net sales:
SEK 22.3 billion
Number of
employees:
12,788
Other
Net sales:
SEK 16.5 billion
Includes primarily
IPR licensing
revenues and the
major part of the
segment Emerging
Business and Other
Manufacturing sites
Brazil
Estonia
China
Mexico
North America
India
Service delivery centers
India
China
Mexico
Romania

18 The business – Segments	Ericsson Annual Report on Form 20-F 2018

North America

Market trends

Long term evolution (LTE) penetration is currently 86% in North America, which is the highest share globally. In North America, 5G commercialization is moving at a rapid pace, and the region is the first to launch commercial 5G services. On October 1, 2018 Verizon launched a 5G fixed wireless internet service in four cities and on December 21, 2018 AT&T launched a mobile 5G service in 12 cities. T-Mobile and Sprint have announced plans to launch 5G during the first half of 2019. In Canada, Rogers announced a multi-year network plan on April 16 2018 that includes working with Ericsson on its 5G network evolution and will include 5G trials in 2019.

Telecom operators increased investments in mobile equipment 2018 to meet increased data traffic in the networks and to prepare for 5G. With continued pressure on the average revenue per user (ARPU) and high mobile data growth in the networks, operators are focusing on cost efficiencies, customer experience and new revenue streams to improve their competitive position in the market.

During 2019 a decision on the pending merger of T-Mobile and Sprint is expected, and at the same time Dish, Comcast, Charter and other new entrants are expected to continue to pilot and launch wireless service offerings.

The RAN market in North America is expected to grow at a compound annual growth rate (CAGR) of approximately 3% between 2018 and 2022 (source Dell’Oro).

Key announcements 2018

•	Sprint and Ericsson expand 4G partnership, including Massive-MIMO and 5G upgrade

•	Rogers and Ericsson work together on 5G network evolution in Canada

•	Verizon and Ericsson expand 4G partnership, partner for 5G launch

•	Ericsson increasing US investments to support accelerated 5G deployments

•	T-Mobile and Ericsson sign USD 3.5 billion 5G agreement

•	AT&T and Ericsson collaborated on 2018 5G launch and signed a multiyear agreement

•	Dish selects Ericsson for NB-IoT radio access and core network

Sales development 2018

Networks sales increased, primarily driven by investments in 5G readiness across all major customers. Digital Services sales increased as operators digitalize operations and improve customer experience to prepare for 5G. Managed Services sales grew, driven by higher variable sales in large customer contracts.

19 The business – Segments	Ericsson Annual Report on Form 20-F 2018

Europe and Latin America

Market trends

The Market Area Europe and Latin America had 1.8 billion mobile subscriptions in the third quarter 2018, more than 22% of the global total. In Western Europe, LTE is the dominant access technology, accounting for 57% of all subscriptions. Western Europe is preparing for 5G, with many operators planning commercial launches during 2019, and by the end of 2024 5G is forecast to account for around 30% of all mobile subscriptions. In Latin America, LTE became the dominant radio access technology in 2018, accounting for 42% of all subscriptions, which is expected to rise to 74% in 2024.

The high level of 5G activity in the US and China is creating momentum in Europe; Ericsson has already achieved the first commercial launch in Europe in 2018 with Swiss-com. Four of Ericsson’s first ten commercial 5G contracts are in Europe where industrial-use cases are expected to play an increasingly important role from 2020. Early deployments in the region will deliver enhanced mobile broadband and fixed wireless access.

Other market conditions such as spectrum assignments, prices and license terms and deployment barriers remain challenging. Whereas North America, Japan and China have markets of substantial scale, Market area Europe and Latin America with 128 countries has unique characteristics, such as the uncoordinated timing of spectrum release, that makes larger synchronized investments in 5G more difficult to justify. In

Western Europe, new spectrum has started to be released and all initial 5G bands are projected to be available by 2022. In Latin America, Brazil, Chile, Colombia and Mexico are expected to be leaders in 5G but spectrum availability will lag behind Europe.

In Europe and Latin America, the RAN equipment market is expected to remain relatively flat in the next 4–5 years.

Key announcements 2018

•	Wind Tre selects Ericsson for RAN modernization in Italy

•	Movistar Argentina selects Ericsson Radio System to transform mobile network

•	Play selects Ericsson to accelerate nationwide mobile network expansion in Poland

•	TIGO selects Ericsson to upgrade its network in Paraguay and Honduras

•	Telenor selects Ericsson for 5G core network transformation

•	Deutsche Telekom and Ericsson partner to provide industry solution for OSRAM

•	Ericsson and Swisscom get 5G ready for business

•	Estonia’s first 5G network to go live at TalTech University

Sales development 2018

The strong growth in Networks sales in Latin America and parts of Europe was partly offset by lower sales in Managed Services due to exit of non-strategic contracts.

20 The business – Segments	Ericsson Annual Report on Form 20-F 2018

Middle East and Africa

Market trends

The Market Area Middle East and Africa comprises 70 countries and is a diverse region. The countries of the market area vary with advanced markets which have over 100% penetration in mobile broadband subscriptions and emerging markets where around 40% of mobile subscriptions are for mobile broadband. At the end of 2018, more than 20% of all mobile subscriptions in the Middle East and North Africa were for LTE, while in Sub-Saharan Africa LTE accounted just over 7% of subscriptions. The region is anticipated to evolve, and 90% of subscriptions are expected to be for mobile broadband by 2024. Driving factors behind this shift include a young and growing population with increasing digital skills, as well as more affordable smartphones.

Operators’ revenue ratios are expected to stay relatively flat or grow slightly. Regulatory challenges (e.g. spectrum policy and technology-specific licenses) still exist in several countries. Despite coverage and affordability issues, mobile broadband subscriptions have grown in recent years. A majority of subscriptions are now on 3G while 4G is expected to be the dominant technology by 2025. The race for 5G leadership in the market area is increasing, with several frontrunner operators firming up their plans for 5G launches in 2018 or early 2019. 5G-network deployments are expected to take off in larger scale in 2021. Total 5G subscriptions in the market area are expected to reach 18 million by 2024.

Key announcements 2018

•	Ericsson wins contract to upgrade ZAIN Iraq’s Radio Access Network

•	Mobily signs agreement with Ericsson to manage its IT services

•	LTE Advanced and NB-IOT drive STC 4G expansion in Saudi Arabia

•	AirtelTigo partners Ericsson to consolidate and upgrade its network in Ghana

•	Etisalat and Ericsson trial Massive MIMO technology in the UAE

•	Ericsson wins Digital Company of the Year and Innovation through Technology Awards

•	Ericsson and Turkcell receive award for new Internet of Things solution

•	MTN, Ericsson and Netstar record 5G first for South Africa

Sales development 2018

Sales declined slightly. Networks sales declined due to monetary restrictions in certain markets, Digital Services declined due to timing of project milestones while Managed Services sales were flat.

21 The business – Segments	Ericsson Annual Report on Form 20-F 2018

South East Asia, Oceania and India

Market trends

South East Asia and Oceania includes developed markets with some of the most advanced networks in the world, as well as developing economies that have only recently launched LTE. 3G is still the dominant technology, at 48% of all subscriptions. However, LTE subscriptions grew by 70% during 2018, taking a share of 26%.

In India, 2G has remained the dominant technology during 2018, accounting for around 56% of total mobile subscriptions at the end of the year. However, the country has experienced strong growth in the number of LTE subscriptions over the last couple of years, and at the end of 2018 LTE accounted for close to 30% of all mobile subscriptions.

The overall telecom market in South East Asia, Oceania and India has strong fundamentals in terms of the growth in subscriptions, smartphone penetration and data consumption. At the same time, telecom operators are challenged by intense competition and the cost of managing increased data traffic. The appetite for 5G and virtualization is growing across most markets as a means of increasing efficiency, improving customer experience and creating new revenue opportunities. However, spectrum allocation constraints mean that the majority of 5G deployments across South East Asia and India are still several years away. In addition, there continue to be LTE capacity and cover-

age opportunities for these markets. Commercial 5G deployments in Australia have already begun, whilst in Singapore, large-scale 5G trials are expected to take place in 2019.

Key announcements 2018

•	Celcom signs up with Ericsson to expand and upgrade its LTE network in Malaysia

•	Singtel and Ericsson to launch Singapore’s first 5G pilot network

•	Ericsson and Telstra announce 5G partnership

•	Ericsson and Telstra complete ground-breaking long-range NB-IoT connection

•	Ericsson establishes Center of Excellence and Innovation Lab for 5G in India at the IIT, Delhi

•	Ericsson and Dialog Axiata partner to roll out the first commercial massive IoT network in Sri Lanka

•	Singtel and Ericsson roll out Singapore’s first commercially available NB-IoT network

Sales development 2018

In 2018 sales declined, mainly due to timing of major projects in Vietnam and India. Managed Services sales grew slightly mainly due to a new contract, while sales in Digital Services remained flat.

22 The business – Segments	Ericsson Annual Report on Form 20-F 2018

North East Asia

Market trends

In Japan and Korea, LTE has long been the dominant technology, and with the massive investment in LTE in mainland China in recent years, LTE subscriptions now account for more than 80% of total subscriptions there. China alone had more than 1.3 billion LTE subscriptions at the end of 2018.

All the large telecom operators are preparing for 5G, and network deployments are expected to start in 2019.

Large field trials have started in mainland China and will continue in 2019, and deployments of 5G networks are expected to accelerate in 2020. The focus of 5G investments is expected to be on industrial applications such as smart manufacturing. In Japan, the initial focus of 5G investments will be on deploying enhanced mobile broadband and will later move to IoT connections. The main volume of 5G deployments is not expected to start until the later part of 2020, constrained by spectrum allocation and construction resources. In Korea, the government has set a vision of smart manufacturing, health and transport running on 5G networks, but the initial focus will be on enhanced mobile broadband. Larger investments by telecom operators in 5G are expected in 2020 or 2021. The 5G subscription penetration is projected to exceed 43% in 2024.

Key announcements 2018

•	NBC Olympics selects Ericsson for its production of 2018 Olympic Winter Games in Pyeongchang

•	Ericsson and China Mobile pursue Industry 4.0 IoT opportunities

•	Ericsson and Chunghwa Telecom bring 5G to Taiwan early 2019

•	Ericsson to automate Cloud Execution Environment (CEE) for NTT DOCOMO

•	Ericsson pioneers machine learning network design for SoftBank

•	Ericsson, Intel and China Mobile achieve 3GPP-compliant, multi-vendor Stand-alone 5G NR interoperability

Sales development 2018

In 2018, sales declined due to reduced operator investments in LTE whilst the telecom operators plan for 5G.

23 The business – Supply chain	Ericsson Annual Report on Form 20-F 2018

Supply chain

During 2018 Ericsson began manufacturing in the US together with a production partner. Customers in the US are early adopters of new technology, and bringing R&D and production closer to the US customers is a logical step when the implementation of 5G begins. In parallel, we are designing our supply chain across the globe to stay close to all our customers who are early adopters of 5G.

The Ericsson supply chain secures high-performing, sustainable and cost-effective deliveries of hardware products, software and services to our customers. This requires continuous global supply chain management and resource management in close collaboration with sales and product management. Ericsson’s global hardware production strategy is to be close to our customers through all steps of the product life-cycle and to meet customer requirements with short lead-times and flexibility, targeting surface transportation. This also includes proactive and reactive supply chain risk management as well as securing adherence to Ericsson’s implemented global standards. As the fourth industrial revolution is emerging and maturing, our manufacturing sites and logistics operations are there to prove business value and to ensure that 5G meets industry requirements.

We conduct supplier contract compliance audits to verify compliance with the agreements. All potential new suppliers must complete mandatory supplier self-assessments, and existing suppliers must update their self-assessment on a regular basis.

● New product introduction

Preparing the supply chain for new products and solutions. Ensuring producibility and serviceability, securing the supplier base for hardware, software and service resources and preparing the processes across the supply chain, in close collaboration with R&D.

● Planning

Planning and dimensioning the supply chain of hardware, software and service resources to meet customer demands.

● Sourcing

Sourcing involves the sourcing of hardware, software and services. Purchase orders are created and monitored to manage delivery of products and resources from external and internal sources. Ericsson responsible sourcing works to ensure that business is conducted responsibly at suppliers and partners across the supply chain n accordance with the

Ericsson Code of Conduct. Cross-functional collaboration with R&D and sales teams from an early stage of each project is required to define the right scope and terms of the supplier agreements and to onboard suppliers in a compliant manner.

● Hardware manufacturing and software delivery

Hardware manufacturing and creation of software entitlement for customers. Balancing the hardware manufacturing between Ericsson manufacturing sites and external manufacturers to secure high delivery flexibility. The software delivery flow is digitized.

● Logistics (distribution, warehousing, order management)

Logistics includes the replenishment of production plants, supply hubs and warehouses; the management of hubs and warehouses; order and contract handling; global physical distribution; and enabling, optimizing and executing logistic services and the transportation of goods.

● Local supply

Customer contract supply chain preparation in close interaction with sales, as well as coordinating delivery of hardware products including software license activation to our customers.

● Service delivery

Provisioning of services for design, operations, optimization and after sales support of our products and solutions balancing Ericsson’s own resources and local, regional and global external resources.

● After sales

After sales includes both a warranty period and after sales support.

24 Financials – Letter from the Chair of the Board	Ericsson Annual Report on Form 20-F 2018

Letter from the Chair of the Board

Dear shareholders

At Ericsson’s Annual General Meeting in March 2018 I was elected Chair of the Board. I am grateful for the trust that the shareholders have given me. My ambition is to ensure that each one of Ericsson’s employees shares my passion for creating value for our customers. We can do this best by running the company as efficiently as possible and by continuing to invest in Research & Development so as to stay at the forefront of technology. My initial priorities have been to meet with customers and employees in order to better understand the needs of customers and the culture of the company. It has been very impressive to see the strong competence and technology skills that the organization possesses and highly rewarding to be in direct dialogue with our customers.

One reason why I accepted the position of Chair was the opportunity to be involved in a company that is leading the way in driving superior technical innovation, supported by Ericsson’s profound and long-standing heritage in communications, technology and infrastructure. I am deeply convinced that the company’s unique position in 5G gives it great potential for the future.

As a Board we have continued to invest significant time in corporate governance during 2018, since this is a fundamental element in building trust. The Board is totally committed to complying with the best-practice corporate standards at the global level and to supporting a robust corporate culture founded on the three core values of respect, professionalism and perseverance. The Board will ensure that Ericsson has a robust and fit-for-purpose compliance and that the company is continuously looking for ways to strengthen and improve ethics and compliance in different areas. These include our own people and culture as well as third-party engagements, compliance and investigation capabilities and internal control capabilities.

Ericsson’s leadership in sustainability for the past 25 years is a core asset that will continue to be in focus across the company and is becoming an ever more fundamental part of the business. The work of the Board includes ensuring that business is conducted in a responsible manner that focuses on responsible sourcing, anti-corruption measures and health and safety, but also addresses environmental issues, energy efficiency and climate change and creating a positive socio-economic impact.

As part of a strong focus on accountability, succession plans and talent management, the Board encourages long-term value creation and aims to retain, motivate and attract talented collaborators with the aid of our performance-based share-related incentives.

As a Board we review the company’s strategy, financial targets and risks on a regular basis. With 2018 behind us, I can conclude that Ericsson has made great progress in executing our strategy. We are well on-course towards achieving our financial targets, including our long-term target to reach an operating margin above 12 percent 1) on a sustainable basis no later than 2022.

The Board continuously analyzes and monitors the company’s capital structure – including a careful evaluation of business plans and investments in R&D – with the ambition of retaining a strong balance sheet and a positive free cash flow. In 2018 Ericsson continued to show a positive free cash flow excluding M&A of SEK 4.3 billion. The Board of Directors will propose a dividend for 2018 of SEK 1.00 per share to the AGM, with the ambition to increase the dividend over time as the financial performance continues to improve.

In 2019 all members of the Board are looking forward to working together with Ericsson’s CEO Börje Ekholm and the full Ericsson team to ensure that the company’s focused business strategy is implemented successfully.

Ronnie Leten

Chair of the Board

1)	Excluding restructuring charges.

25 Financials – Board of Directors’ report	Ericsson Annual Report on Form 20-F 2018

Board of Directors’ report

Full-year highlights

•	Reported sales increased by 3% to SEK 210.8 (205.4) billion with Networks growing by 5%.
Sales adjusted for comparable units and currency increased by 1%.

•	Gross margin improved to 32.3% (23.3%) supported by cost reductions, the ramp-up of Ericsson
Radio System (ERS) and the review of managed services contracts.

•	Operating income (loss) improved to SEK 1.2 (–34.7) billion, mainly due to higher gross margin and sales as well as lower operating expenses.

•	Cash flow from operating activities was SEK 9.3 (9.6) billion. Net cash at year-end was
SEK 35.9 (34.7) billion.

•	The Board of Directors proposes a dividend for 2018 of SEK 1.00 (1.00) per share to the AGM.

Business in 2018

In 2018, sales increased by 3% driven by sales growth in Networks. Sales increased by 5% in Networks and was mainly due to increased demand for radio access network (RAN) equipment in North America and in Europe and Latin America. Sales declined in Digital services by –2% due to lower sales of legacy products. Manages Services sales declined by –3% as a result of exited non-strategic contracts.

IPR licensing revenues were SEK 8.0 (8.3) billion.

Gross margin improved to 32.3% (23.3%) supported by cost-reductions, ramp-up of Ericsson Radio System product platform and good progress in the review of low performing managed services contracts.

The cost reduction program, launched in Q2 2017, was completed as planned. Number of employees decreased by 5,376 to 95,359 mainly because of the cost reduction program. The effect from the program was visible in improved gross margin and lower SG&A expenses, mainly through lower service delivery costs and common costs.

R&D expenses increased mainly due to increased investments in Networks R&D to improve competitiveness and profitability of the product portfolio.

Operating income (loss) was SEK 1.2 (–34.7) billion including restructuring charges of SEK –8.0 (–8.5) billion. Write-down of assets, as well as provisions and adjustments related to certain customers projects had a significant negative impact on operating income in 2017.

26 Financials – Board of Directors’ report	Ericsson Annual Report on Form 20-F 2018

Ericsson delivered a full-year cash flow from operating activities of SEK 9.3 (9.6) billion. Free cash flow excluding M&A amounted to SEK 4.3 (4.8) billion. Net cash at year end was SEK 35.9 (34.7) billion.

Financial highlights

Net sales

Sales increased by SEK 5.5 billion or 3% to SEK 210.8 (205.4) billion. Networks sales increased by SEK 6.3 billion (5%), Digital Services sales decreased by SEK –0.7 billion (–2%), Managed Services sales decreased by SEK –0.7 billion (–3%) and Emerging Business and Other sales increased by SEK 0.5 billion (7%).

The sales increase in Networks was mainly driven by higher demand for radio access network equipment. Networks sales growth adjusted for comparable units and currency was 3%.

The sales decrease in segment Digital Services was due to lower sales in legacy products. The sales decline in Managed Services was mainly a result of exit of low-performing and non-strategic contracts. The sales increase in segment Emerging Business and Other was driven by growth in iconectiv business due to the multi-year number portability contract in the United States.

In the geographical dimension, sales grew in North America and in Europe and Latin America.

Sales adjusted for comparable units and currency increased by 1%. The sales mix by commodity was: software 21% (21%), hardware 37% (35%) and services 42% (44%).

Gross margin

Gross margin increased to 32.3% (23.3%) with improved margins in hardware and services mainly driven by cost reductions, ramp-up of Ericsson Radio System product platform and good progress in the review of low-performing managed services contracts. A reduced share of services sales had a positive impact on gross margin. Restructuring charges included in the gross margin increased to SEK –5.9 (–5.2) billion. Costs of SEK –5.9 billion, of which SEK –3.1 billion were restructuring charges, impacted gross margin in Digital Services.

Due to technology and portfolio shifts, the company has since 2017 reduced the capitalization of development expenses and the deferral of hardware costs, which had a net impact on gross income of SEK –0.9 (–2.6) billion. Write-down of assets, as well as provisions and adjustments related to certain customer projects had a significant negative impact on gross margin in 2017.

Operating expenses

Operating expenses decreased to SEK –66.8 (–70.6) billion with SG&A expenses of SEK –27.5 (–29.0) billion, R&D expenses of SEK –38.9 (–37.9) billion and impairment losses on trade receivables of SEK –0.4 (–3.6) billion. Restructuring charges included in operating expenses were SEK –2.1 (–3.3) billion.

R&D expenses increased due to increased investments in R&D for Networks. The increase was partly offset by R&D reductions in Digital Services. Higher amortized than capitalized development expenses had a negative effect on R&D expenses of SEK –1.7 (–0.3) billion.

SG&A expenses were reduced as a result of cost reduction activities. The reduction was more than offset by higher provisions for variable compensation, increased costs related to revaluation of customer financing and increased costs for 5G trials.

Other operating income and expenses

Other operating income and expenses was SEK –0.2 (–12.1) billion. In 2017, write-down of intangible assets had a significant negative impact on other operating expenses.

Consequences of technology and portfolio shifts

Due to technology and portfolio shifts the company is reducing the capitalization of development expenses for product platforms and software releases and the deferral of hardware costs. As a consequence, higher amortization than capitalization of development expenses and higher recognition than deferral of hardware costs had a negative impact on operating income of SEK –2.6 (–2.9) billion. The amounts related to capitalized software releases were fully amortized in 2017.

27 Financials – Board of Directors’ report	Ericsson Annual Report on Form 20-F 2018

Restructuring charges

Restructuring charges amounted to SEK –8.0 (–8.5) billion, which was higher than the earlier estimate of SEK –5 to –7 billion. The restructuring charges in 2018 mainly relate to the cost-reduction program announced in 2017 and costs related to revised BSS strategy. Total restructuring charges for 2019 are estimated to be SEK –3 to –5 billion.

Impact from amortization and capitalization of development expenses and from recognition and deferral of hardware costs

SEK billion	2018	2017
Cost of sales	–0.9	–2.6
R&D expenses	–1.7	–0.3
Total impact on operating income	–2.6	–2.9

Operating income and margin

Operating income improved to SEK 1.2 (–34.7) billion. Higher gross margin and sales and lower operating expenses had a positive impact. Write-down of assets, as well as provisions and adjustments related to certain customer projects had a significant negative impact on operating income in 2017. Operating margin was 0.6% (–16.9%). Operating margin excluding restructuring charges of SEK –8.0 (–8.5 ) billion was 4.4% (–12.8%).

Financial net

The financial net decreased to SEK –2.7 (–1.2) billion, mainly due to increased negative effects of foreign exchange revaluation, negative currency hedge effects and reduced interest rates. The currency hedge effects, which derive from the hedge loan balance in USD, impacted financial net by SEK –0.5 (0.5) billion. The SEK weakened against the USD between December 31, 2017 (SEK/USD rate 8.20) and December 31, 2018 (SEK/USD rate 8.94).

Taxes

Taxes were SEK –4.8 (3.5) billion, negatively impacted by impairment of withholding tax assets in Sweden mainly as a result of provisions related to revised BSS strategy. In addition, non-deductible expenses, withholding tax expenses outside of Sweden and revaluation of tax assets due to a change in Swedish corporate tax rate impacted tax costs negatively.

Net income and EPS

Net income improved to SEK –6.3 (–32.4) billion driven by higher operating income partly offset by a negative financial net and increased tax costs. EPS diluted was SEK –1.98 (–9.94) and EPS (non-IFRS) was SEK 0.27 (–3.24).

Employees

The number of employees on December 31, 2018 was 95,359, a reduction of 5,376 employees compared with Dec 31, 2017.

The employee reduction was mainly in services as a consequence of the cost-reduction program. The number of R&D employees has increased by more than 1,100 in 2018.

Cash flow

Cash flow from operating activities reached SEK 9.3 (9.6) billion. Working capital efficiency has improved as a result of a strong focus on cash flow. The business growth in 2018 and high delivery and invoicing volumes towards the end of the year led to some buildup of trade receivables, to be collected in the coming periods. Inventory and trade payables also increased to meet customer demand in a growing market. The combined working capital KPI (sales outstanding days plus inventory days less payable days) improved to 89 (102) days. The ambition is to maintain working capital efficiency and thereby effectively convert income to cash. Cash outlays related to provisions were SEK –6.9 (–8.2) billion, of which cash outlays related to restructuring charges were SEK –4.1 (–5.3) billion.

Cash flow from investing activities was SEK –4.1 (–16.1) billion, impacted by investments and sale of property, plant and equipment with a net effect of SEK –3.6 (–2.9) billion and investments in M&A of SEK –1.3 (0.3) billion. In addition, product development decreased by SEK –0.9 (–1.4) billion due to reduced capitalization of product platform development following technology shifts.

Cash flow from financing activities was SEK –4.1 (5.5) billion. Dividends of SEK 3.4 (3.4) billion were paid out.

The focus on free cash flow and release of working capital, in combination with limited investing activities, resulted in free cash flow of SEK 3.0 (5.1) billion and in free cash flow excluding M&A of SEK 4.3 (4.8) billion.

28 Financials – Board of Directors’ report	Ericsson Annual Report on Form 20-F 2018

Financial position

Gross cash increased to SEK 69.0 (67.7) billion and net cash increased to SEK 35.9 (34.7) billion.

Liability for post-employments benefits increased by SEK 3.7 billion mainly due to decreased discount rates and normal service costs. The Swedish defined benefit obligation (DBO) has been calculated using a discount rate based on the yields of Swedish government bonds. If the discount rate had been based on Swedish covered mortgage bonds, the liability for post-employment benefits would have been approximately SEK 9.5 billion lower as of Dec 31, 2018.

The average maturity of long-term borrowings as of Dec 31, 2018, was 3.4 years, a decrease from 4.4 years 12 months earlier.

Ericsson has an unutilized Revolving Credit Facility of USD 2.0 billion. The facility will expire in 2022.

In 2018, Ericsson signed a credit facility agreement of EUR 250 million with the Euro-pean Investment Bank (EIB). The credit facility is undrawn and will mature five years after disbursement.

Moody’s changed their outlook on Ericsson’s long-term rating from negative to stable. The rating of Ba2 was unchanged.

The capital efficiency improved during the year and the capital turnover reached 1.4 (1.2) times.

Research and development, patents and licensing

In 2018, R&D expenses amounted to SEK 38.9 (37.9) billion. The increase is mainly due to investments in Networks R&D to increase the competitiveness and profitability of the radio product portfolio. The number of R&D resources were 24,800. The number of patents continued to increase and amounted to approximately 49,000 by end of 2018.

Research and development, patents and licensing

	2018	2017	2016
Expenses (SEK billion)	38.9	37.9	31.6
As percent of net sales 1)	18.5%	18.4%	14.4%
Employees within R&D as of December 31 2)	24,800	23,600	24,100
Patents 2)	49,000	45,000	42,000
IPR revenues, net (SEK billion) 1)	8.0	8.3	10.3

1)	2017 and 2016 are restated due to implementation of IFRS 15 “Revenue from Contracts with Customers,” for more information see Note A3, “Changes in accounting policies.”
2)	The number of employees and patents are approximate.

Seasonality

The Company’s sales, income and cash flow from operations vary between quarters, and are generally lowest in the first quarter of the year and highest in the fourth quarter. This is mainly a result of the seasonal purchase patterns of network operators.

Most recent two-year average seasonality

	First	Second	Third	Fourth
	quarter	quarter	quarter	quarter
Sequential change, sales	–26%	10%	3%	18%
Share of annual sales	22%	24%	25%	29%

Off-balance sheet arrangements

There are currently no material off-balance sheet arrangements that have, or would be reasonably likely to have, a current or anticipated material effect on the Company’s financial condition, revenues, expenses, result of operations, liquidity, capital expenditures or capital resources.

Capital expenditures

For 2018, capital expenditure was SEK 4.0 (3.9) billion, representing 1.9% of sales. Expenditures are largely related to test sites and equipment for R&D, network operation centers and manufacturing and repair operations.

Ericsson believes that the Company’s property, plant and equipment and the facilities the Company occupies are suitable for its present needs.

Annual capital expenditures are normally around 2% of sales. This corresponds to the needs for keeping and maintaining the current capacity level. The Board of Directors reviews the Company’s investment plans and proposals.

As of December 31, 2018, no material land, buildings, machinery or equipment were pledged as collateral for outstanding indebtedness.

Capital expenditures 2016–2018

SEK billion	2018	2017	2016
Capital expenditures	4.0	3.9	6.1
Of which in Sweden	1.3	1.5	2.0
Share of annual sales 1)	1.9%	1.9%	2.8%

1)	2017 and 2016 are restated due to implementation of IFRS 15 “Revenue from Contracts with Customers,” for more information see Note A3, “Changes in accounting policies.”

29 Financials – Board of Directors’ report	Ericsson Annual Report on Form 20-F 2018

Business results – Segments

Networks

Networks represented 66% (64%) of net sales in 2018. The segment delivers products and services that are needed for mobile and fixed communication, several generations of radio networks and transmission networks.

Net sales

Sales increased by 5% to SEK 138.6 (132.3) billion. Sales adjusted for comparable units and currency increased by 3%. The sales increase was due to sales growth in North America and in Europe and Latin America, driven by telecom operator investments in 5G readiness and LTE networks. The Networks share of IPR licensing revenues was SEK 6.5 (6.8) billion.

Gross margin

Gross income increased to SEK 55.2 (43.4) billion and gross margin increased to 39.8% (32.8%). Gross margin increased across all areas, mainly due to improved margins in hardware and a higher share of hardware sales at the expense of services sales. The impact on gross margin of higher recognition than deferral of hardware costs was SEK –0.7 (–1.5) billion. In 2017 the gross margin was negatively impacted by provisions and customer project adjustments.

Operating income

Operating income increased to SEK 19.4 (10.5) billion due to lower restructuring charges as well as higher sales and gross margin. The increase was partly offset by increased operating expenses. Operating expenses increased mainly due to higher investments in R&D to strengthened technology leadership. Net impact from amortization and capitalization of development expenses and from recognition and deferral of hardware costs was SEK –0.3 (–1.5) billion. Restructuring charges were SEK –1.8 (–4.8) billlion. Operating margin increased to 14.0% (7.9%).

Digital Services

Digital Services represented 18% (19%) of net sales in 2018. The segment provides solutions consisting primarily of software and services in the areas of Digital Business Support Systems (BSS), Operational Support Systems (OSS), Cloud Communication, Cloud Core, and Cloud Infrastructure.

Net sales

Sales decreased by –2%. Sales in BSS declined by –11% while sales in OSS and Cloud Core grew, driven by demand for the 5G-ready portfolio. Sales adjusted for comparable units and currency decreased by –4%.

Gross margin

Gross margin increased to 21.8% (12.1%) as a result of continuous work on service delivery efficiency. Gross margin was negatively impacted by costs related to revised BSS strategy, while cost reductions had a significant positive impact. Gross margin was negatively impacted by significant write-down of assets as well as provisions and customer project adjustments in 2017.

Operating income (loss)

Operating income improved to SEK –13.9 (–27.3) billion. Full-year operating income was SEK –5.5 billion, excluding restructuring charges of SEK –5.4 billion and excluding SEK –3.0 billion for other costs related to revised BSS strategy. This is a significant improvement compared with 2017, with profit improvements across all key portfolio areas. Most of the losses in 2018 are in BSS, and additional strategic actions to materially reduce the losses already in 2019 were announced in January 2019.

Write-down of assets as well as provisions and customer project adjustments had a significant negative impact on income in 2017. Cost reductions had a significant impact on gross margin and operating expenses compared with 2017.

30 Financials – Board of Directors’ report	Ericsson Annual Report on Form 20-F 2018

Managed Services

Managed Services represented 12% (13%) of net sales in 2018. The segment delivers managed services and network optimization to telecom operators. Through these offerings, customers entrust Ericsson to run the operations of their network/IT systems and optimize network performance.

Net sales

Sales decreased by –3%. Sales adjusted for comparable units and currency decreased by –5% , as a result of contract exits, partly offset by sales growth in Managed Services IT.

Gross margin

Gross margin increased to 11.2% (–5.9%) mainly as a result of customer contract reviews and efficiency measures.

Write-down of assets as well as provisions and customer project adjustments had a significant negative impact on gross margin in 2017.

Operating income

Operating income improved to SEK 1.1 (–4.1) billion due to higher gross margin.

Restructuring charges amounted to SEK –0.3 (–0.7) billion.

Emerging Business and Other

Segment Emerging Business and Other represented 4% (4%) of net sales in 2018. The segment consists of four businesses; Media Solutions, Red Bee Media, Emerging Business and iconectiv.

Net sales

Sales increased by 7%. Sales adjusted for comparable units and currency increased by 3%, driven by growth in the iconectiv business through a multi-year number portability contract in the United States. Sales in Emerging Business grew by more than 25%. Media Solutions sales declined by –14% due to lower sales in the legacy portfolio. Red Bee Media sales declined by –4% due to renegotiations and changes in scope of contracts.

Gross margin

Gross margin increased to 21.9% (17.5%). Write-down of assets had a significant negative impact on gross margin in 2017.

Operating income (loss)

Operating income (loss) improved to SEK –5.4 (–13.8) billion with significant improvements in Media Solutions and Red Bee Media business. Restructuring charges amounted to SEK –0.6 (–0.5) billion.

Cost reductions had a positive impact on Media Solutions operating income, partly offset by reduced sales and costs of SEK –0.3 billion related to the transaction with One Equity Partners. Write-down of assets had a significant negative impact on Media Solutions income in 2017.

Operational efficiencies and cost reductions had a positive impact on Red Bee Media income, while reduced sales impacted negatively. Write-down of assets had a significant negative impact on Red Bee Media income in 2017.

Losses in Emerging Business were negatively impacted by costs of SEK –0.4 billion, of which SEK –0.1 billion in restructuring charges, for resetting the Edge Gravity business and increased investments in new areas such as IoT and Emodo. The growth in iconectiv business had a positive impact on operating income.

31 Financials – Board of Directors’ report	Ericsson Annual Report on Form 20-F 2018

Business results – Market areas

South East Asia, Oceania and India

Sales declined, mainly due to timing of major projects in Vietnam and India. Managed services sales grew slightly mainly due to a new contract, while sales in Digital Services remained flat.

North East Asia

Sales declined due to reduced operator investments in LTE whilst the operators plan for 5G.

North America

Networks sales increased, primarily driven by investments in 5G readiness across all major customers. Digital Services sales increased as operators digitalize operations and improve customer experience to prepare for 5G. Managed Services sales grew, driven by higher variable sales in large customer contracts.

Europe and Latin America

The strong growth in Networks sales in Latin America and parts of Europe was partly offset by lower sales in Managed Services due to exit of non-strategic contracts.

Middle East and Africa

Sales declined slightly. Networks sales declined due to monetary restrictions in certain markets, Digital Services declined due to timing of project milestones while Managed Services sales were flat.

Other1)

Sales declined slightly. IPR licensing revenues amounted to SEK 8.0 (8.3) billion.

1)	Market Area “Other” includes primarily licensing revenues and the major part of segment Emerging Business and Other.

Sales per market area and segment 2018 and percent change from 2017
	Networks		Digital Services		Managed Services		Emerging Business and Other		Total
SEK million	2018	Change	2018	Change	2018	Change	2018	Change	2018	Change
South East Asia, Oceania and India	21,337	–9%	4,824	1%	3,388	5%	40	400%	29,589	–6%
North East Asia	15,915	–2%	4,849	–11%	1,465	–22%	80	471%	22,309	–5%
North America	46,452	14%	8,358	4%	3,680	15%	96	–16%	58,586	13%
Europe and Latin America	34,413	14%	12,339	2%	13,207	–7%	313	12%	60,272	6%
Middle East and Africa	13,300	–6%	6,284	–8%	4,030	—	15	–67%	23,629	–5%
Other1)	7,153	–7%	1,435	–8%	—	—	7,865	6%	16,453	–1%

Total	138,570	5%	38,089	–2%	25,770	–3%	8,409	7%	210,838	3%

Share of total	66%		18%		12%		4%		100%

1)	Market Area “Other” includes primarily licensing revenues and the major part of segment Emerging Business and Other.

32 Financials – Board of Directors’ report	Ericsson Annual Report on Form 20-F 2018

Corporate Governance

In accordance with the Annual Accounts Act and the Swedish Corporate Governance Code (the “Code”), a separate Corporate governance report, including an internal control section, has been prepared and attached to this Annual Report.

Continued compliance with the Swedish Corporate Governance Code

Ericsson is committed to complying with best-practice corporate governance standards on a global level wherever possible. For 2018, Ericsson does not report any deviations from the Code.

Business integrity

Ericsson’s Code of Business Ethics summarizes the Group’s basic policies and directives governing its relationships internally, with its stakeholders and with others. It also sets out how the Group works to secure that business activities are conducted with a strong sense of integrity.

Board of Directors

At the Annual General Meeting, held on March 28, 2018, Ronnie Leten was elected new Chair of the Board, replacing Leif Johansson, and Jon Fredrik Baksaas, Jan Carlson, Nora Denzel, Börje Ekholm, Eric A. Elzvik, Kristin S. Rinne, Helena Stjernholm and Jacob Wallenberg were re-elected members of the Board. Kurt Jofs was elected new Board member and Kristin Skogen Lund and Sukhinder Singh Cassidy left the Board. As of March 28, 2018, Torbjörn Nyman, Kjell-Åke Soting and Roger Svensson were appointed employee representatives by the unions, with Anders Ripa, Tomas Lundh and Loredana Roslund as deputies. During the fall Per Holmberg replaced Tomas Lundh as deputy.

Management

Since 2017 Börje Ekholm is the President and CEO of the Group. The President and CEO is supported by the Group management, consisting of the Executive Team. During 2018 a number of new appointments were made to the Executive Team.

Ericsson has a global management system (EGMS) to ensure that Ericsson’s business is well controlled and has the ability to fulfill the objectives of major stakeholders within established risk limits. The management system also monitors internal control and compliance with applicable laws, listing requirements and governance codes.

Remuneration

Remuneration to the members of the Board of Directors and to Group management, as well as the Guidelines for remuneration to Group management resolved by the Annual General Meeting 2018, are reported in Note G2, “Information regarding members of the Board of Directors and the Group management.”

The Board of Directors’ proposal for guidelines for remuneration to Group management

The Board of Directors proposes that the 2019 Annual General Meeting of shareholders resolve on unchanged guidelines for remuneration to Group Management for the period up to the 2020 Annual General Meeting compared to the guidelines resolved by the 2018 Annual General Meeting.

Long-Term Variable Compensation Program 2018 (LTV 2018) for the Executive Team

The Company operated a Long-Term Variable Compensation program (LTV) up until 2017, building on a common platform of investment in, and matching of, Ericsson shares. It consisted of three separate plans: one targeting all employees, one targeting key contributors and one targeting senior managers. The program was designed to encourage long-term value creation in alignment with shareholders’ interests. Since 2017, no Stock Purchase Plan has been implemented. Instead share-based Long-Term Variable Compensation Programs for the Executive Team have been introduced. LTV 2018 for the Executive Team was approved by the Annual General Meeting of shareholders (“AGM”) 2018. Details of LTV 2018 are explained in Note G3, “Share-based compensation.”

Material contracts

Material contractual obligations are outlined in Note D4, “Contractual obligations.” These were primarily related to leases of office and production facilities, purchase contracts for outsourced manufacturing, R&D and IT operations as well as the purchase of components for the Company’s own manufacturing.

The Company is party to certain agreements, which include provisions that may take effect or be altered or invalidated by a change in control of the Company as a result of a public takeover offer. Such provisions are not unusual for certain types of agreements, such as for example financing agreements and certain license agreements. However, considering among other things the Company’s strong financial position, the Company believes that none of the agreements currently in effect would in and of itself entail any material consequence for Ericsson due to a change in control of the Company.

33 Financials – Board of Directors’ report	Ericsson Annual Report on Form 20-F 2018

Risk management

Risks are defined in both a short-term and long-term perspective. They are related to long-term objectives as per the strategic direction as well as short-term objectives for next coming year. Risks are categorized into industry and market risks, commercial risks, operational risks and compliance risks. Ericsson’s risk management is based on the following principles, which apply universally across all business activities and risk types:

•	Risk management is an integrated part of the Ericsson Group Management System.

•	Each operational unit is accountable for owning and managing its risks according to policies, directives and process tools. Decisions are made or escalated according to defined delegation of authority. Financial risks are coordinated through Group Function Finance and Common Functions.

•	Risks are dealt with during the strategy development and target setting, continuous monitoring through monthly and quarterly steering group meetings and during operational processes (customer projects, customer bid/contract, acquisition, investment and product development projects). They are subject to various controls such as decision tollgates and approvals.

A central security unit coordinates management of certain risks, such as business interruption, information security and physical security. The Group Crisis Management Council deals with events of a serious nature.

For information on risks that could impact the fulfillment of targets and form the basis for mitigating activities, see the other sections of the Board of Directors’ report, Notes A2 “Critical accounting estimates and judgments,” F4 “Interest-bearing liabilities,” F1 “Financial risk management” and the chapter Risk factors.

Sourcing and supply

Ericsson’s hardware largely consists of electronics. For manufacturing, the Company purchases customized and standardized components and services from several global providers as well as from local and regional suppliers.

The production of electronic modules and sub-assemblies is mostly outsourced to manufacturing services companies, of which the vast majority are in low-cost countries. Final configuration of products is largely done in-house. This consists of assembling and testing modules and integrating them into complete units. Final assembly and testing are concentrated to a few sites. Ericsson has internal production sites in Estonia, China, Brazil and special operations in Sweden.

The Company generally negotiates global supply agreements with its primary suppliers. Ericsson’s suppliers are required to comply with the requirements of Ericsson’s Code of Conduct.

In general, Ericsson has alternative supply sources and seeks to avoid single source supply situations.

Sustainability and Corporate Responsibility

Sustainability and Corporate Responsibility are central to Ericsson’s business and the Company’s commitment to the triple bottom line of responsible environmental performance and socio-economic development. Ericsson’s ambition is to be a responsible and relevant driver of positive change in society. The Company’s vision and purpose, “Empowering an intelligent, sustainable and connected world”, embodies the breadth of what Ericsson aims to do and how the Company is contributing to the sustainable development agenda outlined in the UN’s Sustainable Development Goals (SDGs). The Company has always driven its technology development with the intention to improve people’s lives and contribute to the betterment of society, as a means to provide shareholder value. Ericsson is also committed to reducing risk for the Company and its stakeholders, and minimize economic, environmental and social negative impact.

Ericsson’s approach to sustainability and corporate responsibility is integrated into its business operations and performance is regularly measured, assessed and assured.

Ericsson has prepared a Sustainability Report in accordance with the Swedish Annual Accounts Act named the Sustainability and Corporate Responsibility Report 2018, attached to this Annual Report. The Sustainability and Corporate Responsibility Report 2018 contains information regarding the development, performance, position and impact of the Ericsson Group sustainability and corporate responsibility related activities such as human rights, anti-corruption, occupational health and safety, climate action and energy performance. The report includes identified sustainability and corporate responsibility significant topics linked to the Company’s operations, as well as a description on how Ericsson manages them and mitigates related risks. Sustainability and corporate responsibility policies and the implementation results of these policies is covered. Non-financial key performance indicators are also presented.

Inquiries from US authorities

As previously disclosed, Ericsson has been voluntarily cooperating since 2013 with an investigation by the United States Securities and Exchange Commission (SEC) and, since 2015, with an investigation by the United States Department of Justice (DOJ) into Ericsson’s compliance with the U.S. Foreign Corrupt Practices Act (FCPA). The Company has identified facts that are relevant to the investigations. These facts have been shared with the authorities by the Company. The Company continues to cooperate with the SEC and the DOJ and is engaged in discussions with them to find a resolution. While the length of these discussions cannot be determined, based on the facts that the Company has shared with the authorities, Ericsson believes that the resolution of these matters will likely result in monetary and other measures, the magnitude of which cannot be estimated currently but may be material.

Legal proceedings

In April 2018, Telefonaktiebolaget LM Ericsson, the present President and CEO and the Chief Financial Officer of Ericsson as well as three former executives were named defendants in a putative class action filed in the United States District Court for the Southern District of New York. The complaint alleges violations of United States securities laws, principally in connection with service revenues and recognition of expenses on long-term service projects. In December 2018 Ericsson filed a motion to dismiss the complaint. In January 2019, the plaintiff filed an amended complaint which Ericsson is currently evaluating.

In 2013, Ericsson filed a patent infringement lawsuit in the Delhi High Court against Indian handset company Micromax, seeking

34 Financials – Board of Directors’ report	Ericsson Annual Report on Form 20-F 2018

damages and an injunction. As part of its defense, Micromax filed a complaint with the Competition Commission of India (CCI) and the CCI has decided to refer the case to the Director General’s Office for an in-depth investigation. In January 2014, the CCI opened another investigation against Ericsson based on claims made by Intex Technologies (India) Limited. Ericsson has challenged CCI’s jurisdiction in these cases before the Delhi High Court and is waiting for a final decision by the Delhi High Court. Ericsson has made numerous attempts to sign a license agreement with both Micromax and Intex on Fair, Reasonable and Non- discriminatory (FRAND) terms and Ericsson and Micromax reached a settlement agreement in January 2018 resolving the patent infringement dispute between the parties.

In 2012 and 2013, Intellectual Ventures (“IV”) filed patent infringement lawsuits in the United States District Court for the District of Delaware accusing some of Ericsson’s U.S. customers of infringing 16 U.S. Patents, seeking an injunction and monetary damages. Ericsson’s customers were successful in a number of dispositive motions before trial. This matter is currently on appeal before the Federal Circuit.

IV subsequently filed additional lawsuits in the District of Delaware accusing some of Ericsson’s U.S. customers of infringing 12 U.S. Patents, seeking monetary damages. Ericsson successfully invalidated a number of IV’s patents through inter partes review proceedings. Ericsson and its customers also were successful on a variety of dispositive motions before trial. IV appealed a number of these rulings to the Federal Circuit. One claim of one patent survived these appeals and has been remanded to the District of Delaware.

In 2017, IV filed additional lawsuits in the Eastern District of Texas accusing Ericsson and some of Ericsson’s U.S customers of infringing 10 U.S. Patents. In February 2019, a jury awarded IV damages of USD 43 million in one of those lawsuits. Ericsson disagrees with the jury’s verdict and intends to appeal. Separately, the Patent Trial and Appeal Board has instituted a review of the patents that were the subject of the February 2019 trial, following its finding that there is a reasonable likelihood that those patents are unpatentable. The next case is currently set to go to trial in May 2019.

As a result of the lawsuits filed by IV, Ericsson may be required to indemnify its customers and/or pay IV damages.

In addition to the proceedings discussed

above, the Company is, and in the future may be, involved in various other lawsuits, claims and proceedings incidental to the ordinary course of business.

Parent Company

The Parent Company business consists mainly of corporate management, holding company functions and internal banking activities. It also handles customer credit management, performed on a commission basis by Ericsson Credit AB.

The Parent Company has 4 (5) branch offices. In total, the Group has 80 (80) branch and representative offices.

Financial information

Income after financial items was SEK 5.8 (–2.0) billion. The Parent Company had no sales in 2018 or 2017 to subsidiaries, while 37% (40%) of total purchases of goods and services were from such companies.

Major changes in the Parent Company’s financial position for the year included:

•	Decreased current and non-current receivables from subsidiaries of SEK –8.7 billion.

•	Increased gross cash of SEK 7.8 billion.

•	Decreased current and non-current liabilities to subsidiaries of SEK –6.9 billion.

•	Decreased impairment of investments in subsidiaries of SEK 7.8 billion. Decreased dividend from subsidiaries of SEK 1.3 billion.

At the end of the year, gross cash: cash, cash equivalents, short-term investments, and interest-bearing securities non-current amounted to SEK 58.1 (50.3) billion.

Share information

As of December 31, 2018, the total number of shares in issue was 3,334,151,735, of which 261,755,983 were Class A shares, each carrying one vote, and 3,072,395,752 were Class B shares, each carrying one tenth of one vote. Both classes of shares have the same rights of participation in the net assets and earnings. The largest shareholders of the Parent Company at year-end were Investor AB with approximately 22.53% of the votes (7.20% of the shares), AB Industrivärden with 15.14% of the votes (2.61% of the shares) and Cevian Capital with 5.38% of the votes (9.09% of the shares).

In accordance with the conditions of the Long-Term Variable Compensation Program (LTV) for Ericsson employees, 13,208,460 treasury shares were distributed to employees or sold in 2018. The quotient value of these shares was SEK 5.00, totaling SEK 66.0 million, representing less than 1% of capital stock, and compensation received for shares sold and distributed shares amounted to SEK 131.7 million.

The holding of treasury stock at December 31, 2018 was 37,057,039 Class B shares. The quotient value of these shares is SEK 5.00, totaling SEK 185 million, representing 1.1% of capital stock, and the purchase price amounts to SEK 269.2 million.

Proposed disposition of earnings

The Board of Directors proposes that a dividend of SEK 1.00 (1.00) per share be paid to shareholders duly registered on the record date of March 29, 2019, and that the Parent Company shall retain the remaining part of non-restricted equity.

The Class B treasury shares held by the Parent Company are not entitled to receive dividend. Assuming that no treasury shares remain on the record date, the Board of Directors proposes that earnings be distributed as follows:

Amount to be paid to the sha-reholders	SEK 3,334,151,735
Amount to be retained by the Parent Company	SEK 37,417,784,478
Total non-restricted equity of the Parent Company	SEK 40,751,936,213

As a basis for its dividend proposal, the Board of Directors has made an assessment in accordance with Chapter 18, Section 4 of the Swedish Companies Act of the Parent Company’s and the Group’s need for financial resources as well as the Parent Company’s and the Group’s liquidity, financial position in other respects and long-term ability to meet their commitments. The Group reports an equity ratio of 32.7% (37.5%) and a net cash amount of SEK 35.9 (34.7) billion.

The Board of Directors has also considered the Parent Company’s result and financial position and the Group’s position in general. In this respect, the Board of Directors has taken into account known commitments that may have an impact on the financial positions of the Parent Company and its subsidiaries.

The proposed dividend does not limit the Group’s ability to make investments or raise funds, and it is the Board of Directors’ assessment that the proposed dividend is well-balanced considering the nature, scope and risks of the business activities as well as the capital requirements for the Parent Company and the Group in addition to coming years’ business plans and economic development.

35 Financials – Board of Directors’ report	Ericsson Annual Report on Form 20-F 2018

Events after the reporting period

Ericsson announces change to the Executive Team

On 16 January 2019, Ericsson announced that Helena Norrman, Senior Vice President, Chief Marketing and Communications Officer and Head of Marketing and Corporate Relations, has decided to leave Ericsson to pursue opportunities outside the company. She will leave her position no later than June 30, 2019.

Ericsson completes divestment of majority stake in MediaKind

On February 1, 2019, Ericsson announced it had closed the divestment of the MediaKind business to the private equity firm One Equity Partners. One Equity Partners become majority owner, while Ericsson has 49% of the shares after the transaction on January 31, 2019.

Ericsson anticipates that the transaction will generate a positive impact on operating income in Q1 2019 that with current visibility is estimated to SEK 0.4 – 0.6 billion and will be reported in Segment Emerging Business and Other.

As of February 1, 2019, Ericsson’s 49% share of MediaKind results will be reported as share in earnings of JV and associated companies in segment Emerging Business and Other. MediaKind was in 2018 reported as part of segment Emerging Business and Other, as part of Ericsson Media Solutions.

Ericsson announces change to the Executive Team

On 12 March 2019, Ericsson announced that Rafiah Ibrahim will leave her position as Senior Vice President and Head of Market Area Middle East & Africa and will take on a role as advisor to CEO Börje Ekholm.

Ericsson’s Annual General Meeting

On 27 March 2019, Ericsson held its Annual General Meeting in Stockholm, Sweden.

Decisions at the AGM 2019 included:

•	Payment of a dividend of SEK 1 per share

•	Re-election of Ronnie Leten as Chair of the Board of Directors

•	Re-election of other members of the Board of Directors: Jon Fredrik Baksaas, Jan Carlson, Nora Denzel, Eric A. Elzvik, Börje Ekholm, Kurt Jofs, Kristin S. Rinne, Helena Stjernholm and Jacob Wallenberg

Approval of Board of Directors’ fees:

•	Chair of the Board: SEK 4,075,000 (unchanged)

•	Other non-employee Board members: SEK 1,020,000 each (previously SEK 990,000)

•	Chair of the Audit and Compliance Committee: SEK 400,000 (previously SEK 350,000)

•	Other non-employee members of the Audit and Compliance Committee: SEK 250,000 each (unchanged)

•	Chairs of the Finance, Remuneration and Technology and Science Committees: SEK 200,000 each (unchanged)

•	Other non-employee members of the Finance, Remuneration and Technology and Science Committees: SEK 175,000 each (unchanged)

•	Approval for part of the Directors’ fees to be paid in the form of synthetic shares

•	Re-election of PricewaterhouseCoopers AB as external auditor

•	Approval of Guidelines for remuneration to Group Management

•	Implementation of a Long-Term Variable Compensation Program 2019 for the members of the Executive Team

36 Financials – Board of Directors’ report	Ericsson Annual Report on Form 20-F 2018

Board assurance

The Board of Directors and the President declare that the consolidated financial statements have been prepared in accordance with IFRS, as issued by the IASB and adopted by the EU, and give a fair view of the Group’s financial position and results of operations. The financial statements of the Parent

Company have been prepared in accordance with generally accepted accounting principles in Sweden and give a fair view of the Parent Company’s financial position and results of operations. The Board of Directors’ Report for the Ericsson Group and the Parent Company provides a fair view of the development of the

Group’s and the Parent Company’s operations, financial position and results of operations and describes material risks and uncertainties facing the Parent Company and the companies included in the Group.

37 Financials –Report of independent registered public accounting firm	Ericsson Annual Report on Form 20-F 2018

Report of independent

registered public accounting firm

To the Shareholders of Telefonaktiebolaget LM Ericsson (publ)

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Telefonaktiebolaget LM Ericsson (publ) and its subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of income, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principles

As discussed in Note A3 to the consolidated financial statements, the Company changed the manner in which it accounts for revenues from contracts with customers and the manner in which it accounts for financial instruments in 2018.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s Report on Internal Control over Financial Reporting”. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers AB

Stockholm, Sweden

March 29, 2019

We have served as the Company’s auditor since at least 1993.

We have not determined the specific year which we began serving as auditor of the Company.

38 Financials – Consolidated financial statements	Ericsson Annual Report on Form 20-F 2018

Consolidated financial statements

Consolidated income statement

January–December, SEK million	Notes	2018	2017 1)	2016 1)
Net sales	B1, B2	210,838	205,378	220,316
Cost of sales		–142,638	–157,451	–155,062

Gross income		68,200	47,927	65,254

Gross margin (%)		32.3%	23.3%	29.6%
Research and development expenses		–38,909	–37,887	–31,631
Selling and administrative expenses		–27,519	–29,027	–28,317
Impairment losses on trade receivables 2)	F1	–420	–3,649	–553

Operating expenses		–66,848	–70,563	–60,501
Other operating income	B4	497	1,154	1,987
Other operating expense	B4	–665	–13,285	–1,584
Share in earnings of joint ventures and associated companies	B1, E3	58	24	31

Operating income (loss)	B1	1,242	–34,743	5,187

Financial income	F2	–316	–372	–135
Financial expenses	F2	–2,389	–843	–2,158

Income after financial items (loss)		–1,463	–35,958	2,894

Taxes	H1	–4,813	3,525	–1,882

Net income (loss)		–6,276	–32,433	1,012

Net income (loss) attributable to:
Stockholders of the Parent Company		–6,530	–32,576	833
Non-controlling interest		254	143	179
Other information
Average number of shares, basic (million)	H2	3,291	3,277	3,263
Earnings (loss) per share attributable to stockholders of the Parent Company, basic (SEK) 3)	H2	–1.98	–9.94	0.26
Earnings (loss) per share attributable to stockholders of the Parent Company, diluted (SEK) 3)	H2	–1.98	–9.94	0.25

1)	2017 and 2016 are restated due to implementation of IFRS 15 “Revenue from Contracts with Customers,” for more information see Note A3, “Changes in accounting policies.”
2)

Impairment of trade receivables has been calculated according to IFRS 9 in 2018 and according to IAS 39 in 2017 and 2016. Previously, these losses have been reported as selling and administrative expenses.

3)	Based on Net income (loss) attributable to stockholders of the Parent Company.

39 Financials – Consolidated financial statements	Ericsson Annual Report on Form 20-F 2018

Consolidated statement of comprehensive income (loss)

January–December, SEK million	2018	2017 1)	2016 1)
Net income (loss)	–6,276	–32,433	1,012
Other comprehensive income (loss)
Items that will not be reclassified to profit or loss
Remeasurements of defined benefits pension plans including asset ceiling	–2,453	970	–1,766
Revaluation of borrowings due to change in credit risk	207	—	—
Tax on items that will not be reclassified to profit or loss	285	–547	520
Items that may be reclassified to profit or loss
Available-for-sale financial assets
Gains/losses arising during the period	—	68	–7
Reclassification adjustments on gains/losses included in profit or loss	—	5	—
Revaluation of other investments in shares and participations
Fair value remeasurement	—	99	–2
Changes in cumulative translation adjustments	2,047	–3,378	4,236
Share of other comprehensive income of joint ventures and associated companies	14	—	–362
Tax on items that may be reclassified to profit or loss	—	–16	1

Total other comprehensive income (loss), net of tax	100	–2,799	2,620

Total comprehensive income (loss)	–6,176	–35,232	3,632

Total comprehensive income (loss) attributable to:
Stockholders of the Parent Company	–6,470	–35,357	3,403
Non-controlling interests	294	125	229

1)	2017 and 2016 are restated due to implementation of IFRS 15 “Revenue from Contracts with Customers,” for more information see Note A3, “Changes in accounting policies.”

40 Financials – Consolidated financial statements	Ericsson Annual Report on Form 20-F 2018

Consolidated balance sheet
SEK million	Notes	Dec 31 2018	Dec 31 2017 1)	Dec 31 2016 1)
Assets
Non-current assets
Intangible assets	C1, E2
Capitalized development expenses		4,237	4,593	8,076
Goodwill		30,035	27,815	43,387
Intellectual property rights, brands and other intangible assets		3,474	4,148	7,747
Property, plant and equipment	C2, C3, E2	12,849	12,857	16,734
Financial assets
Equity in joint ventures and associated companies	E3	611	624	775
Other investments in shares and participations	F3	1,515	1,279	1,179
Customer finance, non-current	B6, F1	1,180	2,178	2,128
Interest-bearing securities, non-current	F1, F3	23,982	25,105	7,586
Other financial assets, non-current	F3	6,559	5,897	4,443
Deferred tax assets	H1	23,152	21,963	16,998

		107,594	106,459	109,053

Current assets
Inventories	B5	29,255	25,547	31,618
Contract assets	B6, F1	13,178	13,120	17,773
Trade receivables	B6, F1	51,172	48,105	48,358
Customer finance, current	B6, F1	1,704	1,753	2,625
Other current receivables	B7	20,844	22,301	24,432
Interest-bearing securities, current	F1	6,625	6,713	13,325
Cash and cash equivalents	H3	38,389	35,884	36,966

		161,167	153,423	175,097

Total assets		268,761	259,882	284,150

Equity and liabilities
Equity
Stockholders’ equity	E1	86,978	96,935	134,582
Non-controlling interest in equity of subsidiaries		792	636	675

		87,770	97,571	135,257

Non-current liabilities
Post-employment benefits	G1	28,720	25,009	23,723
Provisions, non-current	D1	5,471	3,596	946
Deferred tax liabilities	H1	670	901	2,147
Borrowings, non-current	F1, F4	30,870	30,500	18,653
Other non-current liabilities		4,346	2,776	2,621

		70,077	62,782	48,090

Current liabilities
Provisions, current	D1	10,537	6,283	5,374
Borrowings, current	F1, F4	2,255	2,545	8,033
Contract liabilities	B6	29,348	29,076	24,930
Trade payables	B8	29,883	26,320	25,844
Other current liabilities	B9	38,891	35,305	36,622

		110,914	99,529	100,803

Total equity and liabilities 2)		268,761	259,882	284,150

1)	2017 and 2016 are restated due to implementation of IFRS 15 “Revenue from Contracts with Customers,” for more information see Note A3, “Changes in accounting policies.”
2)	Of which interest-bearing liabilities SEK 33,125 (33,045) million.

41 Financials – Consolidated financial statements	Ericsson Annual Report on Form 20-F 2018

Consolidated statement of cash flows

January–December, SEK million	Notes	2018	2017 1)	2016 1)
Operating activities
Net income (loss)		–6,276	–32,433	1,012
Adjustments to reconcile net income to cash	E2	7,830	19,324	5,863

		1,554	–13,109	6,875

Changes in operating net assets
Inventories		–4,807	4,719	–1,756
Customer finance, current and non-current		1,085	798	–950
Trade receivables and contract assets		–2,047	1,379	6,226
Trade payables		2,436	1,886	3,301
Provisions and post-employment benefits		6,696	4,755	3,069
Contract liabilities		–808	5,024	4,578
Other operating assets and liabilities, net		5,233	4,149	–7,333

		7,788	22,710	7,135

Cash flow from operating activities		9,342	9,601	14,010
Investing activities
Investments in property, plant and equipment	C2	–3,975	–3,877	–6,129
Sales of property, plant and equipment		334	1,016	482
Acquisitions of subsidiaries and other operations	H3, E2	–1,618	–289	–984
Divestments of subsidiaries and other operations	H3, E2	333	565	362
Product development	C1	–925	–1,444	–4,483
Other investing activities		–523	–463	–3,004
Interest-bearing securities		2,242	–11,578	5,473

Cash flow from investing activities		–4,132	–16,070	–8,283

Cash flow before financing activities		5,210	–6,469	5,727
Financing activities
Proceeds from issuance of borrowings		911	13,416	1,527
Repayment of borrowings		–1,748	–4,830	–1,072
Proceeds from stock issue		–	15	131
Sale of own shares		107	98	105
Repurchase of own shares		–	–15	–131
Dividends paid		–3,425	–3,424	–12,263
Other financing activities		78	218	–39

Cash flow from financing activities		–4,077	5,478	–11,742

Effect of exchange rate changes on cash		1,372	–91	2,757

Net change in cash		2,505	–1,082	–3,258
Cash and cash equivalents, beginning of period		35,884	36,966	40,224

Cash and cash equivalents, end of period	H3	38,389	35,884	36,966

1)	2017 and 2016 are restated due to implementation of IFRS 15 “Revenue from Contracts with Customers,” for more information see Note A3, “Changes in accounting policies.”

42 Financials – Consolidated financial statements	Ericsson Annual Report on Form 20-F 2018

Consolidated statement of changes in equity

Equity and Other comprehensive income (loss) 2018 1)
SEK million	Capital stock	Additional paid in capital	Retained earnings	Stockholders’ equity	Non-controlling interest	Total equity
January 1, 2018	16,672	24,731	55,532	96,935	636	97,571
Opening balance adjustment due to IFRS 9	—	—	–983	–983	—	–983
January 1, 2018, adjusted	16,672	24,731	54,549	95,952	636	96,588
Net income (loss)
Group	—	—	–6,583	–6,583	254	–6,329
Joint ventures and associated companies	—	—	53	53	—	53

Other comprehensive income (loss)
Items that will not be reclassified to profit or loss
Remeasurements related to post-employment benefits	—	—	–2,457	–2,457	4	–2,453
Revaluation of borrowings due to change in credit risk	—	—	207	207	—	207
Tax on items that will not be reclassified to profit or loss	—	—	286	286	–1	285
Items that may be reclassified to profit or loss
Changes in cumulative translation adjustments
Group	—	—	2,010	2,010	37	2,047
Joint ventures and associated companies	—	—	14	14	—	14

Total other comprehensive income (loss), net of tax			60	60	40	100

Total comprehensive income (loss)			–6,470	–6,470	294	–6,176
Transactions with owners
Sale of own shares	—	—	107	107	—	107
Long-term variable compensation plans	—	—	677	677	—	677
Dividends paid	—	—	–3,287	–3,287	–138	–3,425
Transactions with non-controlling interest	—	—	–1	–1	—	–1

December 31, 2018	16,672	24,731	45,575	86,978	792	87,770

1)	2017 and 2016 are restated due to implementation of IFRS 15 “Revenue from Contracts with Customers,” for more information see Note A3, “Changes in accounting policies.”
2)

Changes in cumulative translation adjustments include changes regarding revaluation of goodwill in local currency of SEK 1,584 million (SEK –2,484 million in 2017 and 2,355 million in 2016), and realized gain/losses net from sold/liquidated companies, SEK 36 million (SEK –24 million in 2017 and SEK –90 million in 2016).

3)	Dividends paid per share amounted to SEK 1.00 (SEK 1.00 in 2017 and SEK 3.70 in 2016).

43 Financials – Consolidated financial statements	Ericsson Annual Report on Form 20-F 2018

Equity and Other comprehensive income (loss) 2017 1)

SEK million	Capital stock	Additional paid in capital	Retained earnings	Stockholders’ equity	Non-controlling interest	Total equity
January 1, 2017	16,657	24,731	93,194	134,582	675	135,257
Net income (loss)
Group	—	—	–32,597	–32,597	143	–32,454
Joint ventures and associated companies	—	—	21	21	—	21

Other comprehensive income (loss)
Items that will not be reclassified to profit or loss
Remeasurements related to post-employment benefits	—	—	956	956	14	970
Tax on items that will not be reclassified to profit or loss	—	—	–544	–544	–3	–547
Items that may be reclassified to profit or loss
Available-for-sale interest-bearing securities
Gains (+)/Losses (–) arising during the period	—	—	68	68	—	68
Reclassification adjustments relating to available-for-sale financial assets disposed of in the year	—	—	5	5	—	5
Revaluation of other investments in shares and participations	—	—	99	99	—	99
Changes in cumulative translation adjustments	—	—	–3,349	–3,349	–29	–3,378
Tax on items that may be reclassified to profit or loss	—	—	–16	–16	—	–16

Total other comprehensive income (loss), net of tax	—	—	–2,781	–2,781	–18	–2,799

Total comprehensive income (loss)	—	—	–35,357	–35,357	125	–35,232

Transactions with owners
Stock issue	15	—	—	15	—	15
Sale of own shares	—	—	98	98	—	98
Repurchase of own shares	—	—	–15	–15	–88	–103
Long-term variable compensation plans	—	—	885	885	—	885
Dividends paid	—	—	–3,273	–3,273	–151	–3,424
Transactions with non-controlling interest	—	—	—	—	75	75

December 31, 2017	16,672	24,731	55,532	96,935	636	97,571

1)	2017 is restated due to implementation of IFRS 15 “Revenue from Contracts with Customers,” for more information see Note A3, “Changes in accounting policies.”

44 Financials – Consolidated financial statements	Ericsson Annual Report on Form 20-F 2018

Equity and Other comprehensive income 2016 1)
SEK million	Capital stock	Additional paid in capital	Retained earnings	Stockholders’ equity	Non-controlling interest	Total equity
January 1, 2016	16,526	24,731	105,268	146,525	841	147,366
Opening balance adjustment due to IFRS 15	—	—	–4,353	–4,353	—	–4,353
January 1, 2016, adjusted	16,526	24,731	100,915	142,172	841	143,013
Net income
Group	—	—	807	807	179	986
Joint ventures and associated companies	—	—	26	26	—	26
Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurements related to post-employment benefits
Group	—	—	–1,770	–1,770	4	–1,766
Tax on items that will not be reclassified to profit or loss	—	—	521	521	–1	520
Items that may be reclassified to profit or loss
Available-for-sale interest-bearing securities
Gains (+)/Losses (–) arising during the period	—	—	–7	–7	—	–7
Revaluation of other investments in shares and participations	—	—	–2	–2	—	–2
Changes in cumulative translation adjustments
Group	—	—	4,189	4,189	47	4,236
Joint ventures and associated companies	—	—	–362	–362	—	–362
Tax on items that may be reclassified to profit or loss	—	—	1	1	—	1

Total other comprehensive income, net of tax	—	—	2,570	2,570	50	2,620

Total comprehensive income	—	—	3,403	3,403	229	3,632

Transactions with owners
Stock issue	131	—	–	131	—	131
Sale of own shares	—	—	105	105	—	105
Repurchase of own shares	—	—	–131	–131	–190	–321
Long-term variable compensation plans	—	—	957	957	—	957
Dividends paid	—	—	–12,058	–12,058	–205	–12,263
Transactions with non-controlling interest	—	—	3	3	—	3

December 31, 2016	16,657	24,731	93,194	134,582	675	135,257

1)	2016 is restated due to implementation of IFRS 15 “Revenue from Contracts with Customers,” see Note A3, “Changes in accounting policies” for more information.

45 Financials – Notes to the consolidated financial statements	Ericsson Annual Report on Form 20-F 2018

Notes to the consolidated financial statements

Section A – Basis of presentation

A1 Significant accounting policies

Basis of presentation

Introduction

The consolidated financial statements comprise Telefonaktiebolaget LM Ericsson, the Parent Company, and its subsidiaries (“the Company”) and the Company’s interests in joint ventures and associated companies. The Parent Company is domiciled in Sweden at Torshamnsgatan 21, SE-164 83 Stockholm.

The consolidated financial statements for the year ended December 31, 2018 have been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the EU and RFR 1 “Additional rules for Group Accounting,” related interpretations issued by the Swedish Financial Reporting Board (Rådet för Finansiell Rapportering), and the Swedish Annual Accounts Act. For the financial reporting of 2018, the Company has applied IFRS as issued by the IASB (IFRS effective as per December 31, 2018). There is no difference between IFRS effective as per December 31, 2018, and IFRS as endorsed by the EU, nor is RFR 1 related interpretations issued by the Swedish Financial Reporting Board (Rådet för Finansiell Rapportering) or the Swedish Annual Accounts Act in conflict with IFRS, for all periods presented.

For disclosure about new standards and amendments applied as from January 1, 2018, see Note A3, “Changes in accounting policies.” The comparison years have been restated in relation to the adoption of IFRS 15, “Revenue from Contracts with Customers”. The accounting under the former standards IAS 11/18 is therefore not disclosed in this annual report. Restate refers to the retroactive adjustments made in relation to the adoption of IFRS 15, measured and presented as required by IFRS.

The preparations for the adoption of new standards and interpretations not adopted 2018 are disclosed at the end of this note, see subheading Other.

Basis of presentation

The financial statements are presented in millions of Swedish Krona (SEK). They are prepared on a historical cost basis, except for certain financial assets and liabilities that are stated at fair value: financial instruments classified as FVTPL, financial instruments classified as FVOCI and plan assets related to defined benefit pension plans. Financial information in the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of cash flows and the consolidated statement of changes in equity with related notes are presented with two comparison years. For the consolidated balance sheet, financial information with related notes is presented with one comparison year. In addition, a consolidated balance sheet is presented as of the beginning of the comparison year due to the retrospective restatement of IFRS 15, “Revenue from Contracts with Customers”.

Basis of consolidation and composition of the Group

The consolidated financial statements are prepared in accordance with the purchase method. Accordingly, consolidated stockholders’ equity includes equity in subsidiaries, joint ventures and associated companies earned only after their acquisition.

Subsidiaries are all companies for which Telefonaktiebolaget LM Ericsson, directly or indirectly, is the parent. To be classified as a parent, Telefonaktiebolaget LM Ericsson, directly or indirectly, must control another company which requires that the Parent Company has power over that other company, is exposed to variable returns from its involvement and has the ability to use its power over that other company. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that such control ceases.

Intra-group balances and any unrealized income and expense arising from intra-group transactions are fully eliminated in preparing the consolidated financial statements. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

The Company is composed of a parent company, Telefonaktiebolaget LM Ericsson, with generally fully-owned subsidiaries in many countries of the world. The largest operating subsidiaries are the fully-owned telecom vendor companies Ericsson AB, incorporated in Sweden and Ericsson Inc., incorporated in the US.

Foreign currency remeasurement and translation

Items included in the financial statements of each entity of the Company are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Swedish Krona (SEK), which is the Parent Company’s functional and presentation currency.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of each respective transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement.

Changes in the fair value of monetary securities denominated in foreign currency classified as FVOCI are allocated between translation differences resulting from changes in the amortized cost of the security and other changes in the carrying amount of the security. Translation differences related to changes in the amortized cost are recognized in profit or loss, and other changes in the carrying amount are recognized in OCI.

Translation differences on monetary financial assets and liabilities are reported as part of the fair value gain or loss.

Group companies

The results and financial position of all the group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet.

Period income and expenses for each income statement are translated at period average exchange rates.

All resulting net exchange differences are recognized as a separate component of Other comprehensive income (OCI).

On consolidation, exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are accounted for in OCI. When a foreign operation is partially disposed of or sold, exchange differences that were recorded in OCI are recognized in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

The Company is continuously monitoring the economies with high inflation, the risk of hyperinflation and potential impact on the Company. There is no significant impact due to any currency translation of a hyper-inflationary economy.

46 Financials – Notes to the consolidated financial statements	Ericsson Annual Report on Form 20-F 2018

Note A1, cont’d.

Business and operations

For further disclosure, see the notes under section B

Revenue recognition

IFRS 15, “Revenue from Contracts with Customers” is a principle-based model of recognizing revenue from customer contracts. It has a five-step model that requires revenue to be recognized when control over goods and services are transferred to the customer.

The following paragraphs describes the types of contracts, when performance obligations are satisfied, and the timing of revenue recognition. They also describe the normal payment terms associated with such contracts and the resulting impact on the balance sheet over the duration of the contracts. The vast majority of Ericsson’s business is for the sale of standard products and services.

Standard products and services

Products and services are classified as standard solutions if they do not require significant installation and integration services to be delivered. Installation and integration services are generally completed within a short period of time, from the delivery of the related products. These products and services are viewed as separate distinct performance obligations. This type of customer contract is usually signed as a frame agreement and the customer issues individual purchase orders to commit to purchases of products and services over the duration of the agreement.

Revenue for standard products shall be recognized when control over the equipment is transferred to the customer at a point in time. This assessment shall be viewed from a customer’s perspective considering indicators such as transfer of titles and risks, customer acceptance, physical possession, and billing rights. For hardware sales, transfer of control is usually deemed to occur when the equipment arrives at the customer site and for software sales, when the licenses are made available to the customer. Software licences may be provided to the customer at a point in time, activated or ready to be activated by the customer at a later stage, therefore revenue is recognised when customer obtains control of the software. Contractual terms may vary, therefore judgment will be applied when assessing the indicators of transfer of control for both hardware and software sales. Software licences are also sold on a when-and-if available basis or delivered to the customer network over a period of time. In such cases, the customer is billed on a subscription basis or based on usage, and revenue recognised over time. Revenue for installation and integration services is recognized upon completion of the service. Costs incurred in delivering standard products and services are recognized as costs of sales when the related revenue is recognized in the Income Statement. Costs incurred relating to performance obligations not yet fully delivered are recognised as Inventories.

Transaction prices under these contracts are usually fixed, and mostly billed upon delivery of the hardware or software and completion of installation services. A proportion of the transaction price may be billed upon formal acceptance of the related installation services, which will result in a contract asset for the proportion of the transaction price that is not yet billed. Amounts billed are normally subject to payments terms within 60 days from invoice date. Customer finance agreements may be agreed separately with some customers where payment terms exceed 179 days.

Revenue for recurring services such as customer support and managed services is recognized as the services are delivered, generally pro-rata over time. Costs incurred in delivering recurring services are recognized as cost of sales as they are incurred. Transaction prices under these contracts are billed over time, often on a quarterly basis. Transaction price for managed services contract may include variable consideration that is estimated based on performance and prior experience with the customer. Amounts billed are normally subject to payments terms within 60 days from invoice date. Contract liabilities or receivables may arise depending on whether the quarterly billing is in advance or in arrears. Contract for standard products and services applies to business in all segments.

Customized solution

Some products and services are sold together as part of a customized solution to the customer. This type of contract requires significant installation and integration services to be delivered within the solution, normally over a period of more than 1 year. These products and services are viewed together as a combined performance obligation. This type of contract is usually sold as a firm contract in which the scope of the solution and obligations of both parties are clearly defined for the duration of the contract. Customized solution does not have any alternative use to the Company as it cannot be sold to or used by other customers.

Revenue for the combined performance obligation shall be recognized over time if progress of completion can be reliably measured and enforceable right to payment exists over the duration of the contract. The progress of completion is estimated by reference to the output delivered such as achievement of contract milestones and customer acceptance. This method determines revenue milestones over the duration of the contract, and it is considered appropriate as it reflects the nature of the customized solution and how integration service is delivered in these projects. If the criteria above are not met, then all revenue shall be recognized upon the completion of the customized solution, when final acceptance is provided by the customer. Costs incurred in delivering customised solutions are recognized as costs of sales when the related revenue milestone is recognized in the Income statement. Costs incurred relating to future revenue milestones are recognized as Inventories and assessed for recoverability on a regular basis.

Transaction price under these contracts is usually a fixed fee, split into a number of progress payments or billing milestones as defined in the contract. In most cases, revenue recognized is limited to the progress payments or unconditional billing milestones over the duration of the contract, therefore no contract asset or contract liability arises on these contracts. In some contracts, revenue may be recognized in advance of billing milestones if enforceable payment rights exist at all times over the contract duration. This will result in an unbilled receivable balance until billing milestones are reached. Amounts billed are normally subject to payments terms within 60 days from invoice date. Customer finance agreements may be agreed separately with some customers where payment terms exceed 179 days.

Contract for customized solution applies to the Business Support Systems (BSS) business within the segment Digital Services and the Media Solutions business within the segment Emerging Business and Other.

Intellectual Property Rights (IPR)

This type of contract relates to the patent and licensing business. The Company has assessed that the nature of its IPR contracts is such that they provide customers a license with the right to access the Company intellectual properties over time, therefore revenue shall be recognized over the duration of the contract. Royalty revenue based on sales or usage is recognized when the sales and usage occurs.

The transaction price on these contracts is usually structured as a royalty fee based on sales or usage over the period, measured on a quarterly basis. This results in a receivable balance if the billing is performed the following quarter after measurement. Some contracts include lump sum amounts, payable either up front at commencement or on an annual basis. This results in a contract liability balance if payment is in advance of revenue, as revenue is recognized over time. Amounts billed are normally subject to payments terms within 60 days from invoice date.

As described in Note B1 “Segment Information”, revenue from IPR licensing contracts are allocated to the segments Networks and Digital Services.

Customer contract related balances

Trade receivables include amounts that have been billed in accordance with customer contract terms and amounts that the Company has an unconditional right to, with only passage of time before the amounts can be billed in accordance with the customer contract terms.

Customer finance credits arise from credit terms exceeding 179 days in the customer contract or a separate financing agreement signed with the customer. Customer finance is a class of financial assets that is managed separately from receivables. See Note F1, “Financial risk management,” for further information on credit risk management of trade receivables and customer finance credits.

In accordance with IFRS 15, where significant financing is provided to the customer, revenue is adjusted to reflect the impact of the financing transaction. These transactions could arise from the customer finance credits above if the contracted interest rate is below the market rate or through implied financing transactions due to payment terms of more than one year from the date of transfer of control. The Company has elected to use the practical expedient not to adjust revenue for transactions with payment terms, measured from the date of transfer of control, of one year or less.

47 Financials – Notes to the consolidated financial statements	Ericsson Annual Report on Form 20-F 2018

Note A1, cont’d.

Contract asset is unbilled sales amount relating to performance obligation that has been satisfied under customer contract but is conditional on terms other than only the passage of time before payment of the consideration is due. Under previous standards these unbilled sales balances have been included within trade receivables.

Contract liability relates to amounts that are paid by or due from customers for which performance obligations are unsatisfied or partially satisfied. Under previous standards these balances have been disclosed as deferred revenue within other current liabilities, and the Company concluded that the balances meet the definition of contract liability under IFRS 15. Advances from customers are also included in the contract liability balance.

Segment reporting

An operating segment is a component of a company whose operating results are regularly reviewed by the Company’s chief operating decision maker, (CODM), to make decisions about resources to be allocated to the segment and assess its performance. The President and the Chief Executive Officer is defined as the CODM function in the Company.

The segment presentation, as per each segment, is based on the Company’s accounting policies as disclosed in this note.

The Company’s segment disclosure about geographical areas is based on the country in which transfer of risks and rewards occur.

For further information, see Note B1, “Segment information.”

Inventories

Inventories are measured at the lower of cost or net realizable value on a first-in, first-out (FIFO) basis.

Risks of obsolescence have been measured by estimating market value based on future customer demand and changes in technology and customer acceptance of new products.

A significant part of Inventories is Contract work in progress (CWIP). Recognition and derecognition of CWIP relates to the Company’s revenue recognition principles meaning that costs incurred under a customer contract are initially recognized as CWIP (see Revenue recognition policy). When the related revenue is recognized, CWIP is derecognized and is instead recognized as Cost of sales.

In Note A2, “Critical accounting estimates and judgments,” further disclosure is presented in relation to (i) key sources of estimation uncertainty and (ii) the decision made in relation to accounting policies applied.

Trade payables

See accounting policies under the subheading for Financial instruments and risk management.

Long-term assets

For further disclosure, see the notes under section C

Goodwill

As from the acquisition date, goodwill acquired in a business combination is allocated to each cash-generating unit (CGU) of the Company expected to benefit from the synergies of the combination.

An annual impairment test for the CGUs to which goodwill has been allocated is performed in the fourth quarter, or when there is an indication of impairment. An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. The recoverable amount is the higher of the value in use and the fair value less costs of disposal. In assessing value in use, the estimated future cash flows after tax are discounted to their present value using an after-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Application of after tax amounts in calculation, both in relation to cash flows and discount rate is applied due to that available models for calculating discount rate include a tax component. The after- tax discount rate applied by the Company is not materially different from a discounting based on before-tax future cash flows and before-tax discount rates, as required by IFRS. An impairment loss in respect of goodwill is not reversed. Write-downs of goodwill are reported under other operating expenses.

Additional disclosure is required in relation to goodwill impairment testing: see Note A2, “Critical accounting estimates and judgments” below and Note C1, “Intangible assets.”

Intangible assets

Intangible assets other than goodwill

Intangible assets other than goodwill comprise intangible assets acquired through business combinations, such as patents, customer relations, trademarks and software, as well as capitalized development expenses and separately acquired intangible assets, mainly consisting of software. At initial recognition, acquired intangible assets related to business combinations are stated at fair value and capitalized development expenses and software are stated at cost. Subsequent to initial recognition, these intangible assets are stated at initially recognized amounts less accumulated amortization and any impairment. Amortization and any impairment losses are included in Research and development expenses, which mainly consists of capitalized development expenses and technology; in Selling and administrative expenses, which mainly consists of expenses relating to customer relations and brands; and in Cost of sales.

Costs incurred for development of products to be sold, leased, or otherwise marketed or intended for internal use are capitalized as from when technological and economic feasibility has been established until the product is available for sale or use. Research and development expenses directly related to orders from customers are accounted for as a part of Cost of sales. Other research and development expenses are charged to income as incurred. Amortization of acquired intangible assets, such as patents, customer relations, trademarks, and software, is made according to the straight-line method over their estimated useful lives, not exceeding ten years.

The Company has not recognized any intangible assets with indefinite useful life other than goodwill.

Impairment tests are performed whenever there is an indication of possible impairment. Tests are performed as for goodwill, see above. However, intangible assets not yet available for use are tested annually.

Corporate assets have been allocated to cash-generating units in relation to each unit’s proportion of total net sales. The amount related to corporate assets is not significant. Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists.

In Note A2, “Critical accounting estimates and judgments,” further disclosure is presented in relation to (i) key sources of estimation uncertainty and (ii) the decision made in relation to accounting policies applied.

Property, plant, and equipment

Property, plant, and equipment consist of real estate, machinery, servers and other technical assets, other equipment, tools and installation and construction in process and advance payment. They are stated at cost less accumulated depreciation and any impairment losses.

Depreciation is charged to income, on a straight-line basis, over the estimated useful life of each component of an item of property, plant, and equipment, including buildings. Estimated useful lives are, in general, 25–50 years for real estate and 3–10 years for machinery and equipment. Depreciation and any impairment charges are included in Cost of sales, Research and development or Selling and administrative expenses.

The Company recognizes in the carrying amount of an item of property, plant, and equipment the cost of replacing a component and derecognizes the residual value of the replaced component.

Impairment testing as well as recognition or reversal of impairment of property, plant and equipment is performed in the same manner as for intangible assets other than goodwill, see description under “Intangible assets other than goodwill” above.

Gains and losses on disposals are determined by comparing the proceeds less cost to sell with the carrying amount and are recognized within Other operating income and expenses in the income statement.

Leasing

Leasing when the Company is the lessee

Leases on terms in which the Company assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that type of asset, although the depreciation period must not exceed the lease term.

Other leases are operating leases, and the leased assets under such contracts are not recognized on the balance sheet. Costs under operating leases

48 Financials – Notes to the consolidated financial statements	Ericsson Annual Report on Form 20-F 2018

Note A1, cont’d.

are recognized in the income statement on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

Leasing when the Company is the lessor

Leasing contracts with the Company as lessor are classified as finance leases when the majority of risks and rewards are transferred to the lessee, and otherwise as operating leases. Under a finance lease, a receivable is recognized at an amount equal to the net investment in the lease and revenue is recognized in accordance with the revenue recognition principles.

Under operating leases the equipment is recorded as property, plant and equipment and revenue as well as depreciation is recognized on a straight-line basis over the lease term.

Obligations

For further disclosure, see the notes under section D

Provisions and contingent liabilities

Provisions are made when there are legal or constructive obligations as a result of past events and when it is probable that an outflow of resources will be required to settle the obligations and the amounts can be reliably estimated. When the effect of the time value of money is material, discounting is made of estimated outflows. However, the actual outflows as a result of the obligations may differ from such estimates.

The provisions are mainly related to restructuring, customer and supplier related provisions, warranty commitments and other obligations, such as unresolved income tax and value added tax issues, claims or obligations as a result of patent infringement and other litigations and customer finance guarantees .

Product warranty commitments consider probabilities of all material quality issues based on historical performance for established products and expected performance for new products, estimates of repair cost per unit, and volumes sold still under warranty up to the reporting date.

A restructuring obligation is considered to have arisen when the Company has a detailed formal plan for the restructuring (approved by management), which has been communicated in such a way that a valid expectation has been raised among those affected. Provision for restructuring is recorded when the Company can reliably estimate the liabilities relating to the obligation.

Customer contract provisions mainly consist of estimated losses on onerous contracts. For losses on customer contracts, a provision equal to the total estimated loss is recorded immediately when a loss from a contract is probable and can be estimated reliably. These contract loss estimates may include penalties under a loss contract.

Other provisions include provisions for unresolved tax issues, litigations and other provisions. The Company provides for estimated future settlements related to patent infringements based on the probable outcome of each infringement. The actual outcome or actual cost of settling an individual infringement may vary from the Company’s estimate.

The Company estimates the outcome of any potential patent infringement made known to the Company through assertion and through the Company’s own monitoring of patent-related cases in the relevant legal systems. To the extent that the Company makes the judgment that an identified potential infringement will more likely than not result in an outflow of resources, the Company records a provision based on the Company’s best estimate of the expenditure required to settle with the counterpart.

In the ordinary course of business, the Company is subject to proceedings, lawsuits and other unresolved claims, including proceedings under laws and government regulations and other matters. These matters are often resolved over a long period of time. The Company regularly assesses the likelihood of any adverse judgments in or outcomes of these matters, as well as potential ranges of possible losses. Provisions are recognized when it is probable that an obligation has arisen and the amount can be reasonably estimated based on a detailed analysis of each individual issue.

Certain present obligations are not recognized as provisions as it is not probable that an economic outflow will be required to settle the obligations or the amount of the obligation cannot be measured with sufficient reliability. Such obligations are reported as contingent liabilities. For further detailed information, see Note D2, “Contingent liabilities.” In Note A2, “Critical accounting estimates and judgments,” further disclosure is presented in relation to (i) key sources of estimation uncertainty and (ii) the decision made in relation to accounting policies applied.

Group structure

For further disclosure, see the notes under section E

Business combinations

At the acquisition of a business, the cost of the acquisition, being the purchase price, is measured as the fair value of the assets given, and liabilities incurred or assumed at the date of exchange, including any cost related to contingent consideration. Transaction costs attributable to the acquisition are expensed as incurred. The acquisition cost is allocated to acquired assets, liabilities and contingent liabilities based upon appraisals made, including assets and liabilities that were not recognized on the acquired entity’s balance sheet, for example intangible assets such as customer relations, brands, patents and financial liabilities. Goodwill arises when the purchase price exceeds the fair value of recognizable acquired net assets. In acquisitions with non-controlling interests full or partial goodwill can be recognized. Final amounts are established within one year after the transaction date at the latest.

In case there is a put option for non-controlling interest in a subsidiary a corresponding financial liability is recognized.

Non-controlling interest

The Company treats transactions with non-controlling interests as transactions with equity owners of the Company. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

When the Company ceases to have control, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest in an associate or financial asset. In addition, any amounts previously recognized in Other comprehensive income in respect of that entity are accounted for as if the Company had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in Other comprehensive income are reclassified to profit or loss.

At acquisition, there is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets.

Joint ventures and associated companies

Joint ventures and associated companies are accounted for in accordance with the equity method. Under the equity method, the investment in joint venture or associate is initially recognized at cost and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition. If the Company’s interest in an associated company is nil, the Company shall not, as prescribed by IFRS, recognize its part of any future losses. Provisions related to obligations for such an interest shall, however, be recognized in relation to such an interest.

Investments in associated companies, is i.e., when the Company has significant influence and the power to participate in the financial and operating policy decisions of the associated company, but is not in control or joint control over those policies. Normally, this is the case in voting stock interest, including effective potential voting rights, which stand at least at 20% but not more than 50%.

The Company’s share of income before taxes is reported in item “Share in earnings of joint ventures and associated companies,” included in Operating Income. This reflects the fact that these interests are held for operating rather than investing or financial purposes. Ericsson’s share of income taxes related to associated companies is reported under the line item “Taxes,” in the income statement.

Unrealized gains on transactions between the Company and its joint ventures and associated companies are eliminated to the extent of the Company’s interest in these entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Shares in earnings of joint ventures and associated companies included in consolidated equity which are undistributed are reported in Retained earnings in the balance sheet.

Impairment testing as well as recognition or reversal of impairment of investments in each joint venture and associated company is performed in the same manner as for intangible assets other than goodwill. The entire carrying

49 Financials – Notes to the consolidated financial statements	Ericsson Annual Report on Form 20-F 2018

Note A1, cont’d.

value of each investment, including goodwill, is tested as a single asset. See also description under “Intangible assets other than goodwill” below.

If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognized in Other comprehensive income are reclassified to profit or loss where appropriate.

In Note A2, “Critical Accounting Estimates and Judgments,” further disclosure is presented in relation to (i) key sources of estimation uncertainty and (ii) the decision made in relation to accounting policies applied.

Financial instruments and risk management

For further disclosure, see the notes under section F

Accounting policies applied 2018

As from 2018 the Company has applied IFRS 9 “Financial instruments.” The following accounting polices apply to 2018.

Financial assets

Financial assets are recognized when the Company becomes a party to the contractual provisions of the instrument. Regular purchases and sales of financial assets are recognized on the settlement date.

Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Separate assets or liabilities are recognized if any rights and obligations are created or retained in the transfer.

The Company classifies its financial assets in the following categories: at amortized cost, at fair value through other comprehensive income (FVOCI), and at fair value through profit or loss (FVTPL). The classification depends on the characteristics of the asset and the business model in which it is held.

Financial assets are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognized at fair value, and transaction costs are expensed in the income statement.

The fair values of quoted financial investments and derivatives are based on quoted market prices or rates. If official rates or market prices are not available, fair values are calculated by discounting the expected future cash flows at prevailing interest rates. Valuations of foreign exchange options and Interest Rate Guarantees (IRG) are made by using the Black-Scholes formula. Inputs to the valuations are market prices for implied volatility, foreign exchange and interest rates.

Financial assets at amortized cost

Financial assets are classified as amortized cost if the contractual terms give rise to payments that are solely payments of principal and interest on the principal amount outstanding and the financial asset is held in a business model whose objective is to hold financial assets in order to collect contractual cash flows. These assets are subsequently measured at amortized cost using the effective interest method, minus impairment allowances. Interest income and gains and losses from financial assets at amortized cost are recognized in financial income.

Financial assets at fair value through other comprehensive income (FVOCI)

Assets are classified as FVOCI if the contractual terms give rise to payments that are solely payments of principal and interest on the principal amount outstanding and the financial asset is held in a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets. These assets are subsequently measured at fair value with changes in fair value recognized in other comprehensive income (OCI), except for effective interest, impairment gains and losses and foreign exchange gains and losses which are recognized in the income statement. Upon derecognition, the cumulative gain or loss in OCI is reclassified to the income statement.

Financial assets at fair value through profit or loss (FVTPL)

All financial assets that are not classified as either amortized cost or FVOCI are classified as FVTPL. A financial asset is classified as held for trading if it is acquired principally for the purpose of selling in the near term. Derivatives are classified as held for trading, unless they are designated as hedging instruments for the purpose of hedge accounting. Assets held for trading are classified as current assets. Debt instruments classified as FVTPL, but not held for trading, are classified on the balance sheet based on their maturity date (i.e., those with a maturity longer than one year are classified as non-current). Investments in shares and participations are classified as FVTPL and classified as non-current financial assets.

Gains or losses arising from changes in the fair values of the FVTPL category (excluding derivatives and customer financing) are presented in the income statement within financial income in the period in which they arise. Gains and losses on derivatives are presented in the income statement as follows. Gains and losses on derivatives that hedge operating assets or liabilities, financial assets and financial liabilities are presented as cost of sales, financial income and financial expense, respectively. Gains and losses on customer financing are presented in the income statement as selling expenses.

Dividends on equity instruments are recognized in the income statement as part of financial income when the Company’s right to receive payments is established.

Impairment in relation to financial assets

At each balance sheet date, financial assets classified as either amortized cost or FVOCI and contract assets are assessed for impairment based on Expected Credit Losses (ECL). ECLs are the difference between all contractual cash flows that are due in accordance with the contract and all the cash flows that the Company expects to receive, discounted at the original effective interest rate. Allowances for trade receivables and contract assets are always equal to lifetime ECL. The Company has established a provision matrix based on historical credit loss experience, which has been adjusted for current conditions and expectations of future economic conditions. The losses are recognized in the income statement. When there is no reasonable expectation of collection, the asset is written off.

Financial liabilities

Financial liabilities are recognized when the Company becomes bound to the contractual obligations of the instrument.

Financial liabilities are derecognized when they are extinguished, i.e., when the obligation specified in the contract is discharged, cancelled or expires.

Borrowings

Borrowings managed by the Ericsson Internal Bank are designated FVTPL because they are managed on a fair value basis. Changes in fair value are recognized in the income statement, except for changes in fair value due to changes in credit risk which are recognized in other comprehensive income.

Borrowings not managed by the Ericsson Internal Bank are initially recognized at fair value, net of transaction costs incurred. These borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Trade payables

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

Financial guarantees

Financial guarantee contracts are initially recognized at fair value (i.e., usually the fee received). Subsequently, these contracts are measured at the higher of:

•	The expected credit losses.

•	The recognized contractual fee less cumulative amortization when amortized over the guarantee period, using the straight-line-method.

Accounting policies applied prior to 2018

Prior to 2018, IAS 39 was applied instead of IFRS 9. Comparative information has not been restated. The following accounting policies apply to periods prior to 2018.

Financial assets

Financial assets were recognized when the Company became a party to the contractual provisions of the instrument. Regular purchases and sales of financial assets were recognized on the settlement date.

50 Financials – Notes to the consolidated financial statements	Ericsson Annual Report on Form 20-F 2018

Note A1, cont’d.

Financial assets were derecognized when the rights to receive cash flows from the investments had expired or had been transferred and the Company had transferred substantially all risks and rewards of ownership. Separate assets or liabilities were recognized if any rights and obligations were created or retained in the transfer.

The Company classified its financial assets in the following categories: at fair value through profit or loss, loans and receivables, and available-for-sale. The classification depended on the purpose for which the financial assets were acquired. Management determined the classification of its financial assets at initial recognition.

Financial assets were initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss were initially recognized at fair value, and transaction costs were expensed in the income statement.

The fair values of quoted financial investments and derivatives were based on quoted market prices or rates. If official rates or market prices were not available, fair values were calculated by discounting the expected future cash flows at prevailing interest rates. Valuations of foreign exchange options and Interest Rate Guarantees (IRG) were made by using the Black-Scholes formula. Inputs to the valuations were market prices for implied volatility, foreign exchange and interest rates.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss either were designated as such at initial recognition or were financial assets held for trading. A financial asset was classified as held for trading if it was acquired principally for the purpose of selling in the near term.

Derivatives were classified as held for trading, unless they were designated as hedging instruments for the purpose of hedge accounting. Assets held for trading were classified as current assets.

Gains or losses arising from changes in the fair values of the “Financial assets at fair value through profit or loss” category (excluding derivatives) were presented in the income statement within Financial income in the period in which they arise. Derivatives were presented in the income statement either as Cost of sales, Other operating income, Financial income or Financial expense, depending on the intent with the transaction.

Loans and receivables

Receivables, including those that relate to customer financing, were subsequently measured at amortized cost using the effective interest rate method, less allowances for impairment charges. Trade receivables included amounts due from customers. The balance represented amounts billed to customers as well as amounts where risk and rewards had been transferred to the customer, but the invoice had not yet been issued.

Collectability of the receivables was assessed for purposes of initial revenue recognition.

Available-for-sale financial assets

Investments in liquid bonds with low credit risk which were not held for trading are classified as available-for-sale. If the maturity was longer than one year the bonds were included in Interest-bearing securities, non-current. Bonds held as available-for-sale with a maturity shorter than one year were included in Interest-bearing securities, current. Unrealized gains and losses were recognized in OCI. When these securities were derecognized, the accumulated fair value adjustments were included in financial income.

Dividends on available-for-sale equity instruments were recognized in the income statement as part of financial income when the Company’s right to receive payments was established.

Changes in the fair value of monetary securities denominated in a foreign currency and classified as available-for-sale were analyzed between translation differences resulting from changes in the amortized cost of the security and other changes in the carrying amount of the security. Translation differences on monetary securities were recognized in profit or loss; translation differences on non-monetary securities were recognized in OCI. Changes in the fair value of monetary and non-monetary securities classified as available-for-sale were recognized in OCI. When securities classified as available-for-sale were sold or impaired, the accumulated fair value adjustments previously recognized in OCI were included in the income statement.

Impairment in relation to financial assets

At each balance sheet date, the Company assessed whether there was objective evidence that a financial asset or a group of financial assets was impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost was considered as evidence that the security was impaired. If any such evidence existed for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss – was removed from OCI and recognized in the income statement. Impairment losses recognized in the income statement on equity instruments were not reversed through the income statement.

An assessment of impairment of receivables was performed when there was objective evidence that the Company would not be able to collect all amounts due according to the original terms of the receivable. Significant financial difficulties of the debtor, probability that the debtor would enter bankruptcy or financial reorganization, and default or delinquency in payments were considered indicators that the trade receivable was impaired. The amount of the allowance was the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the asset was reduced through the use of an allowance account, and the amount of the loss was recognized in the income statement and presented as impairment losses on trade receivables. In previous years, this was presented within selling expenses. When a trade receivable was finally established as uncollectible, it was written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off were credited to impairment losses on trade receivables in the income statement.

Financial liabilities

Financial liabilities were recognized when the Company became bound to the contractual obligations of the instrument.

Financial liabilities were derecognized when they were extinguished, i.e., when the obligation specified in the contract was discharged, cancelled or expired.

Borrowings

Borrowings were initially recognized at fair value, net of transaction costs incurred. Borrowings were subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value was recognized in the income statement over the period of the borrowings using the effective interest method.

Borrowings were classified as current liabilities unless the Company had an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Trade payables

Trade payables were recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

Fair value hedging and fair value hedge accounting

The purpose of fair value hedges was to hedge the variability in the fair value of fixed-rate debt (issued bonds) from changes in the relevant benchmark yield curve for its entire term by converting fixed interest payments to a floating rate (e.g., STIBOR or LIBOR) by using interest rate swaps (IRS). The credit risk/ spread was not hedged. The fixed leg of the IRS was matched against the cash flows of the hedged bond. Hereby, the fixed-rate bond/debt was converted into a floating-rate debt in accordance with the policy.

Changes in the fair value of derivatives that were designated and qualify as fair value hedges were recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that were attributable to the hedged risk, when hedge accounting was applied. The Company only applied fair value hedge accounting for hedging fixed interest risk on borrowings. Both gains and losses relating to the interest rate swaps hedging fixed rate borrowings and the changes in the fair value of the hedged fixed rate borrowings attributable to interest rate risk were recognized in the income statement within Financial expenses. If the hedge no longer met the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method was used was amortized to the income statement over the remaining period to maturity.

51 Financials – Notes to the consolidated financial statements	Ericsson Annual Report on Form 20-F 2018

Note A1, cont’d.

When applying fair value hedge accounting, derivatives were initially recognized at fair value at trade date and subsequently re-measured at fair value.

At the inception of the hedge, the Company documented the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The Company also documented its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that were used in hedging transactions were highly effective in offsetting changes in fair values or cash flows of the hedged items.

The fair value of a hedging derivative was classified as a non-current asset or liability when the remaining maturity of the hedged item was more than 12 months, and as a current asset or liability when the remaining maturity of the hedged item was less than 12 months. Trading derivatives were classified as current assets or liabilities.

Financial guarantees

Financial guarantee contracts were initially recognized at fair value (i.e., usually the fee received). Subsequently, these contracts were measured at the higher of:

•	The expected credit losses.

•	The recognized contractual fee less cumulative amortization when amortized over the guarantee period, using the straight-line-method.

•	The best estimate of the net expenditure comprising future fees and cash flows from subrogation rights.

Employee related

For further disclosure, see the notes under section G

Post-employment benefits

Pensions and other post-employment benefits are classified as either defined contribution plans or defined benefit plans. Under a defined contribution plan, the Company’s only obligation is to pay a fixed amount to a separate entity (a pension trust fund) with no obligation to pay further contributions if the fund does not hold sufficient assets to pay all employee benefits. The related actuarial and investment risks fall on the employee. The expenditures for defined contribution plans are recognized as expenses during the period when the employee provides service.

Under a defined benefit plan, it is the Company’s obligation to provide agreed benefits to current and former employees. The related actuarial and investment risks fall on the Company.

The present value of the defined benefit obligations for current and former employees is calculated using the Projected Unit Credit Method. The discount rate for each country is determined by reference to market yields on high-quality corporate bonds that have maturity dates approximating the terms of the Company’s obligations. In countries where there is no deep market in such bonds, the market yields on government bonds are used. The calculations are based upon actuarial assumptions, assessed on a quarterly basis, and are as a minimum prepared annually. Actuarial assumptions are the Company’s best estimate of the variables that determine the cost of providing the benefits. When using actuarial assumptions, it is possible that the actual results will differ from the estimated results or that the actuarial assumptions will change from one period to another. These differences are reported as actuarial gains and losses. They are, for example, caused by unexpectedly high or low rates of employee turnover, changed life expectancy, salary changes, remeasurement of plan assets and changes in the discount rate. Actuarial gains and losses are recognized in OCI in the period in which they occur. The Company’s net liability for each defined benefit plan consists of the present value of pension commitments less the fair value of plan assets and is recognized net on the balance sheet. When the result is a net benefit to the Company, the recognized asset is limited to the present value of any future refunds from the plan or reductions in future contributions to the plan.

Interest cost on the defined benefit obligation and interest income on plan assets is calculated as a net interest amount by applying the discount rate to the net defined benefit liability. All past service costs are recognized immediately. Swedish special payroll tax is accounted for as a part of the pension cost and the pension liability respectively.

Payroll taxes related to actuarial gains and losses are included in determining actuarial gains and losses, reported under OCI.

In Note A2, “Critical accounting estimates and judgments” further disclosure is presented in relation to key sources of estimation uncertainty.

Share-based compensation to employees and the Board of Directors

Share-based compensation is related to remuneration to employees, including key management personnel and the Board of Directors and could be settled either in shares or cash.

Under IFRS, a company shall recognize compensation costs for share-based compensation programs based on a measure of the value to the company of services received under the plans. The conditions under a program shall be considered as prescribed in IFRS 2, “Share-based payment.”

As from 2017 the newly granted share-based programs are cash settled, except for programs for the Executive team. Those programs are share-settled.

Share settled plans

Compensation costs are recognized during the vesting period, based on the fair value of the Ericsson share at the grant date, as well as considering performance – and market conditions. Examples of performance conditions could be revenue and profit targets while market conditions relate to the development of the Parent Company’s share price.

The amount charged to the income statement for these plans is reversed in equity each time of the income statement charge. The reason for this IFRS accounting principle is that compensation cost for a share settled program is a cost with no direct cash flow impact. All plans have service conditions and some of them have performance or market conditions. For further detailed information, see Note G3, “Share-based compensation.”

Cash settled plans

The total compensation expense for a cash settled plan is equal to the payments made to the employees at the date of end of the service period. The fair value of the synthetic shares, being the cash equivalents of shares, is therefore reassessed and amended during the service period. Otherwise the accounting is similar to a share settled plan.

For further detailed information, see Note G3, “Share-based compensation.”

Compensation to the Board of Directors

During 2008, the Parent Company introduced a share-based compensation program as a part of the remuneration to the Board of Directors (a synthetic share program). The program gives non-employee Directors elected by the General Meeting of shareholders a right to receive part of their remuneration as a future payment of an amount which corresponds to the market value of a share of class B in the Parent Company at the time of payment, as further disclosed in Note G3, “Share-based compensation.” The cost for cash settlements is measured and recognized based on the estimated costs for the program on a pro rata basis during the service period, being one year. The estimated costs are remeasured during and at the end of the service period.

Other

For further disclosure, see the notes under section H

Income taxes

Income taxes in the consolidated financial statements include both current and deferred taxes. Income taxes are reported in the income statement unless the underlying item is reported directly in equity or OCI. For those items, the related income tax is also reported directly in equity or OCI. A current tax liability or asset is recognized for the estimated taxes payable or refundable for the current year or prior years.

Deferred tax is recognized for temporary differences between the book values of assets and liabilities and their tax values and for tax loss carry- forwards. A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the deductible temporary differences and tax loss carry-forwards can be utilized. In the recognition of income taxes, the Company offsets current tax receivables against current tax liabilities and deferred tax assets against deferred tax liabilities in the balance sheet, when the Company has a legal right to offset these items and the intention to do so. Deferred tax is not recognized for the following temporary differences: goodwill not deductible for tax purposes, for the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and for differences related to investments in subsidiaries when

52 Financials – Notes to the consolidated financial statements	Ericsson Annual Report on Form 20-F 2018

Note A1, cont’d.

it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax is measured at the tax rate that is expected to be applied to the temporary differences when they reverse, based on the tax laws that have been enacted or substantively enacted by the reporting date. An adjustment of deferred tax asset/liability balances due to a change in the tax rate is recognized in the income statement, unless it relates to a temporary difference earlier recognized directly in equity or OCI, in which case the adjustment is also recognized in equity or OCI.

The measurement of deferred tax assets involves judgment regarding the deductibility of costs not yet subject to taxation and estimates regarding sufficient future taxable income to enable utilization of unused tax losses in different tax jurisdictions. All deferred tax assets are subject to annual review of probable utilization.

In Note A2, “Critical accounting estimates and judgments,” further disclosure is presented in relation to (i) key sources of estimation uncertainty and (ii) the decision made in relation to accounting policies applied.

Earnings per share

Basic earnings per share are calculated by dividing net income attributable to stockholders of the Parent Company by the weighted average number of shares outstanding (total number of shares less treasury stock) during the year.

Diluted earnings per share are calculated by dividing net income attributable to stockholders of the Parent Company, when appropriately adjusted by the sum of the weighted average number of ordinary shares outstanding and dilutive potential ordinary shares. Potential ordinary shares are treated as dilutive when, and only when, their conversion to ordinary shares would decrease earnings per share.

Rights to matching shares are considered dilutive when the actual fulfillment of any performance conditions as of the reporting date would give a right to ordinary shares.

Statement of cash flows

The statement of cash flows is prepared in accordance with the indirect method. Cash flows in foreign subsidiaries are translated at the average exchange rate during the period. Payments for subsidiaries acquired or divested are reported as cash flow from investing activities, net of cash and cash equivalents acquired or disposed of respectively.

Cash and cash equivalents consist of cash, bank, and interest-bearing securities that are highly liquid monetary financial instruments with a remaining maturity of three months or less at the date of acquisition.

New accounting standards and interpretations

A number of issued new standards, amendments to standards and interpretations are not yet effective for the year ended December 31, 2018 and have not been applied in preparing these consolidated financial statements. Below the applicable standards/interpretations that have been issued are described.

IFRS 16 – Leases

In January 2016, IASB issued a new lease standard, IFRS 16, that will replace IAS 17 Leases and the related interpretations IFRIC 4, SIC-15 and SIC-27. The definition of a lease is amended which impacts the accounting both from a lessee and lessor perspective. The new standard includes more specific guidance on if and when leasing is embedded in a service contract.

Accounting for lessees

The standard requires assets and liabilities arising from all leases, with some exceptions, to be recognized on the balance sheet. This model reflects that, at the start of a lease, the lessee always obtains the right to use an asset for a period of time and has an obligation to pay for that right.

The main types of assets leased by the Company are, in the order of materiality, real estate, IT-equipment and vehicles. Vehicles are mainly used under service contracts.

Accounting for lessors

The accounting for lessors will be based on the same classification as of an operating or finance lease under IAS 17. This means that if the Company, as a lessor, substantially retains the ownership rights and obligations of the asset, then the lease is classified as an operating lease. On the contrary, the lease is classified as a finance lease if the ownership rights and obligations of the asset are transferred to the lessee.

Impact at transition

The standard is effective for annual periods beginning on or after January 1, 2019. The Company will apply the new standard as from January 1, 2019. At transition, the Company will apply the practical expedient under IFRS 16 to not reassess whether a contract is, or contains, a lease. Therefore, the Company will apply the standard to contracts previously identified as leases, or as containing a lease under IAS 17 and IFRIC 4.

The Company will elect to implement the standard using the cumulative catch-up method, with the cumulative effect being adjusted to the opening retained earnings balance at transition date. There will be no restated information presented for previous years.

At transition, the Company, as a lessee, will recognize lease liability for leases previously classified as operating leases. The weighted average incremental borrowing rate to be applied to lease liabilities recognized in the balance sheet at the transition date is estimated to 5.4%. Right-of-use assets will for most contracts be recognized based on the amount equal to the related lease liability. For some larger real estate contracts right-of-use assets are recognized as if IFRS 16 had been applied since the commencement date, however, using the incremental borrowing rate as per the effective date. The asset value for these contracts is estimated to be SEK 0.3 billion lower than the related liabilities. It is this differences that causes the reduction of equity as per transition date.

The Company will also apply the following practical expedients when applying IFRS 16 at transition date:

•	The IAS 37 onerous lease contract measurement for the operating leases existing as per the transition date. This expedient will be applied as a substitute for the measurement of impairment for the related right-of-use assets. Impairment testing will be applied going-forward.

•	Exclusion of initial direct costs from the measurement of the right-to-use asset at the date of initial recognition.

A new classification in the income statement will be made. Under IFRS 16, as a lessee, the finance cost is reported under finance costs while under operating leases they were embedded in the lease expenses, either as costs of sales or operating expenses

The timing of the cash flows will not be impacted. The reported amortization of lease liabilities will, however, be reported as from effective date as financing cash flows and not operating cash flows as prior to 2019. The impact of this reclassification is in 2019 estimated to be SEK 2.0 billion.

The minimum lease payments for operating lease contracts at December 31, 2018, was SEK 13.4 billion. This amount was reduced by the impact of discounting of SEK 2.1 billion, the low-value lease agreements of SEK 0.9 billion and the net of advance payments and lease term extensions of SEK 0.3 billion, resulting in an estimated lease liability of SEK 10.1 billion for January 1, 2019.

Estimated opening balance sheet impact of IFRS 16 (discounted)

SEK billion	IFRS 16 adjustment
Right-of-use assets	8.7
Lease liabilities, current	2.0
Lease liabilities, non-current	8.1
Equity	0.3

The following items has been considered: Onerous contracts with SEK 0.8 billion, straight-lining, periodization of lease costs, with SEK 0.6 and advance payments with SEK 0.3 billion. The tax effect on the equity posting is deemed to be immaterial. There is no impact on the income statement.

The estimated increase of right-of-use assets is SEK 8.7 billion. This will increase the total asset value by 3%.

IFRIC 23 – Uncertainty over income tax treatments

IFRIC 23, “Uncertainty over income tax treatments,” effective date January 1, 2019, is estimated to not have a material impact on the Company’s financial statements.

53 Financials – Notes to the consolidated financial statements	Ericsson Annual Report on Form 20-F 2018

A2 Critical accounting estimates and judgments

The preparation of financial statements and application of accounting standards often involve management’s judgment and the use of estimates and assumptions deemed to be reasonable at the time they are made. However, other results may be derived with different judgments or using different assumptions or estimates, and events may occur that could require a material adjustment to the carrying amount of the asset or liability affected. Examples of this could occur at change of strategy or restructuring. Judgments for accounting policies to be applied as well as estimates may also be impacted due to this. Following are the most important accounting policies subject to such judgments and the key sources of estimation uncertainty that the Company believes could have the most significant impact on the reported results and financial position.

The information in this note is grouped as per:

•	Key sources of estimation uncertainty

•	Judgments management has made in the process of applying the Company’s accounting policies.

Revenue recognition

Key sources of estimation uncertainty

The Company uses estimates and judgments in determining the amount and timing of revenue under IFRS 15, “Revenue from Contracts with Customers”, particularly when determining the transaction price and its allocation to performance obligations identified under the contract.

Transaction price may consist of variable elements such as discounts, performance related price and contract penalties. Transaction price, including variable considerations, is estimated at the commencement of the contract (and periodically thereafter). Judgment is used in the estimation process based on historical experience with the type of business and customer.

IFRS 15 also requires revenue to be allocated to each performance obligations by reference to their standalone selling prices. The Company considers that an adjusted market assessment approach should be used to estimate stand-alone selling prices for its products and services for the purposes of allocating transaction price. These estimates are comprised of prices set for similar customer and circumstances, adjusted to reflect appropriate profit margins for the market. Estimates are used to determine discounts that relate specifically to each performance obligations, thus impacting their stand-alone selling prices.

Judgments made in relation to accounting policies applied

Management applies judgment when assessing the customer’s ability and intention to pay in a contract. The assessment is based on the latest customer credit standing and the customer’s past payment history. This assessment may change during the contract execution, and if there is evidence of deterioration in the customer’s ability or intention to pay, then under IFRS 15 no further revenue shall be recognized until the collectability criteria is met. Conversely, this assessment may also change favorably over time, upon which revenue shall now be recognized on a contract that did not initially meet the collectability criteria.

Revenue for standard products shall be recognised when control over the equipment is transferred to the customer at a point in time. This assessment shall be viewed from a customer’s perspective considering indicators such as transfer of titles and risks, customer acceptance, physical possession, and billing rights. Judgment may be applied in determining whether risk and rewards have been transferred to the customer and whether the customer has accepted the products. In a sale of software licence, judgment may also be applied to determine when the software is made available to the customer by considering when they can direct the use of, and obtain substantially all the benefits of, the licence. Often all indicators of transfer of control are assessed together and an overall judgment formed as to when transfer of control has occurred in a customer contract.

Revenue for customised solutions shall be recognized over time if progress of completion can be reliably measured and enforceable right to payment exists over the duration of the contract. The progress of completion is estimated by reference to the output delivered such as achievement of contract milestones and customer acceptance. Judgment are applied when determining the appropriate revenue milestones that best reflect the progress of completion and are aligned with key acceptance stages within the contract.

Customer contract related balances

Key sources of estimation uncertainty for 2018

The Company monitors the financial stability of its customers, the environments in which they operate and historical credit losses. This is combined with expectations of future economic conditions to calculate expected credit losses (ECLs). ECLs on trade receivables and contract assets are assessed using a provision matrix based on days past due for groupings of customers that have historically had similar loss patterns. The amount of ECLs is sensitive to changes in the circumstances of our customers and the environments in which they operate as well as management’s expectations of future economic conditions. Actual credit losses may be higher or lower than expected. Total allowances for expected credit losses as of December 31, 2018 were SEK 4.1 billion or 6.0% of gross trade receivables and contract assets. For further detailed information see Note F1, “Financial risk management”.

Customer financing assets are valued at fair value on an individual basis. When market pricing is not available, an internal valuation model is applied considering external credit rating, political and commercial risks and bank pricing. Regular monitoring of customer behavior is also a part of the internal assessment.

Key sources of estimation uncertainty prior to 2018

The Company monitors the financial stability of its customers and the environment in which they operate to make estimates regarding the likelihood that the individual receivables will be paid. Total allowances for estimated losses as of December 31, 2017, were SEK 3.6 billion or 5.3% of gross trade and customer finance receivables. For further detailed information, see Note F1, “Financial risk management.”

Credit risks for outstanding customer finance credits are regularly assessed as well, and allowances are recorded for estimated losses.

Inventory valuation

Key sources of estimation uncertainty

Inventories are valued at the lower of cost and net realizable value. Estimates are required in relation to forecasted sales volumes and inventory balances. In situations where excess inventory balances are identified, estimates of net realizable values for the excess volumes are made. Inventory allowances for estimated losses as of December 31, 2018, amounted to SEK 2.6 (2.4) billion or 8% (9%) of gross inventory. For further detailed information, see Note B5, “Inventories.”

Acquired intellectual property rights and other intangible assets, including goodwill

Key sources of estimation uncertainty

At initial recognition, future cash flows are estimated, to ensure that the initial carrying values do not exceed the expected discounted cash flows for the items of this type of assets. After initial recognition, impairment testing is performed whenever there is an indication of impairment, in addition goodwill impairment testing is performed at least once per year. Negative deviations in actual cash flows compared to estimated cash flows as well as new estimates that indicate lower future cash flows might result in recognition of impairment charges. As disclosed in Note C1, “Intangible assets” impairment has been recognized due to changes during 2018 in the accounting estimates for future cash flows. Write-downs for intangible assets and goodwill amounted to SEK 0.5 (17.2) billion for 2018.

At December 31, 2018, the amount of acquired intellectual property rights and other intangible assets amounted to SEK 33.5 (32.0) billion, including goodwill of SEK 30.0 (27.8) billion.

For further discussion on goodwill, see Note A1, “Significant accounting policies”. Estimates related to acquired intangible assets are based on similar assumptions and risks as for goodwill. For more information, see Note C1, “Intangible assets.”

Judgments made in relation to accounting policies applied

At initial recognition and subsequent remeasurement, management judgments are made, both for key assumptions and regarding impairment

54 Financials – Notes to the consolidated financial statements	Ericsson Annual Report on Form 20-F 2018

Note A2, cont’d.

indicators. In the purchase price allocation made for each acquisition, the purchase price shall be assigned to the identifiable assets, liabilities and contingent liabilities based on fair values for these assets. Any remaining excess value is reported as goodwill.

This allocation requires management judgment as well as the definition of cash-generating units for impairment testing purposes. Other judgments might result in significantly different results and financial position in the future.

Provisions

Key sources of estimation uncertainty

Provisions are mainly related to estimates for onerous contracts with customers and suppliers. Onerous customer contract provision includes estimate of costs to be incurred based on the latest conditions and progress on the contract. Assumptions on the probable outcomes of revenue and costs, which may include costs of potential compensation or penalties on exit, are revised regularly based on latest available information and the provision remeasured accordingly. Other sources for estimation uncertainty are restructuring program execution, patent and other litigations as well as for unresolved income tax and value added tax issues. As commented above in the initial part of this note the amounts may come to differ due to future reassessments and outcomes. As disclosed in Note D1, “Provisions” provisions have been recognized due to significant changes during 2018 and 2017 in the accounting estimates for customer contracts resulting in identification of onerous contracts.

At December 31, 2018, provisions amounted to SEK 16.0 (9.9) billion. For further detailed information, see Note D1, “Provisions.”

Judgments made in relation to accounting policies applied

Whether a present obligation is probable or not requires judgment. The nature and type of risks for these provisions differ and management’s judgment is applied regarding the nature and extent of obligations in deciding if an outflow of resources is probable or not.

Contingent liabilities

Key sources of estimation uncertainty

As disclosed under ‘Provisions’ there are uncertainties in the estimated amounts. The same type of uncertainty exists for contingent liabilities.

Judgments made in relation to accounting policies applied

As disclosed under Note A1, “Significant accounting policies” a potential obligation that is not likely to result in an economic outflow is classified as a contingent liability, with no impact on the Company’s financial statements. However, should an obligation in a later period be deemed to be probable, then a provision shall be recognized, impacting the financial statements.

Foreign exchange risks

Key sources of estimation uncertainty

Foreign exchange risk impacts the financial results of the Company, see further disclosure in Note F1, “Financial risk management,” under Foreign exchange risk.

Pension and other post-employment benefits

Key sources of estimation uncertainty

Accounting for the costs of defined benefit pension plans and other applicable post-employment benefits is based on actuarial valuations, relying on key estimates for discount rates, future salary increases, employee turnover rates and mortality tables. The discount rate assumptions are based on rates for high-quality fixed-income investments with durations as close as possible to the Company’s pension plans. In countries where there is not a deep market in high-quality corporate bonds, the market yields on government bonds shall be applied. Judgment is applied in determining the deepness of the high-quality corporate bond market in each country. The impact of applying an alternative discount rate based on Swedish covered bonds is disclosed in Note G1, “Post-employment benefits.” At December 31, 2018, defined benefit obligations for pensions and other post-employment benefits amounted to SEK 90.3 (87.6) billion and fair value of plan assets to SEK 64.3 (64.9) billion. For more information on estimates and assumptions, see Note G1, “Post-employment benefits.”

Deferred taxes

Key sources of estimation uncertainty

Deferred tax assets and liabilities are recognized for temporary differences and for tax loss carry-forwards. Deferred tax is recognized net of valuation allowances. The valuation of temporary differences and tax loss carry-forwards, is based on management’s estimates of future taxable profits in different tax jurisdictions against which the temporary differences and loss carry-forwards may be utilized.

The largest amounts of tax loss carry-forwards are reported in Sweden, with an indefinite period of utilization (i.e. with no expiry date), except for withholding taxes that expires after five years. For further information, see Note H1, “Taxes.”

At December 31, 2018, the value of deferred tax assets amounted to SEK 23.2 (22.0) billion. The deferred tax assets related to loss carry-forwards are reported as non-current assets.

Accounting for income tax, value added tax, and other taxes

Key sources of estimation uncertainty

Accounting for these items is based upon evaluation of income, value added and other tax rules in all jurisdictions where the Company performs activities. The total complexity of rules related to taxes and the accounting for these require management’s involvement in judgments regarding classification of transactions and in estimates of probable outcomes of claimed deductions and/or disputes.

55 Financials – Notes to the consolidated financial statements	Ericsson Annual Report on Form 20-F 2018

A3 Changes in accounting policies

Two new IFRS standards are effective as from January 1, 2018, IFRS 9, “Financial instruments” and IFRS 15, “Revenue from Customer Contracts.”

The following table illustrates the impact of the implementation of IFRS 9 and IFRS 15 on equity and other balance sheet items at the transition date of January 1, 2018. For IFRS 15 the Company has adopted the full retrospective method for transition, which mean that prior year comparatives have been restated and equity has been adjusted at the initial application date (January 1, 2016). The Company has applied IFRS 9 retrospectively on the required effective date, January 1, 2018. The 2018 opening balances have been adjusted, but the previous periods have not been restated.

Based on the new requirements under IFRS 15, contract assets and contract liabilities have been added as new lines in the consolidated balance sheet and statement of cash flow. Previously, contract assets were reported as trade receivables and contract liabilities were reported as deferred revenue and as advances from customers within other current liabilities.

Due to IFRS 9, impairment losses on trade receivables are reported on a separate line in the consolidated income statement. Previously, these losses have been reported as Selling and administrative expenses. In the statement of comprehensive income, a new line has been added for revaluation of borrowings due to changes in credit risk. A new line has been added to the consolidated statement of equity showing the adjustment to the opening balance.

The prior periods financial statements, notes and key ratios presented in this annual report have been restated to reflect adoption of these new standards.

Impact of IFRS 9 and IFRS 15 on balance sheet items

2017	As reported 31.12.2017	IFRS 15 restatement	Restated balance 31.12.2017	IFRS 9 adjustment	Adjusted balance at 1.1.2018
ASSETS
Non-current assets
Deferred tax assets	21,228	735	21,963	288	22,251
Current assets
Inventories	24,960	587	25,547	—	25,547
Contract assets	—	13,120	13,120	—	13,120
Trade receivables	63,210	–15,105	48,105	–1,240	46,865
EQUITY AND LIABILITIES
Equity
Stockholder’s equity	99,540	–2,605	96,935	–983	95,952
Non-current liabilities
Borrowings, non-current	30,500	—	30,500	31	30,531
Current liabilities
Provisions, current	6,350	–67	6,283	—	6,283
Contract liabilities	—	29,076	29,076	—	29,076
Trade payables	26,321	–1	26,320	—	26,320
Other current liabilities	62,370	–27,065	35,305	—	35,305

2015 and 2016	As reported 31.12.2015	IFRS 15 restatement	Restated balance 1.1.2016	As reported 31.12.2016	IFRS 15 restatement	Restated balance 31.12.2016
ASSETS
Non-current assets
Deferred tax assets	13,183	1,228	14,411	15,522	1,476	16,998
Current assets
Inventories	28,436	169	28,605	30,307	1,311	31,618
Contract assets	—	20,188	20,188	—	17,773	17,773
Trade receivables	71,069	–21,880	49,189	68,117	–19,759	48,358
EQUITY AND LIABILITIES
Equity
Stockholder’s equity	146,525	–4,353	142,172	139,817	–5,235	134,582
Non-current liabilities
Borrowings, non-current	22,744	—	22,744	18,653	—	18,653
Current liabilities
Provisions, current	3,662	—	3,662	5,411	–37	5,374
Contract liabilities	—	20,324	20,324	—	24,930	24,930
Trade payables	22,389	—	22,389	25,318	526	25,844
Other current liabilities	58,663	–16,267	42,396	56,003	–19,381	36,622

56 Financials – Notes to the consolidated financial statements	Ericsson Annual Report on Form 20-F 2018

Note A3, cont’d.

IFRS 9 – Financial instruments

The complete version of IFRS 9 replaces most of the guidance in IAS 39. IFRS 9 updates the classification, measurement and impairment of financial assets as well as provides new requirements for hedge accounting. The Company has applied IFRS 9 retrospectively on the required effective date, January 1, 2018, and has not restated comparative information.

Classification and measurement

The following changes in classification of assets and liabilities were made as of January 1, 2018.

•	Investments in liquid bonds with low credit risk which are not held for trading were classified as available-for-sale under the previous standards. These instruments are held in a portfolio managed on a fair value basis and will therefore be classified fair value through profit or loss (FVTPL). There was no change in the valuation of these assets at transition. These bonds will continue to be reported as Interest-bearing securities, non-current. At transition, there were SEK 51 million of accumulated gains (after tax), which would have been recycled to the income statement upon derecognition of the assets. Due to the adoption of IFRS 9, these gains will remain permanently in retained earnings and will not be recycled to the income statement in subsequent periods. Changes in fair value from the date of transition are recognized immediately in the income statement.

•	Trade receivables are managed in a business model whose objective is achieved through both collection of contractual cash flows and selling of assets. Therefore, trade receivables are classified as fair value through other comprehensive income (FVOCI). At transition, there was no change in the carrying value of these assets due to the change in classification. See below for the change in carrying value due to the changes in impairment requirements.

•	Customer finance assets are managed in a business model with the objective to realize cash flows through the sale of assets. Therefore, customer finance are classified FVTPL. There was no change in the carrying value of these assets at transition.

•	Investments in equity instruments, which were classified as available-for-sale under previous standards, are classified as FVTPL with no impact on carrying value. At transition, there were SEK 744 million of accumulated gains (after tax) which would have been recycled to the income statement upon derecognition of the equity instruments. Due to the adoption of IFRS 9, these gains will remain permanently in retained earnings and will not be recycled to the income statement in subsequent periods. Changes in fair value from the date of transition are recognized immediately in the income statement.

•	Notes, bonds, and loans issued by the Parent Company are managed on a fair value basis and are therefore designated as FVTPL with changes in fair value due to changes in credit risk realized in OCI. As a result, the carrying value of borrowings increased by SEK 31 million. Fair value hedge accounting will not be applied to any borrowings as from 2018.

Reclassification of financial instruments as of 1.1.2018

MSEK	Classification under IAS 39	Classification under IFRS 9	Carrying amount under IAS 39	Carrying amount under IFRS 9
Financial assets
Customer finance	Loans and receivables	FVTPL	3,931	3,931
Trade receivables	Loans and receivables	FVOCI	48,105	46,865	1)
Interest-bearing securities – held for trading	FVTPL	FVTPL	6,118	6,118
Interest-bearing securities – managed on a fair value basis	Available- for-sale	FVTPL	25,433	25,433
Interest-bearing securities – other	Loans and receivables	Amortized cost	266	266
Cash equivalents – held for trading	FVTPL	FVTPL	14,345	14,345
Cash equivalents – other	Loans and receivables	Amortized cost	3,136	3,136
Other investments in shares and participations	Available- for-sale	FVTPL	1,279	1,279
Other financial investments 2)	FVTPL	FVTPL	820	820
Derivatives 3)	FVTPL	FVTPL	1,293	1,293
Financial liabilities
Borrowings – managed on a fair value basis	Amortized cost	Designated FVTPL	28,771	28,802	4)
Borrowings – other	Amortized cost	Amortized cost	4,274	4,274
Trade payables	Amortized cost	Amortized cost	26,320	26,320
Derivatives 3)	FVTPL	FVTPL	926	926

1)	Change in value due to additional impairment allowance.
2)	Other financial investments are presented in other financial assets.
3)	Derivatives are presented in other current receivables or other current liabilities in the consolidated balance sheet
4)	Change in value due to transition from amortized cost to fair value.

Impairment

Impairment losses for assets classified as amortized cost or FVOCI are now calculated based on expected credit losses (ECL). Previously, financial assets in the loans and receivables and available-for-sale categories were assessed for impairment using objective evidence that the Company will not be able to collect.

The allowance for impairment for trade receivables and contract assets increased by SEK 1,240 million due to the change in models. The allowance for impairment for customer finance credits was removed as these assets are classified as FVTPL. The opening balance of the customer financing credits valued at fair value is unchanged from the net balance of customer finance credits after reducing for allowances at December 31, 2017. Cash equivalents and interest-bearing securities classified as amortized cost are assessed for impairment under IFRS 9. However, the impairment required for these balances was immaterial.

IFRS 15 – Revenue from Contracts with Customers

IFRS 15 replaced guidance in IAS 18 and IAS 11. This standard establishes a new principle-based model of recognizing revenue from customer contracts. It introduces a five-step model that requires revenue to be recognized when control over goods and services are transferred to the customer.

The Company has adopted the full retrospective method for transition which required a restatement of prior year comparatives and adjustment to equity in the earliest presented comparative period, i.e. January 1, 2016 (‘initial application date’). The Company has applied the practical expedient in IFRS 15 C5(a) not to restate completed contracts at January 1, 2016.

The impact of IFRS 15 was a reduction to equity (before tax effect) at transition date, January 1, 2018, of SEK 3.3 billion.

The main impacted areas are described below.

57 Financials – Notes to the consolidated financial statements	Ericsson Annual Report on Form 20-F 2018

Note A3, cont’d.

Discount in a contract

The definition of a contract in IFRS 15 is stricter than standards effective prior to 2018 (previous standards) in that a contract exists only when enforceable rights and obligations are present. The majority of the Company’s business is conducted via frame agreements. Typically, a customer purchase order, together with a frame agreement, creates a firm enforceable commitment. The stricter definition of a contract affects how discounts are accounted for, as discounts shall be applied over the value and duration of a contract.

Under the previous standards, the Company considers a broader interpretation of a contract from which it reasonably expects to derive benefit. For a business covered by frame agreement this may result in a longer timeframe for recognition of related discounts as future expected purchases are included in the assessment. The impact of IFRS 15 is that these discounts shall be recognized as a reduction in revenue earlier which resulted in a reduction of equity (before tax effect) of SEK 1.1 billion at transition date (corresponding impact at 1.1.2016 and 31.12.2016 is a reduction in equity (before tax effect) of SEK 3.8 billion and SEK 4.2 billion respectively).

Customized solution contract

Under IFRS 15 revenue for customized solution contracts shall be recognized over time if certain criteria are met. These contracts relate to the construction of assets specifically customized for the customer and with no alternative use to the Company. IFRS 15 also requires the Company to have enforceable right to payment for performance completed to date.

The Company recognized revenue under previous standards over the duration of these contracts based on defined delivery milestones. No significant changes are expected in the method of measuring progress of completion over the duration of the contract. However, the additional requirement under IFRS 15 will ensure that revenue is recognized for performance completed to date based on enforceable right to payment that exists at that point. The Company has identified ongoing contracts where revenue will be deferred as the performance completed to date is restricted under IFRS 15 to enforceable billing rights under the contracts. This resulted in a reduction in equity (before tax effect) of SEK 0.8 billion at transition date (corresponding impact at 1.1.2016 and 31.12.2016 is a reduction in equity (before tax effect) of SEK 0.7 billion and SEK 0.8 billion respectively).

Transfer of control for equipment

Under IFRS 15, revenue shall be recognized when control over the equipment is transferred to the customer at a point in time. This assessment shall be viewed from a customer’s perspective considering indicators such as transfer of titles and risks, customer acceptance, physical possession, and billing rights. For hardware sale, transfer of control is usually deemed to occur when equipment arrives at the customer site and for software sale, when the licences are made available to the customer. Contractual terms may vary, therefore judgment will be applied when assessing the indicators of transfer of control.

The accounting treatment under previous standards focused on a risk and reward assessment. The Company has identified contracts where the transfer of control under IFRS 15 differs from the previous risk and reward assessment. The resulting impact is a delay in revenue recognition on these contracts, thereby a reduction in equity (before tax effect) of SEK 0.4 billion at transition date (corresponding impact at 1.1.2016 and 31.12.2016 is a reduction in equity (before tax effect) of SEK 0.2 billion and SEK 0.5 billion respectively). Under previous standards revenue was recognized on these contracts when risk of the equipment was transferred at handover points, but the definition of transfer of control in IFRS 15 means that other factors such as billing right and physical possession together indicate that transfer of control occurs at a later point.

Presentation of contract related balances

The new requirement for classification and presentation of contract related balances under IFRS 15 resulted in a separate presentation of the contract asset and contract liability balances. At transition date, contract asset balance, estimated to be SEK 13.1 billion, was presented separately within current assets. Under previous standards these balances have been included within trade receivables as the accounting policy (see Note C1) for 2017 states that trade receivables include amounts where risks and rewards have been transferred to the customer but not yet invoiced. Under IFRS 15, these balances will be presented as contract assets since the Company concluded that they relate to contract assets that are conditional on terms other than only the passage of time before payment of the consideration is due.

At transition date, contract liability balance of SEK 29.1 billion, was presented separately within current liabilities. Under previous standards these balances have been disclosed as deferred revenue within other current liabilities, whereas under IFRS 15 the Company concluded that they meet the definition of contract liability.

The Company has considered the key areas impacted above and implemented the significant changes to the accounting principles, internal processes and internal controls framework to reflect the new revenue recognition model from January 1, 2018.

Impact on Equity, Income statement and Cash flow

The impact of IFRS 15 on equity was SEK –2.6 billion for December 31, 2017, –5.2 billion for December 31, 2016 and SEK –4.4 billion for January 1, 2016. The impact on the income statement also resulted in restated numbers reported by segment and market areas, for more information see Note B1, “Segment information.” The impacts on equity and on the income statement (for years 2016 and 2017) are presented in the tables below.

The impact on cash flow resulted in changes in net income, adjustments to reconcile net income to cash and in various lines in operating net assets. There was no impact on cash flow from operating activities, investing activities or financing activities. The consolidated statement of cash flows has been restated according to IFRS 15.

Impact of IFRS 15 on Equity

	As reported	Impact of IFRS 15	Restated
January 1, 2016	147,366	–4,353	143,013
December 31, 2016	140,492	–5,235	135,257
December 31, 2017	100,176	–2,605	97,571

Impact of IFRS 15 on Income statement items

	As reported	Impact of IFRS 15	Restated
2017
Net sales	201,303	4,075	205,378
Cost of sales	–156,758	–693	–157,451
Gross income	44,545	3,382	47,927
Operating income (loss)	–38,126	3,383	–34,743
Taxes	4,267	–742	3,525
Net income (loss)	–35,063	2,630	–32,433
Earnings per share, basic (SEK)	–10.74	0.80	–9.94
Earnings per share, diluted (SEK)	–10.74	0.80	–9.94
2016
Net sales	222,608	–2,292	220,316
Cost of sales	–156,243	1,181	–155,062
Gross income	66,365	–1,111	65,254
Operating income (loss)	6,299	–1,112	5,187
Taxes	–2,131	249	–1,882
Net income (loss)	1,895	–883	1,012
Earnings per share, basic (SEK)	0.53	–0.27	0.26
Earnings per share, diluted (SEK)	0.52	–0.27	0.25

58 Financials – Notes to the consolidated financial statements	Ericsson Annual Report on Form 20-F 2018

Section B – Business and operations

B1 Segment information

Operating segments

When determining Ericsson’s operating segments, consideration has been given to the financial reporting reviewed by the Chief Operating Decision Maker (CODM). Markets and what type of customers the products and services aim to attract has been considered, as well as the distribution channels they are sold through. Commonality regarding technology, research and development has also been taken into account. To best reflect the business focus and to facilitate comparability with peers, four operating segments are reported;

•	Networks

•	Digital Services

•	Managed Services

•	Emerging Business and Other.

Segment Networks includes mobile radio access networks, transport solutions and site solutions, as well as related services such as network rollout, network tuning and customer support. 82% of the IPR licensing revenues are reported as part of segment Networks.

Segment Digital Services includes products and services for service providers in the areas of BSS, OSS, Cloud Core, Cloud Communication, NFV and Cloud infrastructure. It also includes consulting, learning and testing services. 18% of the IPR licensing revenues are reported as part of segment Digital Services.

Segment Managed Services covers vendor agnostic services to manage service providers networks and includes networks managed services, IT managed services and ADM, and network design and optimization.

Segment Emerging Business and Other includes Emerging Business, iconec-tiv, Red Bee Media and Media Solutions. Emerging Business include investment areas to support service providers in finding new revenues streams, examples being connectivity services and platforms for Internet of Things. iconectiv is an interconnection solution for service providers and enterprises coming from the former Telcordia business.

Market areas

The market areas are the Company’s primary sales channel with the responsibility to sell and deliver customer solutions.

The Company operates worldwide and reports its operations divided into five geographical market areas:

•	Europe and Latin America

•	Middle East and Africa

•	North America

•	North East Asia

•	South East Asia, Oceania and India.

In addition, IPR licensing revenues and the majority of segment Emerging Business and Other are externally reported as market area Other.

Major customers

The Company does not have any customer for which revenues from transactions have exceeded 10% of the Company’s total revenues for the years 2018, 2017 or 2016.

The company derives most of its sales from large, multi-year agreements with a limited number of significant customers. Out of a customer base of more than 500, mainly consisting of network operators, the 10 largest customers accounted for 48% (45%) of net sales. The largest customer accounted for approximately 9% (8%) of net sales in 2018.

For more information, see Risk factors, “Market, Technology and Business Risks.”

Operating segments 2018
	Networks	Digital Services	Managed Services	Emerging Business and Other	Total Segments	Unallocated	Group
Segment sales	138,570	38,089	25,770	8,409	210,838	—	210,838
Net sales	138,570	38,089	25,770	8,409	210,838	—	210,838
Gross income	55,153	8,318	2,886	1,843	68,200	—	68,200
Gross margin (%)	39.8%	21.8%	11.2%	21.9%	32.3%	—	32.3%
Operating income (loss)	19,421	–13,852	1,093	–5,420	1,242	—	1,242
Operating margin (%)	14.0%	–36.4%	4.2%	–64.5%	0.6%	—	0.6%
Financial income							–316
Financial expenses							–2,389

Income after financial items							–1,463
Taxes							–4,813

Net income (loss)							–6,276

Other segment items
Share in earnings of JV and associated companies	28	27	3	—	58	—	58
Amortizations	–830	–2,295	–14	–807	–3,946	—	–3,946
Depreciations	–1,717	–933	–169	–456	–3,275	—	–3,275
Impairment losses	–308	–406	–29	–354	–1,097	—	–1,097
Restructuring expenses	–1,781	–5,366	–276	–592	–8,015	—	–8,015
Gains/losses on sale of investments and operations	–132	–36	–57	—	–225	—	–225

59 Financials – Notes to the consolidated financial statements	Ericsson Annual Report on Form 20-F 2018

Note B1, cont’d.

Operating segments 2017 1)

	Networks	Digital Services	Managed Services	Emerging Business and Other	Total Segments	Unallocated	Group
Segment sales	132,285	38,752	26,472	7,869	205,378	—	205,378
Net sales	132,285	38,752	26,472	7,869	205,378	—	205,378
Gross income	43,428	4,698	–1,574	1,375	47,927	—	47,927
Gross margin (%)	32.8%	12.1%	–5.9%	17.5%	23.3%	—	23.3%
Operating income (loss)	10,455	–27,282	–4,089	–13,827	–34,743	—	–34,743
Operating margin (%)	7.9%	–70.4%	–15.4%	–175.7%	–16.9%	—	–16.9%
Financial income							–372
Financial expenses							–843

Income after financial items							–35,958
Taxes							3,525

Net income (loss)							–32,433

Other segment items
Share in earnings of JV and associated companies	22	8	–6	—	24	—	24
Amortizations	–1,104	–2,465	–14	–765	–4,348	—	–4,348
Depreciations	–1,883	–1,268	–193	–759	–4,103	—	–4,103
Impairment losses	–1,413	–9,349	–108	–8,571	–19,441	—	–19,441
Restructuring expenses	–4,828	–2,513	–675	–485	–8,501	—	–8,501
Gains/losses on sale of investments and operations	316	–56	1	–67	194	—	194

1) 2017 is restated due to implementation of IFRS 15 “Revenue from Contracts with Customers,”, for more information see Note A3, “Changes in accounting policies.”

Operating segments 2016 1)
	Networks	Digital Services	Managed Services	Emerging Business and Other	Total Segments	Unallocated	Group
Segment sales	140,076	42,774	28,780	8,686	220,316	—	220,316
Net sales	140,076	42,774	28,780	8,686	220,316	—	220,316
Gross income	46,193	15,603	1,244	2,214	65,254	—	65,254
Gross margin (%)	33.2%	35.0%	4.0%	25.5%	29.6%	—	29.6%
Operating income	16,669	–7,146	–326	–4,010	5,187	—	5,187
Operating margin (%)	11.9%	–15.3%	–1.7%	–46.2%	2.4%	—	2.4%
Financial income							–135
Financial expenses							–2,158

Income after financial items							2,894
Taxes							–1,882

Net income							1,012

Other segment items
Share in earnings of JV and associated companies	11	22	—	–2	31	—	31
Amortizations	–1,526	–1,923	–18	–998	–4,465	—	–4,465
Depreciations	–2,532	–1,061	–341	–487	–4,421	—	–4,421
Impairment losses	–90	–38	–12	–101	–241	—	–241
Reversals of impairment losses	5	2	1	—	8	—	8
Restructuring expenses	–3,413	–3,176	–382	–596	–7,567	—	–7,567
Gains/losses on sale of investments and operations	72	27	18	6	123	—	123

1) 2016 is restated due to implementation of IFRS 15 “Revenue from Contracts with Customers,” for more information see Note A3, “Changes in accounting policies.”

60 Financials – Notes to the consolidated financial statements	Ericsson Annual Report on Form 20-F 2018

Note B1, cont’d.

Market area 2018

	Net sales					Non-current assets 5)
	Networks	Digital Services	Managed Services	Emerging Business and Other	Total	Total
South East Asia, Oceania & India	21,337	4,824	3,388	40	29,589	445
North East Asia 4)	15,915	4,849	1,465	80	22,309	1,833
North America 3)	46,452	8,358	3,680	96	58,586	9,397
Europe & Latin America 1) 2)	34,413	12,339	13,207	313	60,272	39,481
Middle East & Africa	13,300	6,284	4,030	15	23,629	50
Other 1) 2) 3) 4) 6)	7,153	1,435	—	7,865	16,453	—

Total	138,570	38,089	25,770	8,409	210,838	51,206
1) Of which in Sweden 6)					2 315	34,434
2) Of which in EU 6)					35 941	38,423
3) Of which in the United States 6)					61 446	8,349
4) Of which in China 6)					14 601	1,525

5)	Total non-current assets excluding financial instruments, deferred tax assets, and post-employment benefit assets.
6)	Including IPR licensing revenue reported under Other above.

Market area 2017 5)
	Net sales					Non-current assets 6)
	Networks	Digital Services	Managed Services	Emerging Business and Other	Total	Total
South East Asia, Oceania & India	23,367	4,755	3,216	8	31,346	512
North East Asia 4)	16,239	5,463	1,867	14	23,583	1,516
North America 3)	40,645	8,035	3,207	114	52,001	8,387
Europe & Latin America 1) 2)	30,236	12,147	14,138	280	56,801	39,559
Middle East & Africa	14,075	6,800	4,044	46	24,965	63
Other 1) 2) 3) 4) 7)	7,723	1,552	—	7,407	16,682	—

Total	132,285	38,752	26,472	7,869	205,378	50,037
1) Of which in Sweden 7)					3,334	34,381
2) Of which in EU 7)					36,472	37,895
3) Of which in the United States 7)					54,694	7,092
4) Of which in China 7)					14,983	1,123

5)	2017 is restated due to implementation of IFRS 15 “Revenue from Contracts with Customers,” for more information see Note A3, “Changes in accounting policies.”
6)	Total non-current assets excluding financial instruments, deferred tax assets, and post-employment benefit assets.
7)	Including IPR licensing revenue reported under Other above.

Market area 2016 5)

	Net sales					Non-current assets 6)
	Networks	Digital Services	Managed Services	Emerging Business and Other	Total	Non-current assets
South East Asia, Oceania & India	23,741	4,356	3,355	5	31,457	690
North East Asia 4)	18,694	6,777	1,513	9	26,993	1,556
North America 3)	37,863	7,986	6,017	85	51,951	14,650
Europe & Latin America 1) 2)	34,179	14,584	13,620	110	62,493	59,737
Middle East & Africa	16,108	6,987	4,275	2	27,372	86
Other 1) 2) 3) 4) 7)	9,491	2,084	—	8,475	20,050	—

Total	140,076	42,774	28,780	8,686	220,316	76,719
1) Of which in Sweden 7)					3,365	53,111
2) Of which in EU 7)					38,783	57,759
3) Of which in the United States 7)					56,332	11,053
4) Of which in China 7)					18,886	530

5)	2016 is restated due to implementation of IFRS 15 “Revenue from Contracts with Customers,” for more information see Note A3, “Changes in accounting policies.”
6)	Total non-current assets excluding financial instruments, deferred tax assets, and post-employment benefit assets.
7)	Including IPR licensing revenue reported under Other above.

61 Financials – Notes to the consolidated financial statements	Ericsson Annual Report on Form 20-F 2018

B2 Net sales

Net sales

	2018	2017 1)	2016 1)
Hardware	76,792	70,862	72,675
Software	44,633	43,896	49,096
Services	89,413	90,620	98,545

Net sales	210,838	205,378	220,316
Of which IPR licensing revenues	7,954	8,250	10,256
Export sales from Sweden	109,969	87,463	105,552

1)	2017 and 2016 are restated due to implementation of IFRS 15 “Revenue from Contracts with Customers,” for more information see Note A3, “Changes in accounting policies.”

B3 Expenses by nature

Expenses by nature

	2018	2017 1)	2016 1)
Goods and services	135,554	128,180	133,809
Employee remuneration	67,161	76,502	77,774
Amortization and depreciation	7,221	8,451	8,886
Impairments, obsolescence allowances and revaluation	3,470	11,531	1,325
Financial expenses	2,389	843	2,158
Taxes	4,813	–3,525	1,882

Expenses incurred	220,608	221,982	225,834
Inventory increase/decrease (–/+)2)	–2,995	4,794	–1,748
Additions to capitalized development	–925	–1,444	–4,483

Expenses charged to the income statement	216,688	225,332	219,603

1)	2017 and 2016 are restated due to implementation of IFRS 15 “Revenue from Contracts with Customers,” for more information see Note A3, “Changes in accounting policies.”
2)	The inventory changes are based on changes of net inventory values.

Total restructuring charges in 2018 were SEK 8.0 (8.5) billion and were primarely related to the completed cost reduction program initiated in 2017 and costs of SEK –3.1 billion related to revised BSS strategy. Restructuring charges in 2017 included mainly severence cost and the write-down of SEK –1.3 billion of the ICT center in Canada. Restructuring charges are included in the expenses presented above.

Restructuring charges by function

	2018	2017	2016
Cost of sales	5,938	5,242	3,475
R&D expenses	1,293	2,307	2,739
Selling and administrative expenses	784	952	1,353

Total restructuring charges	8,015	8,501	7,567

B4 Other operating income and expenses

Other operating income and expenses

	2018	2017	2016
Other operating income
Gains on sales of intangible assets and PP&E	30	47	423
Gains on sales of investments and operations 1)	105	324	219
Other operating revenues	362	783	1,345

Total other operating income	497	1,154	1,987
Other operating expenses
Losses on sales of intangible assets and PP&E	–17	–74	–509
Losses on sales of investments and operations 1)	–330	–130	–96
Write-down of goodwill 2)	–275	–12,966	—
Other operating expenses 3)	–43	–115	–979

Total other operating expenses	–665	–13,285	–1,584

1)	Includes divestments presented in Note E2, “Business combinations.”
2)	For more information about the write-down of goodwill, see Note C1, “Intangible assets.”
3)	Includes revaluation of cash flow hedges of SEK 0 billion (SEK 0 billion in 2017 and SEK –0.9 billion in 2016) partly offset by result from trading activities.

B5 Inventories

Inventories

	2018	2017 1)
Raw materials, components, consumables and manufacturing work in progress	7,484	4,015
Finished products and goods for resale	9,667	9,273
Contract work in progress	12,104	12,259

Inventories, net	29,255	25,547

1)	2017 is restated due to implementation of IFRS 15 “Revenue from Contracts with Customers,” for more information see Note A3, “Changes in accounting policies.”

The amount of inventories, excluding contract work in progress, recognized as expense and included in Cost of sales was SEK 55,632 (58,901) million.

Contract work in progress consists of costs incurred to date on standard and customised solutions where the performance obligations are yet to be fully delivered. These costs will be recognised as cost of sales when the related revenue is recognised in the Income statement.

Reported amounts are net of obsolescence allowances of SEK 2,611 (2,425) million.

Movements in obsolescence allowances

	2018	2017	2016
Opening balance	2,425	2,412	2,555
Additions, net	1,079	1,319	725
Utilization	–987	–1,210	–981
Translation differences	94	–91	113
Balances regarding acquired/divested businesses	—	–5	—

Closing balance	2,611	2,425	2,412

B6 Customer contract related balances

Trade receivables, customer finance, contract assets and contract liabilities

	2018	2017 1)
Customer finance credits	2,884	3,931
Trade receivables	51,172	48,105
Contract assets	13,178	13,120
Contract liabilities	29,348	29,076

1)	2017 is restated due to implementation of IFRS 15 “Revenue from Contracts with Customers,” for more information see Note A3, “Changes in accounting policies.”

Total trade receivables include SEK 140 (58) million balance relating to associated companies and joint ventures.

Of the total Customer finance credits balance, SEK 1,704 (1,753) million is current.

Revenue recognized in the period

	2018	2017
Revenue recognized in the year relating to the opening contract liability balance	22,447	17,509
Revenue recognized relating to performance obligations satisfied in prior financial periods	–1,148	–1,035

Revenue recognised in 2018 and 2017 relating to performance obligations satisfied or partially satisfied in prior financial periods is a net adjustment that relates to contract modifications, retrospective price adjustments, settlement and adjustments to variable consideration based on actual measurements concluded in the year.

Transaction price allocated to the remaining performance obligations

62 Financials – Notes to the consolidated financial statements	Ericsson Annual Report on Form 20-F 2018

Note B6, cont’d.

2018
Aggregate amount of transaction price allocated to unsatisfied or partially satisfied performance obligations	104,519

The company expects to recognize approximately 80% of the transaction price allocated to the remaining performance obligations as revenue in 2019 and the remaining 20% as revenue in 2020.

For all reporting periods prior to the transition date, the Company has elected the practical expedient not to disclose the amount of the transaction price allocated to the remaining performance obligations and an explanation of when the entity expects to recognise the amount as revenue.

For information about credit risk and impairment of customer contract related balances, see Note F1, “Financial risk management.”

B7 Other current receivables

Other current receivables

	2018	2017
Prepaid expenses	2,101	2,546
Advance payments to suppliers	269	338
Derivatives with a positive value 1)	403	1,207
Taxes	16,862	15,291
Other	1,209	2,919

Total	20,844	22,301

1)	See also Note F1, “Financial risk management.”

B8 Trade payables

Trade payables

	2018	2017
Trade payables to associated companies and joint ventures	293	286
Trade payables, excluding associated companies and joint ventures	29,590	26,034

Total	29,883	26,320

B9 Other current liabilities

Other current liabilities

	2018	2017 1)
Accrued interest	656	383
Accrued expenses	32,258	29,196
Of which employee-related	12,774	8,935
Of which supplier-related	10,920	10,491
Of which other 2)	8,564	9,770
Derivatives with a negative value 3)	887	926
Other 4)	5,090	4,800

Total	38,891	35,305

1)	2017 is restated due to implementation of IFRS 15 “Revenue from Contracts with Customers,” for more information see Note A3, “Changes in accounting policies.”
2)	Major balance relates to accrued expenses for customer projects.
3)	See Note F1, “Financial risk management.”
4)	Includes items such as VAT and withholding tax payables and other payroll deductions, and liabilities for goods received where the related invoice has not yet been received.

Section C – Long-term assets

C1 Intangible assets

Intangible assets 2018

	Capitalized development expenses	Goodwill	IPR1), brands and other intangible assets
Cost
Opening balance	22,731	40,799	55,932
Acquisitions/capitalization	925	—	28
Balances regarding acquired/divested businesses 2)	—	911	451
Sales/disposals	–1,468	—	–41
Reclassification 3)	1,505	—	—
Translation difference	26	1,584	1,731

Closing balance	23,719	43,294	58,101
Accumulated amortizations
Opening balance	–13,677	—	–44,434
Amortizations	–2,559	—	–1,387
Sales/disposals	1,468	—	41
Translation difference	—	—	–1,497

Closing balance	–14,768	—	–47,277
Accumulated impairment losses
Opening balance	–4,460	–12,984	–7,350
Impairment losses	–254	–275	—

Closing balance	–4,714	–13,259	–7,350

Net carrying value	4,237	30,035	3,474

1)	Intellectual property rights.
2)	For more information on acquired/divested businesses, see Note E2, “Business combinations.”
3)	Reclassification from inventory.

63 Financials – Notes to the consolidated financial statements	Ericsson Annual Report on Form 20-F 2018

Note C1, cont’d.

Intangible assets 2017

	Capitalized development expenses	Goodwill	IPR1), brands and other intangible assets
Cost
Opening balance	22,306	43,405	57,340
Acquisitions/capitalization	1,444	—	336
Balances regarding acquired/divested businesses 2)	—	–122	101
Sales/disposals	–1,019	—	–152
Translation difference	—	–2,484	–1,693

Closing balance	22,731	40,799	55,932
Accumulated amortizations
Opening balance	–12,015	—	–44,262
Amortizations	–2,681	—	–1,667
Sales/disposals	1,019	—	152
Translation difference	—	—	1,343

Closing balance	–13,677	—	–44,434
Accumulated impairment losses
Opening balance	–2,215	–18	–5,331
Impairment losses	–2,245	–12,966	–2,019

Closing balance	–4,460	–12,984	–7,350

Net carrying value	4,593	27,815	4,148

1)	Intellectual property rights.
2)	For more information on acquired/divested businesses, see Note E2, “Business combinations.”

The total goodwill for the Company is SEK 30.0 (27.8) billion and is allocated to the operating segments Networks, with SEK 25.7 billion, Digital Services, with SEK 3.1 billion and segment Emerging Business and Other, with SEK 1.2 billion. Segment Managed Services does not carry goodwill. More information is disclosed in Note B1, “Segment information.”

Write-down during 2018

In Digital Services there was an impairment write-down of SEK 0.3 billion related to capitalized development expenses triggered by a change in the Business Support System (BSS) strategy, which is reported on line item Research and development expenses. In segment Emerging Business and Other for the Cash Generating Unit, CGU, Edge Gravity there was a goodwill impairment write-down of SEK 0.3 billion triggered by a change in business strategy, which is reported on line item Other operating expenses. There is no remaining goodwill for this CGU.

Write-down during 2017

The impairment write-down of SEK 13.0 billion was triggered by the focused business strategy and the new organizational structure implemented and externally communicated during the year. In Digital Services the strategy was shifted from a services-lead to a product-lead strategy, and actions include accelerating the introduction of the new products, streamlining the services organization and tightening the contract scoping as the sales of legacy products and related services decline in 2017. For the Media Business strategic opportunities was explored. These changes have significantly impacted the approved business plans and have had a significant impact on the estimated future cash flows used for calculating the recoverable amounts.

Goodwill allocation

The goodwill allocation has not changed since last year when a reallocation of goodwill was made between the different Cash Generating Units, CGUs. The goodwill increase during the year through acquisitions has been allocated to CGU Digital Services and CGU EMODO, within segment Emerging Business and Other.

Impairment tests

Each operating segment is a CGU, except for segment Emerging Business and Other which consists of five CGUs. The value in use method has been used for goodwill impairment testing, which means that the recoverable amounts for CGUs are established as the present value of expected future cash flows based on five-year business plans approved by management. Except for one CGU within segment Emerging Business and Other, where fair value less cost of disposal has been used.

Estimation of future cash flows includes assumptions mainly for the following key financial parameters:

•	Sales growth

•	Development of operating income (based on operating margin or cost of goods sold and operating expenses relative to sales)

•	Related development of working capital and capital expenditure requirements.

The assumptions regarding industry-specific market drivers and market growth are based on industry sources as input to the projections made within the Company for the development 2019–2023 for key industry parameters:

•	By 2023, less than 35 years after the introduction of digital mobile technology, it is predicted that there will be 8.8 billion mobile subscriptions.

•	The number of mobile subscriptions is estimated to grow from around 8.0 billion by the end of 2018 to around 8.8 billion by the end of 2023. Out of all mobile subscriptions, 6.9 billion will be associated with a smartphone. The number of 5G subscriptions is forecasted to reach 1 billion by the end of 2023.

•	By 2023, over 30 billion connected devices are forecasted, of which around 20 billion will be related to Internet of Things, IoT. Connected IoT devices include connected cars, machines, meters, sensors, point-of-sale terminals, consumer electronics and wearables.

•	Mobile data traffic volume is estimated to increase by around four times in the period 2018–2023. The mobile traffic is driven by smartphone users and video traffic. Smartphone traffic will grow by around four times, and mobile video traffic is forecast to grow by around 40% annually through 2023 to account for approximately 75% of all mobile data traffic.

The assumptions are also based upon information gathered in the Company’s long-term strategy process, including assessments of new technology, the Company’s competitive position and new types of business and customers, driven by the continued integration of telecom and data.

For the value in use method the impairment testing is based on specific estimates for the first five years and with a reduction of nominal annual growth rate to an average GDP growth of 1% (1%) per year thereafter. An after-tax discount rate of 8.8% (8.5%) has been applied for the discounting of projected after-tax cash flows. The same rate has been applied for all CGUs,

64 Financials – Notes to the consolidated financial statements	Ericsson Annual Report on Form 20-F 2018

Note C1, cont’d.

since there is a high degree of integration between them. In addition, when a reasonably higher discount rate of 11.5% has been applied in the impairment tests headroom is positive for all CGUs using this method.

For the CGU Media Solutions the fair value less cost of disposal method has been used, which has been classified as level 3 in the fair value hierarchy.

The Company’s discounting is based on after-tax future cash flows and after-tax discount rates. This discounting is not materially different from a discounting based on before-tax future cash flows and before-tax discount rates, as required by IFRS. In Note A1, “Significant accounting policies,” and Note A2, “Critical accounting estimates and judgments,” further disclosures are given regarding goodwill impairment testing. The assumptions for 2017 are disclosed in Note C10, “Intangible assets” in the Annual Report of 2017.

C2 Property, plant and equipment

Property, plant and equipment 2018

	Real estate	Machinery and other technical assets	Other equipment, tools and installations	Construction in progress and advance payments	Total
Cost
Opening balance	6,510	3,819	30,614	1,608	42,551
Additions	11	124	1,976	1,864	3,975
Balances regarding acquired/divested businesses	—	–11	–116	—	–127
Sales/disposals	–484	–649	–2,430	–332	–3,895
Reclassifications	566	8	1,707	–2,281	—
Translation difference	241	81	718	12	1,052

Closing balance	6,844	3,372	32,469	871	43,556
Accumulated depreciation
Opening balance	–3,529	–3,288	–21,552	—	–28,369
Depreciations	–425	–211	–2,639	—	–3,275
Balances regarding divested businesses	—	5	71	—	76
Sales/disposals	393	615	1,911	—	2,919
Reclassification	—	1	–1	—	—
Translation difference	–142	–70	–559	—	–771

Closing balance	–3,703	–2,948	–22,769	—	–29,420
Accumulated impairment losses
Opening balance	–241	–64	–1,020	—	–1,325
Impairment losses	–119	–22	–427	—	–568
Sales/disposals	78	20	557	—	655
Translation difference	–10	—	–39	—	–49

Closing balance	–292	–66	–929	—	–1,287

Net carrying value	2,849	358	8,771	871	12,849

Contractual commitments for the acquisition of property, plant and equipment as per December 31, 2018, amounted to SEK 366 (350) million.

In 2018 impairment losses have been made of SEK 0.6 (2.2) billion, where SEK 1.2 billion in 2017 were related to the divest and sale of the ICT center in Canada, as rapid technology development allows the Company to consolidate test activities to the two remaining centers in Sweden. The impairment loss of SEK 0.6 (2.2) billion by segment was Networks SEK 0.3 (1.0) billion, Digital Services SEK 0.2 (0.7) billion, Managed Services SEK 0.0 (0.1) billion and Emerging Business and Other SEK 0.0 (0.4) billion.

65 Financials – Notes to the consolidated financial statements	Ericsson Annual Report on Form 20-F 2018

Note C2, cont’d.

Property, plant and equipment 2017

	Real estate	Machinery and other technical assets	Other equipment, tools and installations	Construction in progress and advance payments	Total
Cost
Opening balance	7,132	4,286	33,134	2,648	47,200
Additions	150	183	1,317	2,227	3,877
Balances regarding acquired/divested businesses	–9	–134	–12	—	–155
Sales/disposals	–1,323	–457	–5,387	–185	–7,352
Reclassifications	757	56	2,226	–3,039	—
Translation difference	–197	–115	–664	–43	–1,019

Closing balance	6,510	3,819	30,614	1,608	42,551
Accumulated depreciation
Opening balance 1)	–3,528	–3,629	–22,951	—	–30,108
Depreciations	–458	–279	–3,366	—	–4,103
Balances regarding divested businesses	9	85	11	—	105
Sales/disposals	349	442	4,263	—	5,054
Translation difference	99	93	491	—	683

Closing balance	–3,529	–3,288	–21,552	—	–28,369
Accumulated impairment losses
Opening balance 1)	–144	–25	–189	—	–358
Impairment losses	–297	–42	–1,872	—	–2,211
Sales/disposals	200	4	1,050	—	1,254
Translation difference	—	–1	–9	—	–10

Closing balance	–241	–64	–1,020	—	–1,325

Net carrying value	2,740	467	8,042	1,608	12,857

1)

The opening balances have been reclassified compared to the Annual Report 2017 between accumulated depreciation and accumulated impairment losses with an amount of SEK 233 million. The total accumulated depreciation changed from SEK –30,341 to –30,108 million and the total accumulated impairment losses changed from SEK –125 to –358 million. The amount is divided between the different categories with SEK 101 million on Real estate, SEK 22 million on Machinery and other technical assets, and SEK 110 million on Other equipment, tools and installations. Based on IAS 1 this reclassification is considered not to be material and have had no impact on the financial statements.

C3 Leasing

Due to replacement of former lease contract with operating lease contract the Company has from 2016 no finance leases.

As of December 31, 2018, future minimum lease payment obligations were distributed as follows:

Future minimum lease payment obligations
Operating leases
2019	3,088
2020	2,603
2021	2,126
2022	1,311
2023	1,033
2024 and later	3,208

Total	13,369

Expenses in 2018 for leasing of assets were SEK 4,100 (4,194) million, of which variable expenses comprised SEK 125 (101) million. The leasing contracts vary in length from 1 to 13 years.

The Company’s lease agreements normally do not include any contingent rents. In the few cases they occur, they relate to charges for heating linked to the oil price index. Most of the leases of real estate contain terms of renewal, giving the Company the right to prolong the agreement in question for a predefined period of time.

Leases with the Company as lessor

Leasing income relates to subleasing of real estate as well as equipment provided to customers under leasing arrangements. These leasing contracts vary in length from 1 to 15 years.

At December 31, 2018, future minimum payment receivables were distributed as follows:

Future minimum payment receivables
Operating leases
2019	105
2020	100
2021	101
2022	98
2023	97
2024 and later	104

Total	605

Leasing income in 2018 was SEK 96 (44) million.

66 Financials – Notes to the consolidated financial statements	Ericsson Annual Report on Form 20-F 2018

Section D – Obligations

D1 Provisions

Provisions
	Restructuring	Customer related	Suppliers related	Warranty	Other	Total
2018
Opening balance	4,043	2,642	1,613	158	1,423	9,879
Additions	3,539	8,532	214	401	1,024	13,710
Reversal of excess amounts	–408	–236	–15	–20	–46	–725
Negative effect on Income statement						12,985
Utilization/Cash out	–4.148	–1,979	–264	–257	–287	–6,935
Reclassifications	120	—	10	72	–112	90
Translation difference	163	–43	1	9	–141	–11

Closing balance	3,309	8,916	1,559	363	1,861	16,008

2017 1)
Opening balance	4,163	74	134	211	1,738	6,320
Additions	5,448	4,105	1,885	242	799	12,479
Reversal of excess amounts	–207	—	–90	–2	–63	–362
Negative effect on Income statement						12,117
Utilization/Cash out	–5,327	–1,532	–262	–267	–833	–8,221
Reclassifications	1	–10	–50	–25	–59	–143
Translation difference	–35	5	–4	–1	–159	–194

Closing balance	4,043	2,642	1,613	158	1,423	9,879

1)	2017 is restated due to implementation of IFRS 15 “Revenue from Contracts with Customers,” for more information see Note A3, “Changes in accounting policies.”

Provisions will fluctuate over time depending on business mix, market mix and technology shifts. Risk assessment in the ongoing business is performed monthly to identify the need for new additions and reversals. During certain years the Company undertakes restructuring activities that may require recognition of provisions. Management uses its best judgment to estimate provisions based on this assessment. Under certain circumstances, provisions are no longer required due to outcomes being more favorable than anticipated, which affect the provisions balance as a reversal. In other cases, the outcome can be negative, and if so, a charge is recorded in the income statement.

For 2018, new or additional provisions amounting to SEK 13.7 billion were made, and SEK 0.7 billion of provisions were reversed. The actual cash outlays for 2018 were SEK 6.9 billion compared with the estimated SEK 6.0 billion. The expected total cash outlays in 2019 are approximately SEK 10.0 billion.

Of the total provisions, SEK 5.5 (3.6) billion is classified as non-current. For more information, see Note A1, “Significant accounting policies” and Note A2, “Critical accounting estimates and judgments.”

Restructuring provisions

In 2018, SEK 3.5 billion in provisions were made and SEK 0.4 billion were reversed due to a more favorable outcome than expected. The scope of the structural efficiency measures involves service delivery, supply and manufacturing, R&D and Selling and administrative expenses. The cash outlays for restructuring provisions were SEK 4.1 billion for the full-year, compared with the expected SEK 3.0 billion. The cash outlays for the full-year also includes provisions identified and paid out during 2018. The cash outlays for 2019 for these provisions are estimated to total approximately SEK 2.1 billion.

Customer related

Customer related provision consists of provision for onerous customer contracts. During 2018, new provisions amounting to SEK 8.5 billion were made for onerous customer contracts where it is probable that expected costs will exceed revenue for the remaining duration of the contracts. SEK 5.9 billion of this amount relates to the reshape of BSS business, where SEK 3.1 billion is treated as restructuring charges in the income statement. The cash outlays were SEK 2.0 billion in 2018 compared to the estimated of SEK 1.9 billion. For 2019, the cash outlays for these provisions are estimated to total approximately SEK 6.0 billion.

Supplier related

Supplier related provisions include provision for supplier claims/guarantees. During 2018, new provisions amounting to SEK 0.2 billion were made and SEK 0.0 billion were reversed due to more favorable outcome. The cash outlays were SEK 0.3 billion in 2018 compared to the estimated of SEK 0.2 billion. For 2019, the cash outlays for this provision is estimated to total approximately SEK 0.9 billion.

Warranty provisions

Warranty provisions are based on historic quality rates for established products as well as estimates regarding quality rates for new products and costs to remedy the various types of faults predicted. These provisions do not include costs for service in additions within customer contracts that are accounted for as separate performance obligations. Provisions amounting to SEK 0.4 billion were made. The actual cash outlays for 2018 were SEK 0.3 billion, compared to the expected SEK 0.2 billion. The cash outlays of warranty provisions during year 2019 are estimated to total approximately SEK 0.3 billion.

Other provisions

Other provisions include provisions for tax issues, litigations, excess premises and other. During 2018, new provisions amounting to SEK 1.0 billion were made and SEK 0.0 billion were reversed due to a more favorable outcome. The cash outlays were SEK 0.3 billion in 2018 compared to the estimate of SEK 0.7 billion. For 2019, the cash outlays for other provisions are estimated to total approximately SEK 0.6 billion.

67 Financials – Notes to the consolidated financial statements	Ericsson Annual Report on Form 20-F 2018

D2 Contingent liabilities

Contingent liabilities

	2018	2017
Contingent liabilities	1,638	1,561

Total	1,638	1,561

Contingent liabilities assumed by the Company include guarantees of loans to other companies of SEK 26 (24) million. Ericsson has SEK 0 (0) million issued to guarantee the performance of a third-party.

All ongoing legal and tax proceedings have been evaluated, their potential economic outflows and probability estimated and necessary provisions made. In Note A2, “Critical Accounting Estimates and Judgments,” further disclosure is presented in relation to (i) key sources of estimation uncertainty and (ii) the decision made in relation to accounting policies applied.

Financial guarantees for third-parties amounted to SEK 42 (80) million as of December 31, 2018. The maturity date for the majority of the issued guarantees occurs in 2020 at the latest.

The Company has been voluntarily cooperating since 2013 with an investigation by the United States Securitiesand Exchange Commission (SEC) and, since 2015, with an investigation by the United States Department of Justice (DOJ) into Ericsson’s compliance with the U.S. Foreign Corrupt Practices Act (FCPA). The Company has identified facts that are relevant to the investigations. These facts have been shared with the authorities by the Company. The Company continues to cooperate with the SEC and the DOJ and is engaged in discussions with them to find a resolution. While the length of these discussions cannot be determined, based on the facts that the Company has shared with the authorities, it believes that the resolution of these matters will likely result in monetary and other measures, the magnitude of which cannot be estimated currently but may be material.

In April 2018, the Company, the present President and CEO and the Chief Financial Officer of Ericsson as well as three former executives were named defendants in a putative class action filed in the United States District Court for the Southern District of New York. The complaint alleges violations of United States securities laws, principally in connection with service revenues and recognition of expenses on long-term service projects. In December 2018 Ericsson filed a motion to dismiss the complaint. In January 2019, the plaintiff filed an amended complaint which Ericsson is currently evaluating.

2017, IV filed additional lawsuits in the Eastern District of Texas accusing Ericsson and some of Ericsson’s U.S customers of infringing 10 U.S. Patents. In February 2019, a jury awarded IV damages of USD 43 million in one of those lawsuits. Ericsson disagrees with the jury’s verdict and intends to appeal. Separately, the Patent Trial and Appeal Board has instituted review of the patents that were the subject of the February 2019 trial, following its findings that there is a reasonable likelihood that those patents are unpatentable. The next case is currently set to go to trial in May 2019.

D3 Assets pledged as collateral

Assets pledged as collateral

	2018	2017
Chattel mortgages 1)	5,328	4,740
Bank deposits	353	475

Total	5,681	5,215

1)	See also Note G1, “Post-Employment benefits.”

D4 Contractual obligations

Contractual obligations 2018

	Payment due by period
SEK billion	<1 year	1–3 years	3–5 years	>5 years	Total
Current and non-current debt 1) 2)	2.3	14.0	11.2	6.6	34.1
Operating leases 3)	3.1	4.8	2.3	3.2	13.4
Other non-current liabilities	0.4	2.5	0.1	1.3	4.3
Purchase obligations 4)	5.7	1.9	0.1	—	7.7
Trade payables	29.9	—	—	—	29.9
Commitments for customer finance 5)	30.3	—	—	—	30.3

Total	71.7	23.2	13.7	11.1	119.7

1)	Including interest payments, see also Note F2, “Financial income and expenses.”
2)	See also Note F4, “Interest-bearing liabilities.”
3)	See also Note C3, “Leasing.”
4)	The amounts of purchase obligations are gross, before deduction of any related provisions.
5)	See also Note F1, “Financial risk management.”

For information about financial guarantees, see Note D2, “Contingent liabilities.”

68 Financials – Notes to the consolidated financial statements	Ericsson Annual Report on Form 20-F 2018

Section E – Group structure

E1 Equity

Capital stock 2018

Capital stock at December 31, 2018, consisted of the following:

Capital stock

Parent Company	Number of shares	Capital stock (SEK million)
Class A shares	261,755,983	1,309
Class B shares	3,072,395,752	15,363

Total	3,334,151,735	16,672

The capital stock of the Parent Company is divided into two classes: Class A shares (quota value SEK 5.00) and Class B shares (quota value SEK 5.00). Both classes have the same rights of participation in the net assets and earnings. Class A shares, however, are entitled to one vote per share while Class B shares are entitled to one tenth of one vote per share.

At December 31, 2018, the total number of treasury shares was 37,057,039 (50,265,499 in 2017 and 62,192,390 in 2016) Class B shares.

Reconciliation of number of shares

	Number of shares	Capital stock (SEK million)
Number of shares Jan 1, 2018	3,334,151,735	16,672
Number of shares Dec 31, 2018	3,334,151,735	16,672

For further information about the number of shares, see the chapter Share information.

Dividend proposal

The Board of Directors will propose to the Annual General Meeting 2019 a dividend of SEK 1.00 per share (SEK 1.00 in 2017 and SEK 1.00 in 2016).

Additional paid in capital

This relates to payments made by owners and includes share premiums paid.

Retained earnings

Retained earnings, including net income for the year, comprise the earned profits of the Parent Company and its share of net income in subsidiaries, joint ventures and associated companies. Retained earnings also include:

Remeasurements related to post-employment benefits

Actuarial gains and losses resulting from experience-based events and changes in actuarial assumptions, fluctuations in the effect of the asset ceiling, and adjustments related to the Swedish special payroll taxes.

Revaluation of other investments in shares and participations

The fair value reserve comprises the cumulative net change in the fair value of available-for-sale financial assets.

Cumulative translation adjustments

The cumulative translation adjustments comprise all foreign currency differences arising from the translation of the financial statements of foreign operations and changes regarding revaluation of excess value in local currency as well as from the translation of liabilities that hedge the Company’s net investment in foreign subsidiaries.

Non-controlling interests

Equity in a subsidiary not attributable, directly or indirectly, to a parent.

E2 Business combinations

Acquisitions and divestments

Acquisitions

Acquisitions 2016–2018

	2018	2017	2016
Total consideration, including cash	1,314	62	920
Net assets acquired
Cash and cash equivalents	94	—	139
Property, plant and equipment	4	12	19
Intangible assets	481	101	817
Investments in associates	64	—	—
Other assets	254	1	290
Other liabilities	–494	25	–290

Total identifiable net assets	403	139	975
Goodwill 1)	911	–77	–55

Total	1,314	62	920

Acquisition-related costs 2)	24	49	4

1)	Of which SEK 911 (0) million was acquired goodwill and SEK 0 (–77) million refers to a reclassification when the preliminary purchase price allocations were finalized between the years.
2)	Acquisition-related costs are included in Selling and administrative expenses in the consolidated income statement.

In 2018, Ericsson made acquisitions with a negative cash flow effect amounting to SEK 1.220 (62) million. The acquisitions presented below are not material, but the Company gives the information to provide the reader a summarized view of the content of the acquisitions made. The acquisitions consist primarily of:

CENX: On September 14, 2018, the Company acquired 100% of the shares in CENX, a US-based service assurance technology company with approximately 185 employees. CENX’s cloud-native service assurance and automation capability strengthens Ericsson’s position as a leading player in the OSS and Managed Services markets. Balances to facilitate the Purchase price allocation are preliminary.

VidScale: On April 4, 2018, the company acquired 100% of the shares in VidScale, a company providing cloud-based Content Delivery Network (CDN) solutions. Balances to facilitate the Purchase price allocation are final.

Placecast: On February 13, 2018, the Company acquired 100% of the shares in Placecast. The company is a location intelligence platform that leverages deterministic carrier data to deliver better audience, verification, and insight solutions. It fits into the EMODO business which Ericsson is building up. Balances to facilitate the Purchase price allocation are final.

In order to finalize a Purchase price allocation all relevant information needs to be in place. Examples of such information are final consideration and final opening balances, they may remain preliminary for a period of time due to for example adjustments of working capital, tax items or decisions from local authorities.

69 Financials – Notes to the consolidated financial statements	Ericsson Annual Report on Form 20-F 2018

Note E2, cont’d.

Divestments

Divestments 2016–2018
	2018	2017	2016
Proceeds	226	459	25
Net assets disposed of
Property, plant and equipment	55	62	36
Investments in joint ventures and associated companies	114	—	15
Intangible assets	30	—	—
Goodwill	—	45	—
Other assets	809	219	5
Provisions, incl. post-employement benefits	–43	—	—
Other liabilities	–571	–180	–114

Total net assets	394	146	–58
Net gains/losses from divestments	–168	313	83

Cash flow effect	226	459	25

In 2018, the Company made divestments with a cash flow effect amounting to SEK 226 (459) million. The divestments consist primarily of:

Ericsson Local Services AB (LSS): The divestment of LSS to Transtema Group was concluded on August 31, 2018. Transtema Group AB acquired all assets and continue the operation with the existing approximately 700 employees.

Excellence Field Factory: In June, a divestment of the Spanish fiber service operations with approximately 600 service engineers, was completed.

Acquisitions 2016–2018

Company	Description	Transaction date

CENX	A US based service assurance technology company.	Sep 2018

VidScale	A US company providing cloud-based Content Delivery Network (CDN) solutions.	Mar 2018

Placecast	A US company that leverages deterministic carrier data to deliver better audience, verification, and insight solutions.	Feb 2018

Nodeprime	A US based software development company with an infrastructure management platform.	Apr 2016

Ericpol	A software development company in Poland within telecommunications.	Apr 2016

FYI Television	A US based premier entertainment metadata and rich media content supplier.	Jan 2016

Divestments 2016–2018

Company	Description	Transaction date

Ericsson Local Services AB (LSS)	A divestment of the Local Services company in Sweden.	Aug 2018

Excellence Field Factory	A divestment of the Spanish fiber service operations.	Jun 2018

Power Modules	A divestment of the power modules business.	Sep 2017

Birla Ericsson Optical Ltd	A divestment of the shares in the associated company.	Jul 2016

E3 Associated companies

Equity in associated companies

	2018	2017
Opening balance	624	775
Investments	64	—
Share in earnings	58	24
Distribution of capital stock	—	–95
Taxes	–5	–3
Dividends	–30	–77
Divested business	–114	—
Translation difference	14	—

Closing balance	611	624

70 Financials – Notes to the consolidated financial statements	Ericsson Annual Report on Form 20-F 2018

Section F – Financial instruments

F1 Financial risk management

The Company’s financial risk management is governed by a policy approved by the Board of Directors. The Finance Committee of the Board of Directors is responsible for overseeing the capital structure and financial management of the Company, approving certain matters (such as investments, customer finance commitments, guarantees and borrowing) and continuously monitoring the exposure to financial risks.

The Company defines its managed capital as the total Company equity. For the Company, a robust financial position with a strong equity ratio, solid investment grade rating, low leverage and ample liquidity is deemed important. This provides financial flexibility and independence to operate and manage variations in working capital needs as well as to capitalize on business opportunities.

The Company’s overall capital structure should support the financial targets. The capital structure is managed by balancing equity, debt financing and liquidity in such a way that the Company can secure funding of operations at a reasonable cost of capital. Regular borrowings are complemented with committed credit facilities to give additional flexibility to manage unforeseen funding needs. The Company strives to deliver positive free cash flow.

The Company’s capital objectives are:

•	To maintain an equity ratio above 40%

•	To maintain a positive net cash position larger than the pension liability

•	To restore a solid investment grade rating by Moody’s (Baa2) and Standard & Poor’s (BBB).

Capital objectives-related information, SEK billion

	2018	2017 1)
Capital	88	98
Equity ratio	32.7%	37.5%
Free cash flow	3.0	5.1
Positive net cash	35.9	34.7
Post-employment benefits	28.7	25.0
Credit rating
Moody’s	Ba2, stable	Ba2, negative
Standard & Poor’s	BB+, stable	BB+, stable

1)	2017 is restated due to implementation of IFRS 15 “Revenue from Contracts with Customers,” for more information see Note A3, “Changes in accounting policies.”

In July 2018, Moody’s announced that they had changed their Corporate Credit Rating outlook from negative to stable.

The Company has a treasury function with the principal role to ensure that appropriate financing is in place through loans and committed credit facilities, actively managing the Company’s liquidity as well as financial assets and liabilities, and managing and controlling financial risk exposures in a manner consistent with underlying business risks and financial policies. Hedging activities, cash management and insurance management are largely centralized to the treasury function in Stockholm.

The Company also has a customer finance function with the main objective to find suitable third-party financing solutions for customers and to minimize recourse to the Company. To the extent that customer loans are not provided directly by banks, the Parent Company provides or guarantees vendor credits. The customer finance function monitors the exposure from outstanding vendor credits and credit commitments.

The Company classifies financial risks as:

•	Foreign exchange risk

•	Interest rate risk

•	Credit risk

•	Liquidity and refinancing risk

•	Market price risk in own and other equity instruments.

The Board of Directors has established risk limits for defined exposures to foreign exchange and interest rate risks as well as to political risks in certain countries.

For further information about accounting policies, see Note A1, “Significant accounting policies.”

Foreign exchange risk

The Company is a global company with sales mainly outside Sweden. Sales and incurred costs are to a large extent denominated in currencies other than SEK and therefore the financial results of the Company are impacted by currency fluctuations.

The Company reports the financial statements in SEK. Movements in exchange rates between currencies that affect these statements are impacting the comparability between periods.

Line items, primarily sales, are impacted by translation exposure incurred when converting foreign entities’ financial statements into SEK. Line items and profitability, such as operating income are impacted by transaction exposure incurred when financial assets and liabilities, primarily trade receivables and trade payables, are initially recognized and subsequently remeasured due to change in foreign exchange rates.

The table below presents the net exposure for the largest currencies impact on sales and also net transaction exposure of these currencies on profitability.

Currency exposure, SEK billion

Exposure	Sales translation	Sales transaction	Sales net	Incurred cost transaction	Net transaction
currency	exposure	exposure	exposure	exposure 1)	exposure
USD	59.9	34.0	93.9	–3.8	30.2
EUR	23.8	12.2	36.0	–4.2	8.0
CNY	12.4	0.0	12.4	–7.7	–7.7
INR	8.9	–0.1	8.8	–1.0	–1.1
AUD	7.3	–0.4	6.9	3.7	3.3
JPY	6.8	0.0	6.8	4.4	4.4
BRL	6.8	0.0	6.8	0.8	0.8
SAR	5.3	0.6	5.9	2.1	2.7
GBP	6.1	–1.0	5.1	1.3	0.3

1)	Transactions in foreign currency – internal sales, internal purchases, external purchases.

Translation exposure

Translation exposure relates to sales and cost incurred in foreign entities when converted into SEK upon consolidation. These exposures cannot be addressed by hedging, but as the income statement is translated using weighted average rate, the impact of volatility in foreign currency rates is reduced.

Transaction exposure

Transaction exposure relates to sales and cost incurred in non-reporting currencies in individual group companies. Foreign exchange risk is as far as possible concentrated in Swedish group companies, primarily Ericsson AB. Sales to foreign subsidiaries are normally denominated in the functional currency of the customers, and so tend to be denominated in USD or another foreign currency. In order to limit the exposure toward exchange rate fluctuations on future revenues and costs, committed and forecasted future sales and purchases in major currencies are hedged with 7% of 12-month forecast monthly. By this, the Company will have hedged 84% of the next month and 7% of the 12th month of an average forecast of the individual month at any given reporting date. This corresponds to approximately 5–6 months of an average forecast. The hedged volumes are funded by internal loans since April 2017. Previously, derivative contracts were used.

Outstanding internal loans that are funding hedged net future sales and costs incurred are revalued against “Financial expense.” Hedge accounting is not applied and the gains and losses due to the hedge are recognized immediately. The sensitivity in “Financial expense” in relation to this revaluation is dependent on changes in foreign exchange rates, forecasts, seasonality and hedging policy. USD is the Company’s largest exposure and at year-end a

71 Financials – Notes to the consolidated financial statements	Ericsson Annual Report on Form 20-F 2018

Note F1, cont’d.

change by 0.25 SEK/USD would impact financial expense with approximately SEK 175 million. Realization and revaluation results of these loans contracts amounted to SEK –0.4 billion and SEK –0.2 billion respectively in 2018.

According to Company policy, transaction exposure in subsidiaries’ balance sheets (i.e., trade receivables and payables and customer finance receivables) should be fully hedged, except for non-tradable currencies and internal loans funding forecast hedges.

Foreign exchange exposures in balance sheet items are hedged through offsetting balances or derivatives.

Interest rate risk

The Company is exposed to interest rate risk through market value fluctuations in certain balance sheet items and through changes in interest revenues and expenses. The net cash position was SEK 35.9 (34.7) billion at the end of 2018, consisting of cash, cash equivalents and interest-bearing securities of SEK 69.0 (67.7) billion, offset by interest-bearing liabilities of SEK 33.1 (33.0) billion.

Sensitivity analysis

The Company uses the VaR methodology to measure foreign exchange and interest rate risks managed by the treasury function. This statistical method expresses the maximum potential loss that can arise with a certain degree of probability during a certain period of time. For the VaR measurement, the Company has chosen a probability level of 99% and a 1-day time horizon. The daily VaR measurement uses market volatilities and correlations based on historical daily data (one year).

The treasury function operates under two mandates. In the liquidity management activity, the treasury function has a mandate to deviate from floating interest on net liquidity and take foreign exchange positions up to an aggregated risk of VaR SEK 45 million given a confidence level of 99% and a 1-day horizon. The average VaR calculated for 2018 was SEK 12.8 (17.2) million. No VaR-limits were exceeded during 2018.

In the asset-liability management activity, the treasury function manages the interest rate risk by matching fixed and floating interest rates in interest- bearing balance sheet items. The policy is that the net sensitivity on a 1 basis point move on interest-bearing assets matching interest-bearing liabilities, taking derivatives into consideration, is less than SEK 10 million. The average exposure during 2018 was SEK 1.81 million per basis point shift.

Sensitivity to interest rate increase of 1 basis point, SEK million 1)

	< 3M	3–12M	1–3Y	3–5Y	>5Y	Total
Interest-bearing assets	0	–3	0	–3	–1	–7
Interest-bearing liabilities 2)	0	2	0	2	3	7
Derivatives	0	2	–1	–2	2	1

Total	0	1	–1	–3	4	1

1)	Excluding changes in credit risk reported in OCI.
2)	Borrowings are included as they are designated FVTPL in 2018. In prior years, borrowings were included due to fair value hedge accounting.

Outstanding derivatives

Outstanding derivatives 1)

	2018			2017
Fair value	Asset		Liability	Asset		Liability
Currency derivatives
Maturity within 3 months	226		207	130		542
Maturity between 3 and 12 months	38		46	215		147
Maturity between 1 and 3 years	—		145	25		—
Maturity between 3 and 5 years	3		194	754		—

Total	267		592	1,125		689
Interest rate derivatives
Maturity within 3 months	16		32	10		35
Maturity between 3 and 12 months	8		15	1		—
Maturity between 1 and 3 years	10		3	34		105
Maturity between 3 and 5 years	44		222	83		54
Maturity of more than 5 years	58		23	39		43

Total	136	2)	295	168	2)	237
Of which designated in fair value hedge relations	—		—	44		—

1)	Prior to 2018, some of the derivatives hedging non-current liabilities are recognized in the balance sheet as non-current derivatives due to hedge accounting.
2)	Of which SEK 0 (86) million is reported as non-current assets.

When managing the interest rate exposure, the Company uses derivative instruments, such as interest rate swaps. Prior to 2018, derivative instruments used for converting fixed rate debt into floating rate debt were designated as fair value hedges.

Credit risk

Credit risk is divided into three categories: credit risk in trade receivables and contract assets, customer finance risk and financial credit risk, see Note A1 “Significant accounting policies.”

Credit risk in trade receivables and contract assets

Credit risk in trade receivables and contract assets is governed by a policy applicable to all legal entities in the Company. The purpose of the policy is to:

•	Avoid credit losses through establishing internal standard credit approval routines in all the Company’s legal entities

•	Ensure monitoring and risk mitigation of defaulting accounts, i.e. events of non-payment

•	Ensure efficient credit management within the Company and thereby improve days sales outstanding and cash flow

•	Define escalation path and approval process for customer credit limits.

The credit risk of all customers is regularly assessed. Through credit management system functionality, credit checks are performed every time a sales order or an invoice is generated in the source system. These are based on the credit risk set on the customer. Credit blocks appear if past due receivables are higher than permitted levels. Release of a credit block requires authorization.

Letters of credits are used as a method for securing payments from customers operating in emerging markets, in particular in markets with unstable political and/or economic environments. By having banks confirming the letters of credit, the political and commercial credit risk exposures to the Company are mitigated.

Impairment of trade receivables and contract assets in 2018

Trade receivables and contract assets are assessed for impairment under a unified model. The Company has determined that credit risk largely depends on both the risk in the country where the customer resides (e.g. ability to make cross border payments) as well as the payment pattern of the customer. Therefore, expected credit losses (ECLs) are calculated using a provision matrix that specifies a fixed rate depending both on the number of days past due and the country risk rating. The country risk ratings depends on the ratings used by all Export Credit Agencies within the OECD. The rates defined in the provision matrix are based on historical loss patterns for that grouping

72 Financials – Notes to the consolidated financial statements	Ericsson Annual Report on Form 20-F 2018

Note F1, cont’d.

of customers. These rates are adjusted for current conditions as well as management expectations for changes to political risks and payment patterns in the future. The provision rates are higher on high risk countries compared to low risk countries and also higher on amounts that remain unpaid for longer periods of time. There were no significant changes to the model during the year.

Trade receivables and contract assets together amounted to SEK 64,350 million as of December 31, 2018. Provisions for expected credit losses on trade receivables and contract assets amounted to SEK 4,123 million as of December 31, 2018. The Company’s write-offs have historically been low. The allowance increased during 2018 due to additional invoices becoming past due and worsening aging profile of outstanding receivables from certain customers. This was offset by write-offs of SEK 890 million during the year due to the Company having no reasonable expectation of collection. Of these write-offs, SEK 61 million are still subject to enforcement.

Movements in allowances for impairment of trade receivables and contract assets

2018
Opening balance	3,335
Adjustment due to IFRS 9 1)	1,240

Opening balance, adjusted	4,575
Losses recognized in profit or loss	420
Write-offs	–890
Translation difference	18

Closing balance 2)	4,123

1)	For more information see Note A3, “Changes in accounting policies.”
2)	Of which SEK 15 million relates to contract assets.

The distribution of trade receivables and contract assets closely follows the distribution of the Company’s sales (see Note B1, “Segment information”) and does not include any major concentrations of credit risk by customer or by geography. The 10 largest customers represented 53% (47%) of the total trade receivables and contract assets in 2018.

Aging analysis of gross values by risk category at December 31, 2018

Days past due	1–90	91–180	181–360	>360	Total
Country risk: Low	1,387	350	139	498	2,374
Country risk: Medium	1,596	540	309	1,724	4,169
Country risk: High	927	614	699	1,630	3,870

Total past due	3,910	1,504	1,147	3,852	10,413

Impairment of trade receivables and contract assets in prior years

Trade receivables and contract assets amounted to SEK 61,225 million as of December 31, 2017. In prior years, contract assets were presented within trade receivables, for more information see Note A3, “Changes in accounting policies.” Provisions for expected losses were regularly assessed according to IAS 39 and amounted to SEK 3,335 million as of December 31, 2017. In 2017, trade receivables were reassessed as part of the provision and adjustments related to customer projects.

Movements in allowances for impairment of trade receivables and contract assets

2017
Opening balance	1,403
Additions	3,544
Utilized	–1,485
Reversal of excess amounts	–48
Reclassification	–66
Translation difference	–13

Closing balance	3,335

Aging analysis as per December 31, 2017 1)

	Trade receivables and contract assets, excluding associated companies and joint ventures	Allowances for impairment
Of which neither impaired nor past due	54,474	—
Of which impaired, not past due	15	–15
Of which past due in the following time intervals
less than 90 days	2,924	—
90 days or more	3,769	—
Of which past due and impaired in the following time intervals
less than 90 days	220	–220
90 days or more	3,100	–3,100

Total	64,502	–3,335

1)	2017 is restated due to implementation of IFRS 15 “Revenue from Contracts with Customers,” for more information see Note A3, “Changes in accounting policies.”

Customer finance credit risk

All major commitments to finance customers are made only after approval by the Finance Committee of the Board of Directors, according to the established credit approval process.

Prior to the approval of new facilities reported as customer finance, an internal credit risk assessment is conducted in order to assess the credit rating of each transaction for political and commercial risk. The credit risk analysis is made by using an assessment tool, where the political risk rating is identical to the rating used by all Export Credit Agencies within the OECD. The commercial risk is assessed by analyzing a large number of parameters, which may affect the level of the future commercial credit risk exposure. The output from the assessment tool for the credit rating also includes an internal pricing of the risk. This is expressed as a risk margin per annum over funding cost. The reference pricing for political and commercial risk, on which the tool is based, is reviewed using information from Export Credit Agencies and prevailing pricing in the bank loan and bond markets for structured financed deals. The objective is that the internally set risk margin shall reflect the assessed risk and that the pricing is as close as possible to the current market pricing. A reassessment of the credit rating for each customer finance facility is made on a regular basis.

As of December 31, 2018, the total amount payable to the Company under customer finance credits was SEK 4,247 (4,223) million. The carrying value of these assets was SEK 2,883 (3,931) million as of December 31, 2018, which represents the maximum exposure to credit risk on these assets. Customer finance is arranged for infrastructure projects in different geographic markets. As of December 31, 2018, there were a total of 94 (79) customer finance arrangements originated by or guaranteed by the Company. The five largest facilities represented 62% (64%) of the customer finance exposure in 2018. As of December 31, 2018, Middle East and Africa made up 57% (56%) of the oustanding exposure while South East Asia, Oceania and India made up 15% (24%). As of December 31, 2018, the Company also had unutilized customer finance commitments of SEK 30,270 (9,706) million.

Security arrangements for customer finance facilities may include pledges of equipment, pledges of certain assets belonging to the borrower and pledges of shares in the operating company. If available, third-party risk coverage is, as a rule, arranged. “Third-party risk coverage” means that a financial payment guarantee covering the credit risk has been issued by a bank, an export credit agency or an insurance company. All such institutions have been rated at least investment grade. A credit risk transfer under a sub-participation arrangement with a bank can also be arranged. In this case the entire credit risk and the funding is taken care of by the bank for the part that they cover.

Information about financial guarantees related to customer finance is included in Note D2, “Contingent liabilities.”

73 Financials – Notes to the consolidated financial statements	Ericsson Annual Report on Form 20-F 2018

Note F1, cont’d.

The table below summarizes the Company’s outstanding customer finance as of December 31, 2018 and 2017.

Outstanding customer finance credit risk exposure 1)

	2018	2017
Fair value of customer finance credits 2)	2,883	3,931
Financial guarantees for third-parties	42	77
Accrued interest	21	14

Maximum exposure to credit risk	2,946	4,022
Less third-party risk coverage	–331	–505

The Company’s risk exposure, less third-party risk coverage	2,615	3,517

1)	This table has been adjusted to show the maximum exposure to credit risk. In prior years, impairments were not considered.
2)	At December 31, 2017, the fair value of the customer finance credits was the same as the carrying value.

Fair value assessment of customer finance credits in 2018

Customer finance risk exposures are held at fair value and are classified as Level 3 on the fair value hierarchy. The Credit Asset Management Team within Ericsson Credit AB, reporting to Head of Group Treasury and Customer Finance, has established a process with respect to measurement of fair values. The quarterly credit review uses an internal model to determine a commercial rating for each credit and for calculation of the fair value. The model is based on external credit rating, political/country rating and bank pricing. Regular monitoring of customer behavior is also a part of the internal assessment. Revaluation of customer finance amounted to a net negative impact in the income statement of SEK 1,073 million in 2018, of which SEK 1,073 million is related to credits held as of December 31, 2018. This effect is presented within selling and administrative expenses and was mainly related to the Middle East, including Iran.

Customer finance fair value reconciliation

2018
Opening balance	3,931
Additions	6,100
Disposals/repayments	–6,200
Revaluation	–1,073
Translation difference	126

Closing balance	2,884

Of which non-current	1,180

Impairment of customer finance credits in prior years

Risk provisions related to customer finance risk exposures are only made upon events which occur after the financing arrangement has become effective and which are expected to have a significant adverse impact on the borrower’s ability and/or willingness to service the outstanding debt. These events can be political (normally outside the control of the borrower) or commercial, e.g. a borrower’s deteriorated creditworthiness.

Movements in allowances for impairment of customer finance

2017
Opening balance	250
Additions	85
Utilized	–3
Reversal of excess amounts	–27
Translation difference	–13

Closing balance	292

The effect of risk provisions and reversals for customer finance affecting the income statement amounted to a net negative impact of SEK 59 million in 2017. Credit losses amounted to SEK 24 million in 2017.

Aging analysis as per December 31, 2017

	Customer finance credits	Allowances for impairment
Of which neither impaired nor past due	1,841	—
Of which impaired, not past due	2,029	–104
Of which past due in the following time intervals
less than 90 days	4	—
90 days or more	99	—
Of which past due and impaired in the following time intervals
less than 90 days	29	–20
90 days or more	221	–168

Total	4,223	–292

Financial credit risk

Financial instruments carry an element of risk in that counterparts may be unable to fulfill their payment obligations. This exposure arises in the investments in cash, cash equivalents, interest-bearing securities and from derivative positions with positive unrealized results against banks and other counterparties.

The Company mitigates these risks by investing cash primarily in well-rated securities such as treasury bills, government bonds, commercial papers, and mortgage-covered bonds with short-term ratings of at least A-2/P-2 or equivalents, and long-term ratings of AAA. Separate credit limits are assigned to each counterpart in order to minimize risk concentration. All derivative transactions are covered by ISDA netting agreements to reduce the credit risk.

At December 31, 2018, the credit risk in financial cash instruments was equal to the instruments’ carrying value. The expected credit losses on cash equivalents and interest-bearings securities classified as amortized cost were immaterial. Credit exposure in derivative instruments was SEK 0.4 (1.3) billion.

Transfers of financial assets

Transfers where the Company has continuing involvement

During 2018, there were no new financial assets transferred where the Company had continuing involvement. However, during 2016 the Company derecognized financial assets where it had continuing involvement. A repurchase of these assets would amount to SEK 207 (380) million. No assets or liabilities were recognized in relation to the continuing involvement.

Liquidity risk

The Company minimizes the liquidity risk by maintaining a sufficient cash position, centralized cash management, investments in highly liquid interest-bearing securities, and by having sufficient committed credit lines in place to meet potential funding needs. For information about contractual obligations, see Note D4, “Contractual obligations.” The current cash position is deemed to satisfy all short-term liquidity requirements as well as non-current borrowings.

Cash, cash equivalents and interest-bearing securities

	Remaining time to maturity
SEK billion	< 3 months	3–12 months	1–5 years	>5 years	Total
Banks	32.2	0.4	0.0	0.0	32.6
Type of issuer/counterpart
Governments	7.6	2.3	7.7	0.9	18.5
Corporates	2.2	0.0	0.0	0.0	2.2
Mortgage institutes	0.0	0.2	15.2	0.3	15.7

2018	42.0	2.9	22.9	1.2	69.0
2017	36.4	1.2	28.4	1.7	67.7

74 Financials – Notes to the consolidated financial statements	Ericsson Annual Report on Form 20-F 2018

Note F1, cont’d.

The instruments are classified as FVTPL or amortized cost. Cash, cash equivalents and interest-bearing securities are mainly held in SEK unless offset by EUR-funding. Instruments held for trading with a remaining maturity longer than one year amounted to SEK 0.1 (5.0) billion and were reported as Interest-bearing securities, current.

Refinancing risk

Refinancing risk is the risk that the Company is unable to refinance outstanding debt under reasonable terms and conditions, or at all, at a given point in time.

Debt financing is mainly carried out through borrowing in the Swedish and international debt capital markets.

Bank financing is used for certain subsidiary funding and to obtain committed credit facilities.

Funding programs 1)

	Amount	Utilized	Unutilized
Euro Medium-Term Note program (USD million)	5,000	1,456	3,544

SEC Registered program (USD million)	2)	1,000	—

1)	There are no financial covenants related to these programs.
2)	Program amount indeterminate.

In May 2018, the Company signed a multicurrency credit facility agreement equivalent to EUR 250 million with the European Investment Bank. The credit facility will mature five years after disbursement. The agreement will support research and development activities for 5G.

Committed credit facilities

	Amount	Utilized	Unutilized
Multi-currency revolving credit facility (USD million)	2,000	—	2,000
European Investment Bank (EIB) credit facility (EUR million)	250	—	250

Fair valuation of the Company’s financial instruments

The Company’s financial instruments accounted for at fair value generally meet the requirements of level 1 valuation due to the fact that they are based on quoted prices in active markets for identical assets.

Exceptions to this relates to:

•	OTC derivatives with an amount of gross SEK 0.5 (1.4) billion in relation to assets and gross SEK 1.0 (1.1) billion in relation to liabilities were valued based on references to other market data as currency or interest rates. These valuations fall under level 2 valuation as defined by IFRS.

•	Ownership in other companies and other financial investments where the Company neither has control nor significant influence. The amount recognized in these cases was SEK 2.5 (2.1) billion. These assets, classified as level 3 assets for valuation purposes, have been valued based on value in use technique.

•	Customer finance credits are classified as level 3 assets for valuation purposes and have been valued according to the model described above in “Customer finance credit risk.”

•	Trade receivables are classified as level 3 assets for valuation purposes. By definition, they have a term of less than 180 days. Therefore, the gross value less impairment allowances for expected credit losses is deemed to be equal to the fair value.

Financial instruments carried at other than fair value

Financial instruments, such as some cash equivalents, interest-bearing securities, borrowings and payables, are carried at amortized cost which is deemed to be equal to fair value. When a market price is not readily available and there is insignificant interest rate exposure and credit spreads affecting the value, the carrying value is considered to represent a reasonable estimate of fair value.

Offsetting financial assets and liabilities

As required by IFRS, the Company has off set financial instruments. The related assets amounted to SEK 0.5 (1.4) billion, prior to offsetting of SEK 0.1 (0.1) billion, with a net amount of SEK 0.4 (1.3) billion recognized in the balance sheet. The related liabilities amounted to SEK 1.0 (1.0) billion, prior to offsetting of SEK 0.1 (0.1) billion, with a net amount of SEK 0.9 (0.9) billion recognized in the balance sheet.

Market price risk in own shares and other listed equity investments

The Company is exposed to fluctuations in its own share price (through stock purchase plans for employees) and other share-based compensation for employees and the Board of Directors. Some of the plans are share settled and some are cash settled as further disclosed in Note A1, “Significant accounting policies” and Note G3, “Share-based compensation.”

Share-based plans for employees

The obligation to deliver shares under the stock purchase plan and the 2017–2018 Long-term Variable Compensation Programs for the Executive Team (LTV) is covered by holding Ericsson Class B shares as treasury stock. A change in the share price will result in a change in social security charges, which represents a risk to the income statement. The cash flow exposure is hedged through the holding of Ericsson Class B shares as treasury stock to be sold to generate funds, which also cover social security payments.

Cash settled plans to employees and the Board of Directors

In the case of synthetic share programs (a cash settled program as defined in IFRS) to Board members and cash settled plans to employees, the Company is exposed to risks in relation to own share price, both with regard to compensation expenses and social security charges. The obligations to pay compensation amounts under the synthetic share-based compensations to the Board of Directors and employees are covered by a liability in the balance sheet.

For further information about the stock purchase plan, LTV, the cash settled plans to employees and the synthetic share-based compensations to the Board of Directors, see Note G3, “Share-based payments.”

75 Financials – Notes to the consolidated financial statements	Ericsson Annual Report on Form 20-F 2018

Note F1, cont’d.

Financial instruments, book value 2018

SEK billion	Customer finance	Trade receivables	Interest- bearing securities	Cash equivalents	Borrowings	Trade payables	Other financial assets	Other current receivables	Other current liabilities	2018
Note	B6	B6	F3	H3	F4	B8	F3	B7	B9
Assets at fair value through profit or loss	2.9		30.2	15.2			2.5	0.4		51.2
Assets at amortized cost			0.4	4.2						4.6
Assets at fair value through OCI		51.2								51.2
Financial liabilities at fair value through profit or loss 1)					–30.7				–0.9	–31.6
Financial liabilities at amortized cost					–2.4	–29.9				–32.3

Total	2.9	51.2	30.6	19.4	–33.1	–29.9	2.5	0.4	–0.9	43.1

1) Borrowings have been designated FVTPL while derivatives are held for trading.

Financial instruments, book value 2017 1)

SEK billion	Customer finance	Trade receivables	Interest- bearing securities	Cash equivalents	Borrowings	Trade payables	Other financial assets	Other current receivables	Other current liabilities	2017
Note	B6	B6	F3	H3	F4	B8	F3	B7	B9
Assets at fair value through profit or loss			6.1	14.3			0.9	1.2	–0.9	21.6
Loans and receivables	3.9	48.1	0.3	3.2			5.0			60.5
Available-for-sale			25.4				1.3			26.7
Financial liabilities at amortized cost					–33.0	–26.3				–59.3

Total	3.9	48.1	31.8	17.5	–33.0	–26.3	7.2	1.2	–0.9	49.5

1)	2017 is restated due to implementation of IFRS 15 “Revenue from Contracts with Customers,” for more information see Note A3, “Changes in accounting policies.”

F2 Financial income and expenses

Financial income and expenses

	2018		2017 1)		2016 1)
	Financial income	Financial expenses	Financial income	Financial expenses	Financial income	Financial expenses
Contractual interest on financial assets	–461	—	–86	—	12	—
Of which on financial assets at fair value through profit or loss	–927	—	–92	—	–316	—
Contractual interest on financial liabilities	—	–997	—	–1,027	—	–1,355
Of which on financial liabilities designated fair value through profit or loss	—	–530	—	—	—	—
Net gains/losses on:
Instruments at fair value through profit or loss 2)	225	–817	–231	543	–68	–729
Of which included in fair value hedge relationships	—	—	—	2	—	71
Of which designated fair value through profit or loss	—	–2,087	—	—	—	—
Assets at fair value through OCI	–80	—	—	—	—	—
Available for sale	—	—	40	—	—	—
Loans and receivables	—	—	–102	—	–79	—
Instruments at amortized cost	—	—	—	72	—	218
Other financial income and expenses	1	–575	7	–431	—	–292

Total	–316	–2,389	–372	–843	–135	–2,158

1)	2017 and 2016 are restated due to implementation of IFRS 15 “Revenue from Contracts with Customers,” for more information see Note A3, “Changes in accounting policies.”
2)	Excluding net loss from derivatives hedging operating assets and liabilities, SEK 128 million (net loss of SEK 451 million in 2017 and net loss of SEK 234 million in 2016), reported as Cost of sales.

76 Financials – Notes to the consolidated financial statements	Ericsson Annual Report on Form 20-F 2018

F3 Financial assets, non-current

Financial assets, non-current, 2018

	Other investments in shares and participations	Interest-bearing securities, non-current	Derivatives, non-current	Other financial assets, non-current
Opening balance	1,279	25,105	86	5,811
Additions	398	50,190	—	632
Disposals/repayments/deductions	–92	–51,353	–86	–210
Change in value in funded pension plans 1)	—	—	—	492
Revaluation	–72	40	—	–3
Reclassification	—	—	—	–213
Translation difference	2	—	—	50

Closing balance	1,515	23,982	—	6,559

Financial assets, non-current, 2017

	Other investments in shares and participations	Interest-bearing securities, non-current	Derivatives, non-current	Other financial assets, non-current
Cost
Opening balance	2,516	7,586	—	4,648
Additions	146	54,687	86	503
Disposals/repayments/deductions	–43	–37,241	—	–375
Change in value in funded pension plans 1)	—	—	—	1,300
Revaluation	99	73	—	27
Translation difference	–50	—	—	–169

Closing balance	2,668	25,105	86	5,934
Accumulated impairment losses/allowances
Opening balance	–1,337	—	—	–206
Impairment losses/allowances	–126	—	—	–1
Disposals/repayments/deductions	25	—	—	77
Translation difference	49	—	—	7

Closing balance	–1,389	—	—	–123

Net carrying value	1,279	25,105	86	5,811

1)	This amount includes asset ceiling. For further information, see Note G1, “Post-employment benefits.”

F4 Interest-bearing liabilities

As of December 31, 2018, the Company’s outstanding interest-bearing liabilities were SEK 33.1 (33.0) billion.

Interest-bearing liabilities

	2018	2017
Borrowings, current
Current part of non-current borrowings	72	89
Other borrowings, current	2,183	2,456

Total borrowings, current	2,255	2,545
Borrowings, non-current
Notes and bond loans	21,875	20,560
Other borrowings, non-current	8,995	9,940

Total borrowings, non-current	30,870	30,500

Total interest-bearing liabilities	33,125	33,045

Reconciliation of liabilities arising from financing activities

	2018	2017
Opening balance	33,045	26,686
Adjustment due to IFRS 9 1)	31	—
Adjusted opening balance	33,076	26,686
Cash flows
Proceeds from issuance of borrowings	911	13,416
Repayment of borrowings	–1,748	–4,830
Non-cash changes
Effect of foreign exchange movement	2,813	–2,155
Revaluation due to changes in credit risk	–207	—
Other changes in fair value	–28	–72
Reclassification 2)	–1,692	—

Closing balance	33,125	33,045

1)	For more information see Note A3, “Changes in accounting policies.”
2)	The borrowing was reclassified to other non-current liabilities due to a contractual change.

In addition to the above numbers SEK 75 (201) million is allocated to the financing cash flow due to hedging derivatives.

77 Financials – Notes to the consolidated financial statements	Ericsson Annual Report on Form 20-F 2018

Note F4, cont’d.

To secure long-term funding, the Company uses notes and bond programs together with bilateral research and development loans. All outstanding notes and bond loans are issued by the Parent Company under its Euro Medium Term Note (EMTN) program or under its U.S. Securities and Exchange Commission (SEC) Registered program. Bonds issued at a fixed interest rate are normally swapped to a floating interest rate using interest rate swaps under the Asset and liability management mandate described in Note F1, “Financial risk management.” Total weighted average interest rate cost for the long-term funding during the year was 1.74% (1.68%).

Changes in fair value due to changes in credit risk in 2018

Borrowings managed by the Ericsson Internal Bank are designated FVTPL because they are managed on a fair value basis. Changes in fair value are recognized in the income statement, except for changes in fair value due to changes in credit risk which are recognized in other comprehensive income. Ericsson’s credit risk is calculated from the market value of the instruments traded on the credit market. For interest bearing securities not traded on the credit market, an average of the five latest pricing updates from the company’s core banks is used. The pricing updates are based on the credit markets view of Ericsson’s credit and therefore reflects a market price of the credit risk.

Fair value hedge accounting in prior years

In prior years, the outstanding EUR bonds and USD bond were revalued based on changes in benchmark interest rates according to the fair value hedge methodology stipulated in IAS 39 “Financial Instruments: Recognition and Measurement.”

Notes, bonds and bilateral loans

Issued-maturing	Nominal amount	Coupon	Currency	Maturity date	Book value (SEK million) 2018	Changes in fair value due to changes in credit risk 2018	Cumulative changes in fair value due to changes in credit risk 2018	Book value (SEK million) 2017		Unrealized hedge gain/loss (included in book value) 2017
Notes and bond loans
2010–2020 1)	170		USD	Dec 23, 2020	1,545	–37	24	1,394
2012–2022	1,000	4.125%	USD	May 15, 2022	8,776	–68	19	8,180	2)	9
2017–2021	500	0.875%	EUR	Mar 1, 2021	5,141	47	13	4,897	2)	7
2017–2024	500	1.875%	EUR	Mar 1, 2024	5,087	–35	–43	4,862	2)	–7
2017–2025 1)	150		USD	Dec 22, 2025	1,326	–13	–13	1,227

Total notes and bond loans					21,875	–106	0	20,560		9
Bilateral loans
2012–2021 3)	98		USD	Sep 30, 2021	860	–32	–1	805
2013–2020 4)	684		USD	Nov 6, 2020	6,030	–66	–87	5,609
2017–2023 3)	220		USD	Jun 15, 2023	1,959	–3	–3	1,797

Total bilateral loans					8,849	–101	–91	8,211

1)	Private Placement, Swedish Export Credit Corporation (SEK).
2)	Interest rate swaps were designated as fair value hedges.
3)	Nordic Investment Bank (NIB), R&D project financing.
4)	European Investment Bank (EIB), R&D project financing.

Section G – Employee related

G1 Post-employment benefits

Ericsson sponsors a number of post-employment benefit plans throughout the Company, which are in line with market practice in each country. The year 2018 was characterized by an increase in discount rates in most plans outside Sweden. In total, financial assumption changes resulted in actuarial losses on defined benefit obligations of SEK 0.3 billion. The development of plan assets was lower than expected resulting in actuarial losses of SEK 3.0 billion.

Swedish plans

Sweden has both defined benefit and defined contribution plans based on collective agreement between the parties in the Swedish labor market:

•	A defined benefit plan, known as ITP 2 (occupational pension for salaried employees in manufacturing industries and trade), complemented by a defined contribution plan, known as ITPK (supplementary retirement benefits). This is a final salary-based plan.

•	A defined contribution plan, known as ITP 1, for employees born in 1979 or later.

•	A defined contribution plan ITP 1 or alternative ITP, for employees earning more than 10 income base amount and who have opted out of the defined benefit plan ITP 2, where rules are set by the Company and approved by each employee selected to participate.

The Company has by far most of its Swedish pension liabilities under defined benefit plans which are funded to 49% (53%) through Ericsson Pensions-stiftelse (a Swedish Pension Foundation). The Pensionsstiftelse covers the liability up to the value of the defined benefit obligation based on Swedish GAAP calculations. There are no funding requirements for the Swedish plans.

The disability and survivors’ pension part of the ITP-plan is secured through an insurance solution with the company Alecta, see section about Multi employer plans.

The benefit payments are made by the Company since the liability is growing and the necessary surplus therefore is not yet reached. For the unfunded plans the Company meets the payment obligation when it falls due. The responsibility for governance of the plans and the plan assets lies with the Company and the Pensionsstiftelse. The Swedish Pensionsstiftelse is managed on the basis of a capital preservation strategy and the risk profile is set accordingly. Traditional asset-liability matching (ALM) studies are undertaken on a regular basis to allocate within different asset classes.

The plans are exposed to various risks, e.g., a sudden decrease in the bond yields, which would lead to an increase in the plan liability. A sudden instability in the financial market might also lead to a decrease in fair value of plan assets held by the Pensionsstiftelse, as the holdings of plan assets partly are exposed to equity markets; however, this may be partly offset by higher values in fixed income holdings. Swedish plans are linked to inflation and higher inflation will most likely lead to a higher liability. For the time being, inflation is a low risk factor to the Swedish plans as actual rate of inflation has not reached the ceiling target set by the Central Bank of Sweden.

Multi-employer plans

As before, the Company has secured the disability and survivors’ pension part of the ITP Plan through an insurance solution with the insurance company Alecta. Although this part of the plan is classified as a multi-employer defined benefit plan, it is not possible to get sufficient information to apply

78 Financials – Notes to the consolidated financial statements	Ericsson Annual Report on Form 20-F 2018

Note G1, cont’d.

defined benefit accounting, as for most of the accrued pension benefits in Alecta, information is missing on the allocation of earnings process between employers. Full vesting is instead registered on the last employer. Alecta is not able to calculate a breakdown of assets and provisions for each respective employer, and therefore, the disability and survivors’ pension portion of the ITP Plan has been accounted for as a defined contribution plan.

Alecta has a collective funding ratio which acts as a buffer for its insurance commitments to protect against fluctuations in investment return and insurance risks. Alecta’s target ratio is 140% and reflects the fair value of Alecta’s plan assets as a percentage of plan commitments, then measured in accordance with Alecta’s actuarial assumptions, which are different from those in IAS 19R. Alecta’s collective funding ratio was 142% (154%) as of December 31, 2018. The Company’s share of Alecta’s saving premiums is 0.4%; the total share of active members in Alecta are 1.9%. The expected contribution to the plan is SEK 74 million for 2019.

Contingent liabilities / Assets pledged as collateral

Contingent liabilities include the Company’s mutual responsibility as a credit insured company of PRI Pensionsgaranti in Sweden. This mutual responsibility can only be imposed in the instance that PRI Pensionsgaranti has consumed all of its assets, and it amounts to a maximum of 2% of the Company’s pension liability in Sweden. The Company has a pledged business mortgage of SEK 5.1 billion to PRI Pensionsgaranti.

US plans

The Company operates both defined contribution and defined benefit pension plans in the US, which are a combination of final salary pension plans and contribution-based arrangements. The final salary pension plans provide benefits to members in the form of a guaranteed level of pension payable for life. The level of benefits provided depends on members’ length of service and their salary in the final years leading up to retirement. Retirees generally do not receive inflationary increases once in payment.

The other type of plan is a contribution-based pension plan, which provides a benefit determined using a “cash balance” approach. The balance is credited monthly with interest credits and contribution credits, based on a combination of current year salary and length of service.

The majority of benefit payments are from trustee-administered funds; however, there are also a number of unfunded plans where the Company meets the benefit payment obligation as it falls due. In the US, the Company’s policy is at least to meet or exceed the funding requirements of federal regulations. The funded level in the US Pension Plan is above the point at which minimum funding would be required for fiscal year 2018.

Plan assets held in trusts are governed by local regulations and practice, as is the nature of the relationship between the Company and the trustees

(or equivalent) and their composition. Responsibility for governance of the plans – including investment decisions and contribution schedules – lies with the Plan Administrative Committee (PAC). The PAC is composed of representatives from the Company.

The Company’s plans are exposed to various risks associated with pension plans, i.e., a sudden decrease in bond yields would lead to an increase in the present value of the defined benefit obligation. A sudden instability in the financial markets might also lead to a decrease in the fair value of plan assets held by the trust. Pension benefits in the US are not linked to inflation; however, higher inflation poses the risk of increased final salaries being used to determine benefits for active employees. There is also a risk that the duration of payments to retirees will exceed the life expectancy in mortality tables.

UK plans

The Company operates both defined benefit and defined contribution plans in the UK. Most defined benefit plans in the UK are closed to future pension accrual.

The defined benefit plans provide benefits to members in the form of a guaranteed level of pension payable for life. The level of benefits provided is defined by the Trust Deed & Rules and depends on members’ length of service and their salary. Pensions in payment are generally updated in line with the UK retail price index, subject to caps defined by the rules.

The plans’ assets are held in trusts and are invested in a diverse range of assets. The plans are governed by local regulations and responsibility for the governance of the plans lies with the Trustee Directors, who are appointed by the Company from its employees and from the plans’ members. Independent professional trustees sit on a number of the Boards.

The plans remain exposed to various risks associated with defined benefit plans, e.g. a decrease in bond yields or increase in inflation would lead to an increase in the present value of the defined benefit obligation. Alternatively, the duration of payments to retirees could exceed the life expectancy assumed in the current mortality tables leading to an increase in liabilities. A sudden instability in the financial markets might also lead to a decrease in the fair value of the plans’ assets. The Company and Trustees’ aim is to reduce the plans’ exposure to the key risks over time.

Other plans

The Company also sponsors plans in other countries. The main plans are in Brazil and Ireland. The plan in Brazil is a pension plan wholly funded with a net surplus of assets. The plan in Ireland is a final salary pension plan and is partly funded. The plans are managed by corporate trustees with directors appointed partly by the local company and partly by the plan members. The trustees are independent from the local company and subject to the specific country’s pension laws.

Amount recognized in the Consolidated balance sheet

Amount recognized in the Consolidated balance sheet

	Sweden	US	UK	Other	Total
2018
Defined benefit obligation (DBO)	44,845	21,059	12,374	12,042	90,320
Fair value of plan assets	21,912	19,899	14,385	8,126	64,322

Deficit/surplus (+/–)	22,933	1,160	–2,011	3,916	25,998
Plans with net surplus, excluding asset ceiling 1)	—	—	2,246	476	2,722

Provision for post-employment benefits 2)	22,933	1,160	235	4,392	28,720
2017
Defined benefit obligation (DBO)	41,166	21,005	13,246	12,228	87,645
Fair value of plan assets	21,938	20,402	14,599	8,000	64,939

Deficit/surplus (+/–)	19,228	603	–1,353	4,228	22,706
Plans with net surplus, excluding asset ceiling 1)	—	83	1,685	535	2,303

Provision for post-employment benefits 2)	19,228	686	332	4,763	25,009

1)

Plans with a net surplus, i.e., where plan assets exceed DBO, are reported as Other financial assets, non-current: see Note F3, “Financial assets, non-current.” The asset ceiling decreased during the year by SEK 73 million from SEK 454 million in 2017 to SEK 381 million in 2018.

2)	Plans with net liabilities are reported in the balance sheet as Post-employment benefits, non-current.

Total pension cost recognized in the Consolidated income statement

The costs for post-employment benefits within the Company are distributed between defined contribution plans and defined benefit plans, with a trend toward defined contribution plans.

79 Financials – Notes to the consolidated financial statements	Ericsson Annual Report on Form 20-F 2018

Note G1, cont’d.

Pension costs for defined contribution plans and defined benefit plans

	Sweden	US	UK	Other	Total
2018
Pension cost for defined contribution plans	937	473	145	1,170	2,725
Pension cost for defined benefit plans	1,350	175	75	557	2,157

Total	2,287	648	220	1,727	4,882
Total pension cost expressed as a percentage of wages and salaries					9.2%
2017
Pension cost for defined contribution plans	1,096	473	173	1,228	2,970
Pension cost for defined benefit plans	1,824	168	38	592	2,622

Total	2,920	641	211	1,820	5,592
Total pension cost expressed as a percentage of wages and salaries					9.5%
2016
Pension cost for defined contribution plans	1,061	687	185	1,287	3,220
Pension cost for defined benefit plans	1,314	167	38	595	2,114

Total	2,375	854	223	1,882	5,334
Total pension cost expressed as a percentage of wages and salaries					8.9%

Change in the net defined benefit obligation

Change in the net defined benefit obligation

	Present value of obligation 20182)	Fair value of plan assets 2018	Total 2018		Present value of obligation 20172)	Fair value of plan assets 2017	Total 2017
Opening balance	87,645	–64,939	22,706		87,175	–64,485	22,690
Included in the income statement
Current service cost	1,602	—	1,602		1,793	—	1,793
Past service cost and gains and losses on settlements	100	—	100		296	—	296
Interest cost/income (+/–)	2,196	–1,912	284		2,198	–1,892	306
Taxes and administrative expenses	78	54	132		143	45	188
Other	–6	2	–4		–13	2	–11

	3,970	–1,856	2,114	3)	4,417	–1,845	2,572	3)
Remeasurements
Return on plan assets excluding amounts in interest expense/income	—	3,016	3,016		—	–2,438	–2,438
Actuarial gains/losses (–/+) arising from changes in demographic assumptions	–124	—	–124		–396	—	–396
Actuarial gains/losses (–/+) arising from changes in financial assumptions	261	—	261		2,110	—	2,110
Experience-based gains/losses (–/+)	–613	—	–613		–219	—	–219

	–476	3,016	2,540		1,495	–2,438	–943
Other changes
Translation difference	2,659	–2,383	276		–2,275	2,262	–12
Contributions and payments from:
Employers 1)	–984	–513	–1,497		–880	–583	–1,463
Plan participants	28	–21	7		27	–23	4
Payments from plans:
Benefit payments	–2,357	2,357	—		–2,173	2,173	—
Settlements	–145	17	–128		–141	—	–141
Business combinations and divestments	–20	—	–20		—	—	—

Closing balance	90,320	–64,322	25,998		87,645	–64,939	22,706

1)	The expected contribution to the plans is SEK 2.1 billion during 2019.
2)	The weighted average duration of DBO is 20.3 (20.1) years.
3)	Excluding the impact of the asset ceiling of SEK 43 million in 2018 and SEK 50 million in 2017.

Present value of the defined benefit obligation

	Sweden	US	UK	Other	Total
2018
DBO, closing balance	44,845	21,059	12,374	12,042	90,320
Of which partially or fully funded	44,845	20,372	12,374	9,292	86,883
Of which unfunded	—	687	—	2,750	3,437
2017
DBO, closing balance	41,166	21,005	13,246	12,228	87,645
Of which partially or fully funded	40,665	20,319	13,246	9,465	83,695
Of which unfunded	501	686	—	2,763	3,950

80 Financials – Notes to the consolidated financial statements	Ericsson Annual Report on Form 20-F 2018

Note G1, cont’d.

Asset allocation by asset type and geography

	Sweden	US	UK	Other	Total	Of which unquoted
2018
Cash and cash equivalents	935	585	1,416	88	3,024	0%
Equity securities	4,434	729	2,293	2,439	9,895	18%
Debt securities	10,642	17,329	9,410	3,485	40,866	23%
Real estate	4,228	—	154	229	4,611	100%
Investment funds	1,673	1,151	415	230	3,469	70%
Assets held by insurance company	—	—	—	1,289	1,289	100%
Other	—	105	697	366	1,168	33%

Total	21,912	19,899	14,385	8,126	64,322
Of which real estate occupied by the Company	—	—	—	—	—
Of which securities issued by the Company	—	—	—	—	—
2017
Cash and cash equivalents	3,124	382	834	88	4,428	0%
Equity securities	4,079	795	3,116	2,432	10,422	16%
Debt securities	8,663	17,650	9,331	3,494	39,138	68%
Real estate	4,269	—	244	212	4,725	100%
Investment funds	1,803	1,478	160	208	3,649	66%
Assets held by insurance company	—	—	—	1,200	1,200	100%
Other	—	97	914	366	1,377	41%

Total	21,938	20,402	14,599	8,000	64,939
Of which real estate occupied by the Company	—	—	—	—	—
Of which securities issued by the Company	—	—	—	—	—

Actuarial assumptions

Financial and demographic actuarial assumptions 1)

	2018	2017
Financial assumptions
Discount rate, Sweden	1.5%	1.6%
Discount rate, US	4.3%	3.7%
Discount rate, UK	3.0%	2.6%
Discount rate, weighted average of total	2.6%	2.5%
Demographic assumptions
Life expectancy after age 65 in years, weighted average	23	23

1)	Weighted average for the Group for disclosure purposes only. Country-specific assumptions were used for each actuarial calculation.

Actuarial assumptions are assessed on a quarterly basis. See also Note A1, “Significant accounting policies” and Note A2, “Critical accounting estimates and judgments.”

Sweden

The defined benefit obligation (DBO) has been calculated using a discount rate based on the yields of Swedish government bonds. IAS 19 Employee Benefits prescribes that if there is not a deep market in high-quality corporate bonds, the market yields on government bonds shall be applied for the pension liability calculation. As of December 31, 2018, the discount rate applied in Sweden was 1.5% (1.6%). If the discount rate had been based on Swedish covered bonds, the discount rate as of December 31, 2018 would have been 2.5% (2.8%). If these discount rates based on Swedish covered bonds had been applied for the pension liability calculation, the DBO at December 31, 2018 would have been approximately SEK 9.5 (9.1) billion lower.

US and UK

The defined benefit obligation has been calculated using a discount rate based on yields of high-quality corporate bonds, where “high-quality” has been defined as a rating of AA and above.

Total remeasurements in Other comprehensive income (loss) related to post-employment benefits

	2018	2017
Actuarial gains and losses (+/–)	–1,887	1,210
The effect of asset ceiling	87	27
Swedish special payroll taxes 1)	–653	–267

Total	–2,453	970

1)	Swedish payroll taxes are included in recognized gain/loss during the year in OCI.

Sensitivity analysis of significant actuarial assumptions

SEK billion	2018	2017
Impact on the DBO of an increase in the discount rate
Discount rate, Sweden +0.5%	–5.0	–4.5
Discount rate, US +0.5%	–1.0	–1.1
Discount rate, UK +0.5%	–1.3	–1.5
Discount rate, weighted average of total +0.5%	–8.3	–8.1
Impact on the DBO of an decrease in the discount rate
Discount rate, Sweden –0.5%	+5.4	+5.2
Discount rate, US –0.5%	+1.1	+1.2
Discount rate, UK –0.5%	+1.5	+1.8
Discount rate, weighted average of total –0.5%	+9.2	+9.3

81 Financials – Notes to the consolidated financial statements	Ericsson Annual Report on Form 20-F 2018

G2 Information regarding members of the Board of Directors and Group management

Remuneration to the Board of Directors

Remuneration to members of the Board of Directors

SEK	Board fees	Number of synthetic shares/ portion of Board fee	Value at grant date of synthetic shares allocated in 2018	Number of previously allocated synthetic shares outstanding		Net change in value of synthetic shares 1)		Committee fees	Total fees paid in cash 2)	Total remuneration 2018
			A			B			C	(A+B+C)
Board member
Ronnie Leten	4,075,000	30,969/50%	2,037,330	—		375,654		375,000	2,412,500	4,825,484
Helena Stjernholm	990,000	7,523/50%	494,909	19,754		494,201		175,000	670,000	1,659,110
Jacob Wallenberg	990,000	11,285/75%	742,396	28,390		748,678		175,000	422,500	1,913,574
Jon Fredrik Baksaas	990,000	11,285/75%	742,396	12,992		307,523		200,000	447,500	1,497,419
Jan Carlson	990,000	11,285/75%	742,396	12,992		307,523		425,000	672,500	1,722,419
Nora Denzel	990,000	3,761/25%	247,422	9,819		276,017		425,000	1,167,500	1,690,939
Börje Ekholm	—	—	—	24,789		737,547		—	—	737,547
Eric A. Elzvik	990,000	3,761/25%	247,422	4,330		102,491		350,000	1,092,500	1,442,413
Kurt Jofs	990,000	11,285/75%	742,396	—		136,887		350,000	597,500	1,476,783
Kristin S. Rinne	990,000	3,761/25%	247,422	16,056		352,161		200,000	447,500	1,047,083
Employee Representatives
Torbjörn Nyman	31,500	—	—	—		—		—	31,500	31,500
Kjell-Åke Soting	40,500	—	—	—		—		—	40,500	40,500
Roger Svensson	48,000	—	—	—		—		—	48,000	48,000
Karin Åberg 3)	13,500	—	—	—		—		—	13,500	13,500
Per Holmberg (deputy) 4)	1,500	—	—	—		—		—	1,500	1,500
Tomas Lundh (deputy) 5)	7,500	—	—	—		—		—	7,500	7,500
Anders Ripa (deputy)	21,000	—	—	—		—		—	21,000	21,000
Loredana Roslund (deputy)	21,000	—	—	—		—		—	21,000	21,000

Total	12,179,500	94,915	6,244,089	129,122		3,838,682		2,675,000	8,114,500	18,197,271

Total	12,179,500	94,915	6,244,089	153,178	7)	4,393,522	7)	2,675,000	8,114,500	18,752,111	7)

1)	The difference in value as of the time for payment, compared to December 31, 2017, for synthetic shares allocated in 2013 (for which payment was made in 2018).

The difference in value as of December 31, 2018 compared to December 31, 2017, for synthetic shares allocated in 2014, 2015, 2016 and 2017. Calculated on a share price of SEK 77.92. The difference in value as of December 31, 2018, compared to grant date for synthetic shares allocated in 2018.

The value of synthetic shares allocated in 2014, 2015, 2016 and 2017 includes respectively SEK 3.40, SEK 3.70, SEK 1.00 and SEK 1.00 per share in compensation for dividends resolved by the Annual General Meetings 2015, 2016, 2017 and 2018 and the value of the synthetic shares allocated in 2013 includes dividend compensation for dividends resolved in 2014, 2015, 2016 and 2017.

2)	Committee fee and cash portion of the Board fee.
3)	Left the Board in connection with the Annual General Meeting of shareholders 2018.
4)	Joined the Board in November 2018.
5)	Left the Board in September 2018.
6)	Excluding social security charges in the amount of SEK 4,176,652.
7)	Including synthetic shares previously allocated to the former Directors Kristin Skogen Lund and Sukhinder Singh Cassidy.

Comments to the table

•	The Chair of the Board was entitled to a Board fee of SEK 4,075,000 and a fee of SEK 200,000 as Chair of the Finance Committee and a fee of SEK 175,000 as member of the Remuneration Committee.

•	The other Directors elected by the Annual General Meeting were entitled to a fee of SEK 990,000 each. In addition, the Chair of the Audit and Compliance Committee was entitled to a fee of SEK 350,000 and the other non- employee members of the Audit and Compliance Committee were entitled to a fee of SEK 250,000 each. The Chairs of the Finance, Remuneration and Technology and Science Committees were entitled to a fee of SEK 200,000 each and the other non-employee members of these Committees were entitled to a fee of SEK 175,000 each.

•	Members of the Board, who are not employees of the Company, have not received any remuneration other than the fees and synthetic shares as above. None of the Directors have entered into a service contract with the Parent Company or any of its subsidiaries, providing for termination benefits.

•	Members and deputy members of the Board who are Ericsson employees received no remuneration or benefits other than their entitlements as employees and a fee to the employee representatives and their deputies of SEK 1,500 per attended Board meeting and Committee meeting.

•	The Annual General Meeting 2018 resolved that non-employee Directors may choose to receive the Board fee (i.e., exclusive of Committee fee) as follows: i) 25% of the Board fee in cash and 75% in the form of synthetic shares, with a value corresponding to 75% of the Board fee at the time of allocation, ii) 50% in cash and 50% in the form of synthetic shares, or iii) 75% in cash and 25% in the form of synthetic shares. Directors may also choose not to participate in the synthetic share program and receive 100% of the Board fee in cash. Committee fees are always paid in cash.

The number of synthetic shares allocated is based on a volume-weighted average of the market price of Ericsson Class B shares on Nasdaq Stock-holm during the five trading days immediately following the publication of Ericsson’s interim report for the first quarter 2018; SEK 65,79. The number of synthetic shares is rounded down to the nearest whole number of shares.

The synthetic shares are vested during the Directors’ term of office and the right to receive payment with regard to the allocated synthetic shares occurs after the publication of the Company’s year-end financial statement during the fifth year following the Annual General Meeting which resolved on the synthetic share program, i.e., in 2023. The amount payable shall be determined based on the volume-weighted average price for shares of Class B during the five trading days immediately following the publication of the year-end financial statement.

Synthetic shares were allocated to members of the Board for the first time in 2008 and have been allocated annually since then on equal terms and conditions. Payment based on synthetic shares allocated in 2013 occurred in 2018. The amounts paid in 2018 under the synthetic share programs were determined based on the volume-weighed average price for shares of Class B on Nasdaq Stockholm during the five trading days

82 Financials – Notes to the consolidated financial statements	Ericsson Annual Report on Form 20-F 2018

Note G3, cont’d.

immediately following the publication of the year-end financial statements for 2017: SEK 51.71 and totalled SEK 880,722 excluding social security charges. The payments made do not constitute a cost for the Company in 2018. The Company’s costs for the synthetic shares have been disclosed each year and the net change in value of the synthetic shares for which payment was made in 2018, is disclosed in the table “Remuneration to members of the Board of Directors” on page 81.

The value of all outstanding synthetic shares fluctuates in line with the market value of Ericsson’s Class B share and may differ from year to year compared to the original value on their respective grant dates. The change in value of the outstanding synthetic shares is established each year and affects the total recognized costs that year. As of December 31, 2018, the total outstanding number of synthetic shares under the programs is 248,093 and the total accounted debt is SEK 19,765,326.

Remuneration to the Group management

The Company’s costs for remuneration to the Group management are the costs recognized in the Income statement during the fiscal year. These costs are disclosed under “Remuneration costs” below.

Costs recognized during a fiscal year in the Income statement are not fully paid by the Company at the end of the fiscal year. The unpaid amounts that the Company has in relation to the Group management are disclosed under “Outstanding balances.”

Guidelines for remuneration to Group management 2018

For Group management consisting of the Executive Team (ET), including the President and CEO, total remuneration consists of fixed salary, short- and long-term variable compensation, pension and other benefits. The following guidelines apply to the remuneration of the Executive Team:

•	Variable compensation is in cash and stock-based programs awarded against specific business targets derived from the long-term business plan approved by the Board of Directors. Targets may include share-price related or financial targets at either Group or unit level, operational targets, employee engagement targets or customer satisfaction targets.

•	All benefits, including pension benefits, follow the competitive practice in the home country taking total compensation into account.

•	By way of exception, additional arrangements can be made when deemed necessary. An additional arrangement can be renewed but each such arrangement shall be limited in time and shall not exceed a period of 36 months and twice the remuneration that the individual would have received had no additional arrangement been made.

•	The standard mutual notice period is no more than six months. Upon termination of employment by the Company, severance pay amounting to a maximum of 18 months fixed salary is paid. Notice of termination given by the employee due to significant structural changes, or other events that in a determining manner affect the content of work or the condition for the position, is equated with notice of termination served by the Company.

•	On a case to case basis, the mutual notice period can be increased to no more than 12 months in which case there will be a corresponding reduction in severance pay (where applicable). In all circumstances, fixed salary during the notice period plus any severance pay payable will not together exceed an amount equivalent to the individual’s 24 months fixed salary.

Remuneration costs

The total remuneration to the President and CEO and to other members of the Group management, consisting of the ET, includes fixed salary, short- and long-term variable compensation, pension and other benefits. These remuneration elements are based on the guidelines for remuneration to Group management as approved by the Annual General Meeting (AGM) of shareholders held in 2018: see the approved guidelines in the previous section “Guidelines for remuneration to Group management 2018.”

Remuneration costs for the President and CEO and other members of Executive Team (ET)

SEK	President and CEO 2018	President and CEO 2017	Other members of ET 2018	Other members of ELT 2017	Total 2018	Total 2017
Salary 1)	15,362,592	14,379,170	87,557,407	108,135,646	102,919,999	122,514,816
Termination benefits	—	—	8,977,037	54,023,816	8,977,037	54,023,816
Annual variable remuneration provision earned for the year	—	—	26,041,833	7,331,278	26,041,833	7,331,278
Long-term variable compensation provision	18,351,265	6,119,323	16,549,282	9,840,643	34,900,547	15,959,966
Pension costs 2)	7,890,372	7,528,073	31,776,195	31,592,635	39,666,567	39,120,708
Other benefits	424,513	318,187	11,785,239	17,311,905	12,209,752	17,630,092
Social charges and taxes	13,205,431	8,894,255	51,255,788	52,086,808	64,461,219	60,981,063

Total	55,234,173	37,239,008	233,942,781	280,322,731	289,176,954	317,561,739

1)	Includes compensation for unused vacation days.
2)	Includes cash payments to the President and CEO in lieu of defined contribution payment in a cost neutral way to Ericsson.

Comments to the table

•	Fredrik Jejdling appointed as Executive Vice President by the Board of Directors effective November 7, 2017, did not act as deputy to the President and CEO in 2018. Information regarding Fredrik Jejdling is included in the group “Other members of ET.”

•	The group “Other members of ET” comprises of the following persons: MajBritt Arfert, Arun Bansal, Niklas Heuveldop, Chris Houghton, Rafiah Ibrahim, Fredrik Jejdling, Peter Laurin, Carl Mellander, Nunzio Mirtillo, and Helena Norrman. In addition, Jan Karlsson joined ET on February 1, 2018, and Xavier Dedullen, Erik Ekudden and Åsa Tamsons joined ET on April 1, 2018. Elaine Weidman-Grunewald (left ET effective February 1, and Ericsson July 31, 2018), Ulf Ewaldsson (left ET effective February 1, and Ericsson December 31, 2018) and Nina Macpherson (left ET and Ericsson effective March 31, 2018 due to retirement).

•	The salary stated in the table for the President and CEO and other members of the ET includes vacation pay paid during 2018 as well as other contracted compensation expenses in 2018.

•	“Long-term variable compensation provision” refers to the compensation costs for all outstanding share-based plans for full year 2018.

•	For members of the ET employed in Sweden before 2011, a supplementary plan is applied in addition to the occupational pension plan for salaried staff on the Swedish labor market (ITP) with pension payable from the age of 60 years. These pension plans are not conditional upon future employment at Ericsson.

Outstanding balances

The Company has recognized the following liabilities relating to unpaid remunerations in the Balance sheet:

•	Ericsson’s commitments for defined benefit based pensions as of December 31, 2018, for other members of ET under IAS 19 amounted to SEK 56.0 (45.7) million of which SEK 45.2 (37.0) million refers to the ITP and early retirement, and the remaining SEK 10.9 (8.7) million to disability and survivors’ pensions. The President and CEO does not have a Swedish defined benefit based pension plan, hence, Ericsson bears no commitment.

•	For previous Presidents and CEOs, the Company has made provisions for defined benefit pension plans in connection with their active service periods within the Company.

83 Financials – Notes to the consolidated financial statements	Ericsson Annual Report on Form 20-F 2018

G3 Share-based compensation

The table below shows the maximum outstanding matching rights for the President and CEO and the other members of the Executive team (ET) under the currently open Stock Purchase Plans (SPP) and Executive Performance Stock Plans (EPSP).

Maximum outstanding matching rights

As of December 31, 2018 Number of Class B shares	The President and CEO	Other members of the ET
Stock Purchase Plans 2015–2016
Executive Performance Stock Plans 2015–2016	—	125,568

Comments to the table

•	For the definition of matching rights, see the description in section “Long term variable compensation”.

•	Matching result of 22.22% is included for the 2015 EPSP.

•	Cash conversion targets for the 2015 EPSP for the years 2016 and 2018 were reached, but it was not reached in 2017.

•	During 2018, no matching shares were received by President and CEO since Börje Ekholm is not entitled for the Stock Purchase and Executive Performance Stock Plans.

•	During 2018, other members of the ET received 67,987 matching shares.

Option agreements

Prior to taking office as President and CEO of Ericsson, Board member Börje Ekholm entered into an option agreement in 2016 with Investor AB and AB Industrivärden, shareholders of Ericsson. Each of these two shareholders has issued 1,000,000 call options to Börje Ekholm on market terms (valuation conducted, using the Black & Scholes model, by an independent third party). Under the agreements, Börje Ekholm has purchased in total 2,000,000 call options, issued by the shareholders, for a purchase price of SEK 0.49 per call option. Each call option entitles the purchase of one Ericsson B share from the shareholders at a strike price of SEK 80 per share during one year after a seven-year period. Since the President and CEO has the power to influence the dividend paid by the Company, a potential conflict of interest exists. The option agreements therefore contain a strike price recalculation mechanism which is intended to make the options payoff neutral regardless of what the actual dividends are. Due to the fact that the call options were purchased on market terms as described above, no compensation expense has been recognized by the Company and will not be recognized during the remaining part of the seven-year period.

Long-Term Variable compensation

Following discontinuation of the previous long-term variable compensation programs at the end of 2016, the Company introduced the new Long-Term Variable Compensation Program (LTV) for the Executive Team, the new Executive Performance Plan (EPP) for senior managers and the new Key Contributor Plan (KC Plan) for key employees as integral parts of its remuneration strategy starting from 2017.

2017–2018 Long-Term Variable Compensation Programs (LTV) for the Executive Team

The Long-Term Variable Compensation Program (LTV) for the ET is designed to provide long-term incentives for members of the ET and to incentivize the Company’s performance creating long-term value. The aim is to attract, retain, and motivate the executives in a competitive market through performance based share related incentives and to encourage the build-up of significant equity holdings to align the interests of the participants with those of the shareholders.

The 2018 Long-Term Variable Compensation Program (LTV 2018) was approved by the AGM 2018 and includes all members of the ET, a total of 14 (16) employees in 2018, including the President and CEO, but excluding Ulf Ewaldsson, Elaine Weidman-Grunewald and Nina Macpherson who left the ET prior to the award grant date of May 18, 2018, and Jan Karlsson who carried over his EPP entitlement for 2018 after his appointment to the ET.

Awards under LTV are granted to the participant, provided that certain performance conditions are met, to receive a number of shares, free of charge, following expiration of a three-year vesting period (“Performance Share Awards”). Allotment of shares pursuant to Performance Share Awards are subject to the achievement of the performance criteria, as set out below, and generally requires that the participant retains his or her employment over a period of three years from the date of grant (the “Vesting Period”). All major decisions relating to LTV are taken by the Remuneration Committee, with approval by the full Board of Directors as required.

The participants were granted Performance Share Awards on May 18, 2018. The value of the underlying shares in respect of the Performance Share Award made to the President and CEO was 180% of the annual base salary, and for other participants ranged between 30% and 70% of the participants’ respective annual base salaries at the time of grant. The increase of the maximum value of the underlying shares in respect of the Performance Share Awards made to the ET members other than the President and CEO from 22.5% in 2017 to between 30% and 70% of the participants’ respective base salaries at the time of grant in 2018 was approved by the AGM 2018 with the intention to increase the long-term focus and alignment with the long-term expectations of the shareholders. The share price used to calculate the number of shares to which the Performance Share Award entitles was calculated as the volume-weighted average of the market price of Ericsson B shares on Nasdaq Stockholm during the five trading days immediately following the publication of the Company’s interim report for the first quarter of 2018.

The vesting of Performance Share Awards is subject to the satisfaction of challenging performance criteria which will determine what portion, if any, of the Performance Share Awards will vest at the end of the Performance Period. Following continous evaluation of the Long-Term Variable Compensation Programs a one-year Group operating income target was added to LTV 2018 measured over the period January 1, 2018 to December 31, 2018, to support achieving the Company’s 2020 targets, in addition to the three-year targets relating to total shareholder return (TSR), which were also used for LTV 2017.

The performance criteria relating to TSR are absolute TSR development and relative TSR development for the Ericsson B share over the period January 1, 2018 to December 31, 2020 (the “Performance Period”).

The performance criteria for LTV 2018 and LTV 2017 along with the details on how the performance criteria will be calculated and measured are explained in minutes from the AGM 2018 under Item 17, and summarized in the table below.

The Board resolved on the vesting level for the 2018 Group operating income performance condition as 200% for this portion of the performance share awards granted based on a 2018 Group operating income excluding restructuring charges and the provisions taken in Q4 2018 related to the revised BSS strategy.

Provided that the above performance criteria have been met during the Performance Period and that the participant has retained his or her employment (unless special circumstances are at hand) during the Vesting Period, allotment of vested shares will take place as soon as practicably possible following the expiration of the Vesting Period.

LTV and EPP Performance Criteria

Program Year	Target	Criteria	Weight	Performance Period	Vesting
2018	2018 Group Operating Income	Range (SEK billion): 4.6–9.6	50%	January 1, 2018— December 31, 2018	0%–200% (linear pro-rata)
2018	Absolute TSR	Range: 6%–14%	30%	January 1, 2018— December 31, 2020	0%–200% (linear pro-rata)
2018	Relative TSR	Ranking of Ericsson: 7–2	20%	January 1, 2018— December 31, 2020	0%–200% (linear pro-rata) 1)
2017	Absolute TSR	Range: 6%–14%	50%	January 1, 2017— December 31, 2019	0%–200% (linear pro-rata)
2017	Relative TSR	Ranking of Ericsson: 12–5	50%	January 1, 2017— December 31, 2019	0%–200% (linear pro-rata) 1)

1)

The portion of the performance share awards granted to a participant based on the relative TSR performance condition is subject to fulfillment of the related performance criteria over the performance period compared to Peer Groups consisting of 12 and 18 companies respectively for the program years 2018 and 2017. The vesting of the performance share awards under this performance condition will vary depending on the Company’s TSR performance ranking versus the other companies in the Peer Group at the end of the performance period.

84 Financials – Notes to the consolidated financial statements	Ericsson Annual Report on Form 20-F 2018

Note G3, cont’d.

When determining the final vesting level of Performance Share Awards, the Board of Directors shall examine whether the vesting level is reasonable considering the Company’s financial results and position, conditions on the stock market and other circumstances, and if not, as determined by the Board of Directors, reduce the vesting level to a lower level deemed appropriate by the Board of Directors.

In the event delivery of shares to the participants cannot take place under applicable law or at a reasonable cost and employing reasonable administrative measures, the Board of Directors will be entitled to decide that participants may, instead, be offered cash settlement.

LTV share-settled plan for the President and CEO and Executive Team

Plan (million shares)	Long-term variable compensation programs
	LTV 2018	LTV 2017	Total
Maximum shares required	3.0	3.0	6.0
Granted shares	0.8	0.7	1.5
Increase due to performace condition	0.4	—	0.4
Outstanding number of shares end of 2018	1.2	0.7	1.9
Compensation cost charged during 2018 (SEK million) 1)	17.9	14.7	32.6	1)
Of which the President and CEO:
Granted shares	0.4	0.4	0.8
Outstanding number of shares end of 2018	0.6	0.4	1.0
Compensation cost charged during 2018 (SEK million)	8.6	9.8	18.4

1)	Total compensation cost charged during 2017: SEK 9.9 million.

The maximum number of shares required for LTV 2018 is 3.0 (3.0) million. 0.8 (0.7) million shares were granted to the ET members in May 18, 2018.

The 2018 ET plan is a share-settled plan recognized over a three-year service period that has two types of conditions, market conditions and performance condition. The weighted fair value for LTV 2018 market conditions was calculated as per the share price at grant date May 18, 2018 and amounted to SEK 79.70. The share price at grant date was SEK 65.79. The fair value for the market conditions calculated is the weighted average of the fair values including adjustments for absolute and relative TSR performance criteria on the grant date, using a Monte Carlo model, which uses a number of inputs, including expected dividends, expected share price volatility and the expected period to exercise. The amount is fixed for the service period, except for any persons leaving.

The performance condition for the ET plan is based on the outcome of the Group operating income as per 2018 fiscal year. For the performance condition the number of shares are adjusted in relation to the achievement level of the performance condition at the end of the performance period. The outcome of the performance conditions was achieved at a vesting level of 200% and the total number of shares has been increased by 0.4 million shares to 1.2 million shares. The share price for the performance condition was SEK 62.93 and is calculated based on the share price at grant, reduced by the net present value of the dividend expectations during the three-year service period.

The 2017 LTV program is a share-settled plan with market conditions accounted for as described for LTV 2018. The total compensation expense is calculated based on the fair value at grant date and recognized over the service period of three years. The amount is fixed for the service period, except for any persons leaving. The fair value for LTV 2017 at grant date was calculated as per May 18, 2017 and amounted to SEK 65.68. The share price at grant date May 18, 2017 was SEK 57.15.

The accounting treatment for LTV is prescribed in IFRS 2 Share-based payment as described in Note A1, “Significant accounting policies.”

2017–2018 Executive Performance Plans (EPP)

The Executive Performance Plan (EPP) is designed to attract, retain, and motivate senior managers in a competitive market through performance based long-term cash incentive supporting the achievement of the Company’s long-term strategies and business objectives.

Under the 2018 Executive Performance Plan (EPP 2018), up to 182 (500) senior managers were identified to be eligible for the plan, and 171 (452) of these 182 (500) senior managers were selected as participants to the plan through a nomination process that identifies individuals according to performance, potential, critical skills, and business critical roles. There are two award levels at 15% and 22.5% of the participants’ annual gross salary. Participants are assigned a potential award, which is converted into a number of synthetic shares based on the same market price of Ericsson B shares used for the respective year’s LTV program. The three-year vesting period is the same as for the LTV program. The vesting level of the award is subject to the achievement of the same performance criteria over the same Performance Periods defined for the respective year’s LTV program, and generally requires that the participant retains his or her employment over the Vesting Period. At the end of the Vesting Period, the allotted synthetic shares are converted into a cash amount, based on the market price of Ericsson B shares at Nasdaq Stockholm at the payout date, and this final amount is paid to the participant in cash gross before tax.

The accounting treatment for EPP is prescribed in IFRS 2 Share-based payment as described in Note A1, “Significant accounting policies.” At the start of the service period, compensation costs are calculated as for the respective year’s LTV program. As it is a cash settled plan the compensation expense is remeasured during the service period, considering the impact of the share price development targets, being the same as under the respective year’s LTV program. Total compensation expense for the Company is the same as the total pay-out to the employee.

2017–2018 Key Contributor Plans (KC Plan)

The Key Contributor Plan (KC Plan) is designed to recognize the best talent, individual performance, potential and critical skills as well as to encourage the retention of key employees. Under the 2018 Key Contributo Plan (2018 KC Plan), up to 6,037 (7,000) employees were identified to be eligible for the plan, and 5,886 (6,876) of these 6,037 (7,000) employees were selected through a nomination process that identifies individuals according to performance, potential, critical skills, and business critical roles. There are two award levels at 10% and 25% of the participants’ annual gross salary. Participants are assigned a potential award, which is converted into a number of synthetic shares based on the same market price of Ericsson B shares used for the respective year’s LTV program. There is a mandatory three-year retention period for receiving the award and the award is subject only to continued employment until the end of the retention period. The value of each synthetic share is driven by the absolute share price performance of Ericsson B shares during the retention period. At the end of the retention period, the synthetic shares are converted into a cash amount, based on the market price of Ericsson B shares Nasdaq Stockholm at the payout date, and this final amount is paid to the Participant in cash gross before tax.

The cost of the cash-settled plans (EPP and KC Plan) is shown in the table below:

LTV cash-settled plans

(million)	Number of synthetic shares
Plan	LTV 2018	LTV 2017	Total
Executive Performance Plan	1.0	1.9	2.9
Key Contributor Plan	9.4	10.5	19.9

Total	10.4	12.4	22.8

Compensation cost under LTV cash-settled plans

(SEK million)	Compensation cost year 2018
Plan	LTV 2018	LTV 2017	Total
Executive Performance Plan 1)	19.8	110.7	130.5
Key Contributor Plan 2)	155.9	322.9	478.8	3)

Total	175.7	433.6	609.3

1)	Fair value for EPP SEK 98.97 for LTV 2018 and 136.16 (65.68) for LTV 2017.
2)	Fair value for KC Plan SEK 79.98 for LTV 2018 and 81.06 (56.55) for LTV 2017.
3)	Total compensation cost charged during 2017: SEK 170 million.

The accounting treatment for KC Plan is prescribed in IFRS 2 Share-based payment as described in Note A1, “Significant accounting policies.” At grant date the share price was SEK 65.79 (57.15). As it is a cash settled plan the compensation expense is remeasured during the service period, considering the Ericsson share price development during the service period. The total cost for a plan for the three years of service is equal to the pay-out. Remaining liability for LTV 2017 was SEK 511 million and for LTV 2018 SEK 668 million.

85 Financials – Notes to the consolidated financial statements	Ericsson Annual Report on Form 20-F 2018

Note G3, cont’d.

2015–2016 Long-Term Variable compensation programs

Until 2017, share-based compensation was made up of three different but linked plans: the all-employee Stock Purchase Plan, the Key Contributor Retention Plan, and the Executive Performance Stock Plan.

The Stock Purchase Plan (SPP)

The Stock Purchase Plan (SPP) was designed to offer an incentive for all employees to participate in the Company where practicable. For the 2016 and earlier plans, employees were able to save up to 7.5% of their gross fixed salary for purchase of Ericsson B contribution shares at market price on Nasdaq Stockholm or American Depositary Shares (ADSs) on NASDAQ New York (contribution shares) during a twelve-month period (contribution period). If the contribution shares are retained by the employee for three years after the investment and their employment with the Ericsson Group continues during that time, then the employee’s shares will be matched with a corresponding number of Ericsson B sshares or ADSs free of consideration. Employees in 100 countries participate in the plans.

The table below shows the contribution periods and participation details for ongoing plans as of December 31, 2018.

Stock Purchase Plans

Plan	Contribution period	Number of participants at launch	Take-up rate – percent of eligible employees
Stock Purchase plan 2015	August 2015– July 2016	33,800	31%
Stock Purchase plan 2016	August 2016 – July 2017	31,500	29%

The accounting treatment for SPP is prescribed in IFRS 2 “Share-based payment” as described in Note A1, “Significant accounting policies.” This plan is a stock purchase share-settled plan. The total cost for a plan for the three years of service is based on the number of shares that vest, due to savings and calculated based on the fair value of the shares as defined at grant date.

The Key Contributor Retention Plan

The Key Contributor Retention Plan was part of Ericsson’s talent management strategy and was designed to give recognition for performance, critical skills and potential as well as to encourage retention of key employees. Under the program, up to 10% of employees were selected through a nomination process that identifies individuals according to performance, critical skills and potential. Participants selected obtained one extra matching share in addition to the ordinary one matching share for each contribution share purchased under SPP during a twelve-month period.

Since no SPP was proposed after 2016, the cash-based KC Plan described above was introduced replacing the Key Contributor Retention Plan.

The accounting treatment for the Key Contributor Retention Plan is the same as for SPP, however, these employees receive two shares for each share invested.

Executive Performance Stock Plan targets

	Base year value SEK billion	Year 1	Year 2	Year 3
2016
Growth (Net sales growth)	246.9	Compound annual growth rate of 2%–6%
Margin (Operating income growth)1)	24.8	Compound annual growth rate of 5%–15%
Cash flow (Cash conversion)	—	≥70%	≥70%	≥70%

1)	Excluding extraordinary restructuring charges.

The Executive Performance Stock Plan (EPSP)

The Executive Performance Stock Plan (EPSP) was designed to focus management on driving earnings and provide competitive remuneration. Senior managers, including the members of the ET, were selected to obtain up to four or six extra shares (performance matching shares) in addition to the ordinary one matching share for each contribution share purchased under SPP. Up to 0.5% of employees were offered participation in the plan. The performance targets were linked to growth of Net Sales, Operating Income and Cash Conversion.

The table “Executive Performance Stock Plan targets” show ongoing Executive Performance Stock Plans as of December 31, 2018.

Since no SPP was proposed after 2016, the share-based LTV was introduced for the ET with the approval of shareholders in the AGM of shareholders.

For the senior managers, the cash based EPP was introduced replacing the Executive Performance Stock Plan. The LTV and the EPP are described above.

The accounting treatment for the Executive Performance Stock Plan is prescribed in IFRS 2 Share-based payment as described in Note A1 Significant accounting policies. This plan is a stock purchase share-settled plan with performance conditions. The total cost for a plan for the three years of service is based on the number of shares that vest, due to fulfillment of targets and savings. The costs are calculated based on the fair value of the shares as defined at grant date.

Shares for LTV 2014–2016

		Stock Purchase Plan, Key Contributor Retention Plan and Executive Performance Stock Plans
Plan (million shares)		2016		2015		2014		Total
Originally designated	A	21.6		23.5		22.8		67.9
Outstanding beginning of 2018	B	21.6		15.4		6.7		43.7
Awarded during 2018	C	—		—		—		—
Exercised/matched during 2018	D	1.5		3.6		6.5		11.6
Forfeited/expired during 2018	E	1.4		2.3		0.2		3.9
Outstanding end of 2018 1)	F=B+C–D–E	18.7		9.5		—		28.2
Compensation costs charged during 2018 (SEK million) 3)	G	321.7	2)	260.4	2)	62.8	2)	644.9

1)

Shares under the Executive Performance Stock Plans were based on the fact that the 2014 plan came out at 33%, in casu 67% lapsed and that the 2015 plan vested for 22% and lapsed for 78%. For the other ongoing plans, cost is estimated.

2)

Share price is calculated as the share price on the investment date, reduced by the net present value of the dividend expectations during the three-year vesting period. Net present value calculations are based on data from external party. For shares under the Executive Performance Stock Plans, the company makes a forecast for the fulfillment of the financial targets for all ongoing plans except for 2014 and 2015 plans as disclosed under 1) when calculating the compensation cost.

3)	Total compensation costs charged during 2017: SEK 876 million, 2016: SEK 957 million.

86 Financials – Notes to the consolidated financial statements	Ericsson Annual Report on Form 20-F 2018

Note G3, cont’d.

Shares for LTV 2014–2016 and LTV 2017

LTV 2014–2016 and LTV 2017 are funded with treasury stock and are equity settled. Treasury stock for all plans has been issued in directed cash issues of Class C shares at the quotient value and purchased under a public offering at the subscription price plus a premium corresponding to the subscribers’ financing costs, and then converted to Class B shares.

For all these plans, additional shares have been allocated for financing of social security expenses. Treasury stock is sold on the Nasdaq Stockholm to cover social security payments when arising due to matching/vesting of shares. During 2018, 1,594,920 shares were sold at an average price of SEK 66.97. Sales of shares are recognized directly in equity.

If, as of December 31, 2017, all shares allocated for future matching/vesting under the Stock Purchase Plan were transferred, and shares designated to cover social security payments were disposed of as a result of the exercise and the matching/vesting, approximately 33 million Class B shares would be transferred, corresponding to 1.0% of the total number of shares outstanding, or 3,297 million not including treasury stock. As of December 31, 2018, 37 million Class B shares were held as treasury stock.

The table on the previous page shows how shares (representing matching rights but excluding shares for social security expenses) are being used for all outstanding stock purchase plans, key contributor retention plans and excecutive performance stock plans. From up to down the table includes (A) the number of shares originally approved by the Annual General Meeting; (B) the number of originally designated shares that were outstanding at the beginning of 2018; (C) the number of shares awarded during 2018; (D) the number of shares matched during 2018; (E) the number of shares forfeited by participants or expired under the plan rules during 2018; and (F) the balance left as outstanding at the end of 2018, having added new awards to the shares outstanding at the beginning of the year and deducted the shares related to awards matched, forfeited and expired. The final row (G) shows the compensation costs charged to the accounts during 2018 for each plan, calculated as fair value in SEK.

For a description of compensation cost, including accounting treatment, see Note A1, “Significant accounting policies,” section Share-based compensation to employees and the Board of Directors.

G4 Employee information

Employee numbers, wages and salaries

Average number of employees by gender and market area

	2018			2017
	Women	Men	Total	Women	Men	Total
South East Asia, Oceania and India	4,740	18,957	23,697	5,212	19,773	24,985
North East Asia	4,024	8,375	12,399	4,189	8,657	12,846
North America	2,057	7,520	9,577	2,337	8,595	10,932
Europe and Latin America 1) 2)	11,627	36,290	47,917	13,135	40,647	53,782
Middle East and Africa	700	3,553	4,253	920	3,904	4,824

Total	23,148	74,695	97,843	25,793	81,576	107,369
1) Of which in Sweden	3,059	9,976	13,035	3,299	11,013	14,312
2) Of which in EU	8,918	27,590	36,508	10,534	31,130	41,664

Number of employees by market area at year-end

		2018	2017
South East Asia, Oceania and India		23,959	24,495
North East Asia		12,788	12,456
North America		9,727	10,009
Europe and Latin America 1) 2)		44,621	49,231
Middle East and Africa		4,264	4,544

Total		95,359	100,735
1) Of which in Sweden		12,502	13,864
2) Of which in EU		35,268	39,508

Number of employees by gender and age at year-end 2018

	Women	Men	Percent of total
Under 25 years old	1,190	1,961	3%
25–35 years old	9,294	25,284	36%
36–45 years old	6,292	24,276	32%
46–55 years old	4,168	16,366	22%
Over 55 years old	1,426	5,102	7%

Percent of total	23%	77%	100%

Employee movements

		2018	2017
Headcount at year-end		95,359	100,735
Employees who have left the Company		16,630	21,791
Employees who have joined the Company		11,254	11,062
Temporary employees		560	676

Wages and salaries and social security expenses

(SEK million)	2018	2017
Wages and salaries	53,298	58,966
Social security expenses	13,863	17,536
Of which pension costs	4,882	5,592

Amounts related to the President and CEO and the Executive Leadership Team are included in the table above.

Remuneration to Board members and Presidents in subsidiaries

(SEK million)	2018	2017
Salary and other remuneration	273	347
Of which annual variable remuneration	28	79
Pension costs 1)	25	32

1)	Pension costs are over and above any social secutity charges and taxes.

Board members, Presidents and Group management by gender at year end

	2018		2017
	Women	Men	Women	Men
Parent Company
Board members and President	23%	77%	43%	57%
Group Management	27%	73%	36%	64%
Subsidiaries
Board members and Presidents	19%	81%	19%	81%

87 Financials – Notes to the consolidated financial statements	Ericsson Annual Report on Form 20-F 2018

Section H – Other

H1 Taxes

The Company’s tax expense for 2018 was SEK –4,813 (3,525) million or –329.1% (9.8%) of income after financial items. The tax rate may vary between years depending on business and geographical mix. Items reported for income taxes include a reasonable estimate of the impact of the material aspects of the Swedish tax rate reduction which was signed into law on June 14, 2018, on the deferred tax assets and liabilities. The law reduces the corporate income tax from 22% to 21.4% from January 1, 2019, and to 20.6% from January 1, 2021.

Income taxes recognized in the income statement

	2018	2017 1)	2016 1)
Current income taxes for the year	–5,513	–4,168	–3,654
Current income taxes related to prior years	–392	83	–489
Deferred tax income/expense (+/–)	1,097	7,613	2,266
Share of taxes in joint ventures and associated companies	–5	–3	–5

Tax expense/benefit	–4,813	3,525	–1,882

1)	2017 and 2016 are restated due to implementation of IFRS 15 “Revenue from Contracts with Customers,” for more information see Note A3, “Changes in accounting policies.”

A reconciliation between reported tax expense for the year and the theoretical tax expense that would arise when applying statutory tax rate in Sweden, 22.0%, on the consolidated income before taxes, is shown in the table below. The tax effect of rate change mainly includes the effect of the remeasurement of deferred tax assets following the reduction in the Swedish corporate income tax rate. The impairment of withholding tax assets is related to the revised BSS strategy that is estimated to negatively impact the possibility of utilization of such taxes in Sweden.

Reconciliation of Swedish income tax rate with effective tax rate

	2018	2017 1)	2016 1)
Expected tax expense at Swedish tax rate 22.0%	322	7,910	–637
Effect of foreign tax rates	–773	205	–536
Current income taxes related to prior years	–392	83	–489
Remeasurement of tax loss carry-forwards	113	–150	143
Remeasurement of deductible temporary differences	33	127	119
Impairment of withholding tax	–3,000	–1,273	–456
Tax effect of non-deductible expenses	–1,130	–2,871	–901
Tax effect of non-taxable income	722	480	935
Tax effect of changes in tax rates	–708	–986	–60

Tax expense/benefit	–4,813	3,525	–1,882
Effective tax rate	–329.1%	9.8%	65.0%

1)	2017 and 2016 are restated due to implementation of IFRS 15 “Revenue from Contracts with Customers,” for more information see Note A3, “Changes in accounting policies.”

Deferred tax balances

Deferred tax assets and liabilities are derived from the balance sheet items as shown in the table below.

Tax effects of temporary differences and tax loss carry-forwards

	Deferred tax assets	Deferred tax liabilities	Net balance
2018
Intangible assets and property, plant and equipment	1,182	2,125
Current assets	3,614	731
Post-employment benefits	5,459	842
Provisions	4,441	—
Other	3,223	188
Loss carry-forwards	8,449	—

Deferred tax assets/liabilities	26,368	3,886	22,482
Netting of assets/liabilities	–3,216	–3,216

Deferred tax balances, net	23,152	670	22,482

2017 1)
Intangible assets and property, plant and equipment	894	2,374
Current assets	3,402	866
Post-employment benefits	4,886	704
Provisions	1,846	15
Other	3,556	275
Loss carry-forwards	10,712	—

Deferred tax assets/liabilities	25,296	4,234	21,062
Netting of assets/liabilities	–3,333	–3,333

Deferred tax balances, net	21,963	901	21,062

1)	2017 is restated due to implementation of IFRS 15 “Revenue from Contracts with Customers,” for more information see Note A3, “Changes in accounting policies.”

Changes in deferred taxes, net

	2018	2017 1)
Opening balance, net	21,062	14,851
Opening balance adjustment due to IFRS 9	288	—

Opening balance, adjusted	21,350	14,851
Recognized in net income (loss)	1,097	7,613
Recognized in other comprehensive income (loss)	285	–563
Acquisitions/disposals of subsidiaries	–116	—
Reclassification to current tax	–289	–462
Translation difference	155	–377

Closing balance, net	22,482	21,062

1)	2017 is restated due to implementation of IFRS 15 “Revenue from Contracts with Customers,” for more information see Note A3, “Changes in accounting policies.”

Tax effects reported directly in Other comprehensive income (loss) amount to SEK 285 (–563) million, of which actuarial gains and losses related to pensions constituted SEK 329 (–547) million.

Deferred tax assets are only recognized in countries where the Company expects to be able to generate corresponding taxable income in the future to benefit from tax reductions.

Deferred tax assets and liabilites have been adjusted for the effect of the reduction of the Swedish corporate income tax rate.

88 Financials – Notes to the consolidated financial statements	Ericsson Annual Report on Form 20-F 2018

Note H1, cont’d.

Tax loss carry-forwards

Significant tax loss carry-forwards are related to Sweden, the United States and Germany. These countries have long or indefinite periods of utilization. Of the total SEK 8,449 (10,712) million recognized deferred tax assets related to tax loss carry-forwards, SEK 7,006 (8,795) million relates to Sweden.

Deferred tax assets regarding tax loss carry-forwards are reported to the extent that realization of the related tax benefit through future taxable profits is probable also when considering the period during which these can be utilized, as described below. Future income projections support the recognition of deferred tax assets.

As of December 31, 2018, the recognized tax loss carry-forwards amounted to SEK 39,415 (47,360) million. The reduction is primarily attributable to utilization of the loss carry-forward against current year’s taxable income. The tax value of the tax loss carry-forward is reported as a tax asset based on the indefinite utilization period and the expectation that the group will realize a significant taxable income to offset these loss carry-forwards.

The final years in which the recognized tax loss carry-forwards can be utilized are shown in the following table.

Tax loss carry-forwards

Year of expiration	Tax loss carry-forwards	Tax value
2019	1	—
2020	1	—
2021	168	25
2022	414	122
2023	121	23
2024 or later	38,710	8,279

Total	39,415	8,449

In addition to the table above there are tax loss carry-forwards of SEK 4,223 (4,544) million at a tax value of SEK 773 (842) million that have not been recognized due to judgments of the possibility they will be used against future taxable profits in the respective jurisdictions. The majority of these tax loss carry-forwards have an expiration date in excess of five years.

H2 Earnings per share

Earnings per share

	2018	2017 1)	2016 1)
Basic
Net income (loss) attributable to stockholders of the Parent Company (SEK million)	–6,530	–32,576	833
Average number of shares outstanding, basic (millions)	3,291	3,277	3,263
Earnings (loss) per share, basic (SEK)	–1.98	–9.94	0.26
Diluted
Net income (loss) attributable to stockholders of the Parent Company (SEK million)	–6,530	–32,576	833
Average number of shares outstanding, basic (millions)	3,291	3,277	3,263
Dilutive effect for stock purchase (millions)	—	—	40
Average number of shares outstanding, diluted (millions)	3,291	3,277	3,303
Earnings (loss) per share, diluted (SEK)	–1.98	–9.94	0.25

1)	2017 and 2016 are restated due to implementation of IFRS 15 “Revenue from Contracts with Customers,” for more information see Note A3, “Changes in accounting policies.”

When a company reports a loss, the number of shares used for calculating earnings diluted per share shall be the same as for basic calculation.

H3 Statement of cash flows

Interest paid in 2018 was SEK –829 million (SEK –794 million in 2017 and SEK –1,269 million in 2016) and interest received in 2018 was SEK –283 million (SEK 1 million in 2017 and SEK 110 million in 2016). Taxes paid, including withholding tax, were SEK –5,874 million in 2018 (SEK –4,724 million in 2017 and SEK –9,105 million in 2016).

Cash and cash equivalents include cash of SEK 18,998 (18,403) million and temporary investments of SEK 19,391 (17,481) million. For more information regarding the disposition of cash and cash equivalents and unutilized credit commitments, see Note F4, “Interest-bearing liabilities.”

Cash and cash equivalents as of December 31, 2018, include SEK 3.1 (3.1) billion in countries where there exists significant cross-border conversion restrictions due to hard currency shortage or strict government controls. This amount is therefore not considered available for general use by the Parent Company.

Adjustments to reconcile net income to cash

	2018	2017 1)		2016 1)
Property, plant and equipment
Depreciation	3,275	4,103		4,421
Impairment losses/reversals of impairments	568	2,211		148

Total	3,843	6,314		4,569
Intangible assets
Amortizations
Capitalized development expenses	2,559	2,681		1,815
Intellectual Property Rights, brands and other intangible assets	1,387	1,667		2,650

Total amortizations	3,946	4,348		4,465
Impairments
Capitalized development expenses	254	2,245		85
Intellectual Property Rights, brands and other intangible assets	—	2,019		—
Goodwill	275	12,966		—

Total impairments	529	17,230		85

Total	4,475	21,578		4,550

Total depreciation, amortization and impairment losses on property, plant and equipment and intangible assets	8,318	27,892		9,119
Taxes	–1,897	–9,064	1)	–6,449	1)
Dividends from joint ventures/associated companies 2)	30	77		84
Undistributed earnings in joint ventures/ associated companies 2)	–53	–21		–26
Gains/losses on sales of investments and operations, intangible assets and PP&E, net 3)	212	–167		–37
Other non-cash items 4)	1,220	607		3,172

Total adjustments to reconcile net income to cash	7,830	19,324		5,863

1)	2017 and 2016 are restated due to implementation of IFRS 15 “Revenue from Contracts with Customers,” for more information see Note A3, “Changes in accounting policies.”
2)	See Note E3, “Associated companies.”
3)	See Note B4, “Other operating income and expense.”
4)	Refers mainly to unrealized foreign exchange, gains/losses on financial instruments.

For information about reconciliation of liabilities arising from financing activities, see Note F4, “Interest-bearing liabilities.”

89 Financials – Notes to the consolidated financial statements	Ericsson Annual Report on Form 20-F 2018

Note H3, cont’d.

Acquisitions/divestments of subsidiaries and other operations

	Acquisitions	Divestments
2018
Cash flow from business combinations1)	–1,220	226
Acquisitions/divestments of other investments	–398	107

Total	–1,618	333
2017
Cash flow from business combinations1)	–62	459
Acquisitions/divestments of other investments	–227	106

Total	–289	565
2016
Cash flow from business combinations1)	–781	25
Acquisitions/divestments of other investments	–203	337

Total	–984	362

1)	See also Note E2, “Business combinations.”

H4 Related party transactions

During 2018, various minor related party transactions were executed pursuant to contracts based on terms customary in the industry and negotiated on an arm’s length basis. For information regarding equity and Ericsson’s share of assets, liabilities and income in joint ventures and associated companies, see Note E3, “Associated companies.”

For information regarding transactions with the Board of Directors and Group management, see Note G2, “Information regarding members of the Board of Directors and Group management.”

For information about the Company’s pension trusts, see Note G1, “Post-employment benefits.”

H5 Fees to auditors

Fees to auditors

	PwC	Others	Total
2018
Audit fees	98	4	102
Audit-related fees	11	2	13
Tax fees	9	2	11
Other fees	9	6	15

Total	127	14	141

2017
Audit fees	89	2	91
Audit-related fees	11	—	11
Tax fees	13	4	17
Other fees	9	7	16

Total	122	13	135

2016
Audit fees	90	3	93
Audit-related fees	10	—	10
Tax fees	10	8	18
Other fees	16	11	27

Total	126	22	148

The total fee to PwC and their networks of firms is SEK 127 (122) millions. For 2018 SEK 39 (39) million has been paid to the auditors for the audit engagement to the audit firm PricewaterhouseCoopers AB, SEK 9 (10) million for other statutory engagements, SEK 1 (3) million for tax advisory services and SEK 8 (5) million for other services. No valuation services has been performed.

During the period 2016–2018, in addition to audit services, PwC provided certain audit-related services, tax and other services to the Company. The audit-related services include quarterly reviews, ISO audits, SSAE 16 reviews and services in connection with the issuing of certificates and opinions and consultation on financial accounting. The tax services include corporate tax compliance work. Other services include, work related to acquisitions and operational effectiveness.

Audit fees to other auditors largely consist of local statutory audits.

90 Financials – Notes to the consolidated financial statements	Ericsson Annual Report on Form 20-F 2018

H6 Events after the reporting period

Ericsson announces change to the Executive Team

On 16 January 2019, Ericsson announced that Helena Norrman, Senior Vice President, Chief Marketing and Communications Officer and Head of Marketing and Corporate Relations, has decided to leave Ericsson to pursue opportunities outside the company. She will leave her position no later than June 30, 2019.

Ericsson completes divestment of majority stake in MediaKind

On February 1 2019, Ericsson announced it had closed the divestment of the MediaKind business to the private equity firm One Equity Partners. One Equity Partners become majority owner, while Ericsson has 49% of the shares after the transaction on January 31, 2019. Ericsson anticipates that the transaction will generate a positive impact on operating income in Q1 2019 that with current visibility is estimated to SEK 0.4–0.6 billion and will be reported in segment Emerging Business and Other.

As of February 1, 2019, Ericsson’s 49% share of MediaKind results will be reported as share in earnings of JV and associated companies in segment Emerging Business and Other. MediaKind was in 2018 reported as part of segment Emerging Business and Other, as part Ericsson Media Solutions.

Ericsson announces change to the Executive Team

On 12 March 2019, Ericsson announced that Rafiah Ibrahim will leave her position as Senior Vice President and Head of Market Area Middle East & Africa and will take on a role as advisor to CEO Börje Ekholm.

Ericsson’s Annual General Meeting

On 27 March 2019, Ericsson held its Annual General Meeting in Stockholm, Sweden.

Decisions at the AGM 2019 included:

•	Payment of a dividend of SEK 1 per share

•	Re-election of Ronnie Leten as Chair of the Board of Directors

•	Re-election of other members of the Board of Directors: Jon Fredrik Baksaas, Jan Carlson, Nora Denzel, Eric A. Elzvik, Börje Ekholm, Kurt Jofs, Kristin S. Rinne, Helena Stjernholm and Jacob Wallenberg

Approval of Board of Directors’ fees:

•	Chair of the Board: SEK 4,075,000 (unchanged)

•	Other non-employee Board members: SEK 1,020,000 each (previously SEK 990,000)

•	Chair of the Audit and Compliance Committee: SEK 400,000 (previously SEK 350,000)

•	Other non-employee members of the Audit and Compliance Committee: SEK 250,000 each (unchanged)

•	Chairs of the Finance, Remuneration and Technology and Science Committees: SEK 200,000 each (unchanged)

•	Other non-employee members of the Finance, Remuneration and Technology and Science Committees: SEK 175,000 each (unchanged)

•	Approval for part of the Directors’ fees to be paid in the form of synthetic shares

•	Re-election of PricewaterhouseCoopers AB as external auditor

•	Approval of Guidelines for remuneration to Group Management

•	Implementation of a Long-Term Variable Compensation Program 2019 for the members of the Executive Team

91 Financials – Management’s report on internal control over financial reporting	Ericsson Annual Report on Form 20-F 2018

Management’s report on internal control over financial reporting

Internal control over financial reporting

Ericsson’s management is responsible for establishing and main-taining adequate internal control over financial reporting for the Company. Ericsson’s internal control system related to financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (IFRS) and includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards (IFRS), and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Although the purpose of internal control systems is to ensure adequate risk management all internal control systems, no matter how well designed, have inherent limitations which may result in that misstatements are not prevented or detected. Therefore, even systems determined to be effective can provide only reasonable assurance with respect to the reliability of financial statement preparation and presentation.

Ericsson’s management assessed the effectiveness of Ericsson’s internal control over financial reporting as of December 31,2018.

In making this assessment, management used the criteria set forth in “Internal Control - Integrated Framework (2013)”, issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management has concluded that, as of December 31, 2018, Ericsson’s internal control over financial reporting was effective at a reasonable assurance level.

Attestation report of registered public accounting firm

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2018, has been audited by Pricewa-terhouseCoopers AB, an independent registered public accounting firm. PricewaterhouseCoopers AB has issued an attestation report on Ericsson’s internal control over financial reporting, which appears on page 37.

Changes in internal control over financial reporting

During the period covered by the Annual Report 2018, the control framework was updated due to the implementation of the two new accounting standards (IFRS 9, “Financial instruments” and IFRS 15, “Revenue from Customer Contracts”.) There were no changes to the internal control over financial reporting that have materially affected, or are likely to materially affect, the internal control over financial reporting.

92 Financials – Risk factors	Ericsson Annual Report on Form 20-F 2018

Risk factors

You should carefully consider all the information in this Annual Report and in particular the risks and uncertainties outlined below. Based on the information currently known to us, we believe that the following information identifies the most significant risks affecting our business. Any of the factors described below, or any other risk factors discussed elsewhere in this report, could have a material negative effect on our business, revenues, operating and after-tax results, profit margins, financial condition, cash flow, liquidity, credit rating, market share, reputation, brand and/or our share price. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also materially adversely affect our business. Furthermore, our operating results may have a greater variability than in the past and we may have difficulties in accurately predicting future developments. See also “Forward-Looking Statements.”

Market, Technology and Business Risks

Challenging global economic conditions and political unrest and uncertainty, geopolitical risks and trade frictions may adversely impact the demand, cost and pricing for our products and services as well as limit our ability to grow.

Challenging global economic conditions and political unrest and uncertainty, geopolitical risks and trade frictions could have adverse, wide-ranging effects on demand for our products and for the products of our customers. This could cause operators and other customers to postpone investments or initiate other cost-cutting initiatives to maintain or improve their financial position. This could also result in significantly reduced expenditures for our products and services, including network infrastructure, in which case our operating results would suffer. Geopolitical risks and trade frictions, e.g. between China and the USA, could negatively impact our global operations and global supply chain which may lead to tariffs or increased costs that may not be recoverable and may impact our profitability and/or disrupt our international supply chain (including component supply, manufacturing, sourcing and deliveries of products and services) as well as our export and import activities. If demand for our products and services were to fall, we could experience material adverse effects on our revenues, cash flow, capital employed and value of our assets and we could incur operating losses. Furthermore, if demand is significantly weaker or more volatile than expected, our credit rating, borrowing opportunities and costs as well as the trading price of our shares could be adversely impacted. Should global economic conditions fail to improve or worsen or should political unrest and uncertainty or geopolitical problems fail to improve or worsen, other business risks we face could intensify and could also negatively impact the business prospects of operators and other customers. Some operators and other customers, in particular in markets with weak currencies, may incur funding difficulties and slower traffic development, which may negatively affect their investment plans and cause them to purchase less of our products and services.

The potential adverse effects of an economic downturn include:

•	Reduced demand for products and services, resulting in increased price competition or deferrals of purchases, with lower revenues not fully compensated through reduced costs

•	Excess and obsolete inventories and excess manufacturing capacity

•	Financial difficulties or failures among our suppliers
•	Increased demand for customer finance, difficulties in collection of accounts receivable and increased risk of counter party failures

•	Impairment losses related to our intangible assets as a result of lower forecasted sales of certain products

•	Increased difficulties in forecasting sales and financial results as well as increased volatility in our reported results

•	Changes in the value in our pension plan assets resulting from, for example, adverse equity and credit market developments and/or increased pension liabilities resulting from, for example, lower discount rates. Such development may trigger additional pension trust capitalization needs negatively affecting the company’s cash balance

•	End user demand could also be adversely affected by reduced consumer spending on technology, changed operator pricing, security breaches and trust issues.

On June 23, 2016, the UK held a referendum in which voters approved an exit from the European Union, commonly referred to as “Brexit”. As a result of the referendum, the British government has begun negotiating the terms of the UK’s withdrawal from the European Union. At present, the timing and conditions for Brexit are not fully known. The long-term effects of Brexit will depend on any agreements the UK makes to retain access to European markets either during a transitional period or permanently as well as on the agreements the UK makes with other trading partners. Effects on Ericsson could include increased supply costs, limitations to the free movement of professional staff or free movement of cross-border data. Any of the potential effects of Brexit could have unpredictable consequences for credit markets and adversely affect our business, results of operations and financial performance.

We may not be successful in implementing our strategy or in achieving improvements in our profitability or in estimating addressable markets or market CAGR in the markets in which we operate.

There can be no assurance that we will be able to successfully implement our strategy to achieve future profitability, growth or create shareholder value. When deemed necessary, we have undertaken and expect to continue to undertake specific restructuring or cost-saving initiatives; however, there are no guarantees that such initiatives will be sufficient, successful or executed in time to deliver any improvements in our earnings.

93 Financials – Risk factors	Ericsson Annual Report on Form 20-F 2018

Furthermore, this annual report includes certain estimates with respect to addressable markets as well as with respect to growth rate in the market segments in which we operate, including the Networks, Digital Services, Managed Services and Other. If the underlying assumptions on which our estimates are based prove not to be accurate, the actual performance or addressable markets and CAGR may be materially different from the estimates presented in this annual report.

We may not achieve some or all of the expected benefits of our restructuring activities and our restructuring may adversely affect our business.

Restructuring activities may be costly and disruptive to our business, and we may not be able to achieve and retain the cost savings and benefits that were initially anticipated. Additionally, as a result of our restructuring, we may experience a loss of continuity, loss of accumulated knowledge and/or inefficiency during transitional periods. Reorganization and restructuring can require a significant amount of management and other employees’ time and focus, which may divert attention from operating and growing our business. Restructuring activities can create unanticipated consequences and negative impacts on the business such as our ability to develop, sell and deliver, and we cannot be sure that any ongoing or future restructuring efforts will be successful or generate expected cost savings. Factors that may impede a successful implementation include the retention of key employees, the impact of regulatory matters, and adverse economic market conditions. If we fail to achieve some or all of the expected benefits of restructuring, it could have a material adverse effect on our competitive position, business, financial condition, results of operations, cash flows, reputation and share price.

The telecommunications industry investment levels fluctuate and are affected by many factors, including the economic environment, and decisions made by operators and other customers regarding deployment of technology and their timing of purchases.

The telecommunications industry has experienced downturns in which operators substantially reduced their capital spending on new equipment. While we expect the network service provider equipment market, telecommunications services market and ICT market to grow in the coming years, the uncertainty surrounding global economic growth and the geopolitical situation may materially harm actual market conditions. Moreover, market conditions are subject to substantial fluctuation, and could vary geographically and across technologies. Even if global conditions improve, conditions in the specific industry segments in which we participate will be weaker than in other segments. In that case, our revenue and operating results may be adversely affected.

If capital expenditures by operators and other customers are weaker than we anticipate, our revenues, operating results and profitability may be adversely affected. The level of demand from operators and other customers who buy our products and services can vary over short periods of time, including from month to month. Due to the uncertainty and variations in the telecommunication industry, as well as in the ICT industry, accurately forecasting revenues, results, and cash flow remains difficult.

Sales volumes and gross margin levels can be reduced by an unfavorable mix and order time of our products and services.

Our sales to operators and other customers represent a mix of equipment, software and services, which normally generate different gross margins. The operators still represent the main part of our business and are also the main focus for sales going forward. We provide all our customers with solutions based on our own products as well as third-party products which normally have lower margins than our own products. As a consequence, our reported gross margin in a specific period will be affected by the overall mix of products and services as well as the relative content of third-party products. In our Digital Services and Other segments, third-party products and services represent a larger portion of our business than our traditional sales, which impact our business models. Further, network expansions and upgrades have much shorter lead times for delivery than initial network build outs. Orders for such network expansions and upgrades are normally placed at short notice by customers, often less than a month in advance, and consequently variations in demand are difficult to forecast. As a result, changes in our product and service mix and the short order time for certain of our products may affect our ability to accurately forecast sales and margins or detect in advance whether actual results will deviate from market consensus. Short-term variation could have a material adverse effect on our business, operating results, financial condition and cash flow.

We may not be able to properly respond to market trends in the industries in which we operate, including virtualization of network functions.

We are affected by market conditions and trends within the industries in which we operate, including the convergence of the IT and telecom industries. Technological developments largely drive convergences enabling digitalization and a move from dedicated hardware to software and cloud based services. This is changing the competitive landscape as well as value chains and business models and affects our objective-setting, risk assessment and strategies. The change lowers entry barriers to the market for new competitors including competitors new to our business which have entered and may continue to enter the market and negatively impact our market share in selected areas. If we fail to understand or anticipate the market trends and development, or fail to acquire the necessary competencies to develop and sell products, services and solutions that are competitive in this changing business environment, our business, operating results and financial condition will suffer.

Our business depends upon the continued growth of mobile communications and the success of our existing customer base, the telecom operators. If growth slows or if our customers do not manage to maintain or grow relevance in the digital value chain or if our products and/or services are not successful, our customers’ investment in networks may slow or stop, harming our business and operating results.

A substantial portion of our business depends on the continued growth of mobile communications in terms of both the number of subscriptions and usage per subscriber, which in turn drives the continued deployment and expansion of network systems by our customers. If operators fail to increase the number of subscribers and/or usage does not increase, our business and operating results could be materially adversely affected. Also, if operators fail to monetize services, fail to adapt their business models or experience a decline in operator revenues or profitability, their willingness to further invest in their networks may decrease which will reduce their demand for our products and services and have an adverse effect on our business, operating results, and financial condition.

Traffic development on cellular networks could be affected if more traffic is offloaded to WI-FI-networks. Further alternative services provided over the internet have profound effects on operator voice/SMS revenues with possible reduced capital expenses consequences. Our value system depends on the development and success of global standards. This could be affected adversely in the future by industry forces more interested in defacto standards and or geo-political forces leading to standards fragmentation and increased difficulties of creating economies of scale.

94 Financials – Risk factors	Ericsson Annual Report on Form 20-F 2018

Fixed and mobile networks converge and new technologies, such as IP and broadband, enable operators to deliver services in both fixed and mobile networks. We are dependent on the uptake of such services and the outcome of regulatory and standardization activities such as spectrum allocation. If delays in uptake, standardization or regulation occur, this could adversely affect our business, operating results, and financial condition.

We face intense competition from our existing competitors as well as new entrants, and this could materially adversely affect our results.

The markets in which we operate are highly competitive in terms of price, functionality, service quality, customization, timing of development, and the introduction of new products and services. We face intense competition from significant competitors, many of which are very large, with substantial technological and financial resources and established relationships with operators. We also encounter increased competition from new market entrants and alternative technologies are evolving industry standards. Our competitors may implement new technologies before we do, offer more attractively priced or enhanced products, services or solutions, or they may offer other incentives that we do not provide. Some of our competitors may also have greater resources in certain business segments or geographic markets than we do. Increased competition could result in reduced profit margins, loss of market share, increased research and development costs as well as increased sales and marketing expenses, which could have a material adverse effect on our business, operating results, financial condition and market share.

Additionally, we operate in markets characterized by rapidly changing technology and also the nature in which this technology is being brought to market is rapidly changing. This results in continuous price pressure on our products and services. If our counter measures, including enhanced products and business models or cost reductions cannot be achieved or do not occur in a timely manner, there could be adverse impacts on our business, operating results, financial condition and market share.

Vendor consolidation may lead to stronger competitors who are able to benefit from integration, scale and greater resources.

Industry convergence and consolidation among equipment and services suppliers could potentially result in stronger competitors that are competing as end-to-end suppliers as well as competitors more specialized in particular areas, which could for example impact certain of our segments such as Digital Services, and Other. Consolidation may also result in competitors with greater resources than we have. Both of these events could have a materially adverse effect on our business, operating results, financial condition and market share.

A significant portion of our revenue is currently generated from a limited number of key customers, and operator consolidation may increase our dependence on key customers. We also are significantly dependent on the sales of certain of our products and services.

We derive most of our business from large, multi-year agreements with a limited number of significant customers. Many of these agreements are reviewed on a yearly basis to renegotiate the price for our products and services and do not contain committed purchase volumes. Although our largest customer represented approximately 9% of our sales in 2018, our ten largest customers accounted for 48% of our sales in 2018. A loss of or a reduced role with a key customer could have a significant adverse impact on sales, profit and market share for an extended period. In addition, our dependence on the sales of certain of our products and services may have a significant adverse impact on sales, profit and market share.

In recent years, service providers have undergone significant consolidation, resulting in fewer operators with activities in several countries. This trend is expected to continue, and intra-country consolidation is likely to accelerate as a result of competitive pressure. A market with fewer and larger operators will increase our reliance on key customers and may negatively impact our bargaining position and profit margins. Moreover, if the combined companies operate in the same geographic market, networks may be shared and less network equipment and fewer associated services may be required. Network investments could be delayed by the consolidation process, which may include, among others, actions relating to merger or acquisition agreements, securing necessary regulatory approvals, or integration of businesses. Network operators also share parts of their network infrastructure through cooperation agreements rather than legal consolidations, which may adversely affect demand for network equipment. Accordingly, operator consolidation may have a material adverse effect on our business, operating results, market share and financial condition.

Certain long-term agreements with customers include commitments to future price reductions, requiring us to constantly manage and control our cost base.

Long-term agreements with our customers are typically awarded on a competitive bidding basis. In some cases, such agreements also include a commitment to future price reductions. In order to maintain our gross margin with such price reductions, we continuously strive to reduce the costs of our products through design improvements, negotiation of better purchase prices from our suppliers, allocation of more production to low-cost countries and increased productivity in our own production. However, there can be no assurance that our actions to reduce costs will be sufficient or quick enough to maintain our gross margin in such contracts, which may have a material adverse effect on our business, operating results and financial condition.

The development of our managed services business is difficult to predict, and requires taking significant contractual risks.

Operators outsource parts of their operations to reduce cost and focus on new services. To address this opportunity, we offer operators various services in which we manage their networks. The development of the managed services market is difficult to forecast and each new contract carries a risk that transformation and integration of the operations will not be as fast or smooth as planned. Additionally, early contract margins can be low and the mix of new and old contracts may negatively affect reported results in a given period. Contracts for such services normally cover several years and generate recurring revenues. However, such contracts have been, and may in the future be, terminated or reduced in scope, which has negative impacts on sales and earnings. Competition in managed services is increasing, which may have adverse effects on our future business, operating results and profitability. Going forward, managed services is likely to be increasingly dependent on automation, AI and other tools to deliver the services the market requires and failure to stay competitive in this area could have an adverse effect on our business, operating results and financial condition.

Our debt increases our vulnerability to general adverse economic and industry conditions, limits our ability to borrow additional funds, and may limit our flexibility in planning for, or reacting to, changes in our business and industry.

As of December 31, 2018, our outstanding debt was SEK 33.1 billion. In addition, throughout 2018, each of Standard & Poor’s and Moody’s maintained Ericsson’s long-term below investment grade rating. This degree of leverage and our long-term ratings could have important consequences, including:

•	making it more difficult for us to make payments on our indebtedness;

•	increasing our vulnerability to general economic and industry conditions;

•	requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, thereby reducing our ability to use our cash flow to fund our operations, capital expenditures and future business opportunities;

95 Financials – Risk factors	Ericsson Annual Report on Form 20-F 2018

•	restricting us from making strategic acquisitions or causing us to make non-strategic divestitures;

•	limiting our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes; and

•	limiting our ability to adjust to changing market conditions and placing us at a competitive disadvantage compared to our competitors who are less highly leveraged.

We may be able to incur substantial additional indebtedness in the future. If new indebtedness is added to our current debt levels, the related risks that we now face could increase.

If our financial performance were to deteriorate, we may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or to refinance our debt obligations depends on our financial condition and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. While we believe that we currently have adequate cash flows to service our indebtedness, if our financial performance were to deteriorate significantly, we might be unable to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.

If, due to such a deterioration in our financial performance, our cash flows and capital resources were to be insufficient to fund our debt service obligations, we may be forced to reduce or delay investments and capital expenditures, or to sell assets, seek additional capital or restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. In addition, if we were required to raise additional capital in the current financial markets, the terms of such financing, if available, could result in higher costs and greater restrictions on our business. In addition, if we were to need to refinance our existing indebtedness, the conditions in the financial markets at that time could make it difficult to refinance our existing indebtedness on acceptable terms or at all. If such alternative measures proved unsuccessful, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations.

We depend upon the development of new products and enhancements to our existing products, and the success of our substantial research and development investments is uncertain.

Rapid technological and market changes in our industry require us to make significant investments in technological innovation. We invest significantly in new technology, products and solutions, e.g. related to 5G. In order for us to be successful, those technologies, products and solutions must often be accepted by relevant standardization bodies and/ or by the industries and markets as a whole. The failure of our research and development efforts to be technically or commercially successful could have adverse effects on our business, operating results and financial condition. If we invest in the development of technologies, products and solutions that do not function as expected, are not adopted by the industry, are not ready in time, or are not successful in the marketplace, our sales and earnings may materially suffer. Additionally, it is common for research and development projects to encounter delays due to unforeseen problems. Delays in production and research and development may increase the cost of research and development efforts and put us at a disadvantage against our competition. This could have a material adverse effect upon our business, operating results and financial condition.

We engage in acquisitions and divestments which may be disruptive and require us to incur significant expenses, and we may not be successful in protecting the value during integration.

In addition to in-house innovation efforts, we make acquisitions in order to obtain various benefits such as reduced time-to-market, access to technology and competence, increased scale or to broaden our product portfolio or customer base. Future acquisitions could result in the incurrence of contingent liabilities and an increase in amortization expenses related to goodwill and other intangible assets, which could have a material adverse effect upon our business, operating results, financial condition and liquidity. Risks we could face with respect to acquisitions include:

•	Insufficiencies of technologies and products acquired, such as unexpected quality problems

•	Difficulties in the integration of the operations, technologies, products and personnel of the acquired company

•	Risks of entering markets in which we have no or limited prior experience

•	Potential loss of key employees

•	Diversion of management’s attention away from other business concerns

•	Expenses of any undisclosed or potential legal liabilities of the acquired company

From time to time we also divest parts of our business to optimize our product portfolio or operations. Any decision to dispose of or otherwise exit businesses may result in the recording of special charges, such as workforce reduction costs and industry- and technology-related write-offs. We cannot assure you that we will be successful in consummating future acquisitions or divestments on favorable terms or at all. The risks associated with such acquisitions and divestments could have a material adverse effect upon our business, operating results, financial condition and liquidity. Risks we could face with respect to divestments include:

•	Difficulties in the separation of the operations, technologies, products and personnel of the business divested

•	Potential loss of key employees

•	Expenses of any undisclosed or potential legal liabilities of the business divested

We are in, and may enter into new, JV arrangements and have, and may have new, partnerships, which may not be successful and expose us to future costs.

Our JV and partnership arrangements, may fail to perform as expected for various reasons, including an incorrect assessment of our needs and synergies, our inability to take action without the approval of our partners, our difficulties in implementing our business plans, the lack of capabilities or financial instability of our strategic partners. Our ability to work with these partners or develop new products and solutions may become constrained, which could harm our competitive position in the market.

Additionally, our share of any losses from or commitments to contribute additional capital to such JVs and partnerships may adversely affect our business, operating results, financial condition and cash flow.

We rely on a limited number of suppliers of components, production capacity and R&D and IT services, which exposes us to supply disruptions and cost increases.

Our ability to deliver according to market demands and contractual commitments depends significantly on obtaining a timely and adequate

96 Financials – Risk factors	Ericsson Annual Report on Form 20-F 2018

supply of materials, components, production capacity and other vital services on competitive terms. Although we strive to avoid single- source supplier solutions, this is not always possible. Accordingly, there is a risk that we will be unable to obtain key supplies we need to produce our products and provide our services on commercially reasonable terms, or at all. Failure by any of our suppliers could interrupt our product or services supply or operations and significantly limit sales or increase our costs. To find an alternative supplier or redesign products to replace components may take significant time which could cause significant delays or interruptions in the delivery of our products and services. We have from time to time experienced interruptions of supply and we may experience such interruptions in the future.

Furthermore, our procurement of supplies requires us to predict future customer demands. If we fail to anticipate customer demand properly, an over or under supply of components and production capacity could occur. In many cases, some of our competitors utilize the same manufacturers and if they have purchased capacity ahead of us we could be blocked from acquiring the needed products. This factor could limit our ability to supply our customers and increase costs. At the same time, we commit to certain capacity levels or component quantities, which, if unused, will result in charges for unused capacity or scrapping costs. We are also exposed to financial counterpart risks to suppliers when we pay in advance for supplies. Such supply disruptions and cost increases may negatively affect our business, operating results and financial condition.

Product, solution or service quality issues could lead to reduced revenue and gross margins and declining sales to existing and new customers, as well as penalties, claims and liquidity damage.

Sales contracts normally include warranty undertakings for faulty products and often include provisions regarding penalties and/or termination rights in the event of a failure to deliver ordered products or services on time or with required quality. Although we undertake a number of quality assurance measures to reduce such risks, product quality or service performance issues may negatively affect our reputation, business, operating results and financial condition. This could also include poor quality of AI based solutions. If significant warranty obligations arise due to reliability or quality issues, our operating results and financial position could be negatively impacted by costs associated with fixing software or hardware defects, high service and warranty expenses, high inventory obsolescence expense, delays in collecting accounts receivable or declining sales to existing and new customers, and reputational damage.

Due to having a significant portion of our costs in SEK and revenues in other currencies, our business is exposed to foreign exchange fluctuations that could negatively impact our revenues and operating results.

We incur a significant portion of our expenses in SEK, please refer to Foreign exchange risk in section F1 . As a result of our international operations, we generate, and expect to continue to generate, a significant portion of our revenue in currencies other than SEK. To the extent we are unable to match revenue received in foreign currencies with costs paid in the same currency, exchange rate fluctuations could have a negative impact on our consolidated income statement, balance sheet and cash flows when foreign currencies are exchanged or translated to SEK, which increases volatility in reported results.

As market prices are predominantly established in US dollars or Euros, we presently have a net revenue exposure in foreign currencies which means that a stronger SEK exchange rate would generally have a negative effect on our reported results. Our attempts to reduce the effects of exchange rate fluctuations through a variety of natural and financial hedging activities may not be sufficient or successful, resulting in an adverse impact on our results and financial condition.

Our ability to benefit from intellectual property rights (IPR), which are critical to our business, may be limited by changes in regulation relating to patents, inability to prevent infringement, the loss of licenses to or from third-parties, infringement claims brought against us by competitors and others and changes in the area of open standards, especially in light of recent attention to licensing of open standard essential patents.

Although we have a large number of patents, there can be no assurance that they will not be challenged, invalidated, or circumvented, or that any rights granted in relation to our patents will in fact provide us with competitive advantages.

We utilize a combination of trade secrets, confidentiality policies, nondisclosure and other contractual arrangements in addition to relying on patent, copyright and trademark laws to protect our intellectual property rights. However, these measures may not be adequate to prevent or deter infringement or other misappropriation. In addition, we rely on many software patents, and limitations on the patentability of software may materially affect our business.

Moreover, we may not be able to detect unauthorized use or take appropriate and timely steps to establish and enforce our proprietary rights. In fact, existing legal systems of some countries in which we conduct business offer only limited protection of intellectual property rights, if at all. Our solutions may also require us to license technologies from third-parties. It may be necessary in the future to seek or renew licenses and there can be no assurance that they will be available on acceptable terms, or at all. Moreover, the inclusion in our products of software or other intellectual property licensed from third-parties on a non-exclusive basis could limit our ability to protect proprietary rights in our products.

Many key aspects of telecommunications and data network technology are governed by industry-wide standards usable by all market participants. As the number of market entrants and the complexity of technology increases, the possibility of functional overlap and inadvertent infringement of intellectual property rights also increases. In addition to industry-wide standards, other key industry-wide software solutions are today developed by market participants as free and open source software. Contributing to the development and distribution of software developed as free and open source software may limit our ability to enforce applicable patents in the future. Third-parties have asserted, and may assert in the future, claims, directly against us or against our customers, alleging infringement of their intellectual property rights. Defending such claims may be expensive, time-consuming and divert the efforts of our management and/or technical personnel. As a result of litigation, we could be required to pay damages and other compensation directly or to indemnify our customers for such damages and other compensation, develop non-infringing products/technology or enter into royalty or licensing agreements. However, we cannot be certain that such licenses will be available to us on commercially reasonable terms or at all, and such judgments could have a material adverse effect on our business, reputation, operating results and financial condition. Using free and open source software may allow third-parties to further investigate our software due to the accessibility of source code. This may in turn make this software more prone to assertions from third-parties.

Recent attention on licensing of patents necessary to conduct an open standard (e.g. 2G, 3G and 4G technology), investigations held by antitrust authorities, court judgments and legislative change could potentially affect Ericsson’s ability to benefit from its patent portfolio in the area of such open standards, which could have a material adverse effect on our business, reputation, operating results and financial

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condition. Ericsson holds a leading patent portfolio in open standards and possible changes regarding such a portfolio may materially affect our reputation, business, operating results and financial condition.

We are involved in lawsuits and investigations which, if determined unfavorably, could require us to pay substantial damages, fines and/or penalties.

In the normal course of our business we are involved in legal proceedings. These proceedings include such matters as commercial disputes, claims regarding intellectual property, antitrust, tax and labor disputes, as well as government inquiries and investigations. Legal proceedings can be expensive, lengthy and disruptive to normal business operations. Moreover, the results of complex legal proceedings are difficult to predict. An unfavorable resolution of a particular matter could have a material adverse effect on our business, operating results, financial condition and reputation.

As a publicly listed company, Ericsson may be exposed to lawsuits in which plaintiffs allege that the Company or its officers have failed to comply with securities laws, stock market regulations or other laws, regulations or requirements. Whether or not there is merit to such claims, the time and costs incurred to defend the Company and its officers and the potential settlement or compensation to the plaintiffs could have significant impact on our reported results and reputation.

In addition, Ericsson is voluntarily cooperating with investigations by the United States Securities and Exchange Commission (the SEC) and the United States Department of Justice (the DOJ) regarding its compliance with the U.S. Foreign Corrupt Practices Act. The Company continues to cooperate with the SEC and DOJ and is engaged in discussions with them to find a resolution. While the length of these discussions cannot be determined, based on the facts that the Company has shared with the authorities, Ericsson believes that the resolution of these matters will likely result in monetary and other measures, the magnitude of which cannot me estimated currently but may be material. Potential future cash flow outflows are currently not capable of being reliably estimated. Accordingly, no provisions have been recorded for such potential exposure.

For additional information regarding certain of the inquiries and lawsuits in which we are involved, see “Legal Proceedings” and “Inquiries from US authorities” in the Board of Directors’ Report.

In addition, we may in the future be subject to additional inquiries, litigation or other proceedings or actions, regulatory or otherwise, arising in relation to the matters described above and related litigation and investigative matters.An unfavorable outcome of any such litigation or regulatory proceeding or action could have a material adverse effect on our business, financial condition and results of operations.

Our operations are complex and several critical operations are centralized in a single location. Any disruption of our operations, whether due to natural or man-made events, may be highly damaging to the operation of our business.

Our business operations rely on complex operations and communications networks, which are vulnerable to damage or disturbance from a variety of sources. Having outsourced significant portions of our operations, such as IT, finance and HR operations, we depend on the performance of external companies, including their security and reliability measures. Regardless of protection measures, systems and communications networks are susceptible to disruption due to failure, vandalism, computer viruses, security or privacy breaches, natural disasters, power outages and other events. We also have a concentration of operations on certain sites, including R&D, production, network operation centers, ICT centers and logistic centers and shared services centers, where business interruptions could cause material damage and costs. The delivery of goods from suppliers, and to customers, could also be hampered for the reasons stated above. Interruptions to our systems and communications may have an adverse effect on our operations and financial condition.

Cyber security incidents may have a material adverse effect on our business, operations, financial condition, reputation and brand.

Ericsson’s business operations involve areas that are particularly vulnerable to cyber security incidents that may impact confidentiality, availability or integrity of products, services, or solutions. These incidents may include data breaches, intrusions, espionage, know-how and data privacy infringements, leakage, unauthorized or accidental modification of data and general malfeasance. Examples of these areas include, among others, research and development, managed services, usage of cloud solutions, software development, lawful interception, product engineering, IT, finance and HR operations. Any cyber security incident including unintended use, involving our operations, supply chain, product development, services, our third-party providers or installed product base, could cause severe harm to Ericsson and could have a material adverse effect on our business, financial condition, reputation and brand.

Ericsson relies heavily on third-parties to whom we have outsourced significant aspects of our IT infrastructure, product development, services, hardware, software, finance and HR operations. Events or incidents that are caused as a result of vulnerabilities in their operations or products supplied to us could have a material adverse effect upon Ericsson, our business, financial condition, reputation and brand, potentially slowing operations, leaking valuable intellectual property or sensitive information or damaging our products which have been installed in our customers’ networks.

It is possible that a cybersecurity incident in Ericsson’s supply chain could have an adverse impact on Ericsson’s ability to deliver products or services to Ericsson’s customers. These incidents may include tampering with components, the inclusion of backdoors or implants, the unintentional inclusion of vulnerabilities in components or software and cyber-security incidents which prevent a supplier from being able to fulfill commitments to Ericsson.

The presence of vulnerabilities in Ericsson’s products, services or operations, may not be detected during product development and operations, and may be leveraged by a threat actor to cause material harm to Ericsson or Ericsson’s customers.

Products and Infrastructure used by Ericsson may contain vulnerabilities that can be leveraged by a threat actor. In some situations, it may be impossible to detect these vulnerabilities due to their location, or due to the fact that they are unknown vulnerabilities, often referred to as “0-Day Vulnerability”. By the very nature of these vulnerabilities it is incredibly difficult for Ericsson to guarantee that the products and services provided by Ericsson are free from such vulnerabilities. Likewise, the Infrastructure that Ericsson relies on may also contain undetected or unmitigated vulnerabilities.

Identities may be compromised, either from the misuse of Ericsson’s identities or accounts, leading to material damage to Ericsson’s products, services or brand.

Identities in Ericsson may be misused or compromised. Due to the nature of Ericsson’s business, authorized parties undertaking normal account activities can be difficult to differentiate from a threat actor’s use of a compromised identity or credential. Ericsson’s identity and access management routines are required to access our customer’s networks, and any limitation of this capability would impact Ericsson’s ability to offer services and products to our customers.

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Threat actors may target specific employees, or other members of Ericsson’s workforce, through technological and non-technological means.

Recent trends have shown that there is a willingness to target end users of technology, rather than enterprises. This has manifested itself in the rise of threats such as ransomware, phishing and other extortion methods. With a diverse workforce of approximately 100,000 employees, Ericsson is susceptible to risks of disruption or information loss resulting from large scale attacks towards our employees, or society at large. This could have a material adverse effect on our business, financial condition, reputation and brand.

We may not be successful to continue attracting and retaining highly qualified employees to remain competitive.

We believe that our future success largely depends on our continued ability to hire, develop, motivate and retain engineers and other qualified employees who develop successful new products/solutions, support our existing product range and provide services to our customers and create great customer experience.

Competition for highly qualified people in the industries in which we operate remains intense and we see also a trend that industries outside our branch are looking for the same talent. We are continuously developing our corporate culture, and our people philosophies with the aim to create a positive people experience that makes it easy for us to focus on our business and our customers as well as inspiring our people to grow together with us and “their great”. However, there are no guarantees that we will be successful in attracting and retaining employees with the right skills in the future, and failure in retention and recruiting could have a material adverse effect on our business and brand.

If our customers’ financial conditions decline, we will be exposed to increased credit and commercial risks.

After completing sales to customers, we may encounter difficulty collecting accounts receivables and could be exposed to risks associated with uncollectable accounts receivable. We regularly assess the credit worthiness of our customers and based on that assessment we determine a credit limit for each one of them. Challenging economic conditions have impacted some of our customers’ ability to pay their invoices. We may be unable to avoid future losses on our trade receivables. We have also experienced demands for customer financing, and in adverse financial markets or more competitive environments, those demands may increase. Upon the financial failure of a customer, we may experience losses on credit extended and loans made to such customer, losses relating to our commercial risk exposure, and the loss of the customer’s ongoing business. If customers fail to meet their obligations to us, we may experience reduced cash flows and losses in excess of reserves, which could materially adversely impact our operating results and financial condition.

We rely on various sources for short-term and long-term capital for the funding of our business. Should such capital become unavailable or available in insufficient amounts or unreasonable terms, our business, financial condition and cash flow may materially suffer.

Our business requires a significant amount of cash. If we do not generate sufficient amounts of capital to support our operations, service our debt and continue our research and development and customer finance programs, or if we cannot raise sufficient amounts of capital at the required times and on reasonable terms, our business, financial condition and cash flow are likely to be adversely affected. Access to funding may decrease or become more expensive as a result of our operational and financial condition, market conditions, including financial conditions in the Eurozone, or due to deterioration in our credit rating. There can be no assurance that additional sources of funds that we may need from time to time will be available on reasonable terms or at all. If we cannot access capital on a commercially viable basis, our business, financial condition and cash flow could materially suffer.

Impairment of goodwill or other intangible assets have impacted and may continue to negatively impact our financial condition and results of operations.

An impairment of goodwill or other intangible assets could adversely affect our financial condition or results of operations. We have a significant amount of goodwill and other intangible assets; for example, patents, customer relations, trademarks and software.

Goodwill is the only intangible asset the company has recognized to have indefinite useful life. Other intangible assets are mainly amortized on a straight-line basis over their estimated useful lives, but for no more than ten years, and goodwill and other intangible assets are reviewed for impairment whenever events such as product discontinuances, product dispositions or other changes in circumstances indicate that the carrying amount may not be fully recoverable. Those not yet in use are tested for impairment annually.

Historically, we have recognized impairment charges related to intangible assets and goodwill mainly due to restructuring, which is usually limited, but occasionally very high. For example, for the year ended December 31, 2018, we wrote down SEK –275 million of goodwill, whereas the corresponding figure for 2017 was SEK 13.0 billion. Additional impairment charges may be incurred in the future both in relation to goodwill and other intangible assets that could be significant due to various reasons, including strategy changes, restructuring actions or adverse market conditions that are either specific to us or the broader industries in which we operate or more general in nature and that could have an adverse effect on our operating results and financial condition.

Negative deviations in actual cash flows compared to estimated cash flows as well as new estimates that indicate lower future cash flows might result in recognition of impairment charges. Estimates require management judgment as well as the definition of cash-generating units for impairment testing purposes. Other judgments might result in significantly different results and may differ from the actual financial condition in the future.

We may not be successful in implementing our strategy to reach the Digital Services business objectives.

Ericsson may be unable to meet its set target of bringing Digital Services to low single digit operating margin by 2020, excluding restructing charges. Several risks related to market, technology and operations can impact the turnaround plan.

5G market development and the uptake of virtualization and consequent adoption of our new products can be slower than be expected. We may also fail to secure good share in key markets like China and increased competition from both emergent and established competitors may impact our market position.

We could be too slow to adapt and adopt new technologies like Artificial Intelligence and Machine Learning to drive more automation in products and solutions. The product overhaul to cloud native solutions mandated by customers could also takes longer than expected. In addition, the increasing influence of open source initiatives such as ONAP could drive a best of breed approach in our customers, driving prices down and adversely impacts our full suite offerings.

We believe the single biggest risks in the near term are in the operational dimension. This includes being unable to successfully execute as per plan on continued cost efficiency measures in service delivery, R&D

99 Financials – Risk factors	Ericsson Annual Report on Form 20-F 2018

and SGA; inability in implementing and succesfully driving organizational-wide transformation programs across the develop-sell-deliver dimension for operating model simplification; and finally, being unable to mitigate sigificant project risks in the current list of critical customer projects, and the risk of adding further operationally challenging and finacially unsound customer projects.

We may not be successful in executing our strategy to capture the 5G market opportunity in terms of scale, time and volume of business.

The 5G market opportunity will depend on availability of attractive spectrum for 5G, and time of spectrum allocations, amount of spectrum, type of frequency bands such as low bands (below 1 GHz), mid-bands (3–6 GHz) and high bands (above 24 GHz), as well as terms of spectrum licenses, such as cost and license period of time, may not be according to needs and plans, which could delay or reduce the 5G market.

Operator speed and scale to adopt to 5G could also be changed due to market situations, including resolution of M&A transactions as well as government incentives to deploy 5G. Operator 5G deployment plans could be also be delayed by operational aspects such as site access, permits and availability of installation crews. There is also a risk that the scale and time of 5G deployments will change due to the availability of 5G devices, not only for launch but also due to the speed with which device prices will decline to drive mass market adoption.

In addition to this, the timing and size of market opportunities beyond enhanced mobile broadband, such as fixed wireline access, industrial IoT and private networks, may materialize differently than estimated.

Finally, Ericsson or its suppliers may encounter unforeseen technical challenges that can affect our ability to develop, supply or deploy 5G networks.

Regulatory, Compliance and Corporate Governance risk

Ericsson may fail or be unable to comply with laws or regulations and could experience penalties and adverse rulings in enforcement or other proceedings. Compliance with changed laws or regulations may subject Ericsson to increased costs or reduced products and services demand. Compliance failure as well as required operational changes could have a material adverse impact on our business, financial condition and brand.

The industries in which we operate are subject to laws and regulations. While Ericsson strives for compliance, we cannot assure that violations do not occur. If we fail to or are unable to comply with applicable laws and regulations, we could experience penalties and adverse rulings in enforcement or other proceedings, which could have a material adverse effect on our business, financial condition and reputation.

Further changes in laws or regulations could subject us to liability, increased costs, or reduced products and services demand and have a material adverse effect on our business, financial condition and brand.

Changes to regulations may adversely affect both our customers’ and our own operations. For example, regulations imposing more stringent, time-consuming or costly planning and zoning requirements or building approvals for radio base stations and other network infrastructure could adversely affect the timing and costs of network construction or expansion, and ultimately the commercial launch and success of these networks. Similarly, tariff and roaming regulations or rules on network neutrality could also affect operators’ ability or willingness to invest in network infrastructure, which in turn could affect the sales of our systems and services. Additionally, delay in radio frequency spectrum allocation, and allocation between different types of usage may adversely affect operator spending or force us to develop new products to be able to compete.

Further, we develop many of our products and services based on existing regulations and technical standards. Changes to existing regulations and technical standards, or the implementation of new regulations and technical standards relating to products and services not previously regulated, could adversely affect our development efforts by increasing compliance costs and causing delay. Demand for those products and services could also decline. Regulatory changes in license fees, environmental, health and safety, privacy (including the cross-border transfer of personal data for example between the EU and the US), and other regulatory areas may increase costs and restrict our operations or the operations of network operators and service providers. Also, indirect impacts of such changes and regulatory changes in other fields, such as pricing regulations, could have an adverse impact on our business even though the specific regulations may not apply directly to our products or us.

Our substantial international operations are subject to uncertainties which could affect our operating results.

We conduct business throughout the world and are subject to the effects of general global economic conditions as well as conditions unique to specific countries or regions. We have customers in more than 180 countries, with a significant proportion of our sales to emerging markets in the Asia Pacific region, Latin America, Eastern Europe, the Middle East and Africa.

Our extensive operations are subject to additional risks, including civil disturbances, acts of terrorism, economic and geopolitical instability and conflict, potential misuse of technology leading to human rights violations, pandemics, the imposition of exchange controls, economies which are subject to significant fluctuations, nationalization of private assets or other governmental actions affecting the flow of goods and currency, effects from changing climate and difficulty of enforcing agreements and collecting receivables through local legal systems. Further, in certain markets in which we operate, there is a risk of protectionist governmental measures implemented to assist domestic market participants at the expense of foreign competitors. The implementation of such measures could adversely affect our sales or our ability to purchase critical components.

We must always comply with applicable export control regulations and sanctions or other trade embargoes in force. The political situation in parts of the world, particularly in the Middle East, remains uncertain and the level of sanctions is still relatively high from a historical perspective. A universal element of these sanctions is the financial restrictions with respect to individuals and legal entities, but sanctions can also restrict certain exports and ultimately lead to a complete trade embargo towards a country. Since the United States has withdrawn from the Joint Comprehensive Plan of Action (“JCPOA”), it is generally more difficult to do business in Iran. Ericsson is exploring, including with EU and US authorities, whether and how the disruptive impact on our ability to maintain and support existing networks of our customers can be minimized. The change in political leadership in the U.S. has also led to an increased uncertainty about the country’s position in foreign policy. Further there is a risk in many countries of unexpected changes in regulatory requirements, tariffs and other trade barriers, price or exchange controls, or other governmental policies which could limit our operations and decrease our profitability. Furthermore export control regulations, sanctions or other forms of trade restrictions targeting countries in which we are active may result in a reduction of commitment in those countries. The need to terminate activities as a result of further trade restrictions may also expose us to customer claims and other inherent risks. Although we seek to comply with all export control and sanctions

100 Financials – Risk factors	Ericsson Annual Report on Form 20-F 2018

regulations, there can be no assurance that we are or will be compliant with all relevant regulations at all times. Such potential violations could have material adverse effects on our business, operating results, reputation and brand.

The business operations are complex involving the development, production and delivery of telecom solutions to customers in a very large number of jurisdictions. Each jurisdiction has its own tax legislation and regulations and we therefore face the challenge of complying with the relevant rules in each of these countries. These rules involve income taxes and indirect taxes such as VAT and sales taxes as well as withholding taxes on domestic and cross border payments and social security charges related to our employees. Constant changes of the rules and the interpretation of the legislation also create exposures regarding taxes. This results in complex tax issues and tax disputes that may lead to additional tax payment obligations. Being a global operation, we also face risk of being taxed for the same income in more than one jurisdiction (double taxation). This could have adverse effects on our operating results, reputation and brand.

In certain regional markets, there are trade barriers that limit competition. Should these trade barriers be removed or lowered, competition may increase, which could have material adverse effects on our business and operating results.

There has been a concern reported by some media and others, that certain countries may use features of their telecommunications systems in ways that could result in potential violation of human rights. This may adversely affect the telecommunications business and may have a negative impact for people, our reputation and brand.

We may fail to comply with our corporate governance standards, which could negatively affect our business, operating results, financial condition, reputation and brand.

We are subject to corporate governance laws and regulations as well as several sustainability and corporate responsibility requirements. In some of the countries where we operate, corruption risks are high and compliance failure could have a material impact on our business, financial condition and brand, see “Inquiries from US authorities” in Board of Directors report. Therefore there is a high focus on anti-corruption. To ensure that our operations are conducted in accordance with applicable laws and requirements, our management system includes a Code of Business Ethics, a Code of Conduct and a Sustainability Policy, as well as other Group Policies and Directives to govern our processes and operations. However, our commitment to apply the UN Global Compact ten principles, the UN Guiding Principles on Business and Human Rights and principles of the World Economic Forum’s Partnering Against Corruption Initiative to our operations cannot fully prevent unintended or unlawful use of our technology by democratic and non-democratic regimes, violation of our Code of Business Ethics, corruption, fraud, embezzlement, or violations of anti-trust legislation, trade restrictions and international sanctions or our Code of Conduct in Ericsson or in the supply chain. There is also an increased demand from external stakeholders, for example non-governmental organizations and investors, on transparency about sustainability and corporate responsibility issues that might be difficult to fulfill. While we attempt to monitor and audit internally and externally our compliance with the policies and directives as well as our suppliers’ adherence to our Code of Conduct and strive for continuous improvements, we cannot provide any assurances that violations will not occur which could have material adverse effects on our business, operating results, financial condition, reputation, and brand.

Failure to comply with environmental, health and safety regulations in many jurisdictions may expose us to significant penalties and other sanctions.

We are subject to certain environmental, health and safety laws and regulations that affect our operations, facilities, products and services in each of the jurisdictions in which we operate. While we work actively to ensure compliance with material laws, regulations and customer requirements related to the environment, health, and safety that apply to us, we can provide no assurance that we have been, are, or will be compliant with these laws, regulations and requirements. If we have failed or fail to comply with these laws, regulations and requirements we could be subject to significant penalties and other sanctions that could have a material adverse effect on our business, operating results, financial condition, reputation and brand. Additionally, there is a risk that we may have to incur expenditures to cover environmental and health and safety-liabilities to maintain compliance with current or future applicable laws and regulations or to undertake any necessary remediation. It is difficult to reasonably estimate the future impact of environmental matters, such as climate change and extreme weather events, including potential liabilities. Adverse future events, regulations, or judgments could have a material adverse effect on our business, operating results, financial condition, reputation and brand.

Potential health risks related to radiofrequency electromagnetic fields may subject us to various product liability claims and result in regulatory changes.

The mobile telecommunications industry is subject to claims that mobile devices and other equipment that generate radiofrequency electromagnetic fields may expose users to health risks. At present, a substantial number of scientific reviews conducted by various independent research bodies have concluded that radiofrequency electromagnetic fields, at levels within the limits prescribed by public health authority safety standards and recommendations, cause no adverse effects to human health. However, any perceived risk or new scientific findings of adverse health effects from mobile communication devices and equipment could adversely affect us through a reduction in sales or through liability claims. Although Ericsson’s products are designed to comply with currently applicable safety standards and regulations regarding radiofrequency electromagnetic fields, we cannot guarantee that we will not become the subject of product liability claims or be held liable for such claims or be required to comply with future changed regulatory requirements that may have an adverse effect on our business, operating results, financial condition, reputation and brand.

Regulations related to “conflict minerals” may cause us to incur additional expenses, and may make our supply chain more complex.

In 2012, the US Securities and Exchange Commission (“SEC”) adopted a rule requiring disclosures of specified minerals (“conflict minerals”) that are necessary to the functionality or production of products manufactured or contracted to be manufactured by companies that file periodic reports with the SEC, whether or not these products or their components are manufactured by third-parties. While we believe that we are able to fulfill these requirements without materially affecting our costs or access to materials we can provide no assurance that there will not be material costs associated with complying with the disclosure requirements. These requirements could adversely affect the sourcing, availability and pricing of minerals used in the manufacture of certain of our products. In addition, since our supply chain is complex, we may not be able to sufficiently verify the origins for these minerals contained in

101 Financials – Risk factors	Ericsson Annual Report on Form 20-F 2018

our products through the due diligence procedures that we implement, which may harm our reputation. We may also encounter challenges if customers require that all of the components of our products be certified as “conflict-free”.

Ericsson may be found non-compliant to privacy regulations and may be subject to regulatory penalties.

The introduction of more stringent privacy regulations by regulators in many markets in which Ericsson operates has introduced a risk that Ericsson may be found to be non-compliant to privacy legislation, either accidentally, through the actions of third parties, or otherwise, and subject to penalties levied against Ericsson, with the associated damage to Ericsson’s brand and reputation. Due to the diverse nature of privacy legislation worldwide, any single incidence of non-compliance by Ericsson may lead to regulatory agencies in various jurisdictions levelling separate penalties or judgments against Ericsson. Due to the nature of Ericsson’s business and the amount of personally identifiable information of which Ericsson is the controller or processor, such an event could have far ranging consequences, even if it was caused by a third party outside of the control of Ericsson. This could include large fines, as well as significant damage claims from customers and end-users.

Risks associated with owning Ericsson shares

Our share price has been and may continue to be volatile, especially as technology companies, securities and markets as a whole remain volatile.

Our share price has been volatile due to various factors, including our operating performance as well as the high volatility in the securities markets generally and volatility in telecommunications and technology companies’ securities in particular. Our share price is also likely to be affected by future developments in our market, our financial results and the expectations of financial analysts, as well as statements and market speculation regarding our prospects or the timing or content of any public communications, including reports of operating results, by us or our competitors.

Factors other than our financial results that may affect our share price include, but are not limited to:

•	A weakening of our brand name or other circumstances with adverse effects on our reputation

•	Announcements by our customers, competitors or us regarding capital spending plans of our customers

•	Financial difficulties for our customers

•	Awards of large supply or service contracts

•	Speculation in the press or investment community about the company and its operations or about the business level or growth in the telecommunications market

•	Technical problems, in particular those relating to the introduction and viability of new network systems, including 5G products and new platforms

•	Actual or expected results of ongoing or potential litigation or investigations

•	Announcements concerning bankruptcy or investigations into the accounting procedures of ourselves or other telecommunications companies

•	Our ability to forecast and communicate our future results in a manner consistent with investor expectation

•	Compliance concerns relating to governance and regulatory matters

Currency fluctuations may adversely affect our share price or value of dividends.

Because our shares are quoted in SEK on Nasdaq Stockholm (our primary stock exchange), but in US dollars on Nasdaq New York (ADSs), fluctuations in exchange rates between SEK and US dollars may affect our share price. In addition, because we pay cash dividends in SEK, fluctuations in exchange rates may affect the value of distributions when converted into other currencies. An increasing part of the trade in our shares is carried out on alternative exchanges or markets, which may lead to less accurate share price information on Nasdaq Stockholm or Nasdaq New York.

102 Financials – Forward-looking statements	Ericsson Annual Report on Form 20-F 2018

Forward-looking statements

This Annual Report includes forward-looking statements, including statements reflecting management’s current views relating to the growth of the market, future market conditions, future events, financial condition, and expected operational and financial performance, including, in particular the following:

•	Our goals, strategies, planning assumptions and operational or financial performance expectations;

•	Industry trends, future characteristics and development of the markets in which we operate;

•	Our future liquidity, capital resources, capital expenditures, cost savings and profitability;

•	The expected demand for our existing and new products and services as well as plans to launch new products and services including research and development expenditures;

•	The ability to deliver on future plans and to realize potential for future growth;

•	The expected operational or financial performance of strategic cooperation activities and joint ventures;

•	The time until acquired entities and businesses will be integrated and accretive to income; and

•	Technology and industry trends including the regulatory and standardization environment in which we operate, competition and our customer structure.

The words “believe,” “expect,” “foresee,” “anticipate,” “assume,” “intend,” “likely,” “projects,” “may,” “could,” “plan,” “estimate,” “forecast,” “will,” “should,” “would,” “predict,” “aim,” “ambition,” “seek,” “potential,” “target,” “might,” “continue,” or, in each case, their negative or variations, and similar words or expressions are used to identify forward-looking statements. Any statement that refers to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

We caution investors that these statements are subject to risks and uncertainties many of which are difficult to predict and generally beyond our control that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.

Important factors that could affect whether and to what extent any of our forward-looking statements materialize include but are not limited to the factors described in the section Risk Factors.

These forward-looking statements also represent our estimates and assumptions only as of the date that they were made. We expressly disclaim a duty to provide updates to these forward-looking statements, and the estimates and assumptions associated with them, after the date of this Annual Report, to reflect events or changes in circumstances or changes in expectations or the occurrence of anticipated events, whether as a result of new information, future events or otherwise, except as required by applicable law or stock exchange regulation.

103 Corporate governance – Corporate governance report	Ericsson Annual Report on Form 20-F 2018

Corporate governance report 2018

Corporate governance describes how rights and responsibilities are distributed among corporate bodies according to applicable laws, rules and internal processes. Corporate governance also defines the decision-making systems and structure through which owners directly or indirectly control a company.

“As a Board we have continued to invest significant time in corporate governance during 2018, since this is a fundamental element in building trust. The Board is totally committed to complying with the best-practice corporate standards at global level and to supporting a robust corporate culture founded on the three core values of respect, professionalism and perseverance.”

Ronnie Leten

Chair of the Board

This Corporate governance report is rendered as a separate report added to the Annual Report in accordance with the Annual Accounts Act ((SFS 1995:1554) Chapter 6, Sections 6 and 8) and the Swedish Corporate Governance Code.

The report has been reviewed by Ericsson’s auditor in accordance with the Annual Accounts Act. A report from the auditor is appended hereto.

Key events 2018

•	Ronnie Leten and Kurt Jofs were elected new members of the Board at the Annual General Meeting 2018

•	Ronnie Leten was elected new Chair of the Board

104 Corporate governance – Corporate governance report	Ericsson Annual Report on Form 20-F 2018

Ericsson’s core values

Our values are the foundation of our culture. They guide us in our daily work, in how we relate to each other and the world around us and in the way we do business.

The Code of Business Ethics and the Code of Conduct can be found on Ericsson’s website

Regulation and compliance

External rules

As a Swedish public limited liability company with securities quoted on Nasdaq Stockholm as well as on NASDAQ New York, Ericsson is subject to a variety of rules that affect its governance. The most relevant external rules applicable to us include:

•	The Swedish Companies Act

•	Applicable EU regulations

•	The Rule Book for issuers of Nasdaq Stockholm

•	The Swedish Corporate Governance Code (the “Code”)

•	NASDAQ Stock Market Rules, including applicable NASDAQ New York corporate governance requirements (subject to certain exemptions principally reflecting mandatory Swedish legal requirements)

•	Applicable requirements of the US Securities and Exchange Commission (the “SEC”)

Internal rules

In addition, to ensure compliance with legal and regulatory requirements and the high standards that we set for ourselves, Ericsson has adopted internal rules that include:

•	A Code of Business Ethics

•	Group Steering Documents, including Group policies and directives, instructions and business processes for approval, control and risk management

•	A Code of Conduct, which applies to product development, production, supply and support of Ericsson products and services worldwide.

The articles of association and the work procedure for the Board of Directors also include internal corporate governance rules.

Code of Business Ethics

Ericsson’s Code of Business Ethics summarizes fundamental Group policies and directives and contains rules to ensure that business is conducted with a strong sense of integrity. This is critical to maintain trust and credibility with Ericsson’s customers, partners, employees, shareholders and other stakeholders.

The Code of Business Ethics contains rules for all individuals performing work for Ericsson under the staff management of Ericsson. Everyone working for Ericsson has an individual responsibility to ensure that business practices adhere to the Code of Business Ethics.

The Code of Business Ethics has been translated into more than 30 languages. This ensures that it is accessible to everyone working for Ericsson. Upon recruitment, employees acknowledge that they are aware of the principles of the Code of Business Ethics. This procedure is repeated during the term of employment.

Compliance with regulations

Compliance with the Swedish Corporate Governance Code

The Code is based on the principle of “comply or explain” and is published on the website of the Swedish Corporate Governance Board, which administers the Code: www.corporategovernanceboard.se. Ericsson is committed to complying with best-practice corporate governance on a global level wherever possible. This includes continued compliance with the Code. Ericsson does not report any deviations from the rules of the Code in 2018.

Compliance with applicable stock exchange rules

There has been no infringement by Ericsson of applicable stock exchange rules and no breach of good practice on the securities market reported by the disciplinary committee of Nasdaq Stockholm or the Swedish Securities Council in 2018.

105 Corporate governance – Corporate governance report	Ericsson Annual Report on Form 20-F 2018

Shareholders Ownership percentage (voting rights) Source: Nasdaq

Governance structure

Shareholders may exercise their decision- making rights in Telefonaktiebolaget LM Ericsson (the “Parent Company”) at General Meetings of shareholders.

A Nomination Committee is appointed each year by the major shareholders in accordance with the Instruction for the Nomination Committee adopted by the Annual General Meeting of shareholders. The tasks of the Nomination Committee include the proposal of Board members and external auditor for election by the Annual General Meeting of shareholders and proposal of Board member and auditor remuneration.

In addition to the Board members elected by shareholders, the Board of Directors consists of employee representatives and their deputies that the unions have the right to appoint under Swedish law. The Board of Directors is ultimately responsible for the strategy and the organization of Ericsson and the management of its operations.

The President and CEO, appointed by the Board of Directors, is responsible for handling the day-to-day management of Ericsson in accordance with guidelines issued by the Board. The President and CEO is supported by the Executive Team.

The external auditor of Ericsson is elected by the General Meeting of shareholders.

The Head of Ericsson’s internal audit function and the Chief Compliance Officer report to the Audit and Compliance Committee of the Board of Directors.

Shareholders

Ownership structure

As of December 31, 2018, the Parent Company had 414,867 registered shareholders, of which 404,127 were resident or located in Sweden (according to the share register kept by Euroclear Sweden AB). Swedish institutions held approximately 60.23% of the votes. The largest shareholders as of December 31, 2018 were Investor AB with approximately 22.53% of the votes (7.2% of the shares) and AB Industrivärden (together with Svenska Handelsbankens Pensionsstiftelse and Pensionskassan SHB Försäkringsförening), with approximately 19.25% of the votes (3.31% of the shares) and Cevian Capital with 5.38% of the votes (9.09% of the shares).

A significant number of the shares held by foreign investors are nominee-registered, i.e. held of record by banks, brokers and/or nominees. This means that the actual shareholder is not displayed in the share register or included in the shareholding statistics.

More information on Ericsson’s shareholders can be found in the chapter “The Ericsson share” in the Annual Report.

Shares and voting rights

The share capital of the Parent Company consists of two classes of shares listed on Nasdaq Stockholm: A and B shares. Each Class A share carries one vote and each Class B share carries one tenth of one vote. Class A and B shares entitle the holder to the same proportion of assets and earnings and carry equal rights to dividends.

The Parent Company may also issue Class C shares, which shares are converted into Class B shares before they are used to create treasury stock to finance and hedge long-term variable compensation programs resolved by the General Meeting of shareholders.

In the United States, the Ericsson Class B shares are listed on NASDAQ New York in the form of American Depositary Shares (ADS) evidenced by American Depositary Receipts (ADR). Each ADS represents one Class B share.

The members of the Board of Directors and the Executive Team have the same voting rights on shares as other shareholders holding the same class of shares.

General Meetings of shareholders

Decision-making at General Meetings

The decision-making rights of Ericsson’s shareholders are exercised at General Meetings

Governance structure

106 Corporate governance – Corporate governance report	Ericsson Annual Report on Form 20-F 2018

Contact the Board of Directors Telefonaktiebolaget LM Ericsson The Board of Directors Secretariat SE-164 83 Stockholm Sweden boardsecretariat@ericsson.com of shareholders. Most resolutions at General Meetings are passed by a simple majority. However, the Swedish Companies Act requires qualified majorities in certain cases, for example in case of:

•  Amendment of the Articles of Association

•  Resolution to transfer treasury stock to employees participating in long-term variable compensation programs.

The Annual General Meeting of shareholders

The Annual General Meeting of shareholders (AGM) is held in Stockholm. The date and venue for the meeting are announced on the Ericsson website no later than at the time of release of the third-quarter interim financial report in the preceding year.

Shareholders who cannot participate in person may be represented by proxy. Only shareholders registered in the share register have voting rights. Nominee-registered shareholders who wish to vote must request to be entered into the share register by the record date for the AGM.

The AGM is held in Swedish and is simultaneously translated into English. All documentation provided by the Company is available in both Swedish and English.

The AGM gives shareholders the opportunity to raise questions relating to the operations of the Group. Normally, the majority of the members of the Board of Directors and the Executive Team is present to answer such questions.

The external auditor is always present at the AGM.

Ericsson’s Annual General Meeting 2018

Including shareholders represented by proxy, 2,484 shareholders were represented at the AGM held on March 28, 2018, representing approximately 72% of the votes.

The meeting was also attended by members of the Board of Directors, members of the Executive Team and the external auditor.

Decisions of the AGM 2018 included:

•  Payment of a dividend of SEK 1 per share

•  Election of Ronnie Leten as new Chair of the Board of Directors

•  Re-election of other members of the Board of Directors: Jon Fredrik Baksaas, Jan Carlson, Eric A. Elzvik, Nora Denzel, Börje Ekholm, Kristin S. Rinne, Helena Stjernholm and Jacob Wallenberg

•  Election of new Board member: Kurt Jofs

•  Approval of Board of Directors’ fees:

•  Chair: SEK 4,075,000 (unchanged)

•  Other non-employee Board members: SEK 990,000 each (unchanged)

•  Chair of the Audit and Compliance Committee: SEK 350,000 (unchanged)

•  Other non-employee members of the Audit and Compliance Committee: SEK 250,000 each (unchanged)

•  Chairs of the Finance Committee, the Remuneration Committee and the Technology and Science Committee: SEK 200,000 each (unchanged)

•  Other non-employee members of the Finance Committee, the Remuneration Committee and the Technology and Science Committee: SEK 175,000 each (unchanged)

•  Approval for part of the Directors’ fees to be paid in the form of synthetic shares

•  Approval of Guidelines for remuneration to Group management

•  Implementation of a Long-Term Variable Compensation Program 2018 for the Executive Team

The minutes from the AGM 2018 are available on Ericsson’s website.

Annual General Meeting 2019 Ericsson’s AGM 2019 will take place on March 27, 2019, at 3 p.m. at Kistamässan in Stockholm. Further information is available on Ericsson’s website.

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Contact the Nomination Committee

Telefonaktiebolaget LM Ericsson

The Nomination Committee

c/o The Board of Directors Secretariat

SE-164 83 Stockholm

Sweden

nomination.committee@ericsson.com

Proposals to the Nomination Committee

Shareholders may submit proposals to the Nomination Committee at any time, but should do so in due time before the AGM to ensure that the proposals can be considered by the Committee. Further information is available on Ericsson’s website.

Nomination Committee

The Annual General Meeting of shareholders has adopted an Instruction for the Nomination Committee that includes the tasks of the Nomination Committee and the procedures for appointing its members. The Instruction applies until the General Meeting of shareholders resolves otherwise. Under the Instruction, the Nomination Committee shall consist of:

•	Representatives of the four largest shareholders by voting power by the end of the month in which the AGM was held, and

•	The Chair of the Board of Directors.

The Committee may also include additional members following a request by a shareholder. The request must be justified by changes in the shareholder’s ownership of shares and be received by the Nomination Committee no later than December 31 of each year. No fees are paid to the members of the Nomination Committee.

Members of the Nomination Committee

The current Nomination Committee members are:

•	Johan Forssell (Investor AB), Chair of the Nomination Committee

•	Bengt Kjell (AB Industrivärden, Svenska Handelsbankens Pensionsstiftelse)

•	Christer Gardell (Cevian Capital)

•	Anders Oscarsson (AMF – Försäkring och Fonder)

•	Ronnie Leten, Chair of the Board of Directors

The tasks of the Nomination Committee

The main task of the Committee is to propose Board members for election by the AGM. As member of the Nomination Committee, the Chair of the Board of Directors fulfills an important role to inform the Committee of the Company’s strategy and future challenges. Such insights are necessary for the Committee to be able to assess the competence and experience that is required by the Board. In addition, the Committee must consider independence rules applicable to the Board of Directors and its committees.

The Nomination Committee also makes the following proposals, for resolution by the AGM:

•	Proposal for remuneration to non-employee Directors elected by the AGM and remuneration to the auditor

•	Proposal for election of auditor, whereby candidates are selected in cooperation with the Audit and Compliance Committee of the Board

•	Proposal for election of Chair at the AGM

•	Proposal of changes to the Instruction for the Nomination Committee (if any).

Work of the Nomination Committee for the AGM 2019

The Nomination Committee started its work by going through a checklist of its duties under the Code and the Instruction for the Nomination Committee and by setting a time plan for its work ahead. The complete proposals of the Nomination Committee are presented in connection with the notice convening the AGM 2019.

A good understanding of Ericsson’s business and strategy is important for the Nomination Committee. Therefore, the Chair of the Board presented his views to the Committee on the Company’s position and strategy. The Committee also met with Ericsson’s President and CEO, Börje Ekholm, who presented his views in this respect.

The Committee has analyzed the needs of competencies in the Board and has been carefully informed of the results of the Board work evaluation led by the Chair of the Board. On this basis the Nomination Committee has assessed the competence and experience required by Ericsson’s Board members and the need for improvement of the composition of the Board in terms of diversity in age, gender and cultural/geographic background. The Nomination Committee has applied the Swedish Corporate Governance Code, section 4.1, as diversity policy. The Nomination Committee aims to propose a composition of Board members with complementing experiences and competencies to make it possible for the Board to contribute to a positive development of Ericsson. The Nomination Committee searches for potential Board member candidates both with a long-term and a short-term perspective and always focuses on diversity to ensure that the Board get different perspectives into the Board work and considerations. The Nomination Committee also considers the need for renewal and carefully assesses whether the proposed Directors have the capability to devote necessary time and care to the Board work.

In 2018, the Committee met with the Chair of the Audit and Compliance Committee to acquaint itself with the assessments made by the Company and the Audit and Compliance Committee of the quality and efficiency of external auditor work. The Audit and Compliance Committee also provided its recommendations on external auditor and audit fees.

As of February 20, 2019, the current Nomination Committee has held four meetings.

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Board of Directors

The Board of Directors is ultimately responsible for the organization of Ericsson and the management of Ericsson’s operations. The Board appoints the President and CEO who is responsible for managing the day-to-day operations in accordance with guidelines from the Board. The President and CEO ensures that the Board is updated regularly on issues of importance to Ericsson. This includes updates on business development, results, financial position and liquidity.

Directors serve from the close of one AGM to the close of the next, but can serve any number of consecutive terms.

The President and CEO may be elected a Director of the Board, but, under the Swedish Companies Act, the President of a public company may not be elected Chair of the Board.

Conflicts of interest

Ericsson maintains rules and regulations regarding conflicts of interest. Directors are disqualified from participating in any decision regarding agreements between themselves and Ericsson. The same applies to agreements between Ericsson and any third-party or legal entity in which the Board member has an interest that may be contrary to the interests of Ericsson.

The Audit and Compliance Committee oversees the procedures for related-party transactions and has implemented a pre-approval process for non-audit services carried out by the external auditor.

Composition of the Board of Directors and diversity

The current Board of Directors consists of ten Directors elected by the shareholders at the AGM 2018 for the period until the close of the AGM 2019. The Board of Directors also consists of three employee representatives, each with a deputy, appointed by the trade unions for the same period of time.

The Nomination Committee advised before the AGM 2018 that the Nomination Committee had applied the Swedish Corporate Governance Code, section 4.1, as diversity policy with the aim to propose a composition of Board members with complementing experiences and competencies that is diverse also in terms of age, gender and cultural/geographical background. The current Board composition is the result of the work of the Nomination Committee prior to the AGM 2018. The Board consists of Board members with experiences from different cultural/geographic areas, competencies from different industry sectors and, excluding the President and CEO, 33% of the shareholder elected Board members are women.

Work procedure

Pursuant to the Swedish Companies Act, the Board of Directors has adopted a work procedure and Committee charters outlining rules for the distribution of tasks among the Board, its Committees and the President and CEO. This complements rules in the Swedish Companies Act and in the Articles of Association of the Company. The work procedure and the Committee charters are reviewed, evaluated and amended by the Board as required or appropriate, and are adopted by the Board at least once a year.

Independence

The Board of Directors and its Committees are subject to a variety of independence rules under applicable Swedish law, the Code and applicable US securities laws, SEC rules and the NASDAQ Stock Market Rules. Ericsson can rely on exemptions from certain US and SEC requirements and may decide to follow Swed-ish practices in lieu of the NASDAQ Stock Market independence rules.

The composition of the Board of Directors meets all applicable independence criteria. The Nomination Committee concluded before the AGM 2018 that, for purposes of the Code, at least six of the nominated Directors were independent from Ericsson, its senior management and its major shareholders. These were Jon Fredrik Baksaas, Jan Carlson, Nora Denzel, Eric A. Elzvik, Kurt Jofs and Kristin S. Rinne.

At Board meeting where the Board members meet in person, a non-executive session is normally held without Ericsson management present.

Structure of the work of the Board of Directors

The work of the Board follows a yearly cycle. This enables the Board to appropriately address each of its duties and to keep strategy, risk assessment and value creation high on the agenda.

As the Board is responsible for financial oversight, financial information is presented and evaluated at Board meetings. Furthermore, the Chair of each Committee, reports on Committee work at each Board meeting and minutes from Committee meetings are distributed to all Directors prior to the Board meetings.

At Board meetings, the President and CEO reports on business and market developments as well as on the financial performance of the Group. Strategic issues and risks are also addressed at most Board meetings. The Board is regularly informed of developments in legal and regulatory matters of importance. Board and Committee meetings may, as appropriate, be held by way of telephone or video conference, and resolutions may be taken per capsulam (unanimous written consent). Such resolutions are accounted for as Board/Committee meetings.

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The 2018 annual work cycle of the Board

•	Fourth-quarter and full-year financial results meeting

Following the end of the calendar year, the Board held a meeting which focused on the financial results of the entire year 2017 and handled the fourth-quarter financial report.

•	Board meeting

In March, an ordinary Board meeting was held.

•	Statutory Board meeting

The statutory Board meeting was held in connection with the AGM 2018. At this meeting, members of each of the Board Committees were appointed and the Board resolved on signatory powers.

•	First interim report meeting

At the next ordinary meeting, the Board handled the interim financial report for the first quarter of the year.

•	Strategy meeting

A strategy Board meeting was held, in essence dedicated to short- and long-term strategies of the Group, including deep-dives into the business area strategies.

•	Second interim report meeting

At the second interim report meeting, the Board handled the interim financial report for the second quarter of the year.

•	Strategy meeting

A strategy Board meeting was held to address particular strategy matters in further detail, including deep-dives into the market area strategies.

•	Third interim report meeting

A Board meeting was held to handle the

interim financial report for the third quarter of the year. At this meeting, the results of the Board evaluation were presented to and discussed by the Board.

•	Financial targets meeting

A meeting was held for the Board to address the financial tagets.

Training

New Directors receive training tailored to their individual needs. Introductory training typically includes meetings with heads of business areas and Group functions, as well as training required by Nasdaq Stockholm on listing issues and insider rules.

The Board’s strategy discussions are combined with deep dives into issues of importance for the Ericsson Group, including business area and market area deep dives. Directors’ knowledge in these fields is crucial to allow well-founded Board resolutions, and to ensure that the Company takes due advantage of the different competencies of the Directors.

Auditor involvement

The Board meets with Ericsson’s external auditor in closed sessions at least once a year to receive and consider the auditor’s observations. The auditor provides information to management on the accounting and financial reporting practices of the Group.

The Audit and Compliance Committee also meets regularly with the auditor to receive and consider observations on the interim reports and the Annual Report. The auditor reports on whether the accounts, the management of funds and the general financial position of the Group are presented fairly in all material respects.

The Board’s annual work cycle 2018

The annual cycle applied to the Board’s work allows the Board to appropriately address its duties during the year. It also facilitates the organization in aligning its global processes to allow appropriate Board involvement.

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In addition, the Board reviews and assesses the process for financial reporting, as described below under Internal control over financial reporting 2018. Combined with other steps taken internally, the Board’s and the auditor’s review of the interim and annual reports are deemed to give reasonable assurance of the effectiveness of the internal controls over financial reporting.

Work of the Board of Directors in 2018

In 2018, 14 Board meetings were held. For attendance at Board meetings, see the table on page 114. In addition to regular Board meetings the Board receives information updates, in writing or in telephone meetings, as deemed appropriate.

Industry transformation, technology, compliance, talent management, profitability, cost reductions and efficiency gains are among the matters that have continued to be in focus within Ericsson during the year. Strategy and risk management are always high on the Board’s agenda and sustainability and corporate responsibility, which are increasingly important to Ericsson, are integrated into the business strategy. The Board continuously monitors the international developments and their possible impact on Ericsson.

Board work evaluation

A key objective of the Board work evaluation is to ensure that the Board work is functioning well. This includes gaining an understanding of the issues that the Board thinks warrant greater focus, as well as determining areas where additional competence is needed within the Board and whether the Board composition is appropriate. The evaluation also serves as guidance for the work of the Nomination Committee.

Each year, the Chair of the Board initiates and leads the evaluation of the Board and Committee work and procedures. Evaluation tools include detailed questionnaires and discussions. The services of an external corporate advisory firm have been retained by the Company to assist in developing questionnaires, carrying out surveys and summarizing responses.

In 2018, Directors responded to a written questionnaire covering the Board work in general as well as the work of the Technology and Science Committee, the Finance Committee and the Audit and Compliance Committee. In addition, each Director responded to a questionnaire on the Director’s individual performance. As part of the evaluation process, the Chair of the Board also had individual discussions with each of the Directors. The results from the evaluations were presented to the Board and were thoroughly discussed. The Nomination Committee was informed of the results of the Board work evaluation.

Committees of the Board of Directors

The Board of Directors currently has established four Committees: the Audit and Compliance Committee, the Finance Committee, the Remuneration Committee and the Technology and Science Committee. Members of each Committee are appointed for one year from amongst the Board members.

The task of the Committees is mainly to prepare matters for resolution by the Board. However, the Board has authorized each Committee to determine and handle certain issues in limited areas. It may also on occasion provide extended authorization for the Committees to determine specific matters. If deemed appropriate, the Board of Directors and each Committee have the right to engage independent external expertise, either in general or with respect to specific matters.

Prior to the Board meetings, each Committee submits the minutes of Committee meetings to the Board and the Chair of the Committee reports on the work of the Committee at each Board meeting.

Organization of the Board work

Number of Committee members as of December 31, 2018

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Audit and Compliance Committee

On behalf of the Board, the Audit and Compliance Committee monitors the following:

•	The scope and accuracy of the financial statements

•	Compliance with material legal and regulatory requirements

•	Internal control over financial reporting

•	Risk management

•	The effectiveness and appropriateness of the Group’s anti-corruption program.

The Audit and Compliance Committee also reviews the annual and interim financial reports and oversees the external audit process, including audit fees.

The Audit and Compliance Committee itself does not perform audit work. The Head of Ericsson’s internal audit function reports directly to the Audit and Compliance Committee.

Ericsson’s external auditor is elected by the AGM. The Committee is involved in the preparatory work for the Nomination Committee to propose external auditor for election by the AGM. It also monitors the ongoing performance and independence of the auditor with the aim to avoid conflicts of interest.

In order to ensure the auditor’s independence, there are pre-approval policies and procedures in place for audit and non-audit related services to be performed by the external auditor. Pre-approval authority may not be delegated to management.

The Chief Compliance Officer, reporting to the Audit and Compliance Committee, regularly keeps the Committee informed of the compliance work, with a specific focus on the area of anti-corruption.

The Audit and Compliance Committee also oversees Ericsson’s process for reviewing transactions with related parties and Ericsson’s whistle-blower procedures.

Whistle-blower tool

Ericsson has grievance mechanisms under which employees, suppliers and others can report conduct that they believe constitutes a violation of laws or the Code of Business Ethics. If such channels for reporting are not available or appropriate, and if the alleged violation

•	is conducted by Group or local management, and

•	relates to corruption, questionable accounting, deficiencies in the internal control of accounting or auditing matters or otherwise seriously affect vital interests of the Group or personal health and safety, the violation may be reported through Ericsson’s external whistle-blower tool, managed by an external service provider: Ericsson Compliance Line.

Significant alleged violations reported through the Ericsson Compliance Line and certain other channels are reported to the Audit and Compliancce Committee. Investigations relating to severe alleged violations are handled by Corporate Investigations. Other investigations are handled in the market areas. Corporate Investigations oversees these investigations as deemed appropriate.

Members of the Audit and Compliance Committee

The Audit and Compliance Committee consists of four Board members appointed by the Board in connection with the AGM 2018: Eric A. Elzvik (Chair), Jan Carlson, Nora Denzel, and Torbjörn Nyman (employee representative). The Board has appointed shareholder elected Board members with CFO or CEO experience to the Committee.

The composition of the Audit and Compliance Committee meets all applicable independence requirements, including the conditions for reliance on an exemption for employee representatives. The Board of Directors has determined that each of Eric A. Elzvik, Jan Carlson and Nora Denzel is an audit committee financial expert, as defined under the SEC rule. Each of these three members is considered independent

Members of the Committees as of December 31, 2018

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under applicable US securities laws, SEC rules and NASDAQ Stock Market Rules and each of them is financially literate and familiar with the accounting practices of an international company, such as Ericsson.

Work of the Audit and Compliance Committee in 2018

The Audit and Compliance Committee held 10 meetings in 2018. Directors’ attendance is reflected in the table on page 114. During the year, the Audit and Compliance Committee reviewed the scope and results of external financial audits and the independence of the external auditor. Prior to publishing, the Committee also reviewed and discussed each interim report and the annual report with the external auditor. The Committee also monitored the external audit fees and approved non-audit-services performed by the external auditor in accordance with such policies and procedures. During 2018, the Audit and Compliance Committee has been involved in overseeing the selection procedures for proposing a new auditor for election at the AGM 2020.

The Committee approved the audit plan for the internal audit function based on among other things the annual risk assessment, and reviewed the reports of the internal audit function. The Committee also received and reviewed reports under the whistle-blower tool, Ericsson Compliance Line.

The Committee monitored the continued compliance with the Sarbanes-Oxley Act as well as the internal control and risk management process and monitored and evaluated the effectiveness and appropriateness of Ericsson’s anti-corruption program.

Finance Committee

The Finance Committee’s responsibilities include:

•	Handling matters related to acquisitions, investments and divestments

•	Handling capital contributions to Group and affiliated companies

•	Raising loans, issuing guarantees and similar undertakings, and approving financial support to customers and suppliers

•	Continuously monitoring the Group’s financial risk exposure.

The Finance Committee is authorized to determine matters such as:

•	Direct or indirect financing

•	Provision of credits

•	Granting of guarantees and similar undertakings

•	Certain investments, divestments and financial commitments.

Members of the Finance Committee

The Finance Committee consists of four Board members appointed by the Board in connection with the AGM 2018: Ronnie Leten (Chair), Helena Stjernholm, Roger Svensson (employee representative) and Jacob Wallenberg. The Board has appointed shareholder elected Board members with extensive industrial and financial experience to the Committee.

Work of the Finance Committee in 2018

The Finance Committee held 13 meetings in 2018. Directors’ attendance is reflected in the table on page 114. During the year, the Finance Committee approved numerous customer finance credit arrangements and reviewed a number of potential acquisitions and divestments and real estate investments. The Finance Committee spent significant time discussing and securing an adequate capital structure, as well as examining cash flow and working capital performance. International developments and their impact on Ericsson are continuously monitored, as well as Ericsson’s financial position and foreign exchange and credit exposures.

Remuneration Committee

The Remuneration Committee’s responsibilities include:

•	Reviewing and preparing, for resolution by the Board, proposals on salary and other remuneration, including retirement compensation, for the President and CEO.

•	Reviewing and preparing, for resolution by the Board, proposals to the AGM on guidelines for remuneration to the Executive Team.

•	Reviewing and preparing, for resolution by the Board, proposals to the AGM on the Long-Term Variable Compensation Program (LTV) and similar equity arrangements.

•	Approving proposals on salary and other remuneration, including retirement compensation, for the other members of the Executive Team.

•	Approve proposals on targets for the short-term variable compensation (STV) for the members of the Executive Team (other than the President and CEO).

•	Approve payout of the STV for the members of the Executive Team members (other than the President and CEO), based on achievements and performance.

In its work, the Remuneration Committee considers trends in remuneration, legislative changes, disclosure rules and the general global executive remuneration environment. It reviews salary survey data before preparing salary adjustment recommendations for the

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President and CEO for resolution by the Board and before approving any salary adjustments for the other members of the Executive Team.

Members of the Remuneration Committee

The Remuneration Committee appointed by the Board in connection with the AGM 2018 consisted of four Board members: Jon Fredrik Baksaas (Chair), Kurt Jofs, Ronnie Leten and Kjell-Åke Soting (employee representative). The Board has appointed shareholder elected Board members to the Committee with experiences from different markets of relevance to the Group.

During the year 2018, Peter Boreham from Mercer advised and assisted the Remuneration Committee as an independent expert.

Work of the Remuneration Committee in 2018

The Remuneration Committee held 13 meetings in 2018. Director’s attendance is reflected in the table on page 114.

The Remuneration Committee reviewed and prepared a proposal for a new revised LTV 2018 for the Executive Team, for resolution by the Board and further approval by the AGM 2018. It further resolved on salaries and STV 2018 for the members of the Executive Team (other than the President and CEO), reviewed the vesting results for the 2015 Executive Performance Stock Plan and prepared proposals regarding remuneration to the President and CEO for resolution by the Board. It also prepared guidelines for remuneration to the Executive Team for resolution by the Board and subsequent referral to the AGM for approval. With several changes to the Executive Team during 2018, the Remuneration Committee has also resolved on salaries and STV remuneration for individuals joining the Executive Team.

During the latter part of 2018, the Remuneration Committee reviewed the current LTV structure and executive remuneration. including 2019 targets for STV for the members of the Executive Team (other than the President and CEO). The resulting proposals on LTV and guidelines for remuneration to the Executive Team will be referred to the AGM 2019 for resolution.

For further information on fixed and variable remuneration, please see Notes to the consolidated financial statements – Note G2 “Information regarding members of the Board of Directors, the Group management” and Note G3 “Share-based compensation” and the “Remuneration Report” attached to the Annual Report.

Technology and Science Committee

The responsibilities of the Technology and Science Committee include:

•	Reviewing and preparing for consideration and/or resolution by the Board, matters related to technology strategy and planning for the Group, monitoring the Group’s technology ecosystem and relationships and partnerships

•	Reviewing and preparing for consideration and/or resolution by the Board, matters related to science direction and influence on a geopolitical level.

Members of the Technology and Science Committee

The Technology and Science Committee consists of five Board members appointed by the Board in connection with the AGM 2018: Kristin S. Rinne (Chair), Jan Carlson, Nora Denzel, Kurt Jofs and Roger Svensson (employee representative). The Board has appointed Board members to the Committee with extensive experience within technology.

Work of the Technology and Science Committee in 2018

The Technology and Science Committee held 4 meetings in 2018. Directors’ attendance is reflected in the table on page 114. The Technology and Science Committee has during the year reviewed selected focus areas:

•	5G architecture

•	Network Security

•	IPR with an industry focus

•	Research and development

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Directors’ attendance and fees 2018

	Fees resolved by the AGM 2018			Number of Board/Committee meetings attended in 2018
Board member	Board fees, SEK 1)		Committee fees, SEK	Board	Audit and Compliance- Committee	Finance Committee	Remun. Committee	Tech. and Science Committee
Ronnie Leten2)	4,075,000		375,000	9		10	6
Leif Johansson3)	—		—	5		3	7
Helena Stjernholm	990,000		175,000	14		13
Jacob Wallenberg	990,000		175,000	14		13
Jon Fredrik Baksaas4)	990,000		200,000	14			13
Jan Carlson 5)	990,000		425,000	14	7			4
Nora Denzel	990,000		425,000	14	9			4
Börje Ekholm6)	—		—	14
Eric A. Elzvik	990,000		350,000	14	10
Kurt Jofs	990,000		350,000	9			6	3
Kristin Skogen Lund7)	—		—	5	3
Kristin S. Rinne	990,000		200,000	14				4
Sukhinder Singh Cassidy8)	—		—	5			7
Torbjörn Nyman9)	31,500	12)	—	14	7
Kjell-Åke Soting	40,500	12)	—	14			13
Roger Svensson	48,000	12)	—	14		13		4
Karin Åberg7)	13,500	12)	—	5	3
Tomas Lundh10)	7,500	12)	—	5
Per Holmberg11)	1,500	12)	—	1
Anders Ripa	21,000	12)	—	14
Loredana Roslund	21,000	12)	—	14

Total number of meetings				14	10	13	13	4

1)	Non-employee Directors can choose to receive part of their Board fee (exclusive of Committee fees) in the form of synthetic shares.

2)	Elected Chair of the Board at the AGM held on March 28, 2018, and appointed Chair of the Finance Committee and member of the Remuneration Committee as of March 28, 2018.

3)	Resigned from the Board and from the Remuneration and Finance Committee as of March 28, 2018.

4)	Appointed Chair of the Remuneration Committee as of March 28, 2018.

5)	Appointed member of the Audit and Compliance Committee as of March 28, 2018.

6)	Board member remuneration resolved by the AGM is only for non-employee Directors elected by the shareholders.

7)	Resigned from the Board and Audit and Compliance Committee as of March 28, 2018.

8)	Resigned from the Board and Remuneration Committee as of March 28, 2018.

9)	Appointed employee representative and member of the Audit and Compliance Committee as of March 28, 2018 (previously deputy).

10)	Appointed deputy employee representative as of March 28, 2018 and resigned in September 2018. 11) Appointed deputy employee representative as of November 2018.

12)	Employee representative Board members and their deputies are not entitled to a Board fee, but instead get paid compensation in the amount of SEK 1,500 per attended Board and Committee meeting.

Remuneration to Board members

Remuneration to Board members not employed by the Company is proposed by the Nomination Committee for resolution by the AGM.

The AGM 2018 approved the Nomination Committee’s proposal for fees to non-employee Board members for Board and Committee work. For further information on Board of Directors’ fees 2018, please refer to Notes to the consolidated financial statements – Note G2 “Information regarding members of the Board of Directors and Group management” in the Annual Report.

The AGM 2018 also approved the Nomination Committee’s proposal that Board members may be paid part of their Board fee in the form of synthetic shares. A synthetic share gives the right to receive a future cash payment of an amount which corresponds to the market value of a Class B share in Ericsson at the time of payment. The Directors’ right to receive payment with regard to allocated synthetic shares occurs, as a general rule, after the publication of the Company’s year-end financial statement during the fifth year following the General Meeting that resolved on the allocation of the synthetic shares. The purpose of paying part of the Board of Directors’ fee in the form of synthetic shares is to further align the Directors’ interests with shareholder interests. For more information on the terms and conditions of the synthetic shares, please refer to the notice convening the AGM 2018 and to the minutes from the AGM 2018, which are available at Ericsson’s website.

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Members of the Board of Directors

Board members elected by the AGM 2018

Ronnie Leten (first elected 2018) Chair of the Board of Directors, Chair of the Finance Committee, Member of the Remuneration Committee	Helena Stjernholm (first elected 2016) Deputy Chair of the Board of Directors, Member of the Finance Committee	Jacob Wallenberg (first elected 2011) Deputy Chair of the Board of Directors, Member of the Finance Committee	Jon Fredrik Baksaas (first elected 2017) Chair of the Remuneration Committee

Born 1956. Master of Science in Applied Economics, University of Hasselt, Belgium.

Nationality: Belgium

Board Chair: Epiroc AB

Board Member: AB SKF and IPCO AB.

Holdings in Ericsson: 100,000 Class B shares 1), and 30,969 synthetic shares 2).

Principal work experience and other information: President and CEO of Atlas Copco AB 2009–2017 and various leadership positions within the Atlas Copco Group 1997–2009 and 1985–1995. Previous positions include plant manager of Tenneco Automotive Inc., Belgium, 1995–1997 and various positions within General Biscuits 1979–1985.

Born 1970. Master of Business Administration, Stockholm School of Economics, Sweden.

Nationality: Sweden

Board Member: AB Industrivärden, AB Volvo and Sandvik AB.

Holdings in Ericsson: 20,060 Class B shares 1), and 27,277 synthetic shares 2).

Principal work experience and other information: President and CEO of AB Industrivärden since 2015. Partner in the private equity firm IK Investment Partners (2008–2015), with responsibility for the Stockholm office from 2011 to 2015. Investment Manager at IK Investment Partners (1998–2008). Previous experience as consultant for Bain & Company (1997–1998).

Born 1956. Bachelor of Science in Economics and Master of Business Administration, Wharton School, University of Pennsylvania, USA. Officer of the Reserve, Swedish Navy.

Nationality: Sweden

Board Chair: Investor AB.

Deputy Board Chair: ABB Ltd, FAM and Patricia Industries.

Board Member: The Knut and Alice Wallenberg Foundation and Nasdaq Inc.

Holdings in Ericsson: 427,703 Class B shares 1) and 39,675 synthetic shares 2).

Principal work experience and other information: Chair of the Board of Investor AB since 2005. President and CEO of SEB in 1997 and Chair of SEB’s Board of Directors 1998–2005. Executive Vice President and CFO of Investor AB 1990–1993. Honorary Chair of IBLAC (Mayor of Shanghai’s International Business Leaders Advisory Council) and member of the steering committee of the European Round Table of Industrialists, Deputy Chair of the Swedish-American Chamber of Commerce US, member of the International Advisory Board of the Atlantic Council, Washington DC, member of the International Business Council of the World Economic Forum, Trilateral Commission and the Advisory Board of Tsinghua University.

Born 1954. Master of Science in Economics, NHH Norwegian School of Economics & Business Administration, Norway.

Nationality: Norway

Board Chair: Statnett SA.

Board Member: Svenska Handelsbanken AB and Cloudberry Capital AS.

Holdings in Ericsson: 24,277 synthetic shares 2).

Principal work experience and other information: President and CEO of Telenor (2002–2015). Previous positions within the Telenor Group since 1989, including deputy CEO, Chief Financial Officer and CEO of TBK AS. Previous positions include CFO of Aker AS, finance director of Stolt-Nielsen Seaway AS and controller at Det Norske Veritas, Norway and Japan. Member of the GSMA Board (2008–2016) and Chair of the GSMA Board (2014–2016).

The Board memberships and holdings in Ericsson reported above are as of December 31, 2018.

1)   The number of shares and ADS includes holdings by related persons, if applicable.

2)   Since 2008, the AGM has each year resolved that part of the Board fee may be received in the form of synthetic shares. A synthetic share is a right to receive in the future a payment corresponding to the value of the Class B share in Ericsson at the time of payment.

Please see page 114 for further information.

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Jan Carlson

(first elected 2017)

Member of the Audit and Compliance Committee and the Technology and Science Committee

Born 1960. Master of Science degree in Engineering Physics and Electrical Engineering, the University of Linköping, Sweden.

Nationality: Sweden

Board Chair: Autoliv Inc. and Veoneer Inc.

Board Member: BorgWarner Inc.

Holdings in Ericsson: 7,900 Class B shares 1) and 24,277 synthetic shares 2).

Principal work experience and other information: Chair and President and CEO of Veoneer Inc. since June 2018. President and CEO of Autoliv Inc. 2007–2018 and Chair of Autoliv Inc. since 2014. Previous positions within the Autoliv Group since 1999, including President Autoliv Europe, Vice President Engineering of Autoliv and President Autoliv Electronics. Previous positions include President of Saab Combitech and of Swedish Gate Array.

Nora Denzel

(first elected 2013)

Member of the Audit and Compliance Committee and the Technology and Science Committee

Born 1962. Master of Business Administration, Santa Clara University, USA. Bachelor of Science in Computer Science, State University of New York, USA.

Nationality: USA

Board Member: Advanced Micro Devices, Inc., Talend, Inc. and Talend S.A.

Holdings in Ericsson: 3,850

ADS 1), and 13,580 synthetic shares 2).

Principal work experience and other information: CEO (interim) of Outerwall Inc. (January 2015–August 2015). Senior Vice President Big Data, Marketing and Social Product Design and General Manager QuickBooks Payroll Division (2008–2012). Previous positions include Senior Vice President and General Manager of HP’s Global Software, Storage and Consulting Divisions (2000–2006), Senior Vice President Product Operations Legato Systems (bought by EMC) and various engineering, marketing and executive positions at IBM. Non-Profit board member of the Anita Borg Institute and the Northern California Chapter of the National Association of Corporate Directors (NACD). Industrial Advisor to the Private Equity Firm EQT.

Börje Ekholm

(first elected 2006)

President, CEO and Member of the Board

Born 1963. Master of Science in Electrical Engineering, KTH Royal Institute of Technology, Stockholm, Sweden. Master of Business Administration, INSEAD, France.

Nationality: Sweden and USA

Board Member: Alibaba, Inc.

Holdings in Ericsson: 21,760 Class B shares and 1,009,000 ADS 1), 24,789 synthetic shares 2), and 2,000,000 call options 3).

Principal work experience and other information: President and CEO of Telefonaktiebolaget LM Ericsson since 2017. CEO of Patricia Industries, a division within Investor AB (2015–January 15, 2017). President and CEO of Investor AB (2005–2015). Formerly Head of Investor Growth Capital Inc. and New Investments. Previous positions at Novare Kapital AB and McKinsey & Co Inc. Member of the Board of Trustees of Choate Rosemary Hall. Holds honorary Doctorate at KTH Royal Institute of Technology, Sweden. Since 2017, member of the Steering Committee of the World Economic Forum Digital Communication Governors and a member of the Broadband Commission for Sustainable Development.

Eric A. Elzvik

(first elected 2017)

Chair of the Audit and Compliance Committee

Born 1960. Master of Business Administration, Stockholm School of Economics, Sweden.

Nationality: Sweden and Switzerland

Board Member: Fenix Marine Services, Landis+Gyr Group AG, AB Volvo and VFS Global.

Holdings in Ericsson: 10,000 Class B shares 1) and 8,091 synthetic shares 2).

Principal work experience and other information: Chief Financial Officer and member of the Group Executive Committee of ABB Ltd (2013–2017). Division CFO ABB Discrete Automation & Motion (2010–2012) and division CFO Automation Products Division (2006–2010). Previous positions within the ABB Group since 1984, including senior management positions within finance, mergers & acquisitions and new ventures. Currently, industrial advisor to private equity.

The Board memberships and holdings in Ericsson reported above are as of December 31, 2018.

1)	The number of shares and ADS includes holdings by related persons, if applicable.
2)

Since 2008, the AGM has each year resolved that part of the Board fee may be received in the form of synthetic shares. A synthetic share is a right to receive in the future a payment corresponding to the value of the Class B share in Ericsson at the time of payment. Please see page 114 for further information.

3)

Call options issued by AB Industrivärden (1,000,000 call options) and Investor AB (1,000,000 call options), each entitling the purchase of one Ericsson B share from AB Industrivärden/ Investor AB respectively (further information is available in the Notes to the consolidated financial statements – Note G2 “Information on the members of the Board of Directors and Group management” in the Annual Report).

117 Corporate governance – Corporate governance report	Ericsson Annual Report on Form 20-F 2018

Board members elected by the AGM 2018, cont’d.

Kurt Jofs

(first elected 2018)

Member of the Remuneration Committee and the Technology and Science Committee

Born 1958. Master of Science in Engineering, Royal Institute of Technology, Stockholm, Sweden.

Nationality: Sweden.

Board Chair: Tieto Corporation and Vesper Group.

Board member: FEAL AB, Höganäs AB and Silver Resorts AB.

Holdings in Ericsson: 50,000 Class B shares 1) and 11,285 synthetic shares 2).

Principal work experience and other information: Entrepreneur and investor with extensive experience in various industries. Previous positions include Executive Vice President and responsible for Ericsson’s Networks business 2003–2008, CEO of Segerström & Svensson 1999–2001. CEO of Linjebuss 1996–1999, and various positions within ABB and Ericsson.

Kristin S. Rinne

(first elected 2016)

Chair of the Technology and Science Committee

Born 1954. Bachelor of Arts, Washburn University, USA.

Nationality: USA

Board member: Synchronoss.

Holdings in Ericsson: 19,817 synthetic shares 2).

Principal work experience and other information: Previously Senior Vice President, Network Technology, Network Architecture & Planning, at AT&T (2007–2014). CTO of Cingular Wireless (2005–2007) and VP Technology & New Product Development of Cingular Wireless (2000–2005). Previous positions within Southwestern Bell and SBC (1976–2000). Non-profit Board member of Washburn University Foundation and Wycliffe Associates. Member of the Advisory Board of Link Labs.

The Board memberships and holdings in Ericsson reported above are as of December 31, 2018.

1)	The number of shares and ADS includes holdings by related person, if applicable.
2)

Since 2008, the AGM has each year resolved that part of the Board fee may be received in the form of synthetic shares. A synthetic share is a right to receive in the future a payment corresponding to the value of the Class B share in Ericsson at the time of payment. Please see page 114 for further information.

118 Corporate governance – Corporate governance report	Ericsson Annual Report on Form 20-F 2018

Board members and deputies appointed by the trade unions

Torbjörn Nyman

(first appointed 2017)

Employee representative, Member of the Audit and Compliance Committee

Born 1961. Appointed by LO, the Swedish Trade Union Confederation.

Nationality: Sweden

Holdings in Ericsson: 30,219 Class B shares1).

Employed since 1996. Working as ICT Strategic Product Manager within Business Area Networks.

Kjell-Åke Soting

(first appointed 2016)

Employee representative, Member of the Remuneration Committee

Born 1963. Appointed by PTK.

Nationality: Sweden

Holdings in Ericsson: 7,350 Class B shares 1).

Employed since 1996. Working as Global SQA Manager within Business Area Networks.

Roger Svensson

(first appointed 2011)

Employee representative, Member of the Finance Committee and of the Technology and Science Committee

Born 1971. Appointed by the PTK.

Nationality: Sweden

Holdings in Ericsson: 12,857 Class B shares 1).

Employed since 1999. Working as Global Process Architect for Test within Business Area Networks.

Anders Ripa

(first appointed 2017)

Employee representative – Deputy

Born 1962. Appointed by PTK.

Nationality: Sweden

Holdings in Ericsson: 1,954 Class B shares and 608 Class A shares1).

Employed since 1998. Working as Security Solution Manager for Mission Critical and Private Networks within Business Area Networks.

Loredana Roslund

(first appointed 2017)

Employee representative - Deputy

Born 1967. Appointed by PTK.

Nationality: Sweden

Holdings in Ericsson: 1,637 Class B shares1).

Employed since 1994. Working as Project Manager within R&D, Business Area Networks.

Per Holmberg

(first appointed 2018)

Employee representative - Deputy

Born 1966. Appointed by LO, the Swedish Trade Union Confederation.

Nationality: Sweden

Holdings in Ericsson: None1).

Employed since 1996. Working as Product Development Leader within Business Area Networks.

Börje Ekholm was the only Director who held an operational management position at Ericsson in 2018. Leif Johansson, Kristin Skogen Lundh and Sukhinder Singh Cassidy left the Board in connection with the AGM 2018, Ronnie Leten was elected new Chair and Kurt	Jofs was elected new member of the Board. The deputy employee representative Tomas Lundh left the Board in September 2018 and was in November 2018 replaced by Per Holmberg.

1)	The number of shares and ADS reflects ownership as of December 31, 2018 and includes holdings by related persons, if applicable.

119 Corporate governance – Corporate Governance Report	Ericsson Annual Report on Form 20-F 2018

Management

The President/CEO and the Executive Team

The Board of Directors appoints the President and CEO and the Executive Vice President(s). The President and CEO is responsible for the management of day-to-day operations and is supported by the other members of the Executive Team.

The role of the Executive Team is to:

•  Define Group strategies and policies, drive corporate agenda and establish a strong corporate culture.

•  Determine targets for operational units, allocate resources and monitor unit performance.

•  Secure operational excellence and realize global synergies through efficient organization of the Group.

The organizational structure includes four business areas, five geographical market areas and a number of supporting group functions.

Business areas are responsible for developing competitive product-led business solutions, including both products and services and for investing in research and development for technology and cost leadership.

Market areas are responsible for selling and delivering customer solutions. Resources are moved closer to the customers in order to establish leading positions in critical markets.

Group functions are responsible for providing an effective support platform to the market areas and business areas to drive synergies and align ways of working across units and for driving the corporate agenda.

The Executive Team members as of December 31, 2018, are presented on pages 123–124.

Remuneration to the Executive Team

Guidelines for remuneration to the Executive Team were approved by the AGM 2018. For further information on fixed and variable remuneration, see the Remuneration Report and Note G2, “Information regarding members of the Board of Directors and the Group management”.

The Ericsson Group Management System

Ericsson has a global management system, the Ericsson Group Management System (EGMS). EGMS aims to ensure customer satisfaction, drive corporate culture and to ensure that the business is managed:

•  To fulfill the objectives of Ericsson’s major stakeholders (customers, shareholders, employees).

•  Within established risk limits and with reliable internal control.

•  In compliance with relevant applicable laws, listing requirements, governance codes and corporate responsibilities.

EGMS is a framework consisting of rules and requirements for Ericsson’s business, specified through governance structures, ways of working, processes, organizational descriptions, policies, directives and instructions. The management system is applied in Ericsson’s operations globally, and its consistency and global reach is designed to build trust in the way Ericsson works. EGMS is founded on ISO 9001 (international standard for quality management systems) but is designed as a dynamic governance system to enable Ericsson to adapt the system to changing demands and expectations, including new legislation as well as customers’ and other stakeholders’ requirements. Ericsson implements external requirements only after thorough analysis and after putting them into the Ericsson context.

EGMS consists of three main elements:

•  Management and control

•  Ericsson business processes

•  Organization and resources

Management and control

Ericsson’s strategy process includes the whole chain from business intelligence and strategic forecasting to deployment of developed strategies into targets and programs in coordinated cycles.

Group-wide policies, directives and instructions govern how the organization works and are core elements in managing and directing Ericsson. The Group policies, directives and

Ericsson Group Management System

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instructions include, among other things, a Code of Business Ethics, a Code of Conduct and accounting and reporting directives to fulfill external reporting requirements. Ericsson has a Group Steering Documents Committee that works to align policies and directives with Group strategies, values and structures.

Ericsson business processes

Ericsson business processes is a set of defined Group-wide processes integrated in EGMS. They describe how Ericsson delivers value to customers, proactively and on-demand. Ericsson business processes offer capabilities to translate customer requirements into defined products, solutions and services offered by Ericsson.

Organization and resources

Ericsson is operated in two dimensions: one operational structure and one legal structure. The operational structure aligns accountability and authority regardless of country borders and supports the process flows with cross-country operations. In the operational structure, Ericsson is organized in group functions, segments, business areas and market areas. The legal structure is the basis for legal requirements and responsibility as well as for tax and statutory reporting purposes. There are more than 200 legal entities within the Ericsson Group with approximately 80 branch offices with representation (via legal entities, branch and representative offices) in more than 150 countries.

Chief Compliance Officer

Ericsson has a Chief Compliance Officer (CCO), heading up the Compliance Office, whose responsibilities among other things include to further strengthen Ericsson’s anti-corruption program. Attention from senior-management level on anti-corruption and compliance is crucial, as is ensuring that these matters are addressed from a cross-functional perspective. Ericsson’s anti-corruption program is reviewed and evaluated by the Audit and Compliance Committee at least annually and the CCO reports to the Audit and Compliance Committee.

Audits, assessments and certification

The purpose of audits and assessments is to determine levels of compliance and to provide valuable information for understanding, analyzing and continually improving performance. Management monitors compliance with policies, directives and processes through internal self-assessment within all units. This is complemented by internal and external audits and assessments.

Due to demands and requirements from customers and other external stakeholders, Ericsson sometimes needs to take decisions on certification to stay competitive in the market. Certification means that Ericsson’s interpretation of standards or requirements are confirmed by a third-party via an assessment activity.

As the EGMS is a global system, group-wide certificates are issued by a third-party certification body proving that the system is efficient throughout the whole organization. Ericsson is currently globally certified to ISO 9001 (Quality), ISO 14001 (Environment) and OHSAS 18001 (Health & Safety) and ISO 27001 (Information Security) (achieved in certification cycle 2018). Selected Ericsson units are also certified to TL 9000 (telecom-specific standard). EGMS is also assessed within the scope of the audit plan of Ericsson’s internal audit function.

Ericsson’s external financial audits are performed by PricewaterhouseCoopers, and ISO/ management system audits are performed by EY CertifyPoint. Internal audits are performed by the company’s internal audit function which reports to the Audit and Compliance Committee.

Ericsson conducts audits of suppliers to secure compliance with Ericsson’s Code of Conduct, which includes rules that suppliers to the Ericsson Group must comply with.

Risk management

Ericsson’s risk management is integrated into the operational processes of the business, and is a part of the EGMS to ensure accountability, effectiveness, efficiency, business continuity and compliance with corporate governance, legal and other requirements. The Board of Directors also oversees the Company’s risk management and certain transactional risks require specific Board approval, e.g. acquisitions, divestments management remuneration, borrowing or customer finance in excess of pre-defined limits.

Operational, financial and compliance risks

Operational and financial risk

Operational risks are owned and managed by operational units. Risk management is embedded in various process controls, such as decision tollgates and approvals. Certain cross-process risks are centrally coordinated, such as information security, IT security, corporate responsibility and business continuity and insurable risks. Financial risk management is governed by a Group policy and carried out by the Treasury and Customer Finance functions, both supervised by the Finance Committee. The policy governs risk

121 Corporate governance – Corporate Governance Report	Ericsson Annual Report on Form 20-F 2018

exposures related to foreign exchange, liquidity/ financing, interest rates, credit risk and market price risk in equity instruments. For further information on financial risk management, see Notes to the consolidated financial statements – Note F1, “Financial risk”, Note F4, “Interest-bearing liabilities” and Note B6, “Customer contract related balances” in the Annual Report.

Compliance risks

Ericsson has implemented Group policies and directives in order to comply with applicable laws and regulations, as well as its Code of Business Ethics and Code of Conduct. Risk management is integrated in the Company’s business processes. Policies and controls are implemented to comply with financial reporting standards and stock market regulations.

Risk mitigation

Examples of significant activities to mitigate risks are:

•	Conducting regular supplier Code of Conduct audits

•	Continuously assessing and managing risks relating to Corporate Responsibility including anti-corruption

•	Conducting business continuity management in an efficient way

•	Continuously monitoring information systems to guard against data breaches

•	Reviewing top risks and mitigating actions at various internal governance meetings

Strategic and tactical risks

Strategic risks constitute the highest risk to the Company if not managed properly as they could have a long-term impact. The Group stategy, developed by the Executive Team, is approved by the Board of Directors and is executed througout the organization in business areas and market areas. The strategy is discussed in a yearly leadership summit with approximately 300 leaders from all parts of the business represented. As part of the strategy work, main risks related to the long-term (three-four years) objectives and the strategies to reach these, as well as risks and mitigating actions to reach short-term (one-year) targets are identified. These risks and actions are regularly followed-up in governance meetings and are presented to the Board of Directors.

Key components in the evaluation of risk related to Ericsson’s long-term objectives include for example technology development, cyber security related matters, industry and market fundamentals, the development of the economy, the political and international environment, health and environmental aspects and laws and regulations.

Ericsson continuously strives to improve its risk management. For more information on risks related to Ericsson’s business, see the chapter “Risk factors” in the Annual Report.

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Process to identify and manage strategic and tactical risks for market areas, business units and group functions

The process is aligned with the strategy and target-setting process

Example of risk heat map document Risk heat maps are generated by business areas, market areas and Group functions in four risk categories: • Industry & market • Commercial • Operational • Compliance

123 Corporate governance – Corporate Governance Report	Ericsson Annual Report on Form 20-F 2018

Members of the Executive Team

Börje Ekholm

President and CEO since 2017

Born 1963. Master of Science in Electrical Engineering, KTH Royal Institute of Technology, Stockholm, Sweden. Master of Business Administration, INSEAD, France.

Nationality: Sweden and USA

Board Member: Telefonaktiebolaget LM Ericsson, and Alibaba, Inc.

Holdings in Ericsson:1)

21,760 Class B shares and 1,009,000 ADS, 24,789 synthetic shares, and 2,000,000 call options2).

Background: CEO of Patricia Industries, a division within Investor AB (2015–2017). President and CEO of Investor AB (2005–2015). Formerly Head of Investor Growth Capital Inc. and New Investments. Previous positions at Novare Kapital AB and McKinsey & Co Inc. Member of the Board of Trustees of Choate Rosemary Hall. Since 2017, member of the Steering Committee of the World Economic Forum Digital Communication Governors and

a member of the Broadband Commission for Sustainable Development.

Fredrik Jejdling

Executive Vice President and Head of Business Area Networks (since 2017) and Head of Segment Networks

Born 1969. Master of Science in Economics and Business Administration, Stockholm School of Economics, Sweden.

Nationality: Sweden

Board Member: Teknikföretagen and the Confederation of Swedish Enterprise.

Holdings in Ericsson:1)

13,107 Class B shares.

Background: Senior Vice President and Head of Business Unit Network Services (2016–2017). Has held a variety of positions in commercial operations and financials, including Head of Region Sub-Saharan Africa, Head of Region India, and Head of Sales and Finance for Business Unit Global Services. Previous positions include senior positions with LUX Asia Pacific and Tele2 Group.

MajBritt Arfert

Senior Vice President, Chief Human Resources Officer and Head of Group Function Human Resources (since 2017)

Born 1963. Bachelor of Human Resources, University of Gothenburg, Sweden.

Nationality: Sweden

Board Member: None.

Holdings in Ericsson:1)

21,437 Class B shares.

Background: Acting Head of Group Function Human Resources (2016–2017), Head of Human Resources Ericsson Sweden (2015–2017). Previously Vice President and Head of Human Resources Business Unit Support Solutions (2007–2015). Previous positions include various Human Resources positions, including Head of Human Resources for Sony Ericsson in Germany (2001–2004).

Arun Bansal

Senior Vice President and Head of Market Area Europe & Latin America (since 2017)

Born 1968. Bachelor of Engineering (Electronics), University of Jiwaji, India, and Postgraduate Diploma in Marketing, Indira Gandhi National Open University, India.

Nationality: India

Board Member: OPCOM Cables Sdn Bhd, Malaysia.

Holdings in Ericsson:1)

12,047 Class B shares and 17,486 ADS.

Background: Senior Vice President and Head of Business Unit Network Products (2016–2017). Joined Ericsson in 1995 and has held various senior positions in the company, including Senior Vice President and Head of Business Unit Radio, Head of Region South East Asia and Oceania and Country Manager in Indonesia and Bangladesh and has also worked in Sweden, USA, Malaysia and Singapore.

Changes in the Executive Team

•	Effective April 1, 2018, Xavier Dedullen was appointed Chief Legal Officer and Head of Group Function Legal Affairs and Compliance, replacing Nina Macpherson.

•	Effective April 1, 2018, Åsa Tamsons was appointed Head of Business Area Technologies and Emerging Businesses (now Business Area Technologies and New Businesses).

•	Effective April 1, 2018, Erik Ekudden, Chief Technology Officer, was appointed member of the Executive Team.
•	Effective February 1, 2018, Jan Karlsson assumed the role as Head of Business Area Digital Services, replacing Ulf Ewaldsson.

•	Effective February 1, 2018, Elaine Weidman left the Executive Team.

The Board memberships and Ericsson holdings reported above are as of December 31, 2018.

1)	The number of shares and ADS includes holdings by related persons, if applicable.
2)

Call options issued by AB Industrivärden (1,000,000 call options) and Investor AB (1,000,000 call options), each entitling the purchase of one Ericsson B share from AB Industrivärden/Investor AB respectively (further information is available in the Notes to the consolidated financial statements – Note G2 “Information regarding members of the Board of Directors and the Group management” in the Annual Report).

124 Corporate governance – Corporate Governance Report	Ericsson Annual Report on Form 20-F 2018

Xavier Dedullen

Senior Vice President, Chief Legal Officer, Head of Group Function Legal Affairs and Compliance and secretary of the Board of Directors of Telefonaktiebolaget LM Ericsson (since April 1, 2018)

Born 1964. Master of Laws (Lic. Jur) from KU University of Leuven, Belgium, and Master of Laws (LL.M) from New York University School of Law, USA. Bachelor in Law, Facultés Notre Dame de la Paix, Belgium.

Nationality: Belgium

Board Member: None.

Holdings in Ericsson:1)

None.

Background: Previously Group General Counsel at Holcim Ltd (now called LafargeHolcim) (2013–2018) with responsibility for the legal and compliance functions, based in Switzerland. Various senior legal management positions, including most recently, Vice President International – Legal and External Affairs and other senior management positions at Verizon Business (2004–2013), based in the UK and Hong Kong. Prior to that, various senior legal positions in the telecoms, banking and power industries, based in the UK and Switzerland. Started his career in private practice in New York.

Erik Ekudden

Senior Vice President, Chief Technology Officer (since April 1, 2018) and Head of Group Function Technology (since October 1, 2018)

Born 1968. Master of Science in Electrical Engineering, KTH Royal Institute of Technology, Stockholm, Sweden.

Nationality: Sweden

Board Member: None.

Holdings in Ericsson:1)

18,005 Class B shares and 4,129 ADS.

Background: Group Chief Technology Officer and Head of Technology and Architecture within Group Function Technology and Emerging Business (July 2017–March 2018). Joined Ericsson in 1993 and has held various management positions in the company, including Head of Technology Strategy, Chief Technology Officer Americas in Santa Clara US, and Head of

Standardization and Industry. Member of the Royal Swedish Academy of Engineering Sciences (IVA).

Niklas Heuveldop

Senior Vice President and Head of Market Area North America (since 2017)

Born 1968. Master of Science in Industrial Engineering and Management, the Linköping Institute of Technology, Sweden.

Nationality: Sweden

Board Member: The Swedish-American Chamber of Commerce New York and CTIA - U.S. wireless industry trade association.

Holdings in Ericsson:1)

3,568 Class B shares and 11,974 ADS.

Background: Senior Vice President, Chief Strategy Officer and Head of Group Function Technology & Emerging Business (April 2017–March 2018). Previous positions include Chief Customer Officer and Head of

Group Function Sales (2016–2017) and senior leadership positions across Europe and the Americas, including Head of Global Customer Unit AT&T and Head of Market Unit Central America and Caribbean. Previous positions outside Ericsson include CEO of ServiceFactory and COO of WaterCove Networks.

Chris Houghton

Senior Vice President and Head of Market Area North East Asia (since 2017)

Born 1966. Bachelor of Law, Huddersfield Polytechnic, United Kingdom.

Nationality: United Kingdom

Board Member: None.

Holdings in Ericsson:1)

29,970 Class B shares.

Background: Head of Region North East Asia (2015–2017). Has also previously held management positions within Ericsson, including Head of Region India, Head of Customer Unit UK and Ireland and various management positions within Ericsson in China, Hungary, India, Ireland, Japan, Sweden and the UK.

The Board memberships and Ericsson holdings reported above are as of December 31, 2018.

1)	The number of shares and ADS includes holdings by related persons, if applicable.

125 Corporate governance – Corporate Governance Report	Ericsson Annual Report on Form 20-F 2018

Members of the Executive Team, cont’d.

Peter Laurin

Senior Vice President and Head of Business Area Managed Services (since 2017) and Head of Segment Managed Services

Born 1971. Master of Technology, Chalmers University of Technology, Sweden, and Master of Business Administration, Gothenburg School of Economics and Commercial Law, Sweden.

Nationality: Sweden

Board Member: ByggVesta AB.

Holdings in Ericsson:1)

5,206 Class B shares.

Background: Previously Head of Region Northern Europe and Central Asia. Previous management positions within Ericsson include Head of Ericsson’s Global Customer Unit Vodafone (2013–2016) and various executive positions in North America, Asia and Europe. Previous external roles include positions in Arthur D. Little and Mediatude Ltd.

Jan Karlsson

Senior Vice President, Head of Business Area Digital Services (since August 1, 2018) and Head of Segment Digital Services

Born 1966. Bachelor in Business Administration, ESSEC Business School, France.

Nationality: Sweden.

Board Member: None

Holdings in Ericsson:1)

4,568 Class B-shares and 3,883 ADS

Background: Acting Head of Business Area Digital Services February–July 2018. Previous Head of Solution Area BSS within Business Area Digital Services. Before joining Ericsson early 2017 Jan Karlsson was the CEO of DigitalRoute, an ISV focusing on data collection & pre-processing across Telco and Non-telco verticals.

Rafiah Ibrahim

Senior Vice President and Head of Market Area Middle East & Africa (since 2017)

Born 1958. Masters of Digital Communications Engineering, Imperial College of Science and Technology, University of London, United Kingdom.

Nationality: Malaysia

Board Member: None.

Holdings in Ericsson:1)

2,636 Class B shares and 27,164 ADS.

Background: Previously Head of Region Middle East (2014–2017). She has held management positions within Ericsson, including Head of Customer Unit Etisalat, Head of Marketing Business Line Broadcast Services, Global Customer Unit for Warid, Head of Ericsson in Bangladesh and Head of Market Unit North Africa.

Carl Mellander

Senior Vice President, Chief Financial Officer and Head of Group Function Finance and Common Functions (since 2017)

Born 1964. Bachelor of Business Administration and Economics, University of Stockholm, Sweden.

Nationality: Sweden

Board Member: International Chamber of Commerce (ICC) Sweden.

Holdings in Ericsson:1)

29,772 Class B shares.

Background: Acting Chief Financial Officer and Head of Group Function Finance and Common Functions (July 2016–March, 2017). Has previously held various positions within finance and business control within Ericsson, including Vice President and Group Treasurer and Head of Finance in Region Western and Central Europe. Previous positions include Head of Finance / CFO positions within the telecom operator space and defense industry.

The Board memberships and Ericsson holdings reported above are as of December 31, 2018.

1)	The number of shares and ADS includes holdings by related persons, if applicable.

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Nunzio Mirtillo

Senior Vice President and Head of Market Area South East Asia, Oceania & India (since 2017)

Born 1961. Master in Electronic Engineering, Sapienza University, Italy.

Nationality: Italy

Board Member: None.

Holdings in Ericsson:1)

34,861 Class B shares.

Background: Previously Head of Region Mediterranean. Previous management positions within Ericsson include Head of Sales Networks for Western Europe within Business Unit Networks, Head of Business Operations in Market Unit South East Europe and Key Account Manager for Wind Italy, Vodafone Italy and other customers.

Helena Norrman

Senior Vice President, Chief Marketing and Communications Officer (since 2014) and Head of Group Function Marketing and Corporate Relations (since February 1, 2018)

Born 1970. Master of International Business Administration, Linköping University, Sweden.

Nationality: Sweden Board

Member: None.

Holdings in Ericsson:1)

38,820 Class B shares.

Background: Senior Vice President and Head of Group Function Communications (2011–2014). Previously Vice President, Communications Operations at Group Function Communications. Has held various positions within Ericsson’s global communications organization since 1998. Previous positions as communications consultant.

Åsa Tamsons

Senior Vice President and Head of Business Area Technologies & New Businesses (since October 1, 2018) and Head of Segment Emerging Business and Other

Born 1981. Master of Business Administration, Stockholm School of Economics, Sweden

Nationality: Sweden

Board Member: None.

Holdings in Ericsson:1)

6,533 Class B shares.

Background: Head of Business Area Technology and Emerging Business (April-September 2018). Previous position as partner in McKinsey & Company, with focus on growth strategy, marketing and sales, high-tech, and telecommunications across Europe, the USA, and Latin America, based in the Stockholm, San Francisco and Sao Paulo offices.

The Board memberships and Ericsson holdings reported above are as of December 31, 2018.

1)	The number of shares and ADS includes holdings by related persons, if applicable.

127 Corporate governance – Corporate Governance Report	Ericsson Annual Report on Form 20-F 2018

Auditor

According to the Articles of Association, the Parent Company shall have no less than one and no more than three registered public accounting firms as external independent auditor. Ericsson’s auditor is currently elected each year at the AGM pursuant to the Swedish Companies Act for a one-year mandate period. The auditor reports to the shareholders at General Meetings.

The duties of the auditor include:

•	Updating the Board of Directors regarding the planning, scope and content of the annual audit work

•	Reviewing the interim reports to assess that the financial statements are presented fairly in all material respects and providing review opinions over the interim reports for the third and fourth quarters and the year-end financial statements

•	Providing an audit opinion over the Annual Report

•	Advising the Board of Directors of non-audit services performed, the consideration paid and other issues that determine the auditor’s independence.

Auditing work is carried out by the auditor continuously throughout the year. For further information on the contacts between the Board and the auditor, please see Work of the Board of Directors earlier in this Corporate governance report.

Current auditor

PricewaterhouseCoopers AB was elected auditor at the AGM 2018 for a period of one year, i.e. until the close of the AGM 2019. PricewaterhouseCoopers AB has appointed Bo Hjalmarsson, Authorized Public Accountant, to serve as auditor in charge. Bo Hjalmarsson is also auditor in charge in SAS AB and SAAB AB. Under applicable rules for auditor rotation, Ericsson must appoint a new audit firm no later than in 2021. During 2018, Ericsson initiated a tendering process for appointment of new Group auditor for the financial year 2020.

Fees to the auditor

Ericsson paid the fees (including expenses) for audit-related and other services listed in the table in Note H5, “Fees to auditors”.

Internal control over financial reporting 2018

This section has been prepared in accordance with the Annual Accounts Act and the Swedish Corporate Governance Code and is limited to internal control over financial reporting.

Since Ericsson is listed in the United States, the requirements outlined in the Sarbanes- Oxley Act (SOX) apply, subject to certain exceptions. These regulate the establishment and maintenance of internal control over financial reporting as well as management’s assessment of the effectiveness of the controls.

In order to support high-quality reporting and to meet the requirement of SOX, the Company has implemented detailed documented controls and testing and reporting procedures based on the internationally established 2013 COSO framework for internal control. The COSO framework is issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s internal control report according to SOX will be included in Ericsson’s Annual Report on Form 20-F and filed with the SEC in the United States.

Disclosure policies

Ericsson’s financial reporting and disclosure policies aim to ensure transparent, relevant and consistent communication with equity and debt investors on a timely, fair and equal basis. This will support a fair market value for Ericsson securities. Ericsson wants current and potential investors to have a good understanding of how the Company works, including operational performance, prospects and potential risks.

To achieve these objectives, financial reporting and disclosure must be:

•	Transparent – enhancing understanding of the economic drivers and operational performance of the business, building trust and credibility.

•	Consistent – comparable in scope and level of detail to facilitate comparison between reporting periods.

•	Simple – to support understanding of business operations and performance and to avoid misinterpretations.

•	Relevant – with focus on what is relevant to Ericsson’s stakeholders or required by regulation or listing agreements, to avoid information overload.

•	Timely – with regularly scheduled disclosures as well as ad-hoc information, such as press releases on important events, performed in a timely manner.

•	Fair and equal – where all material information is published via press releases to ensure that the whole investor community receives the information at the same time.

•	Complete, free from material errors and a reflection of best practice – disclosures compliant with applicable financial reporting standards and listing requirements and in line with industry norms.

Ericsson’s website comprises comprehensive information on the Group, including:

•	An archive of annual and interim reports.

•	Access to recent news.

Disclosure controls and procedures

Ericsson has controls and procedures in place to allow for timely disclosure in accordance with applicable laws and regulations, including the US Securities Exchange Act of 1934, and under agreements with Nasdaq Stockholm and NASDAQ New York. These procedures also require that such information is provided to management, including the CEO and the CFO, so timely decisions can be made regarding required disclosure.

The Disclosure Committee comprises members with various expertise. It assists management in fulfilling their responsibility regarding disclosures made to the shareholders and the investment community. One of the main tasks of the committee is to monitor the integrity and effectiveness of the disclosure controls and procedures.

Ericsson has investments in certain entities that the Company does not control or manage. With respect to such entities, disclosure controls and procedures are substantially more limited than those maintained with respect to subsidiaries.

Ericsson’s President and CEO and the CFO evaluated the Company’s disclosure controls and procedures and concluded that they were effective at a reasonable assurance level as of December 31, 2018. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

Internal control over financial reporting

Ericsson has integrated risk management and internal control over financial reporting into its business processes. As defined in the COSO framework, internal control is an aggregation of components such as a control environment, risk assessment, control activities, information and communication and monitoring.

During the period covered by the Annual Report 2018, there were no changes to the internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the internal control over financial reporting.

Control environment

The Company’s internal control structure is based on the division of tasks between the Board of Directors and its Committees and the President and CEO. The Company has implemented a management system that is based on:

•	Steering documents, such as policies, directives and a Code of Business Ethics.

•	A strong corporate culture.

128 Corporate governance – Corporate Governance Report	Ericsson Annual Report on Form 20-F 2018

•	The Company’s organization and mode of operations, with well-defined roles and responsibilities and delegations of authority.

•	Several well-defined Group-wide processes for planning, operations and support.

The most essential parts of the control environment relative to financial reporting are included in steering documents and processes for accounting and financial reporting. These steering documents are updated regularly to include, among other things:

•	Changes to laws.

•	Financial reporting standards and listing requirements, such as IFRS and SOX.

The processes include specific controls to be performed to ensure high-quality financial reports. The management of each reporting legal entity, region and business unit is supported by a financial controller function with execution of controls related to transactions and reporting. The company controller functions are organized in a number of Company Control Hubs, each supporting a number of legal entities within a geographical area. A financial controller function is also established on Group level, reporting to the CFO.

Risk assessment

Risks of material misstatements in financial reporting may exist in relation to recognition and measurement of assets, liabilities, revenue and cost or insufficient disclosure. Other risks related to financial reporting include fraud, loss or embezzlement of assets and undue favorable treatment of counterparties at the expense of the Company.

Policies and directives regarding accounting and financial reporting cover areas of particular significance to support correct, complete and timely accounting, reporting and disclosure.

Identified types of risks are mitigated through well-defined business processes with integrated risk management activities, segregation of duties and appropriate delegation of authority. This requires specific approval of material transactions and ensures adequate asset management.

Control activities

The Company’s business processes include financial controls regarding the approval and accounting of business transactions. The financial closing and reporting process has controls regarding recognition, measurement and disclosure. These include the application of critical accounting policies and estimates, in individual subsidiaries as well as in the consolidated accounts.

Regular analyses of the financial results for each subsidiary, region and business unit cover the significant elements of assets, liabilities, revenues, costs and cash flow. Together with further analysis of the consolidated financial statements performed at Group level, these procedures are designed to produce financial reports without material errors.

For external financial reporting purposes, the Disclosure Committee performs additional control procedures to review whether the disclosure requirements are fulfilled.

The Company has implemented controls to ensure that financial reports are prepared in accordance with its internal accounting and reporting policies and IFRS as well as with relevant listing regulations. It maintains detailed documentation on internal controls related to accounting and financial reporting. It also keeps records on the monitoring of the execution and results of such controls. This allows the President and CEO and the CFO to assess the effectiveness of the controls in a way that is compliant with SOX.

Entity-wide controls, focusing on the control environment and compliance with financial reporting policies and directives, are implemented in all subsidiaries. Detailed process controls and documentation of controls performed are also implemented in almost all subsidiaries, covering the items with significant materiality and risk.

In order to secure compliance, governance and risk management in the areas of legal entity accounting and taxation, as well as securing funding and equity levels, the Company operates through a Shared Service Center structure and a Company Control hub structure, covering subsidiaries in each respective geographical area.

Based on a common IT platform, a common chart of account and common master data, the hubs and shared services centers perform accounting and financial reporting services for most subsidiaries.

Information and communication

The Company’s information and communication channels support complete, correct and timely financial reporting by making all relevant internal process instructions and policies accessible to all the employees concerned. Regular updates and briefing documents regarding changes in accounting policies, reporting and disclosure requirements are also supplied.

Subsidiaries and operating units prepare regular financial and management reports for internal steering groups and Company management. These include analysis and comments on financial performance and risks. The Board of Directors receives financial reports monthly. Ericsson has established a whistleblower tool, Ericsson Compliance Line, that can be used for the reporting of alleged violations that:

•	are conducted by Group or local management, and

•	relate to corruption, questionable accounting, deficiencies in the internal control of accounting or auditing matters or otherwise seriously affect vital interests of the Group or personal health and safety.

Monitoring

The Company’s process for financial reporting is reviewed annually by management. This forms a basis for evaluating the internal management system and internal steering documents to ensure that they cover all significant areas related to financial reporting. The shared service center and Company Control hub management continuously monitor accounting quality through a set of performance indicators. Compliance with policies and directives is monitored through annual self-assessments and representation letters from heads and company controllers in subsidiaries as well as in business areas and market areas.

The Company’s financial performance is also reviewed at each Board meeting. The Committees of the Board fulfill important monitoring functions regarding remuneration, borrowing, investments, customer finance, cash management, financial reporting and internal control. The Audit and Compliance Committee and the Board of Directors review all interim and annual financial reports before they are released to the market. The Company’s internal audit function reports directly to the Audit and Compliance Committee. The Audit and Compliance Committee also receives regular reports from the external auditor. The Audit Committee follows up on any actions taken to improve or modify controls.

Board of Directors

Stockholm, February 26, 2019

Telefonaktiebolaget LM Ericsson (publ)

Org. no. 556016-0680

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Remuneration report

Introduction

This report outlines how the remuneration policy is implemented throughout Ericsson with specific references to Group management.

The work of the Remuneration Committee in 2018 and the remuneration policy are explained below, followed by descriptions of plans and their outcomes.

More details on the remuneration to Group management and on Board members’ fees can be found in the Notes to the Consolidated financial statements – Note G2, “Information regarding members of the Board of Directors and the Group management” and Note G3, “Share based compensation” in the Annual Report.

Board member remuneration is resolved annually by the Annual General Meeting.

The Remuneration Committee

The Remuneration Committee (the Committee) advises the Board of Directors on the remuneration to the Group management, consisting of the Executive Team (ET). This includes fixed salaries, pensions, other benefits and short-and long-term variable compensation. The Committee reviews and prepares for resolution by the Board:

•	Proposals on salary and other remuneration, including retirement compensation, for the President and CEO.

•	Proposals to the Annual General Meeting of shareholders (AGM) on guidelines for remuneration to the ET.

•	Proposals to the Annual General Meeting on long-term variable compensation and equity arrangements.

The responsibility of the Committee is also to:

•	Approve proposals on salary and other remuneration, including retirement compensation, for other members of the ET.

•	Approve proposals on targets for the short-term variable compensation (STV) for the ET members other than the President and CEO.

•	Approve payout of the STV for the ET members other than the President & CEO, based on achievements and performance.

The Committee’s work forms the foundation for the governance of Ericsson’s remuneration processes, together with Ericsson’s internal systems and audit controls. The Committee is chaired by Jon Fredrik Baksaas and its other members are Ronnie Leten, Kurt Jofs and Kjell-Åke Soting. All members are non-executive directors, independent (except for the employee representative) as required by the Swedish Corporate Governance Code and have relevant knowledge and experience of remuneration matters.

The Company’s Chief Legal Officer acts as secretary to the Committee. The President and CEO, the Senior Vice President and Head of Group Function Human Resources, the Vice President and Head of Total Rewards and the Head of Executive Remuneration attend Committee meetings by invitation and assist the Committee in its considerations. No employee is present at the Committee’s meeting when issues relating to their remuneration are being discussed.

The Committee used an independent expert advisor, Peter Boreham from Mercer, to assist and advise in its work during 2018. The Committee resolved to continue with Peter Boreham as its independent advisor for 2019. The Committee is also furnished with national and international pay data collected from external survey providers and can call on other independent expertise, should it so require. The Chair strives to ensure that contact is maintained, as necessary and appropriate, with shareholders regarding remuneration.

Further information on the Committee and its responsibilities can be found in the Corporate Governance Report. These responsibilities, together with the Guidelines for Remuneration to Group Management and the Long-Term Variable Compensation Program for the Executive Team (LTV) is reviewed and evaluated annually in light of matters such as changes to corporate governance best practice or changes to accounting, legislation, political opinion or business practices among peers. This helps to ensure that the total rewards policy continues to provide Ericsson with a competitive remuneration strategy.

The Guidelines for remuneration to Group management are, in accordance with Swedish law, brought to shareholders annually for approval.

The Committee held thirteen meetings including per capsulams during 2018. The meeting in January 2018 focused on following up on results from the 2017 variable compensation programs and preparing proposals to shareholders for the 2018 AGM. In this meeting, the Committee approved target levels for the 2018 STV and reviewed and proposed the LTV 2015 vesting result to the Board of Directors for approval. The Committee approved the changes in the ET effective from February 1, 2018 in this meeting as well. The Committee prepared a revised LTV 2018 proposal for the Executive Team including a one-year Group operating income performance criteria with 50% weight in addition to the two total shareholder return (TSR) performance criteria which were the performance criteria for LTV 2017. Furthermore, the weights of the absolute and relative TSR performance criteria were revised to 30% and 20% respectively, and the number of companies in the comparator group for the relative TSR performance criteria was reduced from 18 in 2017 to 12, and the vesting schedule for this performance criteria was adjusted accordingly. LTV 2018 was approved at the AGM 2018. The

Total rewards policy

Total rewards policy at Ericsson is based on the principles of performance, competitiveness and fairness. The total rewards policy, together with the mix of remuneration elements, is designed to reflect these principles by creating a balanced remuneration package. The Guidelines for remuneration to Group management 2018, approved by the AGM,	can be found in Note G2. The auditor’s report regarding whether the company has complied with the guidelines for remuneration to Group management during 2018 is posted on the Ericsson website.

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details of LTV 2018 is explained under Long-term variable compensation on pages 132–133. The Committee has also approved the 2017 STV pay-outs for the ET. In May 2018, the STV target levels for the ET were revised in order to obtain better consistency with the target span defined for the 2018 Group operating income performance criteria for LTV 2018, and to reflect the impact of an update in the Group capital employed. During the fall 2018 meeting, the independent advisor presented the 2018 report on Executive Remuneration market issues and trends and the Committee resolved to submit unchanged guidelines for remuneration to Group management for 2019. The Committee also approved the 2019 STV targets for the ET members other than the President and CEO. In the final meeting of 2018 in December, the Committee recommend to the Board that the structure and conditions for LTV for the ET members for 2019 (LTV 2019) remain unchanged from LTV 2018 and the proposal is referred to 2019 AGM of shareholders for resolution. The 2019 salary review for the President and CEO was discussed and it was referred to the Board for resolution along with the proposals for the cash based long-term variable compensation programs Executive Performance Plan for senior managers for 2019 (EPP 2019) and Key Contributor Plan for 2019 (2019 KC Plan) for key employees. Also, the revision of individual remuneration packages for the members of the ET were resolved.

The Committee throughout the year approved individual remuneration packages for the new appointments to the ET.

Evaluation of the Guidelines for remuneration to Group management and of the LTV program

The Committee supports the Board with the review and evaluation of the Guidelines for remuneration to Group management and Ericsson’s application of these guidelines. The Committee and the Board have concluded that the guidelines remain valid and right for Ericsson and that no changes are required to the guidelines for 2019.

In 2018, with approval from AGM, LTV 2018 was introduced. Following an evaluation by the Remuneration Committee and the Board of LTV 2017 and LTV 2018, the Board has resolved to propose to AGM in 2019 to approve an unchanged LTV program from LTV 2018 with the same values of the underlying shares in respect of the Performance Share Awards made to the ET in 2018 including the President and CEO. The aim is to support achieving the Company’s 2020 targets and to increase the long-term focus and alignment with the long-term expectations of the shareholders.

Total remuneration in 2018

When considering the remuneration of an individual, it is the total remuneration that matters. First, the total annual cash compensation is defined, consisting of the target level of short-term variable compensation plus fixed salary. Thereafter, target long-term variable compensation is added to get to the total target compensation and, finally, pension and other benefits are added to arrive at the total remuneration.

For the members of the ET other than the President and CEO, total remuneration consists of fixed salary, short-term and long-term variable compensation, pension and other benefits. The President and CEO’s total remuneration does not contain any short-term variable compensation element. If the size of any one of these elements is increased or decreased when setting the remuneration, at least one other element has to change if the total compensation is to remain unchanged.

The remuneration costs for the President and CEO and the ET are reported in Note G2, “Information regarding members of the Board of Directors and the Group management.”

Fixed salary

When setting fixed salaries, the Committee considers the impact on total remuneration, including pensions and associated costs. The absolute levels are determined based on the size and complexity of the position and the year-on-year performance of the individual. Together with other elements of remuneration, ET salaries are subject to an annual review by the Committee, which considers external pay data to ensure that levels of pay remain competitive and appropriate to the remuneration policy.

Variable compensation

Ericsson believes that, where possible, variable compensation should be encouraged as an integral part of total remuneration. First and foremost, this aligns employees with the relevant unit’s and the Group’s performance, but it also enables more flexible payroll costs and emphasizes the link between performance and pay.

All variable compensation plans have maximum award and vesting limits. Short-term variable compensation is to a greater extent dependent on the performance of the Company and the specific unit, while long-term variable compensation is dependent on the achievements of the Ericsson Group.

Short-term variable compensation payouts as percentage of opportunity	Fixed salary, short-term and long-term variable compensation as percentage of total target compensation for 2018

131 Corporate governance – Remuneration report	Ericsson Annual Report on Form 20-F 2018

Summaries of short- and long-term variable compensation

What we call it	What is it?	What is the objective?	Who participates?	How is it earned?

Short-term: Compensation delivered over twelve months or less

Fixed Salary	Fixed compensation paid at set times	Attract and retain employees, delivering part of annual compensation in a predictable format	All employees	Market appropriate levels set according to position andevaluated according to individual performance

Short-Term Variable compensation (STV)	A variable plan that is measured and paid over a single year	Align employees with clear and relevant targets, providing an earnings opportunity in return for performance at flexible cost	Enrolled employees, including Executive Team, approximately 73,000 in 2018	Achievements against set targets. Reward can increase to up to twice the target level and decrease to zero, depending on performance

Sales Incentive Plan (SIP)	Tailored versions of the STV	As for STV, tailored for local or business requirements, such as sales	Employees in Sales. Approximately 2,000 in 2018	Similar to STV, but reward can increase to up to three times the target level depending on performance. All plans have maximum award and vesting limits

Long-term: Compensation delivered over three years or more

Long-Term Variable Compensation Program (LTV )	Share-based plan for Executive Team members	Compensate for long-term commitment and value creation in alignment with shareholder interests	Executive Team members	Ericsson B shares as Performance Share Awards subject to achievement of performance conditions

Executive Performance Plan (EPP)	Cash-based plan for senior managers	Compensate for long-term commitment and value creation in alignment with shareholder interests	Up to 182 Senior managers in 2018	Cash award subject to achievement of performance conditions

Key Contributor Plan (KC Plan)	Cash-based plan for selected individuals	Recognize best talent, individual performance, potential, critical skills & retention	Up to 6,037 employees in 2018	Cash award at the end of mandatory 3 years retention

Stock Purchase Plan (SPP) Discontinued after 2016	All employee share-based plan	Reinforce a “one Ericsson” mentality and align employees’ interests with those of shareholders	Where practicable, all employees are eligible	Buy one Ericsson B share and it will be matched by one Ericsson B share after three years if still employed

Executive Performance Stock Plan (EPSP) Discontinued after 2016	Share-based plan for senior managers	Compensation for long-term commitment and value creation	Senior managers, including Executive Leadership Team	Subject to performance, receive up to four, six, or for the former President and CEO, nine further Ericsson B shares matched to each SPP share for long-term performance

Key Contributor Retention Plan (KC) Discontinued after 2016	Share-based plan for selected individuals	Recognize, retain and motivate key contributors for performance, critical skills and potential	Up to 10% of employees	If selected, receive one more Ericsson B matching share in addition to the SPP one

Short-term variable compensation

Annual variable compensation is delivered through cash-based programs. Specific business targets are derived from the annual business plan approved by the Board of Directors and, in turn, defined by the Company’s long-term strategy. Ericsson strives to achieve best-in-class margins and return on investment along with strong cash conversion and therefore the starting point is to have one core Economic Profit target which is a measure of profitability after the deduction of cost of cap-ital employed.

For the ET, Economic Profit targets are defined:

•  At Group level for Heads of Group Functions,

•  As a combination of Group level and Businiess Area level for Heads of Business Areas, and

•  As a combination of Group level and Market Area level for Heads of Market Areas.

The chart on the previous page illustrates how payouts to the ET have varied with performance over the past five years.

The President and CEO does not have any short-term variable compensation. The Remuneration Committee decides on all targets which are set for other members of the ET. These targets are cascaded within the organization and broken down to unit-related targets throughout the Company where applicable. The Committee monitors the appropriateness and fairness of Group, Business Area and Market Area target levels throughout the performance year and has the authority to revise them should they cease to be relevant or stretching or to enhance shareholder value.

During 2018, approximately 75,000 employees participated in short-term variable compensation plans.

Long-term variable compensation

Share-based long-term variable compensation plans have been submitted each year for approval by shareholders at the AGM.

All long-term variable compensation plans have been designed to form part of a well-balanced total remuneration package and to span over a minimum of three years. As these are variable compensation programs, the outcomes cannot be predicted when the programs are introduced and rewards depend on long-term personal commitment, corporate performance and the share price performance.

Following discontinuation of the previous share-based long-term variable compensation programs for all employees at the end of 2016, the Company introduced the new Long-Term Variable Compensation Program (LTV) for the Executive Team, the new Executive Performance Plan (EPP) for senior managers and the new Key Contributor Plan (KC Plan) for key employees as integral parts of its remuneration strategy starting from 2017.

2017–2018 Long-Term Variable Compensation Program (LTV) for the Executive Team

The Long-Term Variable Compensation Program (LTV) for the ET is designed to provide long-term incentives for members of the ET and to incentivize the Company’s performance creating long-term value. The aim is to attract, retain, and motivate the executives in a competitive market through performance based share related incentives and to encourage the build-up of significant equity holdings to align the interests of the participants with those of the shareholders.

The 2018 Long-Term Variable Compensation Program (LTV 2018) was approved by the AGM 2018 and includes all members of the ET, a total of 14 (16) employees in 2018, including the President and CEO, but excluding Ulf Ewaldsson, Elaine Weidman-Grunewald and Nina

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Short-term variable compensation structure

	Short-term variable compensation as percentage of fixed salary			Percentage of short-term variable compensation maximal opportunity
	Target level	Maximum level	Actual paid	Group financial targets	Unit/functional financial targets	Non-financial targets
President and CEO 2018 1)	0%	0%	0%	0%	0%	0%
President and CEO 2017 1)	0%	0%	0%	0%	0%	0%
Average ET 2018	26%	52%	43.1%	60%	40%	0%
Average ET 2017 2)	44%	88%	7%	43%	57%	0%

1)	Since 2017, the President and CEO does not have any short-term variable compensation.
2)	Excludes the President and CEO, differences in target and maximum levels from year to year are typically due to changes in the composition of the ET.

Macpherson who left the ET prior to the award grant date of May 18, 2018, and Jan Karlsson who carried over his EPP entitlement for 2018 after his appointment to the ET.

Awards under LTV are granted to the participant, provided that certain performance conditions are met, to receive a number of shares, free of charge, following expiration of a three-year vesting period (“Performance Share Awards”). Allotment of shares pursuant to Performance Share Awards are subject to the achievement of the performance criteria, as set out below, and generally requires that the participant retains his or her employment over a period of three years from the date of grant (the “Vesting Period”). All major decisions relating to LTV are taken by the Remuneration Committee, with approval by the full Board of Directors as required.

The participants were granted Performance Share Awards on May 18, 2018. The value of the underlying shares in respect of the Performance Share Award made to the President and CEO was 180% of the annual base salary, and for other participants ranged between 30% and 70% of the participants’ respective annual base salaries at the time of grant. The increase of the maximum value of the underlying shares in respect of the Performance Share Awards made to the ET members other than the President and CEO from 22.5% in 2017 to between 30% and 70% of the participants’ respective base salaries at the time of grant in 2018 was approved by the AGM 2018 with the intention to increase the long-term focus and alignment with the long-term expectations of the shareholders. The share price used to calculate the number of shares to which the Performance Share Award entitles was calculated as the volume-weighted average of the market price of Ericsson B shares on Nasdaq Stockholm during the five trading days immediately following the publication of the Company’s interim report for the first quarter of 2018.

The vesting of Performance Share Awards is subject to the satisfaction of challenging performance criteria which will determine what portion, if any, of the Performance Share Awards will vest at the end of the Performance Period. Following continuous evaluation of the Long-Term Variable Compensation Programs, a one-year Group operating income target was added to LTV 2018 measured over the period January 1, 2018 to December 31, 2018, to support achieving the Company’s 2020 targets, in addition to the three-year targets relating to total shareholder return (TSR), which were also used for LTV 2017.

The performance criteria relating to TSR are absolute TSR development and relative TSR development for the Ericsson B share over the period January 1, 2018 to December 31, 2020 (the “Performance Period”).

The performance criteria relating to LTV 2018 and LTV 2017 along with the details on how the performance criteria will be calculated and measured are explained in minutes from the AGM 2018 under Item 17, and summarized in the below table titled LTV and EPP Performance Criteria.

The Board resolved on the vesting level for the 2018 Group operating income performance condition as 200% for this portion of the performance share award granted based on a 2018 Group operating income excluding restructuring charges and the provisions taken in Q4 2018 related to the revised BSS strategy.

Provided that the above performance criteria have been met during the Performance Period and that the participant has retained his or her employment (unless special circumstances are at hand) during the Vesting Period, allotment of vested shares will take place as soon as practicably possible following the expiration of the Vesting Period.

When determining the final vesting level of Performance Share Awards, the Board of Directors shall examine whether the vesting level is reasonable considering the Company’s financial results and position, conditions on the stock market and other circumstances, and if not, as determined by the Board of Directors, reduce the vesting level to a lower level deemed appropriate by the Board of Directors.

In the event delivery of shares to the participants cannot take place under applicable law or at a reasonable cost and employing reasonable administrative measures, the Board of Directors will be entitled to decide that participants may, instead, be offered cash settlement.

LTV share-settled plan for the President and CEO and Executive Team

	Long-term variable compensation programs
Plan (million shares)	LTV 2018	LTV 2017	Total
Maximum shares required	3.0	3.0	6.0
Granted shares	0.8	0.7	1.5
Increase due to performace condition	0.4	—	0.4
Outstanding number of shares end of 2018	1.2	0.7	1.9
Compensation cost charged during 2018 (SEK million) 1)	17.9	14.7	32.6	1)
Of which the President and CEO:
Granted shares	0.4	0.4	0.8
Outstanding number of shares end of 2018	0.6	0.4	1.0
Compensation cost charged during 2018 (SEK million)	8.6	9.8	18.4

1)	Total compensation cost charged during 2017: SEK 9.9 million.

LTV and EPP Performance Criteria

Program Year	Target	Criteria	Weight	Performance Period	Vesting
2018	2018 Group Operating Income	Range (SEK billion): 4.6–9.6	50%	January 1, 2018 - December 31, 2018	0%–200% (linear pro-rata)
2018	Absolute TSR	Range: 6%–14%	30%	January 1, 2018 - December 31, 2020	0%–200% (linear pro-rata)
2018	Relative TSR	Ranking of Ericsson: 7–2	20%	January 1, 2018 - December 31, 2020	0%–200% (linear pro-rata) 1)
2017	Absolute TSR	Range: 6%–14%	50%	January 1, 2017 - December 31, 2019	0%–200% (linear pro-rata)
2017	Relative TSR	Ranking of Ericsson: 12–5	50%	January 1, 2017 - December 31, 2019	0%–200% (linear pro-rata) 1)

1)

The portion of the performance share awards granted to a participant based on the relative TSR performance condition is subject to fulfillment of the related performance criteria over the performance period compared to Peer Groups consisting of 12 and 18 companies respectively for the program years 2018 and 2017. The vesting of the performance share awards under this performance condition will vary depending on the Company’s TSR performance ranking versus the other companies in the Peer Group at the end of the performance period.

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As shown in the table on the previous page titled LTV share-settled plan for the President and CEO and Executive Team, the maximum number of shares required for LTV 2018 is 3.0 (3.0) million. 0.8 (0.7) million shares were granted to the ET members in May 18, 2018.

The 2018 LTV plan is a share-settled plan recognized over a three-year service period that has two types of conditions, market conditions and performance condition. The weighted fair value for LTV 2018 market conditions was calculated as per the share price at grant date May 18, 2018 and amounted to SEK 79.70. The share price at grant date was SEK 65.79. The fair value for the market conditions calculated is the weighted average of the fair values including adjustments for absolute and relative TSR performance criteria on the grant date, using a Monte Carlo model, which uses a number of inputs, including expected dividends, expected share price volatility and the expected period to exercise. The amount is fixed for the service period, except for any persons leaving.

The performance condition for the LTV plan is based on the outcome of the Group operating income as per 2018 fiscal year. For the performance condition the number of shares are adjusted in relation to the achievement level of the performance condition at the end of the performance period. The outcome of the performance conditions was achieved at a vesting level of 200% and the total number of shares has been increased by 0.4 million shares to 1.2 million shares. The share price for the performance condition was SEK 62.93 and is calculated based on the share price at grant, reduced by the net present value of the dividend expectations during the three-year service period.

The 2017 LTV program is a share-settled plan with market conditions accounted for as described for LTV 2018. The total compensation expense is calculated based on the fair value at grant date and recognized over the service period of three years. The amount is fixed for the service period, except for any persons leaving. The fair value for LTV 2017 at grant date was calculated as per May 18, 2017 and amounted to SEK 65.68. The share price at grant date May 18, 2017 was SEK 57.15.

The accounting treatment for LTV is prescribed in IFRS 2 Share-based payment as described in Note A1, “Significant accounting policies.”

2017–2018 Executive Performance Plans (EPP)

The Executive Performance Plan (EPP) is designed to attract, retain, and motivate senior managers in a competitive market through performance based long-term cash incentive supporting the achievement of the Company’s long-term strategies and business objectives.

Under the 2018 Executive Performance Plan (EPP 2018), up to 182 (500) senior managers were identified to be eligible for the plan, and 171 (452) of these 182 (500) senior managers were selected as participants to the plan through a nomination process that identifies individuals according to performance, potential, critical skills, and business critical roles. There are two award levels at 15% and 22.5% of the participants’ annual gross salary. Participants are assigned a potential award, which is converted into a number of synthetic shares based on the same market price of Ericsson B shares used for the respective year’s LTV program. The three-year vesting period is the same as for the LTV program. The vesting level of the award is subject to the achievement of the same performance criteria over the same Performance Periods defined for the respective year’s LTV program, and generally requires that the participant retains his or her employment over the Vesting Period. At the end of the Vesting Period, the allotted synthetic shares are converted into a cash amount, based on the market price of Ericsson B shares at Nasdaq Stockholm at the payout date, and this final amount is paid to the participant in cash gross before tax.

2017–2018 Key Contributor Plans (KC Plan)

The Key Contributor Plan (KC Plan) is designed to recognize the best talent, individual performance, potential and critical skills as well as to encourage the retention of key employees. Under the 2018 Key Contribution Plan (2018 KC Plan), up to 6,037 (7,000) employees were identified to be eligible for the plan, and 5,886 (6,876) of these 6,037 (7,000) employees were selected through a nomination process that identifies individuals according to performance, potential, critical skills, and business critical roles. There are two award levels at 10% and 25% of the participants’ annual gross salary. Participants are assigned a potential award, which is converted into a number of synthetic shares based on the same market price of Ericsson B shares used for the respective year’s LTV program. There is a mandatory three-year retention period for receiving the award and the award is subject only to continued employment until the end of the retention period. The value of each synthetic share is driven by the absolute share price performance of Ericsson B shares during the retention period. At the end of the retention period, the synthetic shares are converted into a cash amount, based on the market price of Ericsson B shares Nasdaq Stockholm at the payout date, and this final amount is paid to the Participant in cash gross before tax.

The cost of the cash-settled plans (EPP and KC Plan) is shown in the table below:

LTV cash-settled plans

(million)	Number of synthetic shares
Plan	LTV 2018	LTV 2017	Total
Executive Performance Plan	1.0	1.9	2.9
Key Contributor Plan	9.4	10.5	19.9

Total	10.4	12.4	22.8

Compensation cost under LTV cash-settled plans
(SEK million)	Compensation cost year 2018
Plan	LTV 2018	LTV 2017	Total
Executive Performance Plan 1)	19.8	110.7	130.5
Key Contributor Plan 2)	155.9	322.9	478.8	3)

Total	175.7	433.6	609.3

1)	Fair value for EPP SEK 98.97 for LTV 2018 and 136.16 (65.68) for LTV 2017.
2)	Fair value for KC Plan SEK 79.98 for LTV 2018 and 81.06 (56.55) for LTV 2017.
3)	Total compensation cost charged during 2017: SEK 170 million.

2015–2016 Long-Term Variable compensation programs

Until 2017, share-based compensation was made up of three different but linked plans: the all-employee Stock Purchase Plan, the Key Contributor Retention Plan and the Executive Performance Stock Plan.

The Stock Purchase Plan (SPP)

The Stock Purchase Plan (SPP) was designed to offer an incentive for all employees to participate in the Company where practicable. For the 2016 and earlier plans, employees were able to save up to 7.5% of their gross fixed salary for purchase of Ericsson B contribution shares at market price on Nasdaq Stockholm or American Depositary Shares (ADSs) on NASDAQ New York (contribution shares) during a twelve-month period (contribution period). If the contribution shares are retained by the employee for three years after the investment and their employment with the Ericsson Group continues during that time, then the employee’s shares will be matched with a corresponding number of Ericsson B shares or ADSs free of consideration. Employees in 100 countries participate in the plans.

134 Corporate governance – Remuneration report	Ericsson Annual Report on Form 20-F 2018

The table below shows the contribution periods and participation details for ongoing plans as of December 31, 2018:

Stock Purchase Plans

Plan	Contribution period	Number of participants at launch	Take-up rate – percent of eligible employees
Stock Purchase plan 2015	August 2015 – July 2016	33,800	31%
Stock Purchase plan 2016	August 2016 – July 2017	31,500	29%

The Key Contributor Retention Plan

The Key Contributor Retention Plan was part of Ericsson’s talent management strategy and was designed to give recognition for performance, critical skills and potential as well as to encourage retention of key employees. Under the program, up to 10% of employees were selected through a nomination process that identifies individuals according to performance, critical skills and potential. Participants selected obtained one extra matching share in addition to the ordinary one matching share for each contribution share purchased under SPP during a twelve-month period.

The Executive Performance Stock Plan (EPSP)

The Executive Performance Stock Plan (EPSP) was designed to focus management on driving earnings and provide competitive remuneration. Senior managers, including the members of the ET, were selected to obtain up to four or six extra shares (performance matching shares) in addition to the ordinary one matching share for each contribution share purchased under SPP. Up to 0.5% of employees were offered participation in the plan. The performance targets were linked to growth of Net Sales, Operating Income and Cash Conversion.

The below table shows the targets for the Executive Performance Stock Plans which are ongoing as of December 31, 2018:

Executive Performance Stock Plan targets

	Base year value SEK billion	Year 1	Year 2	Year 3
2016
	Compound annual growth rate of
Growth (Net sales growth)	246.9			2%–6%
Margin	Compound annual growth rate of
(Operating income growth)1)	24.8			5%–15%
Cash Flow (Cash conversion)	–	≥70%	≥70%	≥70%

1)	Excluding extraordinary restructuring charges.

The accounting treatment of all the long-term variable compensation programs are explained in Note G3, “Share based compensation.”

Benefits and terms of employment

Pension benefits follow the competitive practice in the employee’s home country and may contain various supplementary plans, in addition to any national system for social security. Where possible, pension plans are operated on a defined contribution basis, i.e. Ericsson pays contributions but does not guarantee the ultimate benefit. This applies unless local regulations or legislation prescribe that defined benefit plans that do give such guarantees have to be offered.

Individuals with a Swedish employment, who were appointed to the ET before 2011, are members of a supplementary pension plan in addition to the occupational pension plan for salaried staff on the Swedish labor market (ITP). These pension plans are not conditional upon future employment at Ericsson.

Those, in Sweden, appointed to the ET since 2011 participate in the defined contribution plan (ITP1) which applies for the wider workforce in Sweden. For ET members employed outside of Sweden, local market competitive pension arrangements apply.

Due to the fact that the President and CEO is resident in the United States, and not in Sweden, it is not possible to enroll him in ITP1. Tax legislation in the US and Sweden significantly complicates a pension arrangement. Therefore, the President and CEO receives a cash payment in lieu of a defined contribution pension. This cash payment is treated as salary for the purposes of tax and social security and is made in a way which is cost neutral for Ericsson.

Other benefits, such as company cars and medical insurance, are also set to be competitive in the local market. The ET members may not receive loans from the Company.

Total rewards policy in practice

Ericsson has taken a number of measures over the years to enhance the understanding of how the company translates remuneration principles and policy into practice. This includes the continuous briefings of line managers on pay principles and their practical execution enabled further progress towards globally consistent principles while allowing room for adaptation to local legislation and pay markets.

135 Sustainability – Sustainability management	Ericsson Annual Report on Form 20-F 2018

Sustainability management

The Company regularly assesses its significant topics in the economic, environmental and social areas and related sustainability and corporate responsibility risks which are identified in accordance with Ericsson’s Risk Management framework. Responsible business practices are embedded in Ericsson’s operations to prevent and mitigate risks.

Ericsson’s objectives on sustainability and corporate responsibility are set and reviewed annually in line with the Company’s strategy. Previous performance, internal and external audits and assessment results as well as the Company’s life-cycle assessment and research studies are used as input when setting objectives. Sustainability and corporate responsibility objectives are followed-up on a regular basis by the accountable organization. Through Ericsson’s Global ISO certification assessment program, the external assurance provider assesses and audits how Ericsson implements and adheres to Policies and Group Directives, manages risks and achieves the Company’s objectives.

Governance, policies and directives

The Board of Directors is briefed annually, or more often if needed, on sustainability and corporate responsibility performance and risk. In 2018, briefings covered progress on anti-corruption, sensitive business, cybersecurity, occupational health and safety, responsible sourcing, climate action and social inclusion. The Board of Directors was also briefed about the ongoing inquiries from the United States Securities and Exchange Commission and the United States Department of Justice regarding the Group’s compliance with the U.S. Foreign Corrupt Practices Act.

Group functions support the President and CEO in the governance and management of Ericsson. Group Function Marketing and Corporate Relations is accountable for developing and deploying strategies, policies, directives, processes and tools for sustainability and corporate responsibility.

Policies and Group Directives of particular relevance from a sustainability and corporate responsibility perspective are the Code of Business Ethics, the Code of Conduct, and other Group steering documents concerning sustainability, sensitive business, information security, privacy, occupational health and safety, electromagnetic fields and health and anti-corruption – all of which reflect how Ericsson works to ensure responsible business practices. These Group steering documents are reinforced by employee-awareness training and monitoring. Compliance with Policies is mandatory for all employees and operations unless a deviation is approved by the CEO.

The Code of Business Ethics

The Code of Business Ethics (CoBE) is an overview of Ericsson’s fundamental Policies and Group Directives guiding Ericsson’s relationships among employees and when interacting with external stakeholders. It sets the tone for how Ericsson conducts business globally and is a guiding framework to support everyone performing work for Ericsson. It reflects the Company’s commitment to the UN Global Compact’s 10 principles and the United Nations Guiding Principles (UNGPs) on Business and Human Rights.

The CoBE emphasizes Ericsson’s zero-tolerance for corruption. Employees read and acknowledge the CoBE at the time of employment and periodically re-acknowledge it throughout their term of employment. The CoBE is periodically updated and is translated into more than 30 languages to ensure that it is accessible to employees and stakeholders.

The Code of Conduct

Ericsson’s Code of Conduct (CoC) applies to employees, contractors and suppliers. It is based on the 10 principles of the UN Global Compact, and includes the Company commitments regarding human rights, labor standards, the environment and anti-corruption, as well as Ericsson commitment to the UN Guiding Principles on Business and Human Rights. Employees and suppliers are required to comply with Ericsson’s CoC requirements.

Ericsson uses a risk-based approach to assess compliance with the CoC requirements as part of supplier agreements.

136 Sustainability – Significant topics and risk management	Ericsson Annual Report on Form 20-F 2018

Significant topics and risk management

Ericsson regularly assesses its significant economic, environmental and social topics to provide a strong foundation for the Company’s sustainability and corporate responsibility priorities. This is a central component of the situation analysis for strategy, target setting, risk management and reporting.

The assessment is done on an annual basis and has two purposes. It considers the Company’s business impact on economic, environmental and social topics, and it contemplates stakeholder feedback to analyze those topics that substantively influence the views and decisions.

In 2018, Ericsson continued to evolve the assessment process by sharpening the focus while identifying significant topics that have long-term significance for the business. Sustainability focus and risks are described in each of Ericsson’s segments.

The Company continued its alignment with international standards such as the Sustainability Accounting Standards Board (SASB) in order to facilitate its understanding of the meaning of each topic.

Ericsson begins each year’s assessment by reviewing the significant topics identified in the previous year’s assessments (baseline).

As part of integrating sustainability and corporate responsibility into the business segments, Ericsson has conducted topic-assessment workshops with each Business Area in 2018. A consolidated outcome from the workshops was presented and approved by Ericsson’s Executive Team. Progress during the year and inputs resulting from surveys and from dialogue with employees, customers, investors and other stakeholders were considered in the assessment.

Each significant topic including where in the value chain the impact occurs, is described in this report. Significant topics identified in 2018 were anti-corruption; human rights; information security and privacy; diversity; occupational health and safety; radio waves and health; responsible sourcing; efficient use of material resources; energy performance from products; and the carbon footprint from the Company’s own operations.

Ericsson’s sustainability and corporate responsibility “Significant topics matrix” is publicly available on Ericsson’s website www.ericsson.com, together with additional information on other topics that are not considered significant and the rationale behind the prioritization.

Risk management

The Company’s sustainability and corporate responsibility related risks described in this report are managed in accordance with Ericsson’s risk management framework, which is integrated into the Company’s operational processes. The Board of Directors also oversees the Company’s risk management.

Ericsson has Group Policies and Directives to comply with applicable laws and regulations, and controls are implemented to comply with reporting standards. Group Policies and Directives of particular relevance for sustainability and corporate responsibility are described in page 135 of this report.

As part of sustainability and corporate responsibility strategy work, risks and mitigating actions related to the long-term objectives as well as short-term targets are identified. Key components in the evaluation of risks related to Ericsson’s long-term objectives include for example technology development, information security related matters, health and environmental aspects and laws and regulations.

Identified and prioritized sustainability and corporate responsibility related risks and mitigating actions, are described in Ericsson’s sustainability and corporate responsibility Risk Heat Map and are regularly followed-up in governance meetings and presented to the Board of Directors annually or if needed. For information on risks that could impact the fulfillment of objectives and form the basis for mitigating activities, see the Risk Factors section, pages 92–101, and Risk Management in the Corporate governance report, pages 103–128.

137 Sustainability – Significant topics and risk management	Ericsson Annual Report on Form 20-F 2018

Anti-corruption

Corruption is harmful for many reasons. Primarily, it is a considerable obstacle to economic and social development around the world. It holds back sustainable development and often affects poorer communities the most. From a business perspective, corruption undermines fair competition, impedes innovation, raises costs and poses serious legal and reputational consequences.

Ericsson is committed to winning business on merit, ability and fairness and acting vigorously to correct any irregularities the Company encounters. Ericsson strives to be a responsible and relevant driver of positive change within the communities and societies where the Company operates. As part of this commitment, fighting and preventing corruption are a high priority.

Ericsson’s ethics and compliance program is built on four cornerstones: preventing, detecting, responding and testing/monitoring, and Ericsson continually works to strengthen and improve this framework. The Company is committed to providing the leadership and resources necessary to achieve its anti-corruption objectives.

The ethics and compliance program and the performance of Ericsson’s anti-corruption program are reviewed at least annually by the Audit and Compliance Committee of the Board of Directors.

Ericsson has been a member of the World Economic Forum Partnership Against Corruption Initiative (PACI) since 2012.

Inquiries from US authorities

As previously disclosed, Ericsson has been voluntarily cooperating since 2013 with an investigation by the United States Securities and Exchange Commission (SEC) and, since 2015,

with an investigation by the United States Department of Justice (DOJ) into Ericsson’s compliance with the U.S. Foreign Corrupt Practices Act (FCPA). The Company has identified facts that are relevant to the investigations. These facts have been shared with the authorities by the Company.

The Company continues to cooperate with the SEC and the DOJ and is engaged in discussions with them to find a resolution.

While the length of these discussions cannot be determined, based on the facts that the Company has shared with the authorities, it believes that the resolution of these matters will likely result in monetary and other measures, the magnitude of which cannot be estimated currently but may be material.

People and culture

A strong tone from the top and a company culture committed to integrity are fundamental to an effective ethics and compliance program.

An enhanced ethics and compliance vetting process has been introduced for all current and future Executive Team members and employees in exposed positions such as sourcing, financing and customer-facing roles. Since its implementation in 2017, the executives in the top 200 positions in the company have been subject to this vetting process.

In 2018, Ericsson completed a comprehensive anti-bribery and corruption risk assessment in its Market Areas which led to some adjustments to and further improvements of the program.

A new mandatory online anti-corruption training for all employees was launched in 2018 and completed by over 88,150 employees. Specific face-to-face training was provided by Legal and Compliance employees to Group Functions and to Market Area/Customer Unit leadership teams as well as to the global compliance and investigations function.

In 2018 the Executive Team has held meetings and discussions on ethics and compliance matters with the top 200 company leaders. The key messages have been relayed through numerous communication activities to all employees.

Third-party management

In 2018, Ericsson has continued to develop and improve its process for the assessment and monitoring of third-parties, including suppliers. A specific global risk scan of third-parties was undertaken in 2018 to ensure that all compliance risks or potential issues are appropriately addressed. Ericsson has cross-functional review boards for business partners in its Market Areas, whose responsibility is to review and validate the business case and control of certain third-parties’ engagements. In 2018, Ericsson’s finance and compliance functions deployed additional analytic tools to better identify and prevent high-risk transactions or engagements and to strengthen payment controls.

Main risks include:

•	Workforce or third-party failure to comply with anti-corruption laws, regulations and Ericsson’s related Policies and Directives.

138 Sustainability – Significant topics and risk management	Ericsson Annual Report on Form 20-F 2018

Information security and privacy

Information security and the protection of personal data focus primarily on maintaining the confidentiality, integrity and availability of information, while not hindering an organization’s operations. As both the value of information and the capabilities of threat actors increase, information security and privacy have become issues of national importance globally and a key consideration for operations in Information and Communication Technology (ICT).

Attacks on infrastructure, or crimes focusing on the theft, misuse or tampering of information, can have major impacts on society and on the trust that society places in organizations that handle information. At the same time, the ability of threat actors, including nation states, to launch cyberattacks has outstripped the ability of most organizations to defend against these events.

Governance, policies and directives

Information security and privacy are governed through Ericsson’s Group Information Security Board and ancillary Security Management Boards. The Product and Technology Security Board addresses product and portfolio security issues. The Audit and Compliance Committee of the Board of Directors receives updates on cybersecurity at least twice a year, and includes security as part of its annual training.

Information security and privacy incidents are reported through Ericsson’s Security Incident Management System (SIMS), and routed to the appropriate function for case handling. Ericsson has an established Security and Privacy Framework to ensure that issues are considered throughout the entire product lifecycle.

The Company has a set of Policies and Directives to establish the requirements for information security and privacy across Ericsson. Ericsson’s Product Security framework includes a mandatory area of regulation specifically for security and privacy, which is applicable to all products. Ericsson also enforces a Crisis Management Directive, and has a Group Crisis Management Council which is responsible for the handling of major incidents or crises that affect Ericsson.

Risk management

Ericsson’s products, infrastructure and services handle personal data for its workforce, customers and its customer’s customers the nature of Ericsson’s business, and of the data that its products transmit, requires the Company to be at the forefront of data protection and information security. Given that Ericsson’s financial, customer and personal data as well as its intellectual property are targeted by threat actors, the Company focuses on providing end-to-end secure services, solutions and products and protecting critical assets in a rapidly changing environment while responding proactively to existing and emerging threats to business and human rights.

Ericsson has adopted a risk based approach for investment in cybersecurity and privacy. The potential impact on Ericsson’s brand, in terms of customer trust and market access, is weighed against the cost of implementing tools, processes and technology to make sure that Ericsson can protect its customers and data.

Safe and secure telecommunications networks and services provide the foundation for Critical National Infrastructure such as national security and emergency coordination, healthcare, education and finance services. More secure networks require less downtime and unplanned maintenance, which increases trust in the infrastructure.

Ericsson’s information security and privacy frameworks are designed to ensure that its products and services are more resilient to attacks and less likely to be impacted by unforeseen consequences.

Focus areas for security & privacy

In 2018, Ericsson launched a certification program, Ericsson Certified Security Associate and two training courses for all employees, Data Privacy 2.0 and Be Security Aware which were completed by over 83,640 and over 82,060 employees respectively. Ericsson’s Information Security Management System is certified to ISO/IEC 27001. For privacy, Ericsson maintains Binding Corporate Rules as both a data controller and a data processor.

Main risks include:

•	Workforce or third-party failure to comply with information security and privacy laws, regulations and Ericsson’s related Policies and Directives.

•	Threat actors targeting Ericsson’s Intellectual Property and financial, customer and personal data.

•	Impact on society and on the trust that society places in organizations that handle information due to attacks on infrastructure, or crimes focusing on the theft or misuse of information or tampering with it.

•	More stringent or new stakeholder or regulatory information security and privacy requirements may impact Ericsson’s business.

Ericsson’s capabilities

139 Share information – The Ericsson share	Ericsson Annual Report on Form 20-F 2018

The Ericsson share

Share trading

The Ericsson Class A and Class B shares are listed on Nasdaq Stockholm. In the United States, the Class B shares are listed on NASDAQ New York in the form of American Depositary Shares (ADS) evidenced by American Depositary Receipts (ADR) under the symbol ERIC. Each ADS represents one Class B share.

In 2018, approximately 2.3 (3.1) billion shares were traded on Nasdaq Stockholm and approximately 1.4 (1.2) billion ADS were traded in the United States (incl. NASDAQ New York). A total of 3.8 (4.3) billion Ericsson shares were thus traded on the exchanges in Stockholm and in the United States. Trading volume in Ericsson shares decreased by approximately 24% on Nasdaq Stockholm and increased by approximately 18% in the United States compared to 2017.

With the implementation of the Mifid directive in the EU, share trading has become increasingly fragmented across a number of venues and trading categories. Trading on MTFs (multilateral trading facilities) and other venues has gained market shares from stock exchanges like Nasdaq Stockholm. Trading in Stockholm represented 36% of total trading in 2018. Total trading in Ericsson B on all venues combined has increased over the past five years from 5.5 billion shares in 2014 to 6.4 billion shares in 2018. Over the same period, trading of Ericsson ADS in the US has increased from 1.0 billion shares in 2014 to 1.4 billion shares in 2018.

The Ericsson share
Share/ADS listings
Nasdaq Stockholm
NASDAQ New York

Share data
Total number of shares in issue	3,334,151,735
of which Class A shares, each carrying one vote 1)	261,755,983
of which Class B shares, each carrying one tenth of one vote 1)	3,072,395,752
Ericsson treasury shares, Class B	37,057,039
Quotient value	SEK 5.00
Market capitalization, December 31, 2018	SEK 260 billion
ICB (Industry Classification Benchmark)	9,500

1) Both classes of shares have the same rights of participation in the net assets and earnings.
Ticker codes
Nasdaq Stockholm	ERIC A/ERIC B
NASDAQ New York	ERIC
Bloomberg Nasdaq Stockholm	ERICA SS/ERICB SS
Bloomberg Nasdaq	ERIC US
Reuters Nasdaq Stockholm	ERICa.ST/ERICb.ST
Reuters Nasdaq	ERIC.O

Changes in number of shares and capital stock 2014–2018

		Number of shares	Share capital (SEK)
2014	December 31	3,305,051,735	16,525,258,678
2015	December 31	3,305,051,735	16,525,258,678
2016	May 11, new issue (Class C shares, later converted to Class B-shares) 1)	26,100,000	130,500,000
2016	December 31	3,331,151,735	16,655,758,678
2017	May 10, new issue (Class C shares, later converted to Class B-shares) 2)	3,000,000	15,000,000
2017	December 31	3,334,151,735	16,670,758,678
2018	December 31	3,334,151,735	16,670,758,678

1)

The Annual General Meeting (AGM) 2016 resolved to issue 26,100,000 Class C shares for the Long-Term Variable Compensation Program 2016. In accordance with an authorization from the AGM, in the second quarter 2016, the Board of Directors resolved to repurchase the new issued shares, which were subsequently converted into Class B shares. The quotient value of the repurchased shares was SEK 5, totaling SEK 130.5 million, representing less than one percent of capital stock, and the acquisition cost was approximately SEK 130.7 million.

2)

The AGM 2017 resolved to issue 3,000,000 Class C shares for the Long-Term Variable Compensation Program 2017. In accordance with an authorization from the AGM, in the second quarter 2017, the Board of Directors resolved to repurchase the new issued shares, which were subsequently converted into Class B shares. The quotient value of the repurchased shares was SEK 5, totaling MSEK 15, representing less than 0.1% of capital stock, and the acquisition cost was approximately SEK 15.1 million.

Share performance indicators

	2018	20174)	20164)	2015	2014
Earnings (loss) per share, diluted (SEK) 1)	–1.98	–9.94	0.25	4.13	3.54
Earnings (loss) per share, non-IFRS (SEK) 2)	0.27	–3.24	2.39	6.06	4.80
Dividend per share (SEK) 3)	1.00	1.00	1.00	3.70	3.40
Total shareholder return (%)	47	3	–32	–9	24
P/E ratio	n/a	n/a	101	20	26

1)	Calculated on average number of shares outstanding, diluted.
2)	EPS, diluted, excluding amortizations and write-downs of acquired intangible assets, and excluding restructuring charges, SEK.
A reconcilation of Alternative performance measures is available on pages 143–146.
3)	For 2018 as proposed by the Board of Directors.
4)

2017 and 2016 are restated due to implementation of IFRS 15 “Revenue from Contracts with Customers”, for more information see Note A3, “changes in accounting policies.” Year 2015-2014 have not been restated.

For definitions of the financial terms used, see Glossary and Financial Terminology.

140 Share information – The Ericsson share	Ericsson Annual Report on Form 20-F 2018

Share and ADS prices

Principal trading market – Nasdaq Stockholm – share prices

The tables state the high and low share prices for the Class A and Class B shares as reported by Nasdaq Stockholm for the periods indicated. Trading on the exchange generally continues until 5:30 p.m. (CET) each business day. In addition to trading on the exchange, there is trading off the exchange and on alternative venues during trading hours and also after 5:30 p.m. (CET).

Nasdaq Stockholm publishes a daily Official Price List of Shares which includes the volume of recorded transactions in each listed stock, together with the prices of the highest and lowest recorded trades of the day. The Official Price List of Shares reflects price and volume information for trades completed by the members.

Host market – NASDAQ New York – ADS prices

The tables state the high and low share prices quoted for the ADSs on NASDAQ New York for the periods indicated. The NASDAQ New York quotations represent prices between dealers, not including retail mark-ups, markdowns or commissions, and do not necessarily represent actual transactions.

Share prices on Nasdaq Stockholm

(SEK)	2018	2017	2016	2015	2014
Class A at last day of trading	77.40	53.25	53.00	79.35	88.25
Class A high (Oct 19, 2018)	85.20	64.80	80.80	111.30	91.80
Class A low (Feb 6, 2018)	49.05	44.17	45.20	72.00	71.55
Class B at last day of trading	77.92	53.85	53.50	82.30	94.35
Class B high (Oct 19, 2018)	85.66	64.95	83.60	120.00	96.40
Class B low (Feb 6, 2018)	49.04	43.75	43.19	75.30	75.05
Source: Nasdaq Stockholm
Share prices on NASDAQ New York
(USD)	2018	2017	2016	2015	2014
ADS at last day of trading	8.88	6.68	5.83	9.61	12.10
ADS high (Oct 19, 2018)	9.45	7.47	10.20	13.14	13.61
ADS low (April 4, 2018)	6.00	5.52	4.83	8.87	11.20
Source: NASDAQ New York

Share prices on Nasdaq Stockholm and NASDAQ New York

	Nasdaq Stockholm				NASDAQ New York
	SEK per Class A share		SEK per Class B share		USD per ADS 1)
Period	High	Low	High	Low	High	Low
Annual high and low
2014	91.80	71.55	96.40	75.05	13.61	11.20
2015	111.30	72.00	120.00	75.30	13.14	8.87
2016	80.80	45.20	83.60	43.19	10.20	4.83
2017	64.80	44.17	64.95	43.75	7.47	5.52
2018	85.20	49.05	85.66	49.04	9.45	6.00
Quarterly high and low
2017 First Quarter	61.00	50.50	60.20	49.45	6.76	5.61
2017 Second Quarter	64.80	54.00	64.95	54.55	7.43	6.20
2017 Third Quarter	62.90	44.17	63.35	43.75	7.47	5.52
2017 Fourth Quarter	56.00	45.20	56.80	45.18	6.74	5.56
2018 First Quarter	59.10	49.05	59.22	49.04	7.37	6.13
2018 Second Quarter	71.20	51.20	71.20	50.82	8.05	6.00
2018 Third Quarter	82.20	65.60	80.42	66.30	9.11	7.47
2018 Fourth Quarter	85.20	72.80	85.66	72.82	9.45	8.04
Monthly high and low
August 2018	79.70	69.20	79.32	68.70	8.61	7.63
September 2018	82.20	75.80	80.42	76.10	9.11	8.36
October 2018	85.20	72.80	85.66	72.82	9.45	8.17
November 2018	83.50	73.20	83.00	73.00	9.16	8.04
December 2018	83.30	74.40	83.76	74.72	9.29	8.12
January 2019	82.50	74.70	82.48	74.70	9.19	8.20

1) One ADS = 1 Class B share.	Source: Nasdaq Stockholm and NASDAQ New York.

141 Share information – The Ericsson share	Ericsson Annual Report on Form 20-F 2018

Shareholders

As of December 31, 2018, the Parent Company had 414,867 shareholders registered at Euroclear Sweden AB (the Central Securities Depository – CSD), of which 756 holders had a US address. According to information provided by the Company’s depositary bank, Deutsche Bank, there were 312,563,362 ADSs outstanding as of December 31, 2018, and 3,419 registered holders of such ADSs. A significant number of Ericsson ADSs are held by banks, brokers and/or nominees for the accounts of their customers. As of January 16, 2019, the total number of bank, broker and/or nominee accounts holding Ericsson ADSs was 83,623.

According to information known at year-end 2018, approximately 88% of the Class A and Class B shares were owned by institutions, Swedish and international. The major shareholders do not have different voting rights than other shareholders holding the same classes of shares. As far as Ericsson knows, the Company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person(s) separately or jointly.

The table below shows the total number of shares in the Parent Company owned by the Executive Team and Board members (including Deputy employee representatives) as a group as of December 31, 2018.

The Executive Team and Board members, ownership

	Number of Class A shares	Number of Class B shares	Voting rights, percent
The Executive Team and Board members as a group (30 persons)	608	1,985,573	0.04%

For individual holdings, see Corporate Governance Report.

Geographical ownership breakdown of share capital including retail shareholders and treasury shares

Percent of capital

Ownership breakdown by type of owner

Percentage of voting rights

Share distribution 1)

Holding	No. of shareholders	No. of shares A	No. of shares B	Percentage of share capital	Percentage of voting rights	Market value (MSEK)
1–500	331,835	1,321,932	43,035,482	1.33%	0.99%	3,456
501–1,000	38,264	1,003,143	27,872,009	0.87%	0.67%	2,249
1,001–5,000	37,064	2,907,094	77,227,942	2.40%	1.87%	6,243
5,001–10,000	4,468	1,104,404	30,653,301	0.95%	0.73%	2,474
10,001–15,000	1,131	489,310	13,519,768	0.42%	0.32%	1,091
15,001–20,000	525	337,411	9,028,199	0.28%	0.22%	730
20,001–	1,579	254,592,689	2,870,944,724	93.74%	95.20%	243,409

Total, December 31, 2018 2)	414,867	261,755,983	3,072,395,752	100.00%	100.00%	259,661

1)	Source: Euroclear.
2)	Includes a nominee reporting discrepancy of 114,327 shares.

The following table shows share information as of December 31 2018 with respect to the 15 largest shareholders ranked by voting rights as well as their percentage of voting rights as of December 31 2018, 2017 and 2016.

Largest shareholders December 31, 2018 and percentage of voting rights December 31 2018, 2017 and 2016

Identity of person or group1)	Number of Class A shares	Of total Class A shares percent	Number of Class B shares	Of total Class B shares percent	Of total Class A+B shares percent	2018 Voting rights percent	2017 Voting rights percent	2016 Voting rights percent
Investor AB	115,762,803	44.23	124,138,545	4.04	7.20	22.53	22.18	21.77
AB Industrivärden	86,052,615	32.88	1,000,000	0.03	2.61	15.14	15.14	15.15
Cevian Capital	339,228	0.13	302,579,434	9.85	9.09	5.38	4.39	0.00
Svenska Handelsbankens Pensionsstiftelse	23,430,790	8.95	0	0.00	0.70	4.12	4.12	4.12
AMF Pensionsförsäkring AB	8,225,000	3.14	75,882,465	2.47	2.52	2.78	3.31	2.20
Swedbank Robur Fonder AB	32,559	0.01	133,184,257	4.33	4.00	2.35	2.11	2.61
PRIMECAP Management Company	0	0.00	133,152,860	4.33	3.99	2.34	1.48	1.58
BlackRock Institutional Trust Company, N.A.	0	0.00	120,325,770	3.92	3.61	2.11	2.11	1.92
AFA Försäkring AB	10,723,000	4.10	5,268,780	0.17	0.48	1.98	2.04	2.18
The Vanguard Group, Inc.	867,742	0.33	81,494,213	2.65	2.47	1.58	1.34	1.07
Norges Bank Investment Management (NBIM)	0	0.00	69,300,889	2.26	2.08	1.22	0.57	1.11
Handelsbanken Asset Management	26,474	0.01	64,046,497	2.08	1.92	1.13	0.85	0.97
Livförsäkringsbolaget Skandia, ömsesidigt	4,703,309	1.80	17,247,956	0.56	0.66	1.13	1.24	1.39
State Street Global Advisors (US)	0	0.00	62,580,974	2.04	1.88	1.10	1.30	1.54
Hotchkis and Wiley Capital Management, LLC	0	0.00	61,103,097	1.99	1.83	1.07	2.06	1.10
Others	11,592,463	4.43	1,821,090,015	59.27	54.97	34.04	35.76	41.30

Total	261,755,983	100	3,072,395,752	100	100	100	100	100

1)	Source: Nasdaq

142 Share information – The Ericsson share	Ericsson Annual Report on Form 20-F 2018

Share trend

In 2018, Ericsson’s total market capitalization increased by 44.7% to SEK 260 billion, compared to an increase by 0.7% reaching SEK 179 billion in 2017. In 2018, the index, OMX Stockholm, on Nasdaq Stockholm decreased by –7.7%, the Nasdaq composite index decreased by –3.9% and the S&P 500 Index decreased by –6.2%.

1)  EPS, diluted, excl. restructuring charges, amortizations and write-downs of acquired intangible assets, SEK.

2)  2017 and 2016 are restated due to implementation of IFRS 15 “Revenue from Contracts with Customers”, for more information see Note A3, “changes in accounting policies.” Year 2015–2014 have not been restated.

1)  For 2018 as proposed by the Board of Directors.

143 Other information – Five-year summary	Ericsson Annual Report on Form 20-F 2018

Five-year summary

For definitions of certain financial terms used, see Financial terminology.

Five-year summary

	2018	Change	2017	2016	2015	2014
Income statement and cash flow items, SEK million
Net sales 1)	210,838	3%	205,378	220,316	246,920	227,983
Operating expenses 1)	–66,848	–5%	–70,563	–60,501	–64,129	–63,408
Operating income (loss) 1)	1,242	—	–34,743	5,187	21,805	16,807
Net income (loss) 1)	–6,276	—	–32,433	1,012	13,673	11,143
Restructuring charges	8,015	–6%	8,501	7,567	5,040	1,456
Cash flow from operating activities	9,342	–3%	9,601	14,010	20,597	18,702
Year-end position, SEK million
Total assets 1)	268,761	3%	259,882	284,150	284,363	293,558
Property, plant and equipment	12,849	0%	12,857	16,734	15,901	13,341
Stockholders’ equity 1)	86,978	–10%	96,935	134,582	146,525	144,306
Non-controlling interest	792	25%	636	675	841	1,003
Per share indicators
Earnings (loss) per share, basic, SEK 1)	–1.98	—	–9.94	0.26	4.17	3.57
Earnings (loss) per share, diluted, SEK 1)	–1.98	—	–9.94	0.25	4.13	3.54
Dividends per share, SEK 2)	1.00	0%	1.00	1.00	3.70	3.40
Dividends per share, USD 3)	0.11	–8.5%	0.12	0.11	0.39	0.41
Number of shares outstanding (in millions)
end of period, basic	3,297	0%	3,284	3,269	3,256	3,242
average, basic	3,291	0%	3,277	3,263	3,249	3,237
average, diluted	3,318	0%	3,317	3,303	3,282	3,270
Other information, SEK million
Additions to property, plant and equipment	3,975	3%	3,877	6,129	8,338	5,322
Depreciations and write-downs/impairments of property, plant and equipment	3,843	–39%	6,314	4,569	4,689	4,316
Acquisitions/capitalization of intangible assets	2,315	32%	1,759	5,260	5,228	6,184
Amortization and write-downs/impairments of intangible assets	4,475	–79%	21,578	4,550	5,538	5,629
Research and development expenses 1)	38,909	3%	37,887	31,631	34,844	36,308
as percentage of net sales	18.5%	—	18.4%	14.4%	14.1%	15.9%
Inventory turnover days	70	6%	66	71	64	64
Alternative Performance Measures (APMs) 4)
Gross margin 1)	32.3%	—	23.3%	29.6%	34.8%	36.2%
Operating margin 1)	0.6%	—	–16.9%	2.4%	8.8%	7.4%
EBITA margin	1.4%	—	–8.8%	3.6%	10.5%	9.3%
Cash conversion 1)	601%	—	–73%	204%	85%	84%
Free cash flow	2,968	–42%	5,109	254	7,515	4,593
Free cash flow excluding M&A	4,253	–12%	4,833	876	9,715	8,987
Capital employed, SEK million 1)	149,615	–4%	155,625	185,666	195,150	189,839
Return on equity 1)	–7.1%	—	–28.1%	0.6%	9.3%	8.1%
Return on capital employed 1)	0.6%	—	–20.6%	2.7%	11.6%	9.8%
Equity ratio 1)	32.7%	—	37.5%	47.6%	51.8%	49.5%
Capital turnover 1)	1.4	17%	1.2	1.2	1.3	1.2
Working capital, SEK million 1)	52,508	–7%	56,439	82,327	104,811	103,246
Gross cash, SEK million	68,996	2%	67,702	57,877	66,270	72,159
Net cash, SEK million	35,871	4%	34,657	31,191	41,150	48,014
Statistical data, year-end
Number of employees	95,359	–5%	100,735	111,464	116,281	118,055
of which in Sweden	12,502	–10%	13,864	15,303	17,041	17,580
Export sales from Sweden, SEK million 1)	109,969	26%	87,463	105,552	117,486	113,734

1)

2017 and 2016 are restated due to implementation of IFRS 15 “Revenue from Contracts with Customers,” for more information see Note A3, “Changes in accounting policies.” Years 2014–2015 have not been restated. Year 2018 has been impacted by the implementation of IFRS 9 “Financial Instruments”.

2)	For 2018, as approved by the Annual General Meeting.
3)	For 2018, as approved by the Annual General Meeting.
4)	A reconciliation to the most directly reconcilable line items in the financial statements for 2018 and four comparison years is available on the following pages.

144 Other information – Alternative performance measures	Ericsson Annual Report on Form 20-F 2018

Alternative performance measures

This section includes a reconciliation of certain Alternative Performance Measures (APMs) to the most directly reconcilable line items in the financial statements. The presentation of APMs has limitations as analytical tools and should not be considered in isolation or as a substitute for related financial measures prepared in accordance with IFRS.

APMs are presented to enhance an investor’s evaluation of ongoing operating results, to aid in forecasting future periods and to facilitate meaningful comparison of results between periods. Management uses these APMs to, among other things, evaluate ongoing operations in relation to historical results, for internal planning and forecasting purposes and in the calculation of certain performance-based compensation.

The APMs presented in this report may differ from similarly titled measures used by other companies.

Free cash flow, excluding M&A, was added in 2018 as an APM.

Capital employed 1)

SEK million	2018	2017	2016	2015	2014
Total assets	268,761	259,882	284,150	284,363	293,558
Non-interest-bearing provisions and liabilities
Provisions, non-current	5,471	3,596	946	176	202
Deferred tax liabilities	670	901	2,147	2,472	3,177
Other non-current liabilites	4,346	2,776	2,621	1,851	1,797
Provisions, current	10,537	6,283	5,374	3,662	4,225
Contract liabilities	29,348	29,076	24,930	—	—
Trade payables	29,883	26,320	25,844	22,389	24,473
Other current liabilities	38,891	35,305	36,622	58,663	69,845
Capital employed	149,615	155,625	185,666	195,150	189,839

1)

2017 and 2016 are restated due to implementation of IFRS 15 “Revenue from Contracts with Customers,” for more information see Note A3, “Changes in accounting policies.” Year 2009–2015 have not been restated.

Definition	Reason to use

Total assets less non-interest-bearing provisions and liabilities.	Capital employed represents the value of the balance sheet assets that contributes to revenue and profit generation. It is also used in the calculation of return on capital employed.

Capital turnover 1)

SEK million	2018	2017	2016	2015	2014
Net sales	210,838	205,378	220,316	246,920	227,983
Average capital employed
Capital employed at beginning of period	155,625	185,666	190,797	189,839	180,903
Captial empoyed at end of period	149,615	155,625	185,666	195,150	189,839
Average capital employed	152,620	170,646	188,232	192,495	185,371
Capital turnover (times)	1.4	1.2	1.2	1.3	1.2

1)

2017 and 2016 are restated due to implementation of IFRS 15 “Revenue from Contracts with Customers,” for more information see Note A3, “Changes in accounting policies.” Year 2009–2015 have not been restated.

Definition	Reason to use

Net sales divided by average capital employed.	Capital turnover indicates how effectively investment capital is used to generate revenues.

Cash conversion 1)

SEK million	2018	2017	2016	2015	2014
Net income (loss)	–6,276	–32,433	1,012	13,673	11,143
Net income reconciled to cash	1,554	–13,109	6,875	24,284	22,343
Cash flow from operating activities	9,342	9,601	14,010	20,597	18,702
Cash conversion (%)	601%	–73%	204%	85%	84%

1)

2017 and 2016 are restated due to implementation of IFRS 15 “Revenue from Contracts with Customers,” for more information see Note A3, “Changes in accounting policies.” Year 2009–2015 have not been restated.

Definition	Reason to use

Cash flow from operating activities divided by the sum of net income (loss) and adjustments to reconcile net income to cash, expressed as percent.	The cash conversion target reflects a high focus on cash flow in the company. The measurement has also been used as one of the three targets in the Long-Term Variable Compensation program (LTV).

145 Other information – Alternative performance measures	Ericsson Annual Report on Form 20-F 2018

Earnings (loss) per share (non-IFRS) 1)

SEK	2018	2017	2016	2015	2014
Earnings (loss) per share, diluted	–1.98	–9.94	0.25	4.13	3.54
Restructuring charges	1.88	1.93	1.59	1.07	0.31
Amortization and write-downs of acquired intangibles	0.37	4.77	0.55	0.86	0.95
Earnings (loss) per share (non-IFRS)	0.27	–3.24	2.39	6.06	4.80

1)

2017 and 2016 are restated due to implementation of IFRS 15 “Revenue from Contracts with Customers,” for more information see Note A3, “Changes in accounting policies.” Year 2009–2015 have not been restated.

Definition	Reason to use

Earnings (loss) per share (EPS), diluted, excluding amortizations and write-down of acquired intangible assets and excluding restructuring charges.	Restructuring charges vary between years. This measurement gives an indication of the performance without restructuring and without the impact of amortizations and write-down of acquired intangible assets from acquired companies.

EBITA margin 1)

SEK million	2018	2017	2016	2015	2014
Net income (loss)	–6,276	–32,433	1,012	13,673	11,143
Taxes	4,813	–3,525	1,882	6,199	4,668
Financial income and expenses	2,705	1,215	2,293	1,933	996
Amortization and write-downs of acquired intangibles	1,662	16,652	2,650	4,139	4,328
EBITA	2,904	–18,091	7,837	25,944	21,135
Net sales	210,838	205,378	220,316	246,920	227,983
EBITA margin (%)	1.4%	–8.8%	3.6%	10.5%	9.3%

1)

2017 and 2016 are restated due to implementation of IFRS 15 “Revenue from Contracts with Customers,” for more information see Note A3, “Changes in accounting policies.” Year 2009–2015 have not been restated.

Definition	Reason to use

Earnings (loss) before interest, taxes, amortization and write-downs of acquired intangibles, as a percentage of net sales.	Amortizations and write-downs of intangible assets are normally non-cash items in the annual income statement, EBITA margin % gives an indication of the financial performance without the impact from acquired companies.

Equity ratio 1)

SEK million	2018	2017	2016	2015	2014
Total equity	87,770	97,571	135,257	147,366	145,309
Total assets	268,761	259,882	284,150	284,363	293,558
Equity ratio (%)	32.7%	37.5%	47.6%	51.8%	49.5%

1)

2017 and 2016 are restated due to implementation of IFRS 15 “Revenue from Contracts with Customers,” for more information see Note A3, “Changes in accounting policies.” Year 2009–2015 have not been restated.

Definition	Reason to use

Equity, expressed as a percentage of total assets.	An equity ratio above 40% is one of the company’s capital targets. This supports financial flexibility and independence to operate and manage variations in working capital needs as well as to capitalize on business opportunities.

Free cash flow and Free cash flow excluding M&A

SEK million	2018	2017	2016	2015	2014
Cash flow from operating activities	9,342	9,601	14,010	20,597	18,702
Net capital expenditures and other investments (excluding M&A)
Investments in property, plant and equipment	–3,975	–3,877	–6,129	–8,338	–5,322
Sales of property, plant and equipment	334	1,016	482	1,301	522
Product development	–925	–1,444	–4,483	–3,302	–1,523
Other investing activities	–523	–463	–3,004	–543	–3,392
Free cash flow excluding M&A	4,253	4,833	876	9,715	8,987
Acquisitions of subsidiaries and other operations	–1,618	–289	–984	–2,201	–4,442
Divestments of subsidiaries and other operations	333	565	362	1	48
Free cash flow	2,968	5,109	254	7,515	4,593

Definition	Reason to use

Free cash flow: Cash flow from operating activities less net capital expenditures and other investments.

Free cash flow excluding M&A: Cash flow from operating activities less net capital expenditures and other investments (excluding M&A).

Free cash flow represents the cash that the company generates after capital expenditures and other investments. The free cash flow can be used to expand the business, pay dividends and reduce debt.

146 Other information – Alternative performance measures	Ericsson Annual Report on Form 20-F 2018

Gross cash

SEK million	2018	2017	2016	2015	2014
Cash and cash equivalents	38,389	35,884	36,966	40,224	40,988
Interest-bearing securities, current	6,625	6,713	13,325	26,046	31,171
Interest-bearing securities, non-current	23,982	25,105	7,586	—	—
Gross cash	68,996	67,702	57,877	66,270	72,159

Definition	Reason to use

Cash and cash equivalents plus interest-bearing securities (current and non-current).	Gross cash is showing total available cash and interest-bearing securities and is a parameter for calculating the net cash position.

Gross margin 1)

SEK million	2018	2017	2016	2015	2014
Gross income	68,200	47,927	65,254	85,819	82,427
Net sales	210,838	205,378	220,316	246,920	227,983
Gross margin (%)	32.3%	23.3%	29.6%	34.8%	36.2%

1)

2017 and 2016 are restated due to implementation of IFRS 15 “Revenue from Contracts with Customers,” for more information see Note A3, “Changes in accounting policies.” Year 2009–2015 have not been restated.

Definition	Reason to use

Reported gross income as a percentage of net sales.	Gross margin shows the difference between net sales and cost of sales, in percentage of net sales. Gross margin is impacted by several factors such as business mix, service share, price development and cost reductions. Gross margin is an important internal measure and this number is also provided in the Income statement as the Company believes that it provides users of the financial statements with a better understanding of the Group’s business development.

Net cash

SEK million	2018	2017	2016	2015	2014
Cash and cash equivalents	38,389	35,884	36,966	40,224	40,988
+ Interest-bearing securities, current	6,625	6,713	13,325	26,046	31,171
+ Interest-bearing securities, non-current	23,982	25,105	7,586	—	—
– Borrowings, current	2,255	2,545	8,033	2,376	2,281
– Borrowings, non-current	30,870	30,500	18,653	22,744	21,864
Net cash	35,871	34,657	31,191	41,150	48,014

Definition	Reason to use

Cash and cash equivalents plus interest-bearing securities (current and non-current) less interest-bearing liabilities (which include: non-current borrowings and current borrowings.)	A positive net cash position that is larger than the pension liability is one of the company’s capital targets. This creates financial flexibility and independence to operate and manage variations in working capital needs

Operating expenses, excluding restructuring charges

SEK million	2018	2017	2016	2015	2014
Operating expenses	–66,848	–70,563	–60,501	–64,129	–63,408
Restructuring charges included in R&D expenses	1,293	2,307	2,739	2,021	304
Restructuring charges included in selling and administrative expenses	784	952	1,353	745	123
Operating expenses, excluding restructuring charges	–64,771	–67,304	–56,409	–61,363	–62,981

Definition	Reason to use

Reported operating expenses, excluding restructuring charges.	Restructuring charges vary between years and in order to analyse trends in reported expenses overtime, restructuring charges are excluded.

Operating margin 1)

SEK million	2018	2017	2016	2015	2014
Operating income (loss)	1,242	–34,743	5,187	21,805	16,807
Net sales	210,838	205,378	220,316	246,920	227,983
Operating margin (%)	0.6%	–16.9%	2.4%	8.8%	7.4%

1)

2017 and 2016 are restated due to implementation of IFRS 15 “Revenue from Contracts with Customers,” for more information see Note A3, “Changes in accounting policies.” Year 2009–2015 have not been restated.

Definition	Reason to use

Reported operating (loss) income as a percentage of net sales.	Operating margin shows the operating income in percentage of net sales. Operating margin is a key internal measure and this number is also provided in the Income statement as the Company believes that it provides users of the financial statements with a better understanding of the Group’s financial performance both short and long term.

147 Other information – Alternative performance measures	Ericsson Annual Report on Form 20-F 2018

Return on capital employed 1)

SEK million	2018	2017	2016	2015	2014
Operating income (loss)	1,242	–34,743	5,187	21,805	16,807
Financial income	–316	–372	–135	525	1,277
Total Operating income (loss) + Financial income	926	–35,115	5,052	22,330	18,084
Average capital empolyed
Capital employed at beginning of period	155,625	185,667	190,797	189,839	180,903
Capital employed at end of period	149,615	155,625	185,666	195,150	189,839
Average capital empolyed	152,620	170,646	188,232	192,495	185,371
Return on capital employed (%)	0.6%	–20.6%	2.7%	11.6%	9.8%

1)

2017 and 2016 are restated due to implementation of IFRS 15 “Revenue from Contracts with Customers,” for more information see Note A3, “Changes in accounting policies.” Year 2009–2015 have not been restated.

Definition	Reason to use

The total of operating income (loss) plus financial income as a percentage of average capital employed.	Return on capital employed is a measure of the profitability after taking into account the amount of capital used. A higher return on capital employed indicates a more efficient use of capital.

Return on equity 1)

SEK million	2018	2017	2016	2015	2014
Net income (loss) attributable to stockholders of the Parent Company	–6,530	–32,576	833	13,549	11,568
Average stockholders’ equity
Stockholders’ equity, beginning of period 2)	95,952	134,582	142,172	144,306	140,204
Stockholders’ equity, end of period	86,978	96,935	134,582	146,525	144,306
Average stockholders’ equity	91,465	115,759	138,377	145,416	142,255
Return on equity (%)	–7.1%	–28.1%	0.6%	9.3%	8.1%

1)

2017 and 2016 are restated due to implementation of IFRS 15 “Revenue from Contracts with Customers,” for more information see Note A3, “Changes in accounting policies.” Year 2009–2015 have not been restated.

2)	For 2018, adjusted opening balance due to implementation of IFRS 9 “Financial instruments”. For 2016, adjusted opening balance due to implementation of IFRS 15 “Revenue from Contracts with Customers.”

Definition	Reason to use

Net income (loss) attributable to stockholders of the Parent Company as a percentage of average stockholders’ equity.	Return on equity is a measure of the profitability in relation to the book value of shareholder equity. Return on equity is a measure of how investments are used to generate earnings growth.

Sales growth adjusted for comparable units and currency

SEK million	2018
Net sales	210,838
Acquired/divested business	—
Net FX impact	–4,232
Comparable net sales, excluding FX impact	206,606
Sales growth adjusted for comparable units and currency (%)	1%

Definition	Reason to use

Sales growth adjusted for the impact of acquisitions and divestments as well as the effects of foreign currency fluctuations.	Ericsson’s presentation currency is SEK while the total revenues are mainly in other currencies. Reported sales growth is dependent on fluctuations in SEK versus other currencies and in addition acquired or divested business can have an impact on reported net sales. Sales growth adjusted for comparable units and currency shows the underlying sales development without these parameters.

Working capital 1)

SEK million	2018	2017	2016	2015	2014
Current assets	161,167	153,423	175,097	189,525	201,789
Current non-interest-bearing provisions and liabilities
Provisions, current	–10,537	–6,283	–5,374	–3,662	–4,225
Contract liabilities	–29,348	–29,076	–24,930	—	—
Trade payables	–29,883	–26,320	–25,844	–22,389	–24,473
Other current liabilities	–38,891	–35,305	–36,622	–58,663	–69,845
Working capital	52,508	56,439	82,327	104,811	103,246

1)

2017 and 2016 are restated due to implementation of IFRS 15 “Revenue from Contracts with Customers,” for more information see Note A3, “Changes in accounting policies.” Year 2009–2015 have not been restated.

Definition	Reason to use

Current assets less current non-interest-bearing provisions and liabilities (which include: current provisions, contract liabilities, trade payables and other current liabilities).	Due to the need to optimize cash generation to create value for Ericsson’s shareholders, management focuses on working capital and reducing lead times between orders booked and cash received. Managing and reducing Working capital is key for reaching the Cash conversion of the Long-Term Variable Compensation program (LTV).

148 Other information – Financial terminolog	Ericsson Annual Report on Form 20-F 2018

Financial terminology

CAPEX

Capital expenditures.

Capital employed

Total assets less non-interest-bearing provisions and liabilities (which includes non-current provisions; deferred tax liabilities; contract liabilities; other non-current liabilities; current provisions; trade payables and other current liabilities).

Capital turnover

Net sales divided by average capital employed.

Cash conversion

Cash flow from operating activities divided by the sum of net income (loss) and adjustments to reconcile net income to cash, expressed as percent.

Cash dividends per share

Dividends paid divided by average number of basic shares.

Compound annual growth rate (CAGR)

The year-over-year growth rate over a specified period of time.

Days sales outstanding (DSO)

Trade receivables balance at quarter end divided by net sales in the quarter and multiplied by 90 days. If the amount of trade receivables is larger than last quarter’s sales, the excess amount is divided by net sales in the previous quarter and multiplied by 90 days, and total DSO are the 90 days of the most current quarter plus the additional days from the previous quarter.

Earnings (loss) per share (EPS)

Basic earnings (loss) per share: profit or loss attributable to stockholders of the Parent Company divided by the weighted average number of ordinary shares outstanding during the period.

Earnings (loss) per share diluted (EPS diluted)

Earnings per share, using the weighted average number of shares outstanding adjusted for the effects of dilutive potential ordinary shares.

Earnings (loss) per share (non-IFRS)

Earnings (loss) per share (EPS), diluted, excluding amortizations and write-down of acquired intangible assets and excluding restructuring charges.

EBITA margin

Earnings (loss) before interest, taxes, amortization and write-downs of acquired intangibles (intellectual property rights, trademarks and other intangible assets, see Note C1 “Intangible assets”) as a percentage of net sales.

Equity ratio

Equity, expressed as a percentage of total assets.

Free cash flow

Cash flow from operating activities less net capital expenditures and other investments.

Free cash flow excluding M&A

Cash flow from operating activities less net capital expenditures and other investments (excluding M&A).

Gross cash

Cash and cash equivalents plus interest-bearing securities (current and non-current).

Gross margin

Reported gross income as a percentage of net sales.

Inventory turnover days (ITO days)

365 divided by inventory turnover, calculated as total cost of sales divided by the average inventories for the year (net of advances from customers).

Net cash

Cash and cash equivalents plus interest-bearing securities (current and non-current) less interest-bearing liabilities (which include non-current borrowings and current borrowings).

Operating margin

Reported operating income (loss) as a percentage of net sales.

OPEX

Operational expenses.

P/E ratio

The P/E ratio is calculated as the price of a Class B share at last day of trading divided by earnings per basic share.

Payable days

The average balance of trade payables at the beginning and at the end of the year divided by cost of sales for the year, and multiplied by 365 days.

Return on capital employed

The total of operating income plus financial income as a percentage of average capital employed (based on the amounts at January 1 and December 31).

Return on equity

Net income (loss) attributable to stockholders of the Parent Company as a percentage of average stockholders’ equity (based on the amounts at January 1 and December 31).

SG&A

Selling, General & Adminstrative operating expenses.

Sales growth adjusted for comparable units and currency

Sales growth adjusted for the impact of acquisitions and divestments as well as the effects of foreign currency fluctuations.

Total shareholder return (TSR)

The increase or decrease in Class B share price during the period, including dividend, expressed as a percentage of the share price at the start of the period.

Value at Risk (VaR)

A statistical method for calculating the maximum potential loss that may occur with a given confidence level over a given time period.

Working capital

Current assets less current non-interest-bearing provisions and liabilities (which include current provisions, contract liabilities, trade payables and other current liabilities).

Exchange rates

Exchange rates in consolidation

	January–December
	2018	2017
SEK/EUR
Average rate 1)	10.25	9.64
Closing rate	10.25	9.83
SEK/USD
Average rate 1)	8.68	8.53
Closing rate	8.94	8.20

1)	Average for the year for disclosure purpose only. Period income and expenses for each income statement are translated at period average exchange rates.

149 Other information – Glossary	Ericsson Annual Report on Form 20-F 2018

Glossary

2G

The first digital generation of mobile systems. Includes GSM, TDMA, PDC and cdmaOne.

3G

Third generation mobile systems. Includes WCDMA/HSPA, CDMA2000 and TD-SCDMA.

3GPP

Third Generation Partnership Project. Unites telecommunications standard development organizations and produce specifications that defines a mobile technology (2G, 3G etc.).

4G

See LTE.

5G

The fifth generation of mobile systems. An evolution of 4G/LTE.

ADM

Application Development and Modernization. A service offering addressing maintenance, development and evolution of software.

BSS

Business Support Systems.

CAGR

Compound Annual Growth Rate.

CDMA

Code Division Multiple Access.

A radio technology on which the cdmaOne (2G) and CDMA2000 (3G) mobile communication standards are both based.

Cloud

When data and applications reside in globally accessible data centers.

CO2e

The amount of a particular greenhouse gas, expressed as the amount of carbon dioxide that gives the same greenhouse effect.

Global Reporting Initiative (GRI) Standards

The GRI Sustainability Reporting Standards are the first and most widely adopted global standards for sustainability reporting. GRI is an independent international organization that has pioneered sustainability reporting since 1997.

GSM

Global System for Mobile Communications. A first digital generation mobile system.

ICT

Information and Communication Technology.

IP

Internet Protocol.

Defines how information travels between network elements across the internet.

IPR

Intellectual Property Rights.

JV

Joint Venture.

LTE

Long-Term Evolution.

4G; the evolutionary step of mobile technology beyond HSPA, allowing data rate above 100 Mbps.

M2M

Machine-to-machine communication.

Managed services

Management of operator networks and/or hosting of their services.

Mobile broadband

Wireless high-speed internet access using the HSPA, LTE, CDMA2000EV-DO and 5G technologies.

NFV

Network Functions Virtualization.

Software implementation of network functions that can be deployed in virtualized infrastructure, offering efficient orchestration, automation and scalability.

OSS

Operations Support Systems.

SBT

Science-based targets provide companies with a clearly defined pathway to future-proof growth by specifying how much and how quickly they need to reduce their greenhouse gas emissions.

SDGs

The 2030 Agenda for Sustainable Development, adopted by all United Nations Member States in 2015, provides a shared blueprint for peace and prosperity for people and the planet, now and into the future. At its heart are the 17 Sustainable Development Goals (SDGs), which are an urgent call for action by all countries - developed and developing - in a global partnership.

UDN

Unified Delivery Network. A way to provide a low-latency and high performing platform to deliver compute-intensive applications.

UNGP

The UN Guiding Principles Reporting Framework was launched in February 2015 and is the first comprehensive guidance for companies to report on human rights issues in line with their responsibility to respect human rights. This responsibility is set out in the UN Guiding Principles on Business and Human Rights, which constitute the authoritative global standard in this field.

The terms “Ericsson”, “the Company”, “the Group”, “us”, “we”, and “our” all refer to Telefonaktiebolaget LM Ericsson and its subsidiaries.

150 Other information – Shareholder information	Ericsson Annual Report on Form 20-F 2018

Shareholder information

Telefonaktiebolaget LM Ericsson’s Annual General Meeting of shareholders 2019 will be held on March 27, 2019, at 3.00 p.m. at Kistamässan, Arne Beurlings Torg 5, Kista/Stockholm, Sweden.

Registration and notice of attendance

Shareholders who wish to attend the Annual General Meeting must:

•	be recorded in the share register kept by Euroclear Sweden AB (the Swedish Securities Registry) on Thursday, March 21, 2019; and

•	give notice of attendance to the Company at the latest on Thursday March 21, 2019. Notice of attendance can be given by telephone: +46 8 402 90 54 on weekdays between 10 a.m. and 4 p.m., or on Ericsson’s website:
www.ericsson.com

Notice of attendance may also be given in writing to:

Telefonaktiebolaget LM Ericsson

c/o Euroclear Sweden AB

General Meeting of shareholders

Box 191, SE-101 23 Stockholm, Sweden

When giving notice of attendance, please state the name, date of birth or registration number, address, telephone number and number of assistants, if any.

The meeting will be conducted in Swedish and simultaneously translated into English.

Shares registered in the name of a nominee

In addition to giving notice of attendance, shareholders having their shares registered in the name of a nominee must request the nominee to temporarily enter the shareholder into the share register as per Thursday, March 21, 2019, in order to be entitled to attend the meeting. The shareholder should inform the nominee to that effect well before that day.

Proxy

Shareholders represented by proxy shall issue and submit to the Company a power of attorney for the representative. A power of attorney issued by a legal entity must be accompanied by a copy of the entity’s certificate of registration, or if no such certificate exists, a corresponding document of authority. Such documents must not be older than one year unless the power of attorney explicitly provides that it is valid for a longer period, up to a maximum of five years. In order to facilitate the registration at the Annual General Meeting, the original power of attorney, certificates of registration and other documents of authority should be sent to the Company in advance to the address above for receipt by Tuesday, March 26, 2019. Forms of power of attorney in vSwedish and English are available on Ericsson’s website: www.ericsson.com.

Dividend

The Board of Directors has decided to propose the Annual General Meeting to resolve on a dividend of SEK 1.00 per share for the year 2018 and that Friday, March 29, 2019 will be the record date for dividend.

Financial information from Ericsson

2018 Form 20-F for the US market

•	March 29, 2019

Interim reports 2019

•	Q1, April 17, 2019

•	Q2, July 17, 2019

•	Q3, October 17, 2019

•	Q4, January 24, 2020

Annual Report 2019

•	March, 2020

151 Other information – Shareholder information	Ericsson Annual Report on Form 20-F 2018

More information

Information about Ericsson and its development is available on the website: www.ericsson.com. Annual and interim reports and other relevant shareholder information can be found at: www.ericsson.com/investors

For printed publications

A printed copy of the Annual Report is provided on request.

Strömberg Distribution

SE-120 88 Stockholm, Sweden

Phone: +46 8 449 89 57

Email: ericsson@strd.se

Shareholder Services North America

Ericsson’s Transfer Agent

Deutsche Bank,

Deutsche Bank Shareholder Services

American Stock Transfer & Trust Company

Registered holders

Toll-free number: +1 (800) 937-5449

Interested investors

Direct dial: +1 (718) 921-8124

Email: DB@amstock.com

Ordering a hard copy of the Annual Report

Phone: +1 (888) 301 2504

Contact details

Ericsson headquarters

Torshamnsgatan 21

Kista, Stockholm, Sweden

Registered office

Telefonaktiebolaget LM Ericsson

SE-164 83 Stockholm, Sweden

Investor relations

For questions on the Company, please contact Investor Relations:

Phone: +46 (10) 719 00 00

Email: investor.relations@ericsson.com

Ericsson Annual Report 2018

Project management

Ericsson Investor Relations

Design and production

Hallvarsson & Halvarsson

Photos of Board of Directors and Executive Team

Per Myrehed

Printing

Göteborgstryckeriet 2019

Printed on Amber Graphic

152 Other information – Signatures	Ericsson Annual Report on Form 20-F 2018

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

TELEFONAKTIEBOLAGET LM ERICSSON

March 29, 2019

By:	/s/ Jonas Stringberg
Jonas Stringberg
Vice President, Head of Financial Control and Business Services

By:	/s/ Xavier Dedullen
Xavier Dedullen
Senior Vice President, Chief Legal Officer